Filed pursuant to Rule 424(b)(2)

Registration No. 333-86700

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 19, 2002)

27,000,000 American Depositary Shares

CEMEX, S.A. de C.V.

Representing 270,000,000 Ordinary Participation Certificates

$             per ADS

This prospectus supplement relates to the offering of 27,000,000 American Depositary Shares, or ADSs, each representing ten Ordinary Participation Certificates, or CPOs, of CEMEX, S.A. de C.V., or CEMEX. Of the 27,000,000 ADSs that are being offered,              ADSs are being offered in the United States and in other countries outside Mexico and the equivalent of              ADSs are being offered in a concurrent offering in Mexico in the form of the underlying CPOs.

The ADSs and CPOs are being sold on our behalf by a Mexican trust created to sell the ADSs and CPOs in the offering. The CPOs offered in Mexico are being offered by means of a separate prospectus and upon similar terms as the offering and may be resold from time to time in the United States while a registration statement is required to be in effect. The trust has granted the underwriters an option to purchase up to 3,993,341 additional ADSs in the form of ADSs or CPOs, as necessary, to cover over-allotments.

The ADSs are listed on the New York Stock Exchange under the symbol “CX,” and the CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.” On September 9, 2005, the last reported sales price of the ADSs on the New York Stock Exchange was $51.48 per ADS and the last reported sales price of the CPOs on the Mexican Stock Exchange was Ps54.95 per CPO ($5.14 per CPO at an exchange rate of Ps10.69 per U.S. dollar).

Investing in the ADSs involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total(2)
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Trust (before expenses)(1)	$	$

(1)	The trust will apply the net proceeds it receives from the offering, as well as the net proceeds it receives from the Mexican offering, to pay to several banks party to forward contracts with us the forward purchase price thereunder in respect of the ADSs and CPOs sold by the trust in the offering and the Mexican offering, with any proceeds in excess of such forward purchase price to be distributed by the trust to us. As of September 9, 2005, the aggregate forward purchase price under these forward contracts in respect of the ADSs and CPOs being offered hereby would be approximately $1,128.6 million. See “Use of Proceeds.”
(2)	The amounts listed in the table above do not include any proceeds the trust may receive from any exercise by the underwriters of the over-allotment option granted to them by the trust.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2005.

Citigroup	JPMorgan

Wachovia Securities

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Calyon Securities (USA) Inc.

Dresdner Kleinwort Wasserstien

Scotia Capital

UBS Investment Bank

                    , 2005

PROSPECTUS SUPPLEMENT

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should not rely on any unauthorized information. This prospectus supplement and the accompanying prospectus do not offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus supplement is current as of the date on the cover.

References in this prospectus supplement to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries.

References in this prospectus supplement to “U.S.$” and “Dollars” are to U.S. Dollars, references to “£”and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps” and “Pesos” are to constant Mexican Pesos as of June 30, 2005.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 3,993,341 ADSs in the form of ADSs and CPOs, which the underwriters have the option to purchase from the trust to cover over-allotments.

The CPOs underlying the ADSs being sold pursuant to this prospectus supplement have been registered with the Securities and Special Sections of the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional

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Bancaria y de Valores), or the CNBV. Registration of the CPOs with the Securities and Special Sections of the National Securities Registry maintained by the CNBV does not imply any certification as to the investment quality of the CPOs, the solvency of CEMEX or the accuracy or completeness of the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Any information referenced this way is considered part of this prospectus supplement, and any information that we file after the date of this prospectus supplement with the SEC and incorporate by reference in this prospectus supplement will automatically update and supersede this information. Any statement contained in a document filed by us with the SEC before the date of this prospectus supplement and incorporated by reference shall be deemed to be modified or superseded for the purpose of this prospectus supplement by any contradictory statement in this prospectus supplement, but only to the extent such statement is contradictory. We incorporate by reference into this prospectus supplement the following documents:

•	Our annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on May 27, 2005; and

•	The descriptions of our ADSs, CPOs, series A shares and series B shares contained in Amendment No. 1 to our registration statement on Form 8-A/A (SEC File No. 1-14946), filed with the SEC on July 1, 2005, and any amendment or report filed for the purpose of updating such descriptions.

In addition, any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of the offering of the ADSs, and any future reports on Form 6-K furnished by us to the SEC during such period or portions thereof that are identified in such forms as being incorporated into the registration statement of which the accompanying prospectus form a part, shall be considered to be incorporated in this prospectus supplement by reference and shall be considered a part of this prospectus supplement from the date of filing of such documents.

We will provide without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement. Requests should be directed to Abraham Rodríguez, Investor Relations, CEMEX, S.A. de C.V., Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265, Tel: +011-5281-8888-4262 or toll-free: 1-800-317-6000.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the information incorporated by reference, contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions;

•	weather and climatic conditions;

•	national disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Risk Factors” and contained elsewhere or incorporated by reference in this prospectus supplement.

Readers are urged to read this entire prospectus supplement, including the information incorporated by reference, and carefully consider the risks, uncertainties and other factors that affect our business. The information contained or incorporated by reference in this prospectus supplement is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

This prospectus supplement and the documents incorporated in this prospectus supplement by reference also include statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this prospectus supplement and the documents incorporated in this prospectus supplement by reference.

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SUMMARY

This summary highlights the information contained elsewhere in this prospectus supplement and the accompanying prospectus as well as in the documents incorporated in this prospectus supplement by reference. This summary does not contain all the information you should consider before making a decision to purchase any ADSs. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated in this prospectus supplement carefully.

CEMEX, S.A. de C.V.

Incorporated in 1920, CEMEX is the third largest cement company in the world, based on installed capacity as of June 30, 2005 of approximately 96.5 million tons, including approximately 17 million tons of installed capacity we acquired in our acquisition of RMC Group p.l.c., or RMC, in March 2005. We are the largest ready-mix concrete company in the world with annual sales volume of 75 million cubic meters, and one of the largest aggregates companies in the world with annual sales volume of 170 million tons, in each case based on our annual sales volumes combined with those of RMC for 2004. We are also one of the world’s largest traders of cement and clinker, having traded, when combined with RMC, over 13 million tons of cement and clinker in 2004. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. On September 9, 2005, we had an equity market capitalization of approximately Ps193.5 billion (U.S.$18.1 billion).

We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East and Asia. As of June 30, 2005, we had worldwide assets of approximately Ps282.4 billion (U.S.$26.3 billion).

As of June 30, 2005, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of June 30, 2005, our assets, cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

	As of June 30, 2005
	Assets (in billions of constant Pesos)	Number of Cement Plants	Installed Capacity (millions of tons per annum)
North America
Mexico	Ps59.5	15	27.2
United States	64.5	12	13.2
Europe
Spain	37.2	8	11.0
United Kingdom	23.7	3	2.7
Rest of Europe	34.4	9	13.4
South America, Central America and the Caribbean	31.9	13	13.2
Africa and the Middle East	8.9	1	4.9
Asia	11.3	4	10.9
Cement and Clinker Trading Assets and Other Operations	74.9	—	—

In the above table, “Rest of Europe” includes our subsidiaries in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Denmark, Portugal, Hungary, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 34.5% interest, as of June 30, 2005, in a Lithuanian cement producer that operated one cement plant with an installed capacity of 2.7 million tons. In the above table, “South America, Central America and the Caribbean” includes our subsidiaries in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Argentina and other assets in the Caribbean region. In the above table, “Africa and the Middle East” includes our subsidiaries in Egypt, the United Arab Emirates and Israel. In the above table, “Asia” includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 25.5% interest, as of June 30, 2005, in Gresik, an Indonesian cement producer. As of June 30, 2005, in addition to the four cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 17.3 million tons. In the above table, “Cement and Clinker Trading Assets and Other Operations” includes intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps32.2 billion, which are eliminated in consolidation.

During the last 15 years, we have been engaged in a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world.

On March 1, 2005, we completed our acquisition of RMC, a leading international producer and supplier of cement, ready-mix concrete and aggregates, for a total purchase price of approximately U.S.$5.8 billion, which included approximately U.S.$1.7 billion of assumed debt. RMC was headquartered in the United Kingdom, had operating units in 22 countries, primarily in Europe and the United States, and employed over 26,000 people worldwide. Prior to the acquisition, RMC was one of Europe’s largest producers of cement and one of the world’s largest suppliers of ready-mix concrete and aggregates. In 2004, RMC sold 14.4 million tons of cement, 51.4 million cubic meters of ready-mix concrete and 131.6 million tons of aggregates. The cement assets we acquired from RMC include 13 cement plants, with a total installed capacity of approximately 17 million tons, and 8 cement grinding mills. The cement plants are located in the United Kingdom, the United States, Germany, Croatia, Poland and Latvia.

Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

•	Focus on and vertically integrate our core businesses of cement, ready-mix concrete and aggregates;

•	Geographically diversify our operations and allocate capital effectively by expanding into selected new markets;

•	Leverage platforms to achieve optimal operating standards and quickly integrate acquisitions;

•	Provide the best value proposition to our customers;

•	Strengthen our financial structure; and

•	Focus on attracting, retaining and developing a diverse, experienced and motivated management team.

Geographic Breakdown of Our 2004 Net Sales

The following chart indicates the geographic breakdown of our net sales without giving effect to the acquisition of RMC and before eliminations resulting from consolidation, for the year ended December 31, 2004:

Geographic Breakdown of Pro Forma 2004 Net Sales

The following chart indicates the geographic breakdown of our net sales on a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004 and before eliminations resulting from consolidation, for the year ended December 31, 2004:

Executive Offices

We are a Mexican corporation with our principal executive offices located at Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. Our main phone number is +011-5281-8888-8888.

The Offering

The Offering

27,000,000 ADSs, each representing ten CPOs. The ADSs offered hereby are being sold on our behalf by a Mexican trust. Of the 27,000,000 ADSs being offered,              ADSs are being offered in the United States and in other countries outside Mexico and the equivalent of              ADSs are being offered in a concurrent offering in Mexico in the form of the underlying CPOs. The CPOs offered in Mexico are being offered by means of a separate prospectus and upon similar terms as the offering. This offering and the Mexican offering are sometimes referred to herein as the combined offerings.

Over-allotment Option

The trust acting on our behalf has also granted to the underwriters of the combined offerings an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 3,993,341 additional ADSs in the form of ADSs or CPOs to cover over-allotments, if any.

The Trust

We have created a Mexican trust to sell ADSs on our behalf in the offering and CPOs on our behalf in the Mexican offering. The ADSs and CPOs being sold on our behalf by the trust were transferred to the trust in connection with the unwinding of several forward transactions we entered into with several banks. The trust will use the proceeds it receives in the combined offerings to pay to such banks the forward purchase price in respect of the CPOs and ADSs sold by the trust in the combined offerings, with any proceeds in excess of such forward purchase price to be distributed by the trust to us. See “Use of Proceeds.” This Mexican trust is referred to herein as the trust and the banks that transferred the CPOs and ADSs to the trust in connection with the unwinding of forward transactions with us are referred to herein as the forward banks.

The ADSs

Each ADS represents ten CPOs. Each CPO represents two shares of our series A common stock, with no par value, or A shares, and one share of our series B common stock, with no par value, or B shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. The ADSs have been issued pursuant to the Second Amended and Restated Deposit Agreement dated as of August 10, 1999, as amended by Amendment No. 1 thereto dated as of July 1, 2005, between us, Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of ADSs evidenced by ADRs issued thereunder.

Use of Proceeds

The trust will receive the proceeds of sales of the ADSs and CPOs being sold on our behalf by the trust in the combined offerings. As described above under “The Trust,” the trust will use the proceeds it receives from the combined offerings to pay to the forward banks the forward purchase price we owe in respect of the CPOs and ADSs sold by the trust in the combined offerings, with any proceeds in excess of such forward purchase price to be distributed by the trust to us. As of September 9, 2005, the aggregate forward purchase price in respect of the 270,000,000 CPOs being offered by the trust in the form of ADSs and CPOs in the combined offerings would be approximately $1,128.6 million, based on an average forward purchase price per CPO of approximately U.S.$4.18 as of that date.

We intend to use a portion of the proceeds of the combined offerings and any exercise by the underwriters of their over-allotment option distributed to us by the trust to pay for any alternative hedging strategies we may enter into to cover our obligations in respect of the portion of our remaining stock options that is left unhedged as a result of the termination of the related forward contracts, as described below under “The Offering.” We intend to use the remaining portion of such proceeds for general corporate purposes, including the repayment of debt.

Listing	The ADSs are listed on the New York Stock Exchange under the symbol “CX.” The CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.”

RISK FACTORS

You should carefully consider the following risks and all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision regarding our securities. The following risks are not the only risks we face.

We may not be able to realize the expected benefits from our acquisition of RMC or the expected benefits from future acquisitions.

A key element of our growth strategy is to integrate our recently acquired operations with existing operations. Our ability to realize the expected benefits from these acquisitions depends, in large part, on our ability to integrate the new operations with existing operations and to apply our business practices in the new operations in a timely and effective manner. These efforts may not be successful. Furthermore, our growth strategy depends on our ability to identify and acquire suitable assets at desirable prices. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to make further acquisitions, we may not be able to continue to grow in the long term at our historic rate.

On March 1, 2005, we completed our acquisition of RMC for a total purchase price of approximately U.S.$5.8 billion, which included approximately U.S.$1.7 billion of assumed debt. RMC, which is headquartered in the United Kingdom, has significant operations in the United Kingdom, Germany, France and the United States, as well as operations in other European countries and globally. As of June 30, 2005, we had identified approximately U.S.$360 million of annual savings that we expect to achieve by 2007 through cost-saving synergies, including approximately U.S.$80 million during 2005 on an annualized basis. Our success in realizing these cost savings and deriving significant benefits from this acquisition will depend on our ability to standardize management processes, capitalize on trading network benefits, consolidate logistics and improve global procurement and energy efficiency.

In addition, although we have substantially realized our expected benefits from acquisitions in the past, the acquired companies were primarily engaged in cement operations, which have traditionally been the focus of our business. Also, the companies we have acquired in the past have had significant operations in only one country. The integration of RMC’s worldwide operations, which consist primarily of ready-mix concrete and aggregates operations, presents new challenges as it requires us to simultaneously integrate operations in many different countries and focus on ready-mix concrete and aggregates operations on a global scale, in addition to our traditional focus on cement operations.

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us.

We are a holding company with no significant assets other than the stock of our wholly-owned and non-wholly-owned subsidiaries and our holdings of cash and marketable securities. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our wholly-owned and non-wholly-owned subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities.

We have incurred and will continue to incur significant amounts of debt, which could have an adverse effect on the price of our CPOs and ADSs. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of June 30, 2005, we had outstanding debt of approximately Ps118.6 billion (U.S.$11.0 billion), not including obligations under equity derivative transactions in our own stock. The aggregate amount of debt we incurred in connection with the RMC acquisition was approximately U.S.$5.8 billion, including our assumption of approximately U.S.$1.7 billion of RMC’s debt.

We have to service our Dollar- and Yen-denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar- and Yen-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate.

A substantial portion of our outstanding debt is denominated in Dollars and Yen; as of June 30, 2005, the portions were 58% and 5%, respectively. This debt, however, must be serviced by funds generated from sales by our subsidiaries. Currently, we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar and Yen-denominated debt. A devaluation or depreciation in the value of the Peso, Euro or any of the other currencies of the countries in which we operate, compared to the Dollar or the Yen, could adversely affect our ability to service our debt. During the first half of 2005, Mexico, Spain, the United Kingdom and the Rest of Europe region, our main non-Dollar-denominated operations, together generated approximately 58% of our sales (approximately 21%, 11%, 10% and 16%, respectively), before eliminations resulting from consolidation. In the first half of 2005, approximately 21% of our sales were generated in the United States, with the remaining 21% of our sales being generated in several countries, with a number of currencies having material depreciations against the Dollar and the Yen. During the first half of 2005, the Peso appreciated 3.6% against the Dollar and appreciated 10.7% against the Yen, while the Euro depreciated 10.7% against the Dollar and depreciated 3.3% against the Yen. Although we have foreign exchange forward contracts and cross currency swap contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, they may not be effective in covering all our currency-related risks.

In connection with our acquisition of RMC, we incurred a substantial amount of debt denominated in Pounds. As of June 30, 2005, approximately 5% of our outstanding indebtedness was Pound-denominated. However, we believe that our generation of revenues in Pounds will be sufficient to service these obligations.

Our derivative instruments may have adverse effects on the market for our securities.

We have equity forward contracts in our own stock, which we entered into as a means of meeting our obligations that may require us to deliver significant numbers of shares of our stock under our employee stock option programs. As of September 9, 2005, there were 309,933,406 CPOs underlying these forward contracts with an aggregate notional amount of approximately U.S.$1.3 billion. Although we intend for a significant portion of these forward contracts to be terminated to the extent 270,000,000 of the underlying CPOs are sold in connection with the combined offerings, as described below under “The Offering,” 39,933,406 CPOs will remain subject to these forward contracts following the combined offerings, assuming no exercise by the underwriters of the over-allotment option. The estimated fair value of these equity forward contracts is linked to the market price of our CPOs or ADSs. Pursuant to the terms of our equity forward contracts, if the shares underlying our equity forward agreements suffer a substantial decrease in market value, we could be required to compensate for the decrease in market value. If we default on this obligation, the counterparties to our equity forward contracts have the option of either requiring us to repurchase the underlying shares or selling the underlying shares into the market, which may adversely affect the price of our CPOs and ADSs.

We are disputing some tax claims, an adverse resolution of which may result in a significant additional tax expense.

We have received notices from the Mexican tax authorities of tax claims in respect of several tax years between 1992 and 1997 for a total amount of approximately Ps723.6 million (U.S.$67.3 million), including interest and penalties through June 30, 2005. We believe that these claims will not have a material adverse effect on our net income.

Our operations are subject to environmental laws and regulations.

Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement into the air or emissions of greenhouse gases. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability in the short term.

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially reduce our net income.

With the recent acquisition of RMC, our geographic diversity has significantly increased. We currently have operations in Mexico, the United States, Spain, the United Kingdom, the Rest of Europe region (including Germany and France), South America, Central America and the Caribbean (including Venezuela and Colombia), Africa and the Middle East and Asia. As of June 30, 2005, our Mexican operations represented approximately 17% of our total assets, our U.S. operations represented approximately 19% of our total assets, our Spanish operations represented approximately 11% of our total assets, our United Kingdom operations represented approximately 7% of our total assets, our Rest of Europe operations represented approximately 10% of our total assets, our South America, Central America and the Caribbean operations represented approximately 9% of our total assets, our Africa and the Middle East operations represented approximately 3% of our total assets and our Asia operations represented approximately 3% of our total assets. On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, as of and for the year ended December 31, 2004, before eliminations resulting from consolidation, our Mexican operations represented approximately 17% of our net sales, our U.S. operations represented approximately 23% of our net sales, our Spanish operations represented approximately 9% of our net sales, our United Kingdom operations represented approximately 13% of our net sales , our Rest of Europe operations represented approximately 20% of our net sales, our South America, Central America and the Caribbean operations represented approximately 8% of our net sales, our Africa and the Middle East operations represented approximately 3% of our net sales and our Asia operations represented approximately 1% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income from our operations in that country or region.

If the Mexican economy experiences a recession or if Mexican inflation and interest rates increase significantly, our net income from our Mexican operations may decline materially because construction activity may decrease, which may lead to a decrease in sales of cement and ready-mix concrete. The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, if shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies, and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values. Additionally, Venezuela has experienced increased inflation, decreased gross domestic product and labor unrest, including a general strike. In response to this situation, and in an effort to shore up the economy and control inflation, Venezuelan authorities have imposed foreign exchange and price controls on specified products, including cement. Although the political uncertainty in Venezuela has diminished since the August 2004 referendum on President Chavez’s presidency, following which President Chavez has consolidated his majority in Congress and his control over the Supreme Court, these foreign exchange and price controls remain in place. These developments have had and may continue to have an impact on cement prices and an adverse effect on the construction sector in Venezuela, reducing demand for cement and ready-mix concrete, which may continue to affect our sales and net income adversely.

We believe that Egypt also represents an important market for our future growth. Rising instability in the Middle East, however, has resulted from, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt, will not be drawn into the conflict or experience instability. In Egypt, extremists have engaged in a sometimes violent campaign against the government in recent years. There can be no assurance that extremists will not escalate their opposition in Egypt or that the government will continue to be successful in maintaining the prevailing levels of domestic order and stability. Since 2000, the Egyptian government devalued the pound four times, and in January 2003, it decided to let the pound trade as a freely floating currency. During 2003, the Egyptian pound depreciated approximately 35% against the Dollar; while during 2004, the Egyptian pound appreciated against the Dollar by approximately 1%. The potential impact of the floating exchange rate system and of measures by the Egyptian government aimed at improving Egypt’s investment climate continues to be uncertain. Weakened investor confidence as a result of currency instability as well as any of the other foregoing circumstances could have a material adverse effect on the political and economic stability of Egypt and consequently on our Egyptian operations.

The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon temporarily disrupted the trading markets in the United States and caused declines in major stock markets around the world. Since those attacks, there have been terrorist attacks in Indonesia, Spain and the United Kingdom, and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a formal declaration of war against terrorism and the ongoing armed conflicts in Iraq and Afghanistan. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, including the conflicts in Iraq and Afghanistan, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction in the United States or any other of our major markets. In addition, current and projected United States budget deficits may have an adverse effect on the public construction sector. Economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

PT Semen Gresik (Persero) Tbk., or Gresik, an Indonesian cement producer in which we own a 25.5% interest, has experienced ongoing difficulties at PT Semen Padang, or Semen Padang, the subsidiary of Gresik that owns and operates the Padang plant, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang’s operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CEMEX Asia Holdings, Ltd., or CAH, our subsidiary through which we hold our interest in Gresik, filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH’s request for arbitration and issued a formal notice of registration on January 27, 2004. On May 10, 2004, an Arbitral Tribunal was established to hear the dispute. The Indonesian government has objected to the Tribunal’s jurisdiction over the claims asserted in CAH’s request for arbitration, and on July 28–29, 2005, the Arbitral Tribunal conducted an oral hearing to resolve these jurisdictional objections. As of the date of this prospectus supplement, the Arbitral Tribunal had not yet rendered its jurisdictional decision. We cannot predict what effect, if any, this action will have on our investment in Gresik, how the Tribunal will rule on the Indonesian government’s jurisdictional objections or the merits of the dispute, or the time-frame in which the Tribunal will rule.

You may be unable to enforce judgments against us.

You may be unable to enforce judgments against us. We are a stock corporation with variable capital (sociedad anónima de capital variable), organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this prospectus supplement reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, that it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Preemptive rights may be unavailable to ADS holders.

ADS holders may be unable to exercise preemptive rights granted to our shareholders, in which case ADS holders could be substantially diluted. Under Mexican law, whenever we issue new shares for payment in cash or in kind, we are generally required to grant preemptive rights to our shareholders. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available.

We cannot assure you that we would file a registration statement in the United States at the time of any rights offering. In addition, while the depositary is permitted, if lawful and feasible at that time, to sell those rights and distribute the proceeds of that sale to ADS holders who are entitled to those rights, current Mexican law does not permit sales of that kind.

THE OFFERING

Background of the Offering

In order to cover our obligations to deliver CPOs or ADSs upon the future exercise of options granted under our stock option plans, from time to time we have entered into forward transactions in our CPOs or ADSs with banks and other financial institutions. We are currently party to forward contracts in our CPOs or ADSs with Wachovia Bank, National Association, Bank of America, N.A., UBS AG, London Branch, Banco Santander Serfín, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfín, Bear Stearns International Limited, Dresdner Bank AG, JPMorgan Chase Bank, The Bank of Nova Scotia and Calyon, New York Branch. These banks are referred to herein as the forward banks. We have extended the maturities of several of these forward contracts, and the current maturities for these forward contracts range from October 2005 to September 2006. As of September 9, 2005, the number of CPOs, including CPOs underlying ADSs, covered by these forward contracts was 309,933,406 CPOs (after giving effect to stock dividends through June 2005 and the two for one stock split that became effective on July 1, 2005), and the aggregate purchase price under these forward contracts, or the forward notional amount, was approximately U.S.$1,314,603,064.

The following table indicates the number of CPOs, including CPOs underlying ADSs, underlying the forward contracts with each forward bank and the forward notional amount of those forward contracts, in each case as of September 9, 2005.

Name of Forward Bank	Number of CPOs	Forward Notional Amount
JPMorgan Chase Bank	67,699,490	U.S.$	297,886,624
Wachovia Bank, National Association	50,994,874		221,360,488
Banco Santander Serfín, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfín	48,336,440		214,090,740
The Bank of Nova Scotia	33,754,102		129,011,894
Bear Stearns International Limited	31,602,000		114,777,247
Dresdner Bank AG	25,607,206		110,015,522
Calyon, New York Branch	18,150,794		80,362,640
Bank of America, N.A.	17,884,798		78,673,996
UBS AG, London Branch	15,903,702		68,423,913

Total	309,933,406	U.S.$	1,314,603,064

Under these forward contracts, the forward banks agreed to sell to us on the respective maturity dates of the forward contracts the respective number of CPOs or ADSs underlying the forward contracts, which the forward banks purchased in open market transactions, for the respective purchase prices, or the forward notional amounts, under the forward contracts. Upon liquidation and at our option, these forward contracts provide for physical settlement or net cash settlement. The forward purchase price payable at any time under these forward contracts is equal to the present value of the forward notional amount. As of September 9, 2005, the aggregate forward purchase price payable under these forward contracts was approximately U.S.$1,295.5 million, with an average forward purchase price per CPO of approximately U.S.$4.18 per CPO. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, the forward banks may sell the CPOs or ADSs underlying these forward contracts. We did not enter into any registration rights agreement with respect to these forward contracts, and, were it not for the contemplated sales by the trust on our behalf in the combined offerings, any sales of the CPOs or ADSs underlying these forward contracts by the forward banks would be required to be made pursuant to an exemption from registration.

In order to reduce our exposure to volatility in the market price for our stock and our need to engage in hedging transactions in our stock, since June 2004 we have been changing our long-term variable compensation programs from stock options to restricted stock awards. Under the terms of our restricted stock program, restricted CPOs awarded to employees will be held in a trust on behalf of each employee. The restrictions on these CPOs will gradually lapse, at which time the employees may withdraw them from the trust.

On June 17, 2005, the closing price of the CPOs on the Mexican Stock Exchange exceeded the equivalent of U.S.$8.50 per CPO (U.S.$4.25 per CPO after giving effect to the subsequent stock split), which triggered the automatic exercise of 131,996,243 stock options. In accordance with the terms of these stock options, the gain realized by the executives holding the options upon the automatic exercise was distributed to them in the form of restricted CPOs, which resulted in the distribution of a total of 41,678,352 restricted CPOs (as adjusted to reflect the two for one stock split that became effective on July 1, 2005). Following this automatic exercise, stock options to purchase a total of 68,834,124 CPOs remained outstanding under our stock option plans as of June 30, 2005 (as adjusted to reflect the two for one stock split that became effective on July 1, 2005).

As a result of this automatic exercise, and in an effort to simplify our capital structure, we have agreed with the forward banks to sell the CPOs or ADSs underlying our forward contracts with them in the combined offerings and to terminate these forward contracts prior to their scheduled termination to the extent the underlying CPOs or ADSs are sold in the combined offerings. Any CPOs or ADSs underlying these forward contracts that are not sold in the combined offerings or pursuant to the exercise by the underwriters of the over-allotment option will be returned to the applicable forward banks, and the forward contracts with those forward banks will remain in effect with respect to the returned CPOs or ADSs. If we sell all the CPOs and ADSs underlying the forward contracts in the combined offerings and pursuant to the exercise by the underwriters of the over-allotment option, all our existing forward contracts in our CPOs and ADSs will be terminated, including those hedging our obligations under our remaining stock options. We will analyze alternative hedging strategies to cover our obligations in respect of the unhedged portion of our remaining stock options.

The Offering

In connection with the combined offerings and the early termination of our forward contracts with the forward banks to the extent the underlying CPOs or ADSs are sold in the combined offerings, the forward banks have agreed to transfer all the CPOs and ADSs underlying these forward contracts to a Mexican trust created to sell CPOs and ADSs on our behalf in the combined offerings.

As more fully described under “Underwriting,” the trust will sell on our behalf a total of 27,000,000 ADSs, representing 270,000,000 CPOs, in the combined offerings in the form of ADSs and CPOs. Of the 27,000,000 ADSs being offered,              ADSs are being offered in the United States and in other countries outside of Mexico and the equivalent of              ADSs are being offered in the Mexican offering in the form of the underlying CPOs. If the underwriters exercise their over-allotment option, the trust will sell on our behalf up to an additional 3,993,341 ADSs, representing 39,933,410 CPOs, in the form of ADSs and CPOs.

The trust will use the proceeds it receives in the combined offerings to pay the forward purchase price we owe in respect of the CPOs sold by it in the form of ADSs and CPOs in the combined offerings. As of September 9, 2005, the aggregate forward purchase price in respect of the 270,000,000 CPOs being offered by the trust in the form of ADSs and CPOs in the combined offerings would be approximately U.S.$1,128.6 million, based on the average forward purchase price per CPO of approximately U.S.$4.18 as of that date. If the underwriters exercise their over-allotment option in full and an additional 39,933,406 CPOs are sold in the form of ADSs and CPOs, the aggregate forward purchase price in respect of those CPOs would be approximately U.S.$166.9 million as of September 9, 2005. The trust will distribute any proceeds it receives from the combined offerings and any exercise by the underwriters of their over-allotment option in excess of the applicable forward purchase price to us. We intend for any CPOs underlying these forward contracts that are not sold in the combined offerings or pursuant to the exercise by the underwriters of their over-allotment option to be returned by the trust to the applicable forward banks and for the forward contracts with those forward banks to remain in effect with respect to the returned CPOs. As described above, if we sell all the CPOs and ADSs underlying the forward contracts in the combined offerings and pursuant to the exercise by the underwriters of their over-allotment option, all our existing forward contracts in our CPOs and ADSs will be terminated.

USE OF PROCEEDS

We estimate that the proceeds from the combined offerings will be approximately U.S.$1,358.7 million, or approximately U.S.$1,559.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price per ADS of U.S.$51.48 and after deducting underwriting discounts and commissions, but before the estimated expenses of the combined offerings.

The trust will receive the proceeds of sales of the ADSs and CPOs being sold on our behalf by the trust in the combined offerings. The trust will use such proceeds to pay the forward purchase price we owe in respect of the CPOs sold by the trust in the form of ADSs and CPOs in the combined offerings, which as of September 9, 2005, would be approximately U.S.$1,128.6 million if all 270,000,000 CPOs being offered hereby in the form of ADSs and CPOs are sold in the combined offerings, or approximately U.S.$1,295.5 million if the underwriters exercise their over-allotment option in full, in each case based on the average forward purchase price per CPO of U.S. $4.18 as of that date. The trust will distribute any proceeds in excess of such forward purchase price to us, which would be approximately U.S.$230.1 million, or approximately U.S.$264.1 million if the underwriters exercise their over-allotment option in full.

We will pay our estimated offering expenses of approximately U.S.$8.3 million from this amount, resulting in net proceeds to us of approximately U.S.$221.8 million, or approximately U.S.$255.8 million if the underwriters exercise their over-allotment option in full.

We intend to use a portion of the proceeds of the combined offerings and any exercise by the underwriters of their over-allotment option distributed to us by the trust to pay for any alternative hedging strategies we may enter into to cover our obligations in respect of the portion of our remaining stock options that is left unhedged as a result of the termination of the related forward contracts, as described above under “The Offering.” We intend to use the remaining portion of such proceeds for general corporate purposes, including the repayment of debt.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by 1.2% in 2000, appreciated against the Dollar by 4.7% in 2001, depreciated against the Dollar by 13% in 2002, depreciated against the Dollar by 8.3% in 2003, appreciated against the Dollar by 0.9% in 2004 and appreciated against the Dollar by 3.6% in the first six months of 2005. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
Year ended December 31,
2000	9.62	9.46	10.10	9.19	9.62	9.46	10.09	9.18
2001	9.17	9.33	9.99	8.95	9.16	9.34	9.97	8.95
2002	10.38	9.76	10.35	9.02	10.43	9.66	10.43	9.00
2003	11.24	10.84	11.39	10.10	11.24	10.85	11.41	10.11
2004	11.14	11.29	11.67	10.81	11.15	11.29	11.64	10.81
Six months ended June 30, 2005	10.75	11.06	11.39	10.76	10.77	11.07	11.41	10.76

Monthly (2005)
January	11.19	—	11.39	11.17	11.21	—	11.41	11.17
February	11.10	—	11.21	11.08	11.09	—	11.21	11.04
March	11.16	—	11.31	10.99	11.18	—	11.33	10.98
April	11.06	—	11.25	11.04	11.08	—	11.23	11.04
May	10.89	—	11.03	10.87	10.91	—	11.03	10.89
June	10.75	—	10.88	10.76	10.77	—	10.88	10.76
July	10.60	—	10.80	10.59	10.60	—	10.80	10.59
August	10.75	—	10.91	10.58	10.79	—	10.90	10.58
September (through September 9, 2005)	10.69	—	10.74	10.68	10.71	—	10.73	10.68

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.

On September 9, 2005, the noon buying rate for Pesos was Ps10.71 to U.S.$1.00 and the CEMEX accounting rate was Ps10.69 to U.S.$1.00.

MARKET PRICE INFORMATION

Our CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.” Our ADSs, each of which represents ten CPOs, are listed on the New York Stock Exchange under the symbol “CX.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs on the New York Stock Exchange.

Calendar Period	CPOs(1)		ADSs(2)
	High	Low	High		Low
Yearly
2000	Ps 26.90	Ps 16.25	U.S.$	28.75	U.S.$	17.19
2001	25.83	17.25		28.30		17.63
2002	30.91	19.55		33.00		19.25
2003	29.75	17.83		26.64		16.31
2004	41.00	29.15		36.56		25.97

Quarterly
2003
First quarter	24.33	17.83		23.35		16.31
Second quarter	24.29	18.81		23.10		17.44
Third quarter	28.85	23.10		26.20		22.06
Fourth quarter	29.75	25.75		26.64		23.20
2004
First quarter	33.25	29.15		29.96		26.20
Second quarter	35.25	30,20		31.35		25.97
Third quarter	35.63	31.11		31.31		26.95
Fourth quarter	41.00	31.20		36.56		27.14
2005
First quarter	46.75	39.00		42.52		34.55
Second quarter	46.76	37.75		43.72		34.13

Monthly
2005
January	42.50	39.00		37.72		34.55
February	45.40	41.90		40.97		37.50
March	46.75	40.26		42.52		35.83
April	42.20	37.75		38.30		34.13
May	42.78	39.75		38.90		35.95
June	46.76	45.60		43.72		38.06
July	51.00	44.90		47.46		41.87
August	51.50	47.70		48.80		43.89
September (through September 9, 2005)	57.30	51.70		53.80		48.65

Source: Based on data of the Mexican Stock Exchange and the New York Stock Exchange.

(1)	As of June 30, 2005, approximately 96.7% of our outstanding share capital was represented by CPOs. All CPO prices in the table have been adjusted to give retroactive effect to the two-for-one stock split in our A shares, B shares and CPOs that became effective on July 1, 2005.
(2)	The number of our outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each existing ADS represents ten new CPOs following the stock split.

On September 9, 2005, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps54.95 per CPO and the last reported closing price for ADSs on the New York Stock Exchange was U.S.$51.48 per ADS.

CAPITALIZATION

The following table sets forth our consolidated indebtedness and capitalization as of June 30, 2005 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the 27,000,000 ADSs in the form of ADSs and CPOs by the trust in the combined offerings at an assumed public offering price of $51.48 per ADS and the application of the estimated net proceeds as described under “Use of Proceeds,” assuming such sale and application had been completed on such date and assuming no exercise by the underwriters of the over-allotment option.

The financial information set forth below is based on information derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement, which have been prepared in accordance with Mexican GAAP. In accordance with Mexican GAAP, all Peso amounts set forth below have been adjusted for inflation and are restated in Pesos with constant purchasing power as of June 30, 2005. For further information about our financial presentation, see “Selected Consolidated Financial Information.”

	As of June 30, 2005
	Actual		As Adjusted
	(in millions of constant Pesos)
Cash and temporary investments(1)	Ps	13,597	Ps	15,981
Other short-term and long-term receivables(2)		12,661		12,174
Short-term debt(3)
Payable in Dollars		8,083		8,083
Payable in Euros		4,805		4,805
Payable in British Pounds		462		462
Payable in Japanese Yen		804		804
Payable in Mexican Pesos		3,806		3,806
Payable in other currencies		240		240

Total short-term debt		18,200		18,200

Long-term debt
Payable in Dollars		60,530		60,530
Payable in Euros		16,225		16,225
Payable in British Pounds		5,674		5,674
Payable in Japanese Yen		5,024		5,024
Payable in Mexican Pesos		12,839		12,839
Payable in other currencies		145		145

Total long-term debt		100,437		100,437

Total debt		118,637		118,637

Stockholders’ equity
Minority interest		5,710		5,710
Majority interest		95,220		97,117

Total stockholders’ equity		100,930		102,827

Total capitalization(4)	Ps	219,567	Ps	221,464

(1)	The approximately Ps2,384 million increase in cash and temporary investments results from the difference between (i) the approximately Ps2,474 million of proceeds from the combined offerings to be distributed to us by the trust and (ii) the approximately Ps90 million of offering expenses to be incurred by us.
(2)	The approximately Ps487 million decrease in other receivables represents the elimination of the fair value of the forward contracts to be terminated in connection with the settlement of the combined offerings.
(3)	Includes current portion of long-term debt.
(4)	As used in this table, total capitalization equals total debt plus total stockholders’ equity.

Other than as discussed herein, there has been no material change in our capitalization since June 30, 2005.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of and for each of the five years ended December 31, 2004 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2004, have been derived from, should be read in conjunction with and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included in our annual report, which is incorporated by reference in this prospectus supplement.

The financial data set forth below as of and for the six months ended June 30, 2004 and 2005 have been derived from, should be read in conjunction with and are qualified in their entirety by reference to, the unaudited consolidated financial statements included elsewhere in this prospectus supplement. The unaudited consolidated financial statements as of and for the six months ended June 30, 2005 include RMC’s results of operations for the four-month period ending June 30, 2005, while the unaudited consolidated financial statements as of and for the six months ended June 30, 2004 do not include RMC’s results of operations. As a result, the financial data for the two periods are not comparable. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the six-month period ended June 30, 2005 are not indicative of operating results to be expected for the entire fiscal year.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial data presented below and, unless otherwise indicated, elsewhere in this prospectus supplement are stated in constant Pesos as of June 30, 2005. See note 24 to our consolidated financial statements included in our annual report, which is incorporated by reference in this prospectus supplement, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

Under Mexican GAAP, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion that our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of June 30, 2005:

	Annual Weighted Average Factor	Cumulative Weighted Average Factor to June 30, 2005
2000	0.9900	1.2165
2001	1.0916	1.2288
2002	1.1049	1.1257
2003	1.0624	1.0188
2004	0.9590	0.9590

The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this prospectus supplement are translations of constant Peso amounts at an exchange rate of Ps10.75 to U.S.$1.00, the CEMEX accounting rate as of June 30, 2005. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on June 30, 2005 was Ps10.77 to U.S.$1.00 and on September 9, 2005 was Ps10.71 to U.S.$1.00. From July 1, 2005 through September 9, 2005, the Peso appreciated by approximately 0.56% against the Dollar, based on the noon buying rate for Pesos.

On September 12, 2005, we announced our guidance for the third quarter of 2005. See “Recent Developments” for a description of this guidance.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and for the year ended December 31,							As of and for the six months ended June 30, (unaudited)
	2000	2001	2002	2003	2004	2004		2004	2005	2005
	(in millions of constant Pesos as of June 30, 2005 and Dollars, except ratios and share and per share amounts)
Income Statement Information:
Net sales	Ps 65,783	Ps 78,015	Ps 76,456	Ps 82,045	Ps 87,062	U.S.$	7,815	Ps 42,827	Ps 74,686	U.S.$	6,948
Cost of sales(1)	(36,758)	(43,882)	(42,715)	(47,297)	(48,997)		(4,398)	(24,047)	(44,248)		(4,117)
Gross profit	29,025	34,133	33,741	34,748	38,065		3,417	18,780	30,438		2,831
Operating expenses	(9,668)	(15,503)	(18,429)	(18,083)	(18,283)		(1,641)	(8,951)	(17,652)		(1,642)
Operating income	19,357	18,630	15,312	16,665	19,782		1,776	9,829	12,786		1,189
Comprehensive financing income (cost), net(2)	(2,035)	2,982	(3,848)	(3,063)	1,424		128	(598)	1,771		165
Other income (expense), net	(2,742)	(4,697)	(4,550)	(5,230)	(5,169)		(464)	(1,897)	(113)		(10)
Income before income tax, business assets tax, employees’ statutory profit sharing and equity in income of affiliates	14,580	16,915	6,914	8,372	16,037		1,440	7,334	14,443		1,344
Minority interest	913	1,728	433	348	224		20	184	233		22
Majority interest net income	11,695	13,273	6,079	7,200	13,965		1,254	6,362	12,623		1,174
Earnings per share(3)(4)	1.41	1.55	0.68	0.76	1.40		0.13	0.93	1.99		0.18
Dividends per share(3)(5)(6)	0.37	0.39	0.41	0.39	0.43		0.04	N/A	N/A		N/A
Number of shares outstanding(3)(7)	8,338	8,758	9,124	9,722	10,186		10,186	10,168	10,556		10,556

Balance Sheet Information:
Cash and temporary investments	3,606	4,828	4,220	3,336	3,658		328	3,734	13,597		1,265
Net working capital investment(8)	10,838	10,510	8,174	6,593	5,610		504	6,625	17,852		1,661
Property, machinery and equipment, net	105,727	100,744	104,734	106,106	102,703		9,219	102,686	142,865		13,290
Total assets	184,435	182,888	186,191	183,409	185,684		16,668	182,924	282,376		26,268
Short-term debt	34,662	11,579	16,281	15,219	11,150		1,001	7,772	18,200		1,693
Long-term debt	31,705	48,960	51,109	51,955	52,207		4,686	52,693	100,437		9,343
Minority interest(9)	28,061	22,259	14,101	6,092	4,155		373	4,844	5,710		531
Stockholders’ equity (excluding minority interest)(10)	61,455	69,601	67,122	71,393	83,657		7,510	75,664	95,220		8,858
Book value per share(3)(7)	7.37	7.95	7.36	7.35	8.21		0.74	7.44	9.02		0.84

Other Financial Information:
Operating margin	29.4%	23.9%	20.0%	20.3%	22.7%		22.7%	23.0%	17.1%		17.1%
EBITDA(11)	23,753	25,418	22,401	24,141	27,117		2,434	13,579	17,407		1,619
Ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends	4.00	4.39	5.23	5.27	6.82		6.82	6.81	6.28		6.28
Investment in property, machinery and equipment, net	4,661	5,756	4,954	4,510	4,637		416	1,587	2,839		264
Depreciation and amortization	5,723	8,932	8,942	9,446	9,159		822	4,475	4,622		430
Net resources provided by operating activities(12)	20,366	26,596	19,440	17,937	23,810		2,137	12,068	20,747		1,930
Basic earnings per CPO(3)(4)	4.23	4.65	2.04	2.28	4.20		0.38	2.79	5.97		0.55

(footnotes on next page)

	As of and for the year ended December 31,
	2002	2003	2004	2004
U.S. GAAP(13):	(in millions of constant Pesos as of June 30, 2005 and Dollars, except per share amounts)
Income Statement Information:
Net sales	Ps 74,128	Ps 84,593	Ps 90,441	U.S.$ 8,119
Operating income	11,981	14,433	16,619	1,492
Majority net income	6,222	8,777	18,082	1,623
Basic earnings per share	0.69	0.93	1.81	0.16
Diluted earnings per share	0.69	0.91	1.80	0.16

Balance Sheet Information:
Total assets	186,817	197,616	207,700	18,645
Total long-term debt	45,418	47,511	43,923	3,943
Shares subject to mandatory redemption(14)	—	787	—	—
Minority interest	5,726	5,748	4,565	410
Other mezzanine items(14)	14,424	—	—	—
Total majority stockholders’ equity	56,959	75,442	93,235	8,369

(1)	Cost of sales includes depreciation.
(2)	Comprehensive financing income (cost), net, includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result.
(3)	Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of June 30, 2005, approximately 96.7% of our outstanding share capital was represented by CPOs. On April 28, 2005, our shareholders approved a stock split, which became effective on July 1, 2005. In connection with the stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, each of our existing series B shares was surrendered in exchange for two new series B shares, and each of our existing CPOs was surrendered in exchange for two new CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each ADS now represents ten new CPOs. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. All share and per share amounts set forth in the table above have been adjusted to give retroactive effect to this stock split.
(4)	Earnings per share are calculated based upon the weighted average number of shares outstanding during the preceding 12-month period, as described in note 21 to the consolidated financial statements included in our annual report, which is incorporated by reference in this prospectus supplement. In accordance with Mexican GAAP, earnings per share as of June 30, 2004 and 2005 were calculated based on net income for the prior twelve-month periods, which amounted to Ps9,041 million and Ps20,227 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(5)	Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.
(6)	In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of June 30, 2005, were as follows: 2001, Ps1.11 per CPO (or Ps0.37 per share); 2002, Ps1.18 per CPO (or Ps0.39 per share); 2003, Ps1.22 per CPO (or Ps0.41 per share); 2004, Ps1.18 per CPO (or Ps0.39 per share); and 2005, Ps1.30 per CPO (or Ps0.43 per share). As a result of dividend elections made by shareholders, in 2001, Ps95 million in cash was paid and approximately 140 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; in 2002, Ps262 million in cash was paid and approximately 128 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps68 million in cash was paid and approximately 198 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; in 2004, Ps160 million in cash was paid and approximately 150 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year; and in 2005, Ps430 million in cash was paid and approximately 133 million additional CPOs were issued in respect of dividends declared for the 2004 fiscal year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year. All share and per share amounts set forth in this note 6 have been adjusted to give retroactive effect to the stock split described above, which became effective on July 1, 2005.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	Net working capital investment equals trade receivables plus inventories less trade payables.
(9)	In connection with a preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2000, 2001 and 2002 includes a notional amount of U.S.$1.5 billion (Ps16.1 billion), U.S.$900 million (Ps9.7 billion) and U.S.$650 million (Ps7.0 billion), respectively, of preferred equity issued in November 2000 by our Dutch subsidiary. In October 2003, we redeemed all the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2003 includes an aggregate liquidation amount of U.S.$66 million (Ps710 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In November 2004, we exercised a purchase option and redeemed all the outstanding capital securities. Until January 1, 2004, for accounting purposes under Mexican GAAP, this transaction was recorded as minority interest in our balance sheet and dividends paid on the capital securities were recorded as minority interest net income in our income statement. Accordingly, minority interest net income includes capital securities dividends in the amount of approximately U.S.$17 million (Ps198.9 million) in 2000, U.S.$76.1 million (Ps876.3 million) in 2001, U.S.$23.2 million (Ps264.6 million) in 2002 and U.S.$12.5 million (Ps147.3 million) in 2003. As of January 1, 2004, as a result of new accounting pronouncements under Mexican GAAP, this transaction was recorded as debt in our balance sheet and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$5.6 million (Ps63.4 million), were recorded as part of financial expenses in our income statement.
(10)

In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1.1 billion) in our stockholders’ equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with an offering of all the ADSs underlying those forward contracts, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized an increase of approximately U.S.$18.1 million (Ps194.6 million) in our stockholders’ equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.

(11)	EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income under Mexican GAAP before giving effect to any minority interest, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.

	For the year ended December 31,							For the six months ended June 30, (unaudited)
	2000	2001	2002	2003	2004	2004		2004	2005	2005
	(in millions of constant Pesos as of June 30, 2005 and Dollars)
Reconciliation of EBITDA to operating income
EBITDA	Ps 23,753	Ps 25,418	Ps 22,401	Ps 24,141	Ps 27,117	U.S.$	2,434	Ps 13,579	Ps 17,407	U.S.$	1,619
Less:
Depreciation and amortization expense	4,396	6,788	7,089	7,476	7,335		658	3,750	4,621		430

Operating Income	19,357	18,630	15,312	16,665	19,782		1,776	9,829	12,786		1,189

(12)	Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions.
(13)	We have restated the information at and for the years ended December 31, 2002, 2003 and 2004 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Securities Act of 1933, as amended, instead of using the weighted average restatement factors used by us according to Mexican GAAP and applied to the information presented under Mexican GAAP of prior years. See note 24 to our consolidated financial statements included in our annual report, which is incorporated by reference in this prospectus supplement, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to CEMEX.
(14)	For financial reporting under U.S. GAAP, until December 31, 2002, elements that did not meet either the definition of equity, or the definition of debt, were presented under a third group, commonly referred to as “mezzanine items.” As of December 31, 2002, these elements, as they relate to us, included our preferred equity and our putable capital securities described in note 9 above and our obligation under the forward contracts described in note 10 above. As of December 31, 2003, as a result of the adoption of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” these elements were presented as a separate line item within liabilities. For a more detailed description of these elements, as they related to us, see notes 15(E), 15(F) and 24(m) to our consolidated financial statements included in our annual report, which is incorporated by reference in this prospectus supplement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is based on the audited and unaudited consolidated financial statements of CEMEX and the audited consolidated financial statements of RMC, as adjusted to illustrate the pro forma effects of the RMC acquisition (including the application of purchase accounting). The unaudited pro forma financial information set forth below as of and for the year ended December 31, 2004 is based on, and should be read in conjunction with, the audited consolidated financial statements of CEMEX and the notes thereto included in our annual report, which is incorporated by reference in this prospectus supplement, and the audited consolidated financial statements of RMC and the notes thereto included elsewhere in this prospectus supplement. The unaudited pro forma financial information set forth below for the six months ended June 30, 2005 is based on, and should be read in conjunction with, the unaudited consolidated financial statements of CEMEX and the notes thereto included elsewhere in this prospectus supplement.

The unaudited pro forma condensed balance sheet as of December 31, 2004 gives effect to the RMC acquisition as if it had occurred on December 31, 2004. The unaudited pro forma condensed income statements for the year ended December 31, 2004 and for the six months ended June 30, 2005 give effect to the RMC acquisition as if it had occurred on January 1, 2004. The unaudited pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable.

The pro forma adjustments reflect our preliminary estimates of the purchase price allocation, which will change upon finalization of appraisals and other valuation studies that are in process and are expected to be finalized by the end of this year. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and completion of the appraisals and other valuation studies.

The unaudited pro forma financial information is provided for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the RMC acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

In order to make the unaudited pro forma financial information comparable with CEMEX’s historical financial information presented above under “Selected Consolidated Financial Information,” the 2004 amounts presented in the tables below, have been restated to constant Pesos as of June 30, 2005, using the CEMEX weighted average inflation index of 0.9590.

Unaudited Pro Forma Condensed Balance Sheet As of December 31, 2004	CEMEX Historical (1)	RMC Historical (2)	Pro Forma Adjustments (3)		CEMEX Consolidated Pro Forma
	(in millions of constant Pesos as of June 30, 2005)
Current assets	Ps 20,849.9	25,641.7	(1,160.4)	b,d	45,331.2
Investments and non-current assets	16,210.3	2,623.0	(8,810.1)	a	10,023.2
Other non-current assets	3,495.5	743.1	—		4,238.6
Property, machinery and equipment	102,703.0	49,333.9	—		152,036.9
Deferred charges	42,425.7	1,581.1	22,952.0	e	66,958.8

Total assets	185,684.4	79,922.8	12,981.5		278,588.7

Current liabilities	25,771.9	24,928.2	(289.9)	f	50,410.2
Long-term debt	52,207.5	16,355.7	35,527.1	a	104,090.3
Other non-current liabilities	19,892.4	13,418.1	—		33,310.5

Total liabilities	97,871.8	54,702.0	35,237.2		187,811.0

Majority interest stockholders’ equity	83,657.5	22,887.1	(22,255.7)	a,d	84,288.9
Minority interest	4,155.1	2,333.7	—		6,488.8

Total stockholders’ equity	87,812.6	25,220.8	(22,255.7)		90,777.7

Total liabilities and stockholders’ equity	Ps 185,684.4	79,922.8	12,981.5		278,588.7

Unaudited Pro Forma Condensed Income Statement For the year ended December 31, 2004	CEMEX Historical (1)	RMC Historical (2)	Pro Forma Adjustments (3)		CEMEX Consolidated Pro Forma
	(in millions of constant Pesos as of June 30, 2005, except per share data)
Net sales(4)	Ps 87,061.8	82,162.2	—		169,224.0
Operating income	19,782.0	2,510.4	—		22,292.4
Comprehensive financial result	1,424.6	(970.7)	3,741.7	b,c,d	4,195.6
Other expenses, net	(5,169.2)	(5,237.2)	(1,208.0)	e	(11,614.4)
Income tax (including deferred)	(2,276.5)	(629.8)	289.9	f	(2,616.4)
Equity in income of affiliates	428.0	503.5	—		931.5

Consolidated net income (loss)	14,188.9	(3,823.8)	2,823.6		13,188.7

Minority interest	223.6	228.4	—		452.0

Majority interest net income (loss)	Ps 13,965.3	(4,052.2)	2,823.6		12,736.7

Basic earnings per share(9)					1.28

Diluted earnings per share(9)					1.27

1)	CEMEX Historical: These amounts were derived from CEMEX’s audited financial statements as of and for the year ended December 31, 2004 included in our annual report, which is incorporated by reference in this prospectus supplement, and include the 18.8% equity interest in RMC we acquired in September 2004, accounted for at cost.
2)	RMC Historical: These amounts were obtained from RMC’s audited financial statements as of and for the year ended December 31, 2004 under generally accepted accounting principles in the United Kingdom, or UK GAAP, included elsewhere in this prospectus supplement, and were adjusted for the main reconciling items identified between UK GAAP and Mexican GAAP. The main reconciling items, not including reclassifications made to conform RMC’s amounts to CEMEX’s presentation format, and other minor reconciling items, are the following:
a)	Goodwill amounts were adjusted to reflect identified differences between UK GAAP and Mexican GAAP in the purchase accounting of RMC’s acquired subsidiaries, net of estimated impairment charges determined on such goodwill amounts.
b)	Recognition as capital leases under Mexican GAAP of certain agreements that were treated as operating leases under UK GAAP.
c)	Increase in pensions and in other postretirement benefits provisions under Mexican GAAP resulting from the application of the guidelines of Bulletin D-3, “Labor Obligations.”
d)	Increase in deferred income tax liabilities resulting from differences between Mexican and UK GAAP.
e)	Liabilities were increased as a result of the recognition in the financial statements of the estimated fair value of RMC’s derivative instruments portfolio, which under UK GAAP is only a matter of disclosure.
f)	Under UK GAAP, certain entities were consolidated by RMC on the basis that consolidation is appropriate because RMC exercised significant influence over the operations of these companies, even though it did not have voting control over these companies. For Mexican GAAP purposes, proportional consolidation for some of these entities is allowed and has been applied.
g)	The financial information was restated in accordance to Bulletin B-10 “Recognition of inflation effects on the financial information,” including the monetary position result, and the restatement of the income statements amounts into constant values. For this purpose, for the countries in which RMC operates, a weighted average inflation rate of 2.2% was utilized.
h)	As of December 31, 2004, the net effect of the reconciling adjustments, considering the restatement into constant amounts, was a decrease in RMC’s stockholders’ equity of approximately £275.0 million (U.S.$527.0 million or Ps5,629.8 million), and an increase in RMC’s net loss for approximately £39.6 million (U.S.$75.9 million or Ps811.1 million).
i)	The financial statements of RMC adjusted to Mexican GAAP were then converted into Mexican pesos at the exchange rate of Ps21.35 for £1.00, the exchange rate prevailing at December 31, 2004.

3)	Pro Forma Adjustments: The amounts in this column refer to the accounting effects of the assumption that the acquisition took place on January 1, 2004 for purposes of the pro forma presentation. The main effects are as follows:
a)	Anticipated effect was given to the acquisition of 100% of RMC’s outstanding shares as of January 1, 2004. As a result, financial debt assumed in connection with RMC’s acquisition increased approximately U.S.$3,325.5 million (Ps35,527.1 million). This amount is derived from the multi-currency debt incurred by CEMEX on March 1 , 2005 to acquire the remaining 81.2% of RMC’s outstanding shares, converted at the December 31, 2004 exchange rates as shown in the table below:

Assumed Debt in millions	Contracted amount in original currency	December 31st 2004 exchange rates	Contracted amount in U.S. Dollars
Debt in Dollars	2,591.0	—	2,591.0
Debt in Pounds	35.8	0.5218 Pounds/Dollar	68.6
Debt in Euros	491.6	0.7383 Euros/Dollar	665.9

			3,325.5

b)	The anticipated interest expense of approximately U.S.$100.5 million (Ps1,114.5 million) resulting from the additional debt assumed in connection with the acquisition (see note 3(a) above), which was determined as follows:
1.	Additional average indebtedness during nine months relating to the acquisition of the 18.8% of RMC’s shares for U.S.$790.5 million, with an weighted average interest rate of 2.81% (this indebtedness, which was incurred on September 24, 2004, is included in CEMEX’s historical results during the last three months of 2004).
2.	Additional average indebtedness during twelve months relating to the acquisition of the 81.2% of RMC’s shares for U.S.$3,277.8 million, with an weighted average interest rate of 2.43%.
The interest rates used to calculate the interest expense were calculated quarterly based on LIBOR plus the spread applicable for CEMEX in each period, and the interest expense is assumed to have been paid in cash.
c)	The anticipated recognition of the monetary position result and foreign exchange fluctuations related to the debt incurred in connection with the acquisition, resulting in a net gain within comprehensive financial result of approximately U.S.$326.8 million (Ps3,490.8 million). This effect is explained as follows:
1.	The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, was calculated by applying the CEMEX weighted average inflation rate for 2004 of 5.32% to the average assumed debt during the year of U.S.$3,870.7 million, resulting in a gain of approximately U.S.$205.9 million.
2.	The foreign exchange fluctuation is calculated by applying the exchange rate variation from the functional currency of the company that assumed the debt against the currency of the contracted debt, and resulted in a gain of U.S.$120.8 million mainly due to the depreciation of the Dollar against the Euro and the Peso.
d)	In addition, a gain of approximately U.S.$127.7 million (Ps1,365.4 million) realized during 2005 as a result of the liquidation of foreign exchange derivatives negotiated to hedge the projected cash flows to conclude the acquisition, was recognized in the pro forma income statement of 2004. A gain of approximately U.S.$132.1 million resulting from the fair value recognition of such derivatives was recognized within stockholders’ equity as of December 31, 2004, pending reclassification to the income statement in 2005 upon conclusion of the transaction.
e)	Until December 31, 2004, Mexican GAAP required the amortization of goodwill amounts. Had CEMEX recognized goodwill derived from the RMC acquisition as of January 1, 2004, which would have been approximately U.S.$2,261.5 million (Ps24,160.0 million), and had such goodwill been amortized over a 20-year period, other expenses, net would have increased approximately U.S.$113.1 million (Ps1,208.0 million) each year and goodwill net of amortization as of December 31, 2004 would have been approximately U.S.$2,148.4 million (Ps22,952.0 million).
f)	The income tax effect on the pro forma adjustments mentioned above led to a net expense of approximately U.S.$27.1 million (Ps289.9 million), calculated using CEMEX’s effective tax rate for 2004 of 12.2%.
4)	Pro Forma Geographic Segment Net Sales Data: The following table presents, in accordance with the way in which management analyzes the geographic areas where the company operates, the pro forma net sales for the year ended December 31, 2004:

Unaudited Pro Forma Net Sales

2004
(in millions)
Mexico	Ps 31,195.7
United States	40,392.0
United Kingdom	23,326.3
Spain	16,917.6
Rest of Europe	35,292.5
South America, Central America and the Caribbean	13,920.8
Africa and the Middle East	5,041.5
Asia	2,719.9
Others	10,293.3

179,099.6
Eliminations	(9,875.6)

Consolidated	Ps 169,224.0

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption “eliminations.”
5)	Pro Forma Net Income and Stockholders’ Equity Reconciliation to U.S. GAAP
The unaudited pro forma consolidated financial information has been prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. A description of the reconciling items together with a reconciliation of reported net income and stockholders’ equity to U.S. GAAP are included in our annual report, which is incorporated by reference in this prospectus supplement, and in the audited consolidated financial statements of RMC included elsewhere in this prospectus supplement.

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the pro forma financial information for the year ended December 31, 2004 to constant pesos as of June 30, 2005 and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by Bulletin B-10 (integrated document) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. GAAP purposes. The other principal differences between Mexican GAAP and U.S. GAAP for the unaudited pro forma financial information as of December 31, 2004, and their effect on consolidated net income and earnings per share, are presented below:

		Year Ended December 31,
		2004
		(in millions)
	Net income reported under Mexican GAAP	Ps 12,736.7
	Inflation adjustment (*)	630.9

	Net income reported under Mexican GAAP after inflation adjustment	13,367.6
	Approximate additional U.S. GAAP adjustments:
1.	Amortization of goodwill	1,391.9
2.	Deferred income taxes	385.2
3.	Deferred employees’ statutory profit sharing	(56.3)
4.	Other employee benefits	27.8
5.	Capitalized interest	10.0
6.	Minority interest	(31.7)
7.	Hedge accounting	185.5
8.	Depreciation	19.2
9.	Accruals for contingencies	(32.3)
10.	Equity in net income of affiliated companies	(8.0)
11.	Inflation adjustment of fixed assets	(241.3)
12.	Derivative instruments and equity forward contracts in CEMEX’s stock	1,951.0
13.	Other U.S. GAAP adjustments	(28.7)
14.	Monetary effect of U.S. GAAP adjustments	264.6

	Approximate U.S. GAAP adjustments	3,836.9

	Approximate net income under U.S. GAAP	Ps 17,204.5

	Number of Shares	2004
Basic EPS under U.S. GAAP	9,987,365,042	Ps 1.72
Diluted EPS under U.S. GAAP	10,039,265,534	1.71

At December 31, 2004, the other principal differences between Mexican GAAP and U.S. GAAP, and their effect on the pro forma consolidated stockholders’ equity, are presented below:

		At December 31,
		2004
		(in millions)
	Total stockholders’ equity reported under Mexican GAAP	Ps 90,777.7
	Inflation adjustment (*)	4,496.2

	Total stockholders’ equity reported under Mexican GAAP after inflation adjustment	95,273.9
	Approximate additional U.S. GAAP adjustments:
1.	Goodwill, net	10,093.6
2.	Deferred income taxes	996.7
3.	Deferred employees’ statutory profit sharing	(3,079.3)
4.	Other employee benefits	(149.8)
5.	Capitalized interest	(509.1)
6.	Minority interest—U.S. GAAP presentation	(4,565.9)
7.	Depreciation	(79.2)
8.	Investment in net assets of affiliated companies	(269.1)
9.	Inflation adjustment for machinery and equipment	3,229.8
10.	Derivative instruments and equity forward contracts in CEMEX’s stock	240.3
11.	Other U.S. GAAP adjustments	(1,223.5)

	Approximate U.S. GAAP adjustments	4,684.5

	Approximate stockholders’ equity under U.S. GAAP	Ps 99,958.4

(*)	Adjustment that reverses the restatement of year ended December 31, 2004 into constant pesos as of June 30, 2005, using the CEMEX weighted average inflation factor, and restates such prior periods into constant pesos as of June 30, 2005 using the Mexican-only inflation factor, in order to comply with current requirements of Regulation S-X. The Mexican GAAP and U.S. GAAP amounts for the year ended December 31, 2004, included in this note, were restated using the Mexican inflation index 1.0065.

Unaudited Pro Forma Condensed Income Statement For the six months ended June 30, 2005	CEMEX Historical (6)	RMC Historical (7)	Pro Forma Adjustments (8)		CEMEX Consolidated Pro Forma
	(in millions of constant Pesos as of June 30, 2005, except per share data)
Net sales	Ps 74,686.5	10,592.0	—		85,278.5
Operating income	12,785.5	(307.9)	—		12,477.6
Comprehensive financial result	1,770.7	(112.3)	(1,840.9)	a,b,c	(182.5)
Other expenses, net	(113.2)	1.9			(111.3)
Income tax (including deferred)	(1,875.4)	(48.1)	59.9	d	(1,863.6)
Equity in income of affiliates	288.9	10.4	—		299.3

Consolidated net income (loss)	12,856.5	(456.0)	(1,781.0)		10,619.5

Minority interest	233.2	14.0	—		247.2

Majority interest net income (loss)	Ps 12,623.3	(470.0)	(1,781.0)		10,372.3

Basic earnings per share(9)					1.02

Diluted earnings per share(9)					1.01

6)	CEMEX Historical: This financial information was derived from CEMEX’s unaudited financial statements for the six months ended June 30, 2005 included elsewhere in this prospectus supplement. CEMEX’s income statement for the six month period ended June 30, 2005 includes RMC’s results of operations for the four month period ended June 30, 2005.
7)	RMC Historical: The financial information in this column was obtained from RMC’s accounting records, is unaudited, and relates to the two month period ended February 28, 2005, prior to the acquisition. The main considerations are:
a)	Beginning in 2005, RMC’s financial information has been determined under International Financial Reporting Standards, or IFRS. As of June 30, 2005, there were no material adjustments that needed to be included to reconcile the financial statements of RMC under IFRS to Mexican GAAP, with the exception of the inflation (deflation) restatement effects on the January and February amounts, and certain reclassifications made to conform RMC amounts to CEMEX’s presentation format.

b)	The restatement of the financial information for the months of January and February as of June 30, 2005, including the determination of the monetary position result and the restatement to constant values, was determined using a weighted average inflation (deflation) rate of (1.66)% for the countries in which RMC operates.
c)	RMC’s income statement amounts reconciled to Mexican GAAP were converted into Mexican pesos at the exchange rate of Ps19.38 for £1.00, the exchange rate prevailing at June 30, 2005.
8)	Pro Forma Adjustments: The amounts in this column refer to the accounting effects of the assumption that the acquisition of 100% of RMC’s equity interest took place on January 1, 2004 for purposes of the pro forma presentation. The main effects are as follows:
a)	Anticipated effect was given to the purchase of the 81.2% equity interest in RMC as of January 1, 2004 and the financial debt assumed for this purpose (see notes 3(a) and (b) above). As a result, additional average indebtedness of U.S.$3,310.9 million with a weighted average interest rate of 2.83% was assumed during January and February, which resulted in the recognition of an interest expense of approximately U.S.$15.7 million (Ps167.8 million).
b)	As a result of the anticipated recognition of the monetary position result and foreign exchange fluctuations related to the additional debt incurred during the months of January and February, a net loss of approximately U.S.$ 28.7 million (Ps307.7 million) was recognized within comprehensive financial result. This effect is explained as follows:
1.	The monetary position result, was calculated by applying the CEMEX weighted average inflation rate for the first two months of 2005 of 0.12% to the average assumed debt for January and February 2005 for U.S.$3,310.9 million, resulting in a gain of approximately U.S.$3.9 million.
2.	The foreign exchange fluctuation is calculated by applying the exchange rate variation from the functional currency of the company that assumed the debt against the currency of the contracted debt, and resulted in a loss of US$32.5 million mainly due to the appreciation of the Dollar against the Euro.
c)	In addition, a gain of approximately US$127.7 million (Ps1,365.4 million) from the foreign exchange derivatives negotiated to hedge the projected cash flows to conclude the acquisition was eliminated from the income statement as of June 30, 2005. This gain was reclassified from stockholders’ equity to the income statement in the first six months of 2005, but for purposes of the pro forma amounts, was considered as having been recognized in 2004 (see note 3(d) above).
d)	The income tax effect on the pro forma adjustments mentioned above led to a net expense of approximately U.S.$5.5 million (Ps59.9 million).
9)	Pro Forma Basic and Diluted Earnings Per Share:
a)	The 2004 pro forma basic and diluted earnings per share are calculated over the full-year period pro forma net income using the weighted average number of shares outstanding during the year, which for basic earnings per share was 9,987,365,042 shares, and for diluted earnings per share was 10,039,265,534 shares.
b)	For the six-month period ended June 30, 2005 pro forma basic and diluted earnings per share are calculated over the six-month period pro forma net income using the weighted average number of shares outstanding during the period, which for basic earnings per share was 10,187,441,341 shares, and for diluted earnings per share was 10,258,525,731 shares.
10)	Purchase Price Allocation as of June 30, 2005:
CEMEX’s acquisition of RMC is being accounted for by CEMEX using the purchase method of accounting, which requires the allocation of the purchase price paid to the fair values of the assets acquired and liabilities assumed. The historical balance sheet data as of June 30, 2005 included elsewhere in this prospectus supplement reflect CEMEX’s preliminary estimates of the purchase price allocation using the best information available to CEMEX. As of June 30, 2005, CEMEX was in the process of determining the respective fair values of assets and liabilities as well as other aspects important to the determination of the purchase price allocation. CEMEX has engaged a third party valuation firm to assist CEMEX in the determination of the fair value of fixed assets and the identification and valuation of intangible assets. However, these valuation studies are still in process and are not expected to be completed until the middle of the fourth quarter of 2005. Consequently, as of June 30, 2005, the excess of the purchase price paid of approximately Ps46.6 billion (U.S.$4.3 billion), not including assumed debt and including direct costs associated with the purchase, over the preliminary estimated fair value of RMC’s net assets of approximately Ps23.5 billion (U.S.$2.2 billion), was recognized entirely as unallocated goodwill. As CEMEX completes the processes necessary for the determination of a final allocation of the excess purchase price, adjustments to certain assets and liabilities will be made. Such adjustments could be expected to include allocations to amortizable intangibles attributable to items such as trademarks, commercial names and customer relationships as well as increases or decreases to the book value of fixed assets, and these adjustments could be material. In addition, since goodwill is not amortized under Mexican GAAP as of January 1, 2005, the reclassification of unallocated goodwill amounts to fixed assets or intangible assets will result in the amortization and depreciation of those amounts, and the financial impact of such amortization and depreciation could be significant depending on the amounts allocated to amortizable assets and the estimated useful life of those assets. The pro forma condensed statements of income do not reflect any effect in depreciation or amortization which would have resulted from adjustments to amortizable intangibles or the carrying value of fixed assets.
For a breakdown of the preliminary estimated fair values of the assets acquired, and liabilities assumed, from RMC as of June 30, 2005, see note 9 to CEMEX’s unaudited consolidated financial statements included elsewhere in this prospectus supplement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FIRST HALF RESULTS

The following discussion should be read in conjunction with our unaudited consolidated financial statements as of and for the six-month periods ended June 30, 2004 and 2005 included elsewhere in this prospectus supplement. Our significant accounting policies are described in note 2 to our consolidated financial statements included in our annual report, which is incorporated by reference in this prospectus supplement. The following discussion, which follows the same Mexican GAAP accounting policies, should also be read in conjunction with such financial statements and the notes thereto.

The percentage changes in cement and ready-mix concrete sales volumes described in this prospectus supplement for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented in this prospectus supplement for our operations in each country or region includes the Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our unaudited consolidated financial statements included elsewhere in this prospectus supplement.

On July 21, 2005, we announced our results for the first half of 2005. The interim results of operations for the six-month period ended June 30, 2005 are not indicative of operating results to be expected for the entire fiscal year. The following is a discussion of our results for the first half of 2005.

Results of Operations

Consolidation of Our Results of Operations

Our unaudited consolidated financial statements included elsewhere in this prospectus supplement include those subsidiaries in which we hold a majority interest or which we otherwise control. All significant intercompany balances and transactions have been eliminated in consolidation.

For the six-month periods ended June 30, 2004 and 2005, our consolidated results reflect the following transactions:

•	On March 1, 2005, we completed our acquisition of RMC for a total purchase price of approximately U.S.$5.8 billion, which included approximately U.S.$1.7 billion of assumed debt. We accounted for the acquisition as a purchase under Mexican GAAP, which means that our unaudited consolidated financial statements only include RMC from the date of the acquisition. Our unaudited consolidated financial statements for the six months ended June 30, 2005 include RMC’s results of operations for the four-month period ending June 30, 2005. Our unaudited consolidated financial statements for the six months ended June 30, 2004 do not include RMC’s results of operations. As a result, the financial information for the two periods is not comparable.

•	On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participações S.A., a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year and the operations of these plants represented approximately 10% of the our U.S. operations’ net sales for the year ended December 31, 2004. Our unaudited consolidated financial statements for the six months ended June 30, 2005 include the results of operations relating to these assets for the three-month period ending March 31, 2005 only.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Overview

On a consolidated basis, our cement sales volumes increased approximately 18%, from 32.5 million tons in the first half of 2004 to 38.2 million tons in the first half of 2005, and our ready-mix concrete sales volumes increased approximately 163%, from 11.7 million cubic meters in the first half of 2004 to 30.7 million cubic meters in the first half of 2005. Our net sales increased approximately 74% from Ps42,827 million in the first half of 2004 to Ps74,686 million in the first half of 2005, and our operating income increased approximately 30% from Ps9,829 million in the first half of 2004 to Ps12,786 million in the first half of 2005.

Excluding the effect of the consolidation of RMC’s operations, from the first half of 2004 to the first half of 2005, our consolidated cement sales volumes increased approximately 2%, our consolidated ready-mix concrete sales volumes increased approximately 13%, our consolidated net sales increased approximately 5%, and our consolidated operating income increased approximately 2%.

Net Sales

Our net sales increase of 74% during the first half of 2005 compared to the first half of 2004 was primarily attributable to the consolidation of RMC’s operations for four months in the first half of 2005 and higher sales volumes and prices in our operations in most of our markets, which were partially offset by lower cement volumes and lower cement and ready-mix prices in Mexico. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Through the RMC acquisition, we acquired new operations in the United States, Spain, Africa and the Middle East and Asia, which had a significant impact on our operations in those segments, and we acquired operations in the United Kingdom and the Rest of Europe, in which segments we did not have operations prior to the RMC acquisition. The operating data set forth below in the discussion of our United Kingdom, France and Germany operations for the first half of 2004 and for January and February in the first half of 2005 represent operating data for those operations prior to our acquisition of RMC.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased approximately 2% in the first half of 2005 compared to the first half of 2004, while ready-mix concrete sales volumes increased approximately 15% during the same period. The decrease in cement sales volumes resulted primarily from a weak self-construction sector and unfavorable weather conditions, mostly during January and February of 2005, which were partially offset by increased demand in the public sector, particularly from infrastructure projects and low- and middle-income housing. The increase in ready-mix concrete sales volumes was primarily due to increased government spending on infrastructure projects and increased demand in the residential construction sector, which were partially offset by the unfavorable weather conditions described above. Our Mexican operations’ cement export volumes, which represented approximately 10% of our Mexican cement sales volumes in the first half of 2005, increased approximately 87% in the first half of 2005 compared to the first half of 2004, primarily as a result of increased cement demand in the United States. Of our Mexican operations’ total cement export volumes during the first half of 2005, 72% was shipped to the United States, 27% to Central America and the Caribbean and 1% to South America. Our Mexican operations’ average domestic sales price of cement decreased approximately 3% in constant Peso terms in the first half of 2005 compared to the first half of 2004 (increased approximately 1% in nominal Peso terms). Our Mexican operations’ average sales price of ready-mix concrete decreased approximately 2% in constant Peso terms (increased approximately 2% in nominal Peso terms) over the same period.

As a result of the decreases in domestic cement sales volumes and the average domestic sales prices of cement and ready-mix concrete, net sales in Mexico, in constant Peso terms, declined approximately 1% in the first half of 2005 compared to the first half of 2004, despite the increases in ready-mix concrete sales volumes and cement export volumes.

United States

Our U.S. operations’ cement sales volumes, which include cement purchased from our other operations, increased approximately 6% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes increased approximately 156% during the same period. The increases in sales volumes resulted primarily from the consolidation of RMC’s U.S. operations for four months in the first half of 2005 (representing approximately 6% of our U.S. cement sales volumes and approximately 56% of our U.S. ready-mix concrete sales volumes), as well as increased demand in the residential sector due to a low interest rate environment and increased government spending on infrastructure projects, particularly on streets and highway construction, which were partially offset by our divestiture in March 2005 of two cement plants and other assets in the Great Lakes region and by unfavorable weather conditions during the first quarter of 2005, especially in the Western region. Our U.S. operations’ average sales price of cement increased approximately 18% in Dollar terms in the first half of 2005 compared to the first half of 2004, and the average sales price of ready-mix concrete increased approximately 27% in Dollar terms over the same period. The increases in average prices were primarily due to continued strength in demand for, and limited supply of, cement and ready-mix concrete.

As a result of the increases in cement and ready-mix concrete sales volumes and the increases in the average sales prices of cement and ready-mix concrete, net sales in the United States, in Dollar terms, increased approximately 100% in the first half of 2005 compared to the first half of 2004.

Spain

Our Spanish operations’ domestic cement sales volumes increased approximately 9% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes increased approximately 54% during the same period. The increases in sales volumes resulted primarily from the consolidation of RMC’s Spanish operations for four months in the first half of 2005 (representing approximately 26% of our Spanish ready-mix concrete sales volumes), as well as strong residential construction activity and increased spending in the public-works sector, particularly on infrastructure projects. Our Spanish operations’ cement export volumes, which represented approximately 1% of our Spanish cement sales volumes in the first half of 2005, decreased approximately 39% in the first half of 2005 compared to the first half of 2004 primarily due to increased domestic demand. Of our Spanish operations’ total cement export volumes in the first half of 2005, 19% was shipped to Europe and the Middle East, 14% to Africa, and 67% to the United States. Our Spanish operations’ average domestic sales price of cement increased approximately 5% in Euro terms in the first half of 2005 compared to the first half of 2004, and the average price of ready-mix cement increased approximately 5% in Euro terms over the same period.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increases in the average domestic sales prices of cement and ready-mix concrete, net sales in Spain, in Euro terms, increased approximately 26% in the first half of 2005 compared to the first half of 2004, despite the decline in cement export volumes.

United Kingdom

Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which are consolidated in our results of operations for four months in the first half of 2005. Cement sales volumes in these United Kingdom operations were flat in the first half of 2005 compared to the first half of 2004, while ready-mix concrete sales volumes increased approximately 1% during the same period. Cement demand during the first half of 2005 was primarily driven by infrastructure projects relating to transportation and residential construction, as well as by commercial construction, which has been benefited from low inflation and lower unemployment rate. Our United Kingdom operations’ net sales for the four-month period ended June 30, 2005 represented approximately 10% our total net sales in constant Peso terms, before eliminations resulting from consolidation, for the first half of 2005, and our United Kingdom. operations’ operating income for the four-month period ended June 30, 2005 represented approximately 4% of our consolidated operating income, in constant Peso terms, for the first half of 2005.

Rest of Europe

Our operations in our Rest of Europe segment consist of the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Lithuania, Finland, Norway and Sweden, which are consolidated in our results of operations for four months in the first half of 2005. Our Rest of Europe operations’ net sales for the four-month period ended June 30, 2005 represented approximately 16% our total net sales in constant Peso terms, before eliminations resulting from consolidation, for the first half of 2005, and our Rest of Europe operations’ operating income for the four-month period ended June 30, 2005 represented approximately 8% of our consolidated operating income, in constant Peso terms, for the first half of 2005. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, cement sales volumes in the operations we acquired from RMC decreased approximately 18% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes in those operations decreased approximately 17% during the same period. These decreases are primarily due to a weak German economy, a high unemployment rate, the slow growth of disposable income and political uncertainty, resulting in decreased construction activity.

In France, ready-mix concrete sales volumes in the operations we acquired from RMC increased approximately 4% in the first half of 2005 compared to the first half of 2004, primarily as a result of strong demand from the housing sector due to low interest rates, tax incentives to promote housing construction and the launch of a new social housing program.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean consist of our operations in Venezuela and Colombia, the operations we acquired from RMC in Argentina, which are consolidated in our results of operations for four months in the first half of 2005, and our Central American and Caribbean operations, which include our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and the operations we acquired from RMC in Jamaica, which are consolidated in our results of operations for four months in the first half of 2005, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico.

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes increased 14% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes increased 13% over the same period. The increases in sales volumes are primarily attributable to the increased sales volumes in our Venezuelan and Colombian operations described below, as well as increased demand in the Dominican Republic due to new tourist development, new infrastructure projects in Panama and the commencement of ready-mix operations in Nicaragua and Costa Rica. Our South America, Central American and Caribbean operations’ average domestic sales price of cement decreased approximately 9% in Dollar terms in the first half of 2005 compared to the first half of 2004 due to competitive pressures in the Colombian market and government price controls over bagged cement in Venezuela, while the average sales price of ready-mix concrete increased approximately 6% in Dollar terms over the same period. Set forth below is a discussion of sales volumes in Venezuela and Colombia, the most significant countries in our South America, Central American and Caribbean segment, based on net sales.

Our Venezuelan operations’ domestic cement sales volumes increased approximately 17% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increases in volumes resulted primarily from increased demand in the self-construction sector and increased government spending in the public sector due to higher oil revenues. Our Venezuelan operations’ cement export volumes, which represented approximately 50% of our Venezuelan cement sales volumes in the first half of 2005, decreased approximately 16% in the first half of 2005 compared to the first half of 2004 primarily due to increased domestic demand. Of our Venezuelan operations’ total cement export volumes during the first half of 2005, 72% was shipped to North America and 28% to South America and the Caribbean.

Our Colombian operations’ cement volumes increased approximately 39% in the first half of 2005 compared to the first half of 2004, and ready-mix concrete sales volumes increased approximately 10% during the same period. The increases in sales volumes resulted primarily from increased demand in the self-construction sector due to lower unemployment and higher wages and increased spending in the housing and public works sectors.

As a result of the increases in domestic cement sales volumes, ready-mix concrete sales volumes and the average sales prices of ready-mix concrete, net sales in our South America, Central America and the Caribbean operations, in constant Peso terms, increased approximately 2% in the first half of 2005 compared to the first half of 2004, despite the decline in the average domestic sales prices of cement and Venezuelan cement export volumes.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt and the operations we acquired from RMC in the United Arab Emirates (UAE) and Israel, which are consolidated in our results of operations for four months in the first half of 2005.

Our Africa and Middle East operations’ domestic cement sales volumes increased approximately 13% in the first half of 2005 compared to the first half of 2004, primarily as a result of increased demand in the housing sector and increased government spending on infrastructure in Egypt. Our Africa and Middle East operations’ average domestic sales price of cement increased 24% in Egyptian pound terms in the first half of 2005 compared to the first half of 2004, primarily due to better overall market conditions in Egypt. Cement prices in Egypt are controlled to a significant degree by the Egyptian government as a result of the government’s control of almost 50% of the industry’s capacity. Our Africa and Middle East operations’ cement export volumes, which represented approximately 18% of our Africa and Middle East cement sales volumes in the first half of 2005, decreased approximately 39% in the first half of 2005 compared to the first half of 2004 primarily due to increased domestic demand in Egypt. Of our Africa and Middle East operations’ total cement export volumes during the first half of 2005, 93% was shipped to Europe and 7% was shipped to Africa. Our Africa and Middle East operations’ ready-mix concrete sales volumes increased significantly in the first half of 2005 compared to the first half of 2004 primarily as a result of the consolidation of RMC’s UAE and Israeli operations for four months in the first half of 2005 (representing approximately 92% of our ready-mix concrete sales volumes in the region).

As a result of the consolidation of RMC’s UAE and Israeli operations and the increases in domestic cement sales volumes and the average domestic sales prices of cement in our Egyptian operations, net sales in our Africa and the Middle East operations, in constant Peso terms, increased approximately 145% in the first half of 2005 compared to the first half of 2004.

Asia

Our operations in Asia consist of our operations in the Philippines, Thailand, Bangladesh and the operations we acquired from RMC in Malaysia and Taiwan, which are consolidated in our results of operations for four months in the first half of 2005. Our Asian operations’ cement sales volumes increased approximately 4% in the first half of 2005 compared to the first half of 2004, primarily as a result of strong cement demand in the residential sector in the Philippines and Thailand and greater market coverage in Bangladesh, while the average sales price of cement increased approximately 13%, in Dollar terms, during the same period. Our Asian operations’ ready-mix concrete sales volumes increased significantly in the first half of 2005 compared to the first half of 2004, primarily due to the consolidation of RMC’s Malaysian and Taiwanese operations for four months in the first half of 2005 (representing nearly all of our ready-mix concrete sales volumes in the region).

As a result of the consolidation of RMC’s Malaysian and Taiwanese operations and the increases in cement sales volumes and the average sales price of cement, net sales in our Asian operations, in constant Peso terms, increased approximately 35% in the first half of 2005 compared to the first half of 2004.

Cost of Sales

Our cost of sales, including depreciation, increased approximately 84% from Ps24,047 million in the first half of 2004 to Ps44,248 million in the first half of 2005 in constant Peso terms, primarily due to the consolidation of RMC’s operations for four months during the first half of 2005. Excluding the effect of the consolidation of RMC’s operations, our cost of sales, including depreciation, increased approximately 7% during the same period, primarily as a result of higher energy costs. As a percentage of net sales, cost of sales increased from 56% in the first half of 2004 to 59% in the first half of 2005 (57%, excluding the effect of the consolidation of RMC).

Gross Profit

Our gross profit increased by approximately 62% from Ps18,780 million in the first half of 2004 to Ps30,438 million in the first half of 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC’s operations, our gross profit increased approximately 3% during the same period. Our gross margin decreased from 44% in the first half of 2004 to 41% in the first half of 2005, primarily due to higher energy costs and the consolidation of RMC’s operations for four months during the first half of 2005, which resulted in a change in our product mix as we had a higher percentage of sales of ready-mix concrete, aggregates and other products having a higher cost of sales and a lower profit margin as compared to cement. Excluding the effect of the consolidation of RMC’s operations, our gross margin decreased to 43% due to higher energy costs partially offset by higher sales volumes and average sales prices in most of our markets. The increase in our gross profit is primarily attributable to the 74% increase in our net sales in the first half of 2005 compared to the first half of 2004 (5%, excluding the effect of the consolidation of RMC), partially offset by the 84% increase in our cost of sales in the first half of 2005 compared to the first half of 2004 (7%, excluding the effect of the consolidation of RMC).

Operating Expenses

Our operating expenses increased approximately 97% from Ps8,951 million in the first half of 2004 to Ps17,652 million in the first half of 2005 in constant Peso terms, primarily due to the consolidation of RMC’s operations for four months during the first half of 2005. Excluding the effect of the consolidation of RMC’s operations, our operating expenses increased approximately 4% during the same period, primarily as a result of increased transportation costs due to higher worldwide energy costs, which were partially offset by our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of net sales, our operating expenses increased from 21% in the first half of 2004 to 24% in the first half of 2005 (remained flat, excluding the effect of the consolidation of RMC).

Operating Income

For the reasons mentioned above, our operating income increased approximately 30% from Ps9,829 million in the first half of 2004 to Ps12,786 million in the first half of 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC’s operations, our operating income increased approximately 2% as compared to the first half of 2004.

Comprehensive Financing Income (Expense)

Pursuant to Mexican GAAP, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•	appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).

	(Unaudited) Six Months Ended June 30,
	2004	2005
	(in millions of constant Pesos)
Net comprehensive financing income (expense):
Financial expense	Ps (1,994)	Ps (2,773)
Financial income	119	172
Results from valuation and liquidation of financial instruments	(128)	2,902
Foreign exchange gain (loss), net	(919)	(614)
Monetary position gain	2,324	2,084

Net comprehensive financing income (expense)	Ps (598)	Ps 1,771

Our net comprehensive financing income (expense) improved from an expense of Ps598 million in the first half of 2004 to income of Ps1,771 million in the first half of 2005 (Ps1,851 million, excluding the effect of the consolidation of RMC). The components of the change are shown above. Our financial expense was Ps2,773 million for the first half of 2005, an increase of approximately 39% from Ps1,994 million in the first half of 2004. The increase was primarily attributable to higher average levels of debt outstanding during the first half of 2005 compared to the first half of 2004 as a result of borrowings related to the RMC acquisition. Our financial income increased 45% from Ps119 million in the first half of 2004 to Ps172 million in the first half of 2005 as a result of increases in interest rates. Our results from valuation and liquidation of financial instruments improved from a loss of Ps128 million in the first half of 2004 to a gain of Ps2,902 million in the first half of 2005, primarily attributable to significant valuation improvements from our derivative financial instruments portfolio (discussed below) during the first half of 2005. Our net foreign exchange results improved from a loss of Ps919 million in the first half of 2004 to a loss of Ps614 million in the first half of 2005, mainly due to the appreciation of the Peso against the Dollar. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) decreased from Ps2,324 million during the first half of 2004 to Ps2,084 million during the first half of 2005, as a result of a decrease in the weighted average inflation index used in the determination of the monetary position result in the first half of 2005 compared to the first half of 2004.

Derivative Financial Instruments

For the six months ended June 30, 2004 and 2005, our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts entered into to hedge our obligations under our executive stock option programs, foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross currency swaps and interest rate derivatives related to energy projects. We recognized a gain of Ps2,902 million in the first half of 2005 in the item “Results from valuation and liquidation of financial instruments,” of which a net valuation gain of approximately Ps373 million is attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, an approximate valuation gain of Ps2,177 million is attributable to changes in the fair value of our foreign currency derivatives, and an approximate valuation gain of Ps342 million is attributable to changes in the fair value of our interest rate derivatives. The estimated fair value gain of our equity forward contracts and the costs associated with the stock options both are attributable to the increase, during the first half of 2005, in the market price of our listed securities (ADSs and CPOs) as compared to the first half of 2004. The estimated fair value gain of our foreign currency derivatives is primarily attributable to changes in the estimated fair value of the contracts we entered into in September 2004 that were designated as accounting hedges of the foreign exchange risk associated with our commitment to purchase the remaining outstanding shares of RMC following the necessary corporate and regulatory approvals at a fixed price in Pounds (representing a gain of approximately Ps1,410 million), and changes in the estimated fair value of our cross currency swap contracts relating to our debt portfolio (representing a gain of approximately Ps767 million). The estimated fair value gain of our interest rate derivatives is primarily attributable to an increase in five-year interest rates.

Other Expenses, Net

Our other expenses, net decreased approximately 94% from Ps1,897 million in the first half of 2004 to Ps113 million in the first half of 2005 in constant Peso terms, primarily as a result of new accounting pronouncements under Mexican GAAP, effective as of January 1, 2005, pursuant to which the amortization of goodwill was eliminated, although goodwill remains subject to periodic impairment evaluations. The decrease was also due to the sale of our 11.92% interest in Cementos Bio Bio, S.A. in April 2005, which resulted in a net profit of approximately U.S.$19.5 million (Ps206 million), partially offset by the sale of our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region in March 2005, which resulted in a net loss of approximately U.S.$10.5 million (Ps112 million). Excluding the effect of the consolidation of RMC’s operations, our other expenses, net decreased approximately 81% during the same period.

Income Taxes, Business Assets Tax and Employees’ Statutory Profit Sharing

Our effective tax rate was 12.6% in the first half of 2005 compared to 11.8% in the first half of 2004. Our tax expense, which primarily consists of income taxes and business assets tax, increased from Ps869 million in the first half of 2004 to Ps1,820 million in the first half of 2005. The increase was attributable to higher taxable income in the first half of 2005 as compared to the first half of 2004. Our average statutory income tax rate was approximately 30% in the first half of 2005 and approximately 33% in the first half of 2004.

Employees’ statutory profit sharing increased from Ps52 million during the first half of 2004 to Ps57 million during the first half of 2005 due to higher taxable income for profit sharing purposes in Mexico and Venezuela.

Pursuant to recent amendments to the Mexican income tax law (ley del impuesto sobre la renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, will be required to pay taxes in Mexico on income derived from such foreign entities, provided that the income is not derived from enterpreneurial activities in such countries. The tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments will be due upon filing their annual tax returns in March 2006. We believe these amendments are contrary to Mexican constitutional principles and on August 8, 2005, we filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. If we are not successful in our efforts to have the amendments declared unconstitutional by the Mexican federal courts, the amendments may have a material impact on us.

Majority Interest Net Income

Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the first half of 2005 increased approximately 96% from Ps6,546 million in the first half of 2004 to Ps12,856 million in the first half of 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC’s operations, our consolidated net income (before deducting the portion allocable to minority interest) increased approximately 55% during the same period. The percentage of our consolidated net income allocable to minority interests decreased from 2.8% in the first half of 2004 to 1.8% in the first half of 2005 (1.6%, excluding the effect of the consolidation of RMC), as a result of the additional 6.83% equity interest in CEMEX Asia Holdings, Ltd. we acquired for approximately U.S.$70 million in August 2004. Majority interest net income increased by approximately 98% from Ps6,362 million in the first half of 2004 to Ps12,623 million in the first half of 2005 in constant Peso terms, mainly as a result of our increase in net sales, our valuation gains on derivative financial instruments, the decrease in other expenses, net and a lower portion of consolidated net income allocable to minority interests, partially offset by higher financial expenses and income taxes. Excluding the effect of the consolidation of RMC’s operations, our majority interest net income increased by approximately 56% during the same period. As a percentage of net sales, majority interest net income increased from 15% in the first half of 2004 to 17% in the first half of 2005. Excluding the effect of the consolidation of RMC’s operations, as a percentage of net sales, majority interest net income increased from 15% in the first half of 2004 to 22% in the first half of 2005.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short- and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were approximately Ps19.4 billion in 2002, approximately Ps17.9 billion in 2003, approximately Ps23.8 billion in 2004 and approximately Ps20.7 billion in the six-month period ended June 30, 2005.

Our Indebtedness

As of June 30, 2005, we had approximately U.S.$11.0 billion (Ps118.6 billion) of total debt, of which approximately 15% was short-term and 85% was long-term. Approximately 5.2% of our long-term debt at June 30, 2005, or approximately U.S.$0.5 billion (Ps5.4 billion), is to be paid in 2006, unless extended. As of June 30, 2005, without giving effect to our cross currency swap contracts, approximately 58% of our consolidated debt was Dollar-denominated, approximately 18% was Euro-denominated, approximately 14% was Peso-denominated, approximately 5% was Pound-denominated, approximately 5% was Yen-denominated and immaterial amounts were denominated in other currencies. The weighted average interest rates paid by us in the six-month period ended June 30, 2005 in our main currencies were 4.95% on our Dollar-denominated debt, 0.51% on our Yen-denominated debt, 2.77% on our Euro-denominated debt, 10.11% on our Peso-denominated debt and 5.23% on our Pound-denominated debt.

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and other securities.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX México and Empresas Tolteca de México, two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of approximately U.S.$4.7 billion (Ps50.5 billion), as of June 30, 2005. See “Risk Factors—Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us,” and “Risk Factors—We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities.”

Some of the debt instruments in respect of our and our subsidiaries’ indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries’ debt agreements, principally in connection with acquisitions. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of June 30, 2005, we were in compliance with all the financial covenants in our own and our subsidiaries’ debt instruments.

In addition, a considerable amount of our debt is subject to credit ratings triggers that require us to pay a step-up in the coupon rate of the affected notes in the event that certain minimum credit ratings are not maintained. Significantly, the CEMEX, Inc. Note and Guarantee Agreement, dated March 15, 2001, described under Item 10 “Additional Information—Material Contracts” in our annual report, which is incorporated by reference in this prospectus supplement, requires us to make all reasonable efforts to ensure that the notes issued pursuant to that agreement maintain a private letter rating of at least BBB- by Standard & Poor’s and Baa3 by Moody’s. If the notes fail to maintain this required rating, we would have to pay a step-up in the coupon rate and, if, after a continuous period of two years, the notes have not re-attained these ratings, we would have to repay them or obtain a waiver of this requirement. As of June 30, 2005, the notes were rated BBB- by Standard & Poor’s and Baa3 by Moody’s.

In order to finance the acquisition of RMC, we used the proceeds of three credit facilities, each dated September 24, 2004, with an initial total aggregate amount of US$5.8 billion and with weighted average life of 3.0 years. As described below, we have already refinanced or repaid all the original indebtedness under these credit facilities. The following is a description of these three credit facilities.

•	On September 24, 2004, we entered into a 364-day credit agreement with CEMEX México and Empresas Tolteca de México as joint obligors, for a total aggregate principal amount of U.S.$500 million. The proceeds of this facility were used to finance the acquisition of RMC. On March 7, 2005, this facility was reduced to U.S.$300 million and was fully repaid on July 1, 2005.

•

On September 24, 2004, New Sunward Holding B.V. entered into a U.S.$1.25 billion multi-currency term loan facility guaranteed by CEMEX, CEMEX México and Empresas Tolteca de México and consisting of two tranches. The first tranche was a multi-currency one-year U.S.$500 million term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional six-month extension. The second tranche was a multi-currency three-year U.S.$750 million term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The proceeds of the facility were used in to finance the acquisition of RMC. This facility was fully repaid on April 13, 2005.

•	On September 24, 2004, CEMEX España entered into a U.S.$3.8 billion multi-currency term loan facility. The facility is guaranteed by Cemex Caracas Investments, B.V., Cemex Caracas II Investments, B.V., Cemex Egyptian Investments, B.V., Cemex Manila Investments, B.V. and Cemex American Holdings, B.V. and consists of three tranches. The first tranche is a multi-currency one-year U.S.$1.5 billion back-up term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional twelve month extension. The second tranche is a multi-currency three-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The third tranche is a multi-currency five-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The first tranche of this facility was intended to refinance debt assumed from RMC, but was never utilized. The proceeds of the second and third tranches under this facility, totaling U.S.$2.3 billion, were used to finance the acquisition of RMC.

As of June 30, 2005, after the completion of our acquisition of RMC, we had U.S.$11.0 billion of outstanding indebtedness, including indebtedness assumed from RMC. The following is a description of the material indebtedness assumed from RMC.

•	On October 18, 2002, RMC entered into a £1,000,000,000 Term and Revolving Credit Agreement relating to a multi-currency five-year £600,000,000 revolving credit facility and a multi-currency five-year £400,000,000 term loan facility. On March 16, 2005, CEMEX España and RMC entered into an amended and restated agreement relating to these facilities. The amendments to the original agreement include a waiver of the provision requiring mandatory prepayment in the event of a change of control; the inclusion of CEMEX España, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V, as guarantors; amendments to the financial covenants applicable to CEMEX España on a consolidated basis; and the extension of the termination date of the revolving credit facility to six years from the date of the amended and restated agreement. Simultaneous with the execution of the amended and restated agreement, the total amount of the facilities was reduced to £604,354,196; the revolving credit facility was reduced to £425,558,038 and the term loan facility was reduced to £178,796,154.

•	On November 30, 2000, RMC and several institutional purchasers entered in a Note Purchase Agreement in connection with a private placement by RMC. Pursuant to this agreement, RMC issued U.S.$120,000,000 aggregate principal amount of 8.40% Senior Notes due 2010, U.S.$90,000,000 aggregate principal amount of 8.50% Senior Notes due 2012 and U.S.$45,000,000 aggregate principal amount of 8.72% Senior Notes due 2020.

On April 5, 2005, we entered into a U.S.$1 billion 180-day term credit agreement guaranteed by CEMEX México and Empresas Tolteca de México. The proceeds of this credit facility were used to fund the repayment of amounts outstanding under the U.S.$1.25 billion multi-currency term loan facility of New Sunward Holding B.V., dated September 24, 2004, described above.

During May 2005, we completed a cash tender offer, pursuant to which we purchased all of the notes issued by RMC in the November 2000 private placement described above. The total amount paid in the cash tender offer was approximately U.S.$315 million, which was repaid through a private placement by a wholly-owned subsidiary of CEMEX España during June 2005 of new five- and ten-year notes in an aggregate principal amount of U.S.$325 million.

On May 31, 2005, we entered into a five-year U.S.$1.2 billion revolving credit facility guaranteed by CEMEX México and Empresas Tolteca de México. The proceeds of this credit facility were used to repay amounts outstanding under the U.S.$1 billion multi-currency 180-day term credit agreement we entered into on April 5, 2005, to repay other existing indebtedness and for general corporate purposes.

On June 6, 2005, we amended our U.S.$800 million revolving credit facility dated June 23, 2004. The amended facility is a U.S.$700 million revolving credit facility guaranteed by CEMEX México and Empresas Tolteca de México and maturing in 2009.

On June 27, 2005, New Sunward Holding B.V. entered into a two-year U.S.$350 million term loan facility and a four-year U.S.$350 million multi-currency revolving credit facility, guaranteed by CEMEX, CEMEX México and Empresas Tolteca de México. The proceeds of these facilities were used to repay existing indebtedness not related to the RMC acquisition.

Recent Developments Relating to Our Indebtedness

On July 7, 2005, CEMEX España amended the second and third tranches of the U.S.$3.8 billion multi-currency term loan facility dated September 24, 2004 described above, totaling U.S.$2.3 billion. The amended facility consists of a two-year U.S.$575 million term loan, a five year U.S.$575 million term loan and a U.S.$1.15 billion amortizing loan with an average maturity of 3.5 years.

With this transaction we completed the refinancing process of the debt incurred in connection with the RMC acquisition.

Our Equity Derivative Forward Arrangements

As of June 30, 2004 and 2005, we had forward contracts in our CPOs covering a total of 155,179,345 CPOs and 150,450,185 CPOs, respectively, with different maturities until October 2006 and aggregate notional amounts of U.S.$845.0 million and U.S.$1,280.2 million, respectively. These forward contracts were entered into to hedge the future exercise of the options granted under our executive stock option programs. As described above under “The Offering,” we intend for a significant portion of these forward contracts to be unwound to the extent the underlying CPOs are sold in connection with the combined offerings. Changes in the estimated fair value of these contracts have been recognized in the income statement as a component of the costs generated by the option programs. As of June 30, 2004 and 2005, the estimated fair value of these contracts was a gain of approximately U.S.$97.3 million (Ps1,110.8 million) and a gain of approximately U.S.$52.1 million (Ps560.1 million), respectively.

In addition, as of June 30, 2004, we had forward contracts in our CPOs covering a total of 37,728,805 CPOs with different maturities until January 2006 and an aggregate notional amount of U.S.$223.5 million. As of June 30, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$6.4 million (Ps73.1 million). Until December 31, 2004, these contracts were treated as equity instruments; therefore, for accounting purposes under Mexican GAAP, changes in their fair value were recognized in stockholders’ equity when settled. As of January 1, 2005, as a result of new accounting pronouncements under Mexican GAAP, changes in the fair value of these forward contracts are recognized in the income statement in the same manner as our other forward contracts described in the preceding paragraph. Accordingly, as of June 30, 2005, these forward contracts are presented together with our other forward contracts in the preceding paragraph and the underlying CPOs are included in the total number of CPOs as of that date.

Our Receivables Financing Arrangements

We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated by our subsidiaries in Mexico during 2002, our subsidiary in the United States during 2001 and our subsidiary in Spain during 2000. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. The balances of receivables sold pursuant these securitization programs as of June 30, 2004 and 2005 were U.S.$648.2 million (Ps7,400.2 million) and U.S.$757.0 million (Ps8,137.8 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately U.S.$11.4 million (Ps121.8 million) in 2002, U.S.$10.2 million (Ps109.3 million) in 2003, U.S.$11.3 million (Ps120.8 million) in 2004 and U.S.$8.6 million (Ps92.3 million) in the six-month period ended June 30, 2005. The proceeds obtained through these programs have been used primarily to reduce debt.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2004 annual shareholders’ meeting held on April 28, 2005, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$558 million) to be implemented between April 2005 and April 2006. As of June 30, 2005, no CPOs were repurchased under this program.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

In compliance with the procedures and controls established by our risk management committee, we have entered into various derivative financial instrument transactions in order to manage our exposure to market risks resulting from changes in interest rates, foreign exchange rates and the price of our common stock. We actively evaluate the creditworthiness of the financial institutions and corporations that are counterparties to our derivative financial instruments, and we believe that they have the financial capacity to meet their obligations in relation to these instruments.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and are supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At June 30, 2004				At June 30, 2005
Derivative Instruments	Notional amount		Estimated fair value		Notional amount		Estimated fair value		Maturity Date
	(in millions of Dollars)
Equity forward contracts	U.S.$	1,068.5	U.S.$	103.4	U.S.$	1,280.2	U.S.$	65.1	Aug 05-Sep 06
Foreign exchange forward contracts		1,557.3		(146.7)		2,190.4		42.1	Jul 05-Jun 08
Interest rate swaps		1,950.0		(201.3)		3,325.0		(17.2)	May 07- Apr 10
Cross currency swaps		1,164.7		187.1		1,453.0		147.0	Jul 05-Apr 12
Derivatives related to energy		171.3		(8.1)		164.0		(4.6)	May 2017

Our Equity Derivative Forward Contracts

A substantial portion of our equity derivative forward contracts held as of June 30, 2004 and 2005, with aggregate notional amounts of U.S.$845.0 million and U.S.$1,280.2 million, respectively, were entered into to hedge the potential exercises of options under our Dollar-denominated executive programs. As described above under “The Offering,” we intend for a significant portion of these forward contracts to be unwound to the extent the underlying CPOs are sold in connection with the combined offerings. Changes in the estimated fair value of these forwards have been recognized in the income statement as a component of the costs generated by the stock option programs. As of June 30, 2004 and 2005, the estimated fair value of these contracts was a gain of approximately U.S.$97.3 million (Ps1,110.8 million) and a gain of approximately U.S.$52.1 million (Ps560.1 million), respectively.

In addition, as of June 30, 2004, we held equity forward contracts with an aggregate notional amount of U.S.$223.5 million. Until December 31, 2004, these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders’ equity upon settlement. As of June 30, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$6.4 million (Ps73.1 million). As of January 1, 2005, changes in the fair value of these forward contracts are recognized in the income statement in the same manner as our other forward contracts described in the preceding paragraph. Accordingly, as of June 30, 2005, these forward contracts are presented together with our other forward contracts in the preceding paragraph and the notional amounts of these forward contracts are included in the aggregate notional amount as of that date. See “Liquidity and Capital Resources—Our Equity Derivative Forward Arrangements” above.

Our Foreign Exchange Forward Contracts

A portion of our foreign exchange forward contracts held as of June 30, 2004 and 2005, with notional amounts of U.S.$674.8 million and U.S.$2,166.0 million, respectively, are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses on these forward contracts are recognized as an adjustment to stockholders’ equity within the related foreign currency translation adjustment.

In September 2004, we entered into structured foreign exchange forward contracts, collars and digital options for a notional amount of U.S.$3,452.9 million in connection with our commitment to purchase RMC. These derivatives were entered into to hedge the variability in cash flows associated with exchange fluctuations between the Dollar, the currency in which we obtained the funds to purchase, and Pounds, the currency in which our firm commitment was denominated. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004, the date on which RMC’s shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132.1 million (Ps1,411.3 million), were recognized in stockholders’ equity in 2004, and were reclassified to earnings in March 2005, the month in which the final purchase occurred. The change in the estimated fair value of these contracts from their origination until their designation as hedges in 2004 was a gain of approximately U.S.$102.4 million (Ps1,169.0 million) and was recognized in earnings in 2004.

Our Interest Rate Swaps

As of June 30, 2004 and 2005, we held interest rate swap contracts for notional amounts of U.S.$1,950.0 million and U.S.$3,325.0 million, respectively, entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts, are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments are recognized in earnings. However, several of our interest rate swap contracts, with an aggregate notional amount of U.S.$1,500 million, did meet the accounting hedge criteria and were designated as accounting hedges of contractual cash flows (interest payments) of a portion of our floating rate debt. Accordingly, changes in the estimated fair value of these instruments that meet the accounting hedge criteria are recognized in stockholders’ equity, and will be reclassified to earnings as the financial expense of the related debt is accrued. In addition, periodic payments under these instruments that meet the accounting hedge criteria are recognized in earnings as an adjustment of the effective interest rate of the related debt.

Our Cross Currency Swaps

As of June 30, 2004 and 2005, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts.

The periodic cash flows on the cross currency swap instruments arising from the exchange of interest rates are recorded in the comprehensive financing result as part of the effective interest rate of the related debt. We recognize the estimated fair value of the cross currency swap contracts as assets or liabilities in the balance sheet, with changes in the estimated fair value being recognized through the income statement. All financial assets and liabilities with the same maturity, for which our intention is to simultaneously realize or settle, have been offset for presentation purposes, in order to reflect the cash flows that we expect to receive or pay upon settlement of the financial instruments.

In respect of the estimated fair value recognition of the cross currency swap contracts, as of June 30, 2004 and 2005, we recognized net assets of U.S.$187.1 million (Ps2,136.0 million) and U.S.$147.0 million (Ps1,580.3 million), respectively, related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

•	A gain of approximately U.S.$334.6 million (Ps3,819.9 million) as of June 30, 2004 relates to prepayments made to Yen- and Dollar-denominated obligations under our cross currency swaps, thereby decreasing the carrying amounts of the related debt (we did not make any prepayments to Yen and Dollar-denominated obligations during the first half of 2005), and

•	A loss of approximately U.S.$147.3 million (Ps1,681.6 million) as of June 30, 2004 and a gain of approximately U.S.$147.0 million (Ps1,580.3 million) as of June 30, 2005 represented the contracts’ estimated fair value, before prepayment effects (with respect to 2004 only), and includes:

•	Losses of approximately U.S.$182.6 million (Ps2,084.6 million) as of June 30, 2004 and gains of approximately U.S.$103.4 million (Ps1,112.0 million) as of June 30, 2005, which are directly related to variations in exchange rates between the inception of the contracts and the balance sheet date, and which were offset for presentation purposes as part of the related debt carrying amount,

•	Gains of approximately U.S.$9.9 million (Ps113.0 million) as of June 30, 2004 and approximately U.S.$13.4 million (Ps144.1 million) as of June 30, 2005, identified with the periodic cash flows for the interest rate swaps, and which were recognized as an adjustment of the related financing interest payable, and

•	Remaining net assets of approximately U.S.$25.4 million (Ps290.0 million) as of June 30, 2004 and approximately U.S.$30.2 million (Ps324.7 million) as of June 30, 2005, which were recognized within other short-term and long-term assets and liabilities, as applicable.

As of June 30, 2004, the effect on our balance sheet, arising from the accounting assets and liabilities offset, was that the book value of the financial liabilities directly related to the cross currency swap contracts was presented as if such financial liabilities had been effectively negotiated in the exchange currency instead of in the originally contracted currency. As of June 30, 2005, as a result of new accounting pronouncements under Mexican GAAP, which became effective as of January 1, 2005, the book value of the financial liabilities directly related to the cross currency swap contracts are presented in the originally contracted currency. For the six months ended June 30, 2004 and 2005, the changes in the estimated fair value of our cross currency swap contracts, excluding prepayment effects in the first six months of 2004, resulted in a loss of approximately U.S.$44.8 million (Ps511.4 million) and a gain of approximately U.S.$239.2 million (Ps2,571.4 million), respectively, which were recognized within the comprehensive financing result.

Our Derivatives Related to Energy Projects

As of June 30, 2004 and 2005, we had an interest rate swap maturing in May 2017, for a notional amount of U.S.$171.3 million and U.S.$164.0 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 7.53% fixed rate until maturity in May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$171.3 million and U.S.$164.0 million as of June 30, 2004 and 2005, respectively, related to the interest rate swap contract, pursuant to which, commencing in 2003 and until 2017, we pay the difference between the 7.53% fixed rate and LIBOR rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps251.9 million) in 2001. As of June 30, 2004 and 2005, the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$8.1 million (Ps92.5 million) and U.S.$4.6 million (Ps49.5 million), respectively, were recorded in the comprehensive financing result for each period. As of June 30, 2004 and 2005, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk

The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of June 30, 2005. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. Average floating interest rates are calculated based on forward rates in the yield curve as of June 30, 2005. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of June 30, 2005 and is summarized as follows:

	Expected maturity dates as of June 30, 2005
Debt	2005 (2nd Half)	2006	2007	2008	2009	After 2010	Total	Fair Value
	(in millions of Dollars equivalents of debt denominated in foreign currencies)
Variable rate	167	708	1,872	457	900	1,291	5,395	5,307
Average interest rate	4.24%	4.52%	4.58%	4.77%	4.80%	4.82%	—	—
Fixed rate	—	467	189	1,357	1,378	1,411	4,802	4,758
Average interest rate	5.63%	5.60%	5.34%	5.34%	5.22%	5.84%	—	—

As of June 30, 2005, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of June 30, 2005, 62% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 45 basis points, after giving effect to our interest rate swaps and cross currency swaps. As of June 30, 2005, we also held interest rate swaps for a notional amount of U.S.$3,325.0 million and with a fair value loss of approximately U.S.$17.2 million during the first half of 2005. Pursuant to these interest rate swaps, we receive variable rates and deliver fixed rates over the notional amount. These derivatives, even when they do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See “Our Derivative Financial Instruments—Our Interest Rate Swaps” above.

The potential change in the fair value as of June 30, 2005 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$43.0 million (Ps461.8 million).

Foreign Currency Risk

Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the six months ended June 30, 2005, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 11% in Spain, 10% in the United Kingdom, 16% in our Rest of Europe segment, 9% in South America, Central America and the Caribbean, 3% in Africa and the Middle East, 2% in Asia and 7% from other regions and our cement and clinker trading activities. As of June 30, 2005, our debt amounted to Ps118.6 billion, of which approximately 58% was Dollar-denominated, 18% was Euro-denominated, 14% was Peso-denominated, 5% was Yen-denominated and 5% was Pound-denominated; therefore, we have a foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt, the Yen-denominated debt and the Pound-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “Liquidity and Capital Resources—Our Indebtedness” above and “Risk Factors—We have to service our Dollar- and Yen-denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar- and Yen-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate.” Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt.

As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See “Our Derivative Financial Instruments” above. As of June 30, 2005, the estimated fair value of these instruments was a gain of approximately U.S.$147.0 million (Ps1,580.3 million). The potential change in the fair value of these contracts as of June 30, 2005 that would result from a hypothetical, instantaneous appreciation of 10% in the exchange rate of the Yen against the Dollar, combined with a depreciation of 10% in the exchange rate of the Peso against the Dollar, would be a loss of approximately U.S.$138.0 million (Ps1,484.0 million).

Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, our firm commitments, as well as other currency derivative instruments. See “Our Derivative Financial Instruments” above. The combined estimated fair value of our foreign exchange forwards that hedge our net investment in foreign subsidiaries and our other currency derivatives as of June 30, 2005 was a gain of approximately U.S.$42.1 million (Ps452.6 million). The potential change in the fair value of these derivatives as of June 30, 2005 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso combined with a appreciation of 10% of the Euro against the Dollar would be a loss of approximately U.S.$406.2 million (Ps4,366.9 million), which would be partially offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

Equity Risk

We have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price.

As previously discussed, we have entered into equity forward contracts on our own stock, pursuing different goals such as hedging our several Dollar-denominated stock option programs. See “Liquidity and Capital Resources” above. As of June 30, 2005, the estimated fair market value of our equity forward contracts was a gain of approximately U.S.$65.1 million (Ps699.8 million). The potential change in the fair value as of June 30, 2005 that would result from a hypothetical, instantaneous decrease of 10% in the market value of our stock would be a loss of approximately U.S.$141.7 million (Ps1,523.2 million).

RECENT DEVELOPMENTS

U.S. Joint Venture

On July 1, 2005, we and Ready Mix USA, a private ready-mix concrete company with operations in the southeastern United States, established a joint venture to serve the construction materials market in the southeast region of the United States. Under the terms of the arrangement, we will contribute two cement plants (Demopolis, Alabama and Clinchfield, Georgia), eleven cement terminals and our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to the joint venture. Ready Mix USA will contribute all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture will be managed by us, and the ready-mix concrete, aggregate and concrete block assets will be managed by Ready Mix USA. After the third anniversary of the formation of the joint venture, Ready Mix USA will have the option, but not the obligation, to require us to purchase Ready Mix USA’s interest in the joint venture at a purchase price based on the earnings generated by the joint venture’s assets.

On September 1, 2005, we and Ready Mix USA expanded the scope of the joint venture, in connection with which we contributed 27 additional ready-mix plants and four additional concrete block facilities located in the Atlanta, Georgia metropolitan area. Ready Mix USA will manage these newly contributed assets along with the other ready-mix concrete, aggregate and concrete block assets of the joint venture. As consideration for the contribution of these additional assets, we received from the joint venture approximately U.S.$91.6 million plus additional cash in respect of the working capital related to the additional assets. We intend to use the proceeds from this additional contribution of assets to reduce net debt.

Divestiture of U.S. Assets

As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area by September 1, 2005. To comply with this divestiture obligation, on May 23, 2005, we entered into an agreement to sell RMC’s operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million. The sale of the RMC Tucson assets to California Portland Cement Company was subject to the approval of the FTC, which was received on August 19, 2005, and the transaction was completed on August 29, 2005. We do not believe the divestiture of these assets will have a material effect on our U.S. operations.

Financing Arrangements

On July 7, 2005, CEMEX España amended the second and third tranches of the U.S.$3.8 billion multi-currency term loan facility dated September 24, 2004, totaling U.S.$2.3 billion. The amended facility consists of a two-year U.S.$575 million term loan, a five year U.S.$575 million term loan and a U.S.$1.15 billion amortizing loan with an average maturity of 3.5 years.

Legal Proceedings

On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with certain employees and former employees of Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, and the company in charge of building the mass public transportation system of Bogotá, Colombia, for the premature distress of the roads built for such transportation system using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the ASOCRETO defendants modified the initial specifications of the transportation system to include certain construction materials supplied by CEMEX Colombia, and that as a result of these changes in the specifications, the base material supplied for the road construction failed to meet certain technical quality standards. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed and estimate that the cost of such repair will be approximately U.S.$45 million. CEMEX Colombia is vigorously contesting this lawsuit. At this preliminary stage in the proceedings, we are not able to assess the likelihood of an adverse result in this lawsuit or the potential damages which could be borne by CEMEX Colombia. Typically, proceedings of this nature continue for several years before final resolution.

On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking €102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. At this preliminary stage in the proceedings, we are not able to assess the likelihood of an adverse result in this lawsuit or the potential damages which could be borne by CEMEX Deutschland AG.

U.S. Anti-Dumping Sunset Review Update

Under the U.S. anti-dumping and countervailing duty laws, the U.S. Commerce Department and the International Trade Commission, or ITC, are required to conduct “sunset reviews” of outstanding anti-dumping and countervailing duty orders and suspension agreements every five years. At the conclusion of these reviews, the Commerce Department is required to terminate the order or suspension agreement unless the agencies have found that termination is likely to lead to continuation or recurrence of dumping, or a subsidy in the case of countervailing duty orders, and material injury. In July 2000, the Commerce Department determined not to revoke the anti-dumping order on imports from Mexico, and on October 5, 2000, the ITC found likelihood of injury to the U.S. industry and also determined not to revoke this anti-dumping order. On September 19, 2001, we filed a petition for a “changed circumstances” review. The ITC decided in December 2001 not to initiate such a review and we appealed the ITC’s decision to NAFTA. In January 2005, a NAFTA panel was formed to review the ITC’s sunset review determination. On April 7, 2005, the NAFTA panel heard oral arguments and on June 24, 2005, remanded the matter to the ITC with instructions to reconsider its likelihood of injury determination. The ITC is scheduled to report back to the NAFTA panel by September 22, 2005, at which time all parties will have an opportunity for further briefing on the ITC remand determination.

Third Quarter Guidance and 2005 Target Revisions

General

On September 12, 2005, we announced our guidance for the third quarter of 2005 and the revision of several financial and operating targets for the year ending December 31, 2005. We have presented below a summary of these targets and estimates, which we believe will be met or exceeded.

These targets and estimates reflect our judgment, as of September 12, 2005, of expected future operating conditions, which are subject to change. The targets and estimates reflect numerous assumptions regarding general economic, political, governmental and business conditions globally and in the countries in which we do business, future cement and ready-mix concrete volumes and prices in our principal operating markets, foreign exchange rates and other matters. These assumptions are based on our estimated operating results for the nine months ending September 30, 2005 and do not account for any material changes in exchange rates, sales volumes and prices, other than, for purposes of our year-end 2005 estimates, typical seasonal fluctuations we have experienced during the fourth quarters of previous years. These targets and estimates should be read in conjunction with “Management’s Discussion and Analysis of First Half Results” and “Risk Factors” above and the other information contained or incorporated by reference in this prospectus supplement.

The targets and estimates described below constitute forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions, as described above under “Cautionary Statement Regarding Forward-Looking Statements.” We do not intend to revise the targets and estimates to reflect circumstances existing after September 12, 2005 or to reflect the occurrence of unanticipated events, and we do not assume any obligation to update or correct the targets and estimates described above.

The targets and estimates presented below were not prepared with a view to compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding preparation and presentation of prospective financial information.

Financial Targets

For purposes of the compilation of the target numbers presented below, we have used a Dollar convenience translation for each period based on the end-of-period exchange rate for such period, which is our internal method of presenting such translations. All Dollar amounts for the three- and nine-month periods ending September 30, 2005 and for the year ending December 31, 2005 are translations of constant Peso amounts at an exchange rate of Ps10.69 to U.S$1.00, the CEMEX accounting rate as of September 9, 2005. All percentage increases or decreases over the same periods in 2004 are based on translations of constant Peso amounts at an exchange rate of Ps11.38 to U.S$1.00, the CEMEX accounting rate as of September 30, 2004.

For the three months ending September 30, 2005, we expect to achieve net sales of approximately U.S.$4.4 billion, operating income of approximately U.S.$750 million and EBITDA of approximately U.S.$1.0 billion, representing increases of approximately 115%, 52% and 50%, respectively, over the same period in 2004. For the nine months ending September 30, 2005, we expect to achieve net sales of approximately U.S.$11.4 billion and EBITDA of approximately U.S.$2.6 billion, representing increases of approximately 94% and 39%, respectively, over the same period in 2004.

As a result of our strong operating performance to date and repayment of indebtedness since the RMC acquisition, we expect to achieve a net debt to EBITDA ratio of approximately 2.7 times by September 30, 2005.

As of September 9, 2005, the mark-to-market value of our derivatives position improved by approximately U.S.$281 million since June 30, 2005, from approximately U.S.$149 million to approximately U.S.$430 million. We expect that more than 95% of this valuation improvement will be recognized in our income statement for the three months ended September 30, 2005.

Our previously announced EBITDA target of approximately U.S.$3.6 billion for the year ending December 31, 2005 remains unchanged. We have, however, increased our estimates for free cash flows for 2005 and improved our net debt to EBITDA ratio target. We now expect to achieve free cash flows of approximately U.S.$1.9 billion for the year ending December 31, 2005 and a net debt to EBITDA ratio of approximately 2.5 times by December 31, 2005.

As used in this section, EBITDA is defined as operating income plus depreciation and operating amortization. Free cash flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months, which includes, for purposes of calculating such ratio, the estimated EBITDA for RMC for the months prior to our consolidation of RMC’s results. All of the above items are presented under Mexican GAAP. EBITDA and free cash flow are presented above because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. EBITDA and free cash flow should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

Operating Targets

In Mexico, we expect domestic cement volumes to remain flat for the third quarter of 2005 compared to the third quarter of 2004, and to decrease approximately 1% for the first nine months of 2005 compared to the same period in 2004. Cement volumes in Mexico during the year have been primarily driven by the residential sector, and to a lesser extent, by government spending on infrastructure, while the self-construction sector remains stable. For the year ending December 31, 2005, we expect cement volumes in Mexico to be flat compared to 2004.

In the United States, we expect cement volumes to increase approximately 2% for the third quarter of 2005 compared to the third quarter of 2004, and to increase approximately 4% for the first nine months of 2005 compared to the same period in 2004. Excluding the effect of the consolidation of RMC and the sale of our assets in the Great Lakes region on March 31, 2005, we expect that cement sales volumes would have increased approximately 6% for both the third quarter of 2005 and the first nine months of 2005 compared to the same periods in 2004. On the same basis, for the year ending December 31, 2005, we expect cement sales volumes in the United States to increase approximately 5% compared to 2004. Cement demand in all sectors in the United States has been strong during the year as the residential sector continues to benefit from a low interest-rate environment and government spending on infrastructure, particularly on streets and highway construction and maintenance, remains strong.

In Spain, we expect cement volumes to remain flat for the third quarter of 2005 compared to the third quarter of 2004, and to increase approximately 5% for the first nine months of 2005 compared to the same period in 2004. Residential construction has been one of the main drivers of cement demand in Spain during the year and government spending on infrastructure has also contributed to the increased levels of cement demand during the year. For the year ending December 31, 2005, we expect cement sales volumes in Spain to increase approximately 3% compared to 2004.

In the United Kingdom, we expect cement volumes to decrease approximately 3% for the third quarter of 2005 compared to RMC’s volumes for the third quarter of 2004, and to decrease approximately 2% for the first nine months of 2005 compared to RMC’s volumes for the same period in 2004. The expected decrease in cement volumes is primarily due to a decline in government spending on infrastructure, decreased demand from the maintenance and repairs sector and a decrease in the residential construction sector growth rate compared to 2004. For the year ending December 31, 2005, we expect cement sales volumes in the United Kingdom to decrease approximately 3% compared to RMC’s volumes in 2004.

BUSINESS

Unless otherwise indicated, references in this prospectus supplement to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

Incorporated in 1920, CEMEX is the third largest cement company in the world, based on installed capacity as of June 30, 2005 of approximately 96.5 million tons, including approximately 17 million tons of installed capacity we acquired in our acquisition of RMC in March 2005. We are the largest ready-mix concrete company in the world with annual sales volumes of 75 million cubic meters, and one of the largest aggregates company in the world with annual sales volume of 170 million tons, in each case based on our annual sales volumes combined with those of RMC for 2004. We are also one of the world’s largest traders of cement and clinker, having traded, when combined with RMC, over 13 million tons of cement and clinker in 2004. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. On September 9, 2005, we had an equity market capitalization of approximately Ps193.5 billion (U.S.$18.1 billion).

We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East and Asia. As of June 30, 2005, we had worldwide assets of approximately Ps282.4 billion (U.S.$26.3 billion).

As of June 30, 2005, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of June 30, 2005, our assets, cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

	As of June 30, 2005
	Assets (in billions of constant Pesos)	Number of Cement Plants	Installed Capacity (millions of tons per annum)
North America
Mexico	Ps 59.5	15	27.2
United States	64.5	12	13.2
Europe
Spain	37.2	8	11.0
United Kingdom	23.7	3	2.7
Rest of Europe	34.4	9	13.4
South America, Central America and the Caribbean	31.9	13	13.2
Africa and the Middle East	8.9	1	4.9
Asia	11.3	4	10.9
Cement and Clinker Trading Assets and Other Operations	74.9	—	—

In the above table, “Rest of Europe” includes our subsidiaries in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Denmark, Portugal, Hungary, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 34.5% interest, as of June 30, 2005, in a Lithuanian cement producer that operated one cement plant with an installed capacity of 2.7 million tons as of June 30, 2005. In the above table, “South America, Central America and the Caribbean”

includes our subsidiaries in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Argentina and other assets in the Caribbean region. In the above table, “Africa and the Middle East” includes our subsidiaries in Egypt, the United Arab Emirates and Israel. In the above table, “Asia” includes our subsidiaries in the Philippines, Thailand, Bangladesh and other assets in the Asian region, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 25.5% interest, as of June 30, 2005, in Gresik, an Indonesian cement producer. As of June 30, 2005, in addition to the four cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 17.3 million tons. In the above table, “Cement and Clinker Trading Assets and Other Operations” includes intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps32.2 billion, which are eliminated in consolidation.

During the last 15 years, we have been engaged in a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

•	On September 27, 2004, in connection with a public offer to purchase RMC’s outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately £432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of £0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC’s outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC’s outstanding shares and completed our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$1.7 billion of RMC’s debt, was approximately U.S.$5.8 billion.

•	In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million. The single cement plant, which had an annual production capacity of 560,000 tons, was sold on March 31, 2005 as part of the U.S. asset sale described below.

•	In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

•	In July 2002, we increased our equity interest in CEMEX Asia Holdings, Ltd., or CAH, a subsidiary originally created to co-invest with institutional investors in Asian cement operations, from 77.4% to 77.7%. At the same time, we entered into agreements with other CAH investors to purchase their CAH shares in exchange for CPOs through quarterly share exchanges in 2003 and 2004. For accounting purposes, these exchanges were considered effective as of July 2002. With these exchanges, we further increased our equity interest in CAH to 92.3%. In August 2004, we acquired an additional 6.83% interest in CAH for approximately U.S.$70 million, thereby increasing our total equity interest in CAH to 99.1%.

•	In July 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in the Philippine cement company Solid Cement Corporation, or Solid, for approximately U.S.$95 million.

•	In May 2001, we acquired, through CAH, a 100% economic interest in Saraburi Cement Company Ltd., a cement company based in Thailand with an installed capacity of approximately 700,000 tons, for a total consideration of approximately U.S.$73 million. In July 2002, Saraburi Cement Company changed its legal name to CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand).

•	In November 2000, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of common stock of Southdown, Inc., or Southdown, a U.S. cement producer. The total cost of the acquisition of Southdown was approximately U.S.$2.8 billion. In March 2001, through a corporate restructuring, we integrated the Southdown operations with our other U.S. operations and Southdown changed its legal name to CEMEX, Inc.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we occasionally divest assets that we believe are less important to our strategic objectives.

On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participações S.A, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants was approximately two million tons per year, and the operations of these plants represented approximately 10% of our U.S. operations’ net sales for the year ended December 31, 2004. The proceeds from this sale were used to reduce debt.

On April 26, 2005, we sold our 11.92% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million. The proceeds from this sale were used to reduce debt.

Our Production Processes

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone, and ready-mix concrete is the mixture of cement with sand, gravel or other aggregates and water.

Aggregates are naturally occurring sand and gravel or crushed stone such as granite, limestone and sandstone. Aggregates are used to produce ready-mixed concrete, roadstone, concrete products, lime, cement and mortar for the construction industry, and are obtained from land based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Cement Production Process

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder, which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement.

There are two primary processes used to manufacture cement, the dry process and the wet process. The dry process is more fuel efficient. As of June 30, 2005, 54 of our 65 operative production plants used the dry process, nine used the wet process and two used both processes. Our production plants that use the wet process are located in Venezuela, Colombia, Nicaragua, the Philippines, the United Kingdom, Germany and Latvia. In the wet process, the raw materials are mixed with water to form slurry which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

Ready-mix concrete is a combination of cement, fine and coarse aggregate and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The concrete hardens due to the chemical reaction of hydration when water is added to the mix, filling voids in the mixture and turning it into a solid mass.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we compete. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in roadbuilding activity, asphalt producers and concrete product producers.

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on and vertically integrate our core businesses of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses. We believe that managing our cement, ready-mix and aggregates operations as an integrated business can make them more efficient and more profitable than if they were run separately. We believe that this strategic focus has enabled us to grow our existing businesses and to expand our operations internationally.

Geographically diversify our operations and allocate capital effectively by expanding into selected new markets

Subject to economic conditions that may affect our ability to complete acquisitions, we intend to continue adding assets to our existing portfolio.

We intend to continue to geographically diversify our cement, ready-mix and aggregates operations and to vertically integrate in new and existing markets by investing in, acquiring and developing complementary operations along the cement value chain.

We believe that it is important to diversify selectively into markets that have long-term growth potential, particularly in emerging market countries, where the shortage of roads and other infrastructure and a low per capita use of cement and other building materials is most likely to result in significant increases in demand for our products.

By selectively participating in these markets, and by purchasing operations that benefit from our management and turnaround expertise and assets that further integrate into our existing portfolio, in most cases, we have been able to increase our cash flow and return on capital employed.

We evaluate potential acquisitions in light of our three primary investment principles:

•	The potential for increasing the acquired entity’s value should be principally driven by factors that we can influence, particularly the application of our management and turnaround expertise;

•	The acquisition should not compromise our financial strength; and

•	The acquisition should offer a higher long-term return on our investment than our cost of capital and should offer a minimum return on capital employed of at least ten percent.

In order to minimize our capital commitments and maximize our return on capital, we will continue to analyze potential capital raising sources available in connection with acquisitions, including sources of local financing and possible joint ventures. We normally consider opportunities for, and routinely engage in preliminary discussions concerning, acquisitions.

Leverage platforms to achieve optimal operating standards and quickly integrate acquisitions

By continuing to produce cement at a low cost, we believe that we will continue to generate cash flows sufficient to support our present and future growth. We strive to reduce our overall cement production related costs and corporate overhead through strict cost management policies and through improving efficiencies. We have implemented several worldwide standard platforms as part of this process. These platforms were designed to develop efficiencies and better practices, and we believe they will further reduce our costs, streamline our processes and extract synergies from our global operations. In addition, we have implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which are expected to assist us in lowering costs.

With each international acquisition, we have refined the implementation of both the technological and managerial processes required to rapidly integrate acquisitions into our existing corporate structure. The implementation of the platforms described above has allowed us to integrate our acquisitions more rapidly and efficiently.

In the case of the RMC acquisition, we expect to achieve significant cost savings in the acquired operations by optimizing the production and distribution of ready-mix concrete and aggregates, reducing costs in the cement manufacturing facilities, partly by implementing CEMEX operating standards at such facilities, reducing raw materials and energy costs by centralizing procurement processes and reducing other operational costs by centralizing technological and managerial processes. We expect to gradually achieve these cost savings between 2005 and 2007.

We plan to continue to eliminate redundancies at all levels, streamline corporate structures and centralize administrative functions to increase our efficiency and lower costs. In addition, in the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality.

Through a worldwide import and export strategy, we will continue to optimize capacity utilization and maximize profitability by directing our products from countries experiencing downturns in their respective economies to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and to take advantage of demand opportunities and price movements worldwide.

Provide the best value proposition to our customers

We believe that by pursuing our objective of integrating our business along the cement value chain we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. In addition, we are strengthening our commercial and corporate brands in an effort to further enhance the value of our products and our services for our customers. Our lower cost combined with our higher quality service has allowed us to make significant inroads in these areas.

We believe our Construrama branding and our other marketing strategies in Mexico have strengthened our distribution network, fostered greater loyalty among distributors and further fortified our commercial network. With Construrama, we have enhanced the operating and service standards of our distributors, providing them with training, a standard image and national publicity. We have recently begun utilizing our Construrama strategy in our Venezuelan operations and may introduce this branding strategy into other markets, depending on market conditions and brand competition. Another strategy we have implemented in Mexico, which we call “Multiproductos,” helps our distributors offer a wider array of construction materials and reinforces the subjective value of our products in their customers.

In Spain, we have implemented several initiatives to increase the value of our services to our clients such as mobile access to account information, 24-hour bulk cement dispatch capability, night delivery of ready-mix cement and a customer loyalty incentive program.

Strengthen our financial structure

We believe our strategy of cost-cutting initiatives, increased value proposition and geographic expansion will translate into growing operating cash flows. Our objective is to strengthen our financial structure by:

•	Optimizing our borrowing costs and debt maturities;

•	Increasing our access to various capital sources; and

•	Maintaining the financial flexibility needed to pursue future growth opportunities.

We intend to continue monitoring our credit risk while maintaining the flexibility to support our business strategy.

Focus on attracting, retaining and developing a diverse, experienced and motivated management team

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. Our senior management encourages managers to continually review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we increase their diversity of experience.

We provide our senior management with ongoing training throughout their careers. In addition, through our stock-based compensation program, our senior management has a stake in our financial success.

The implementation of our business strategy demands effective dynamics within our organization. Our corporate infrastructure is based on internal collaboration and global management platforms. We will continue to strengthen and develop this infrastructure to effectively support our strategy.

Our Corporate Structure

We are a holding company, and we operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of June 30, 2005. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.

CEMEX, SA de CV (Mexico)
CEMEX México, SA de CV (Mexico) (100%)
Empresas Tolteca de México, SA de CV (Mexico) (100%)
Centro Distribuidor de Cemento, SA de CV (Mexico) (100%)
CEMEX España (Spain) (99.7%)
CEMEX UK Limited (United Kingdom) 100%
RMC France SAS (France) 100%
RMC Group Limited (United Kingdom) 100%
Rugby Group Limited (United Kingdom) 100%
Dalmacijacement RMC Group d.d. (Croatia) 99.2%
RMC Polska sp. z.o.o. (Poland) 100%
SIA CEMEX (Latvia) 100%
EMBRA AS(1) (Scandinavia) 100%
Betecna Betaõ Pronto (Portugal) 50%
RMC Industries (Malaysia) Sdn Bkd (Malaysia) 100%
Akmenas Cementas AB (Lithuania) 34.5%
ReadyMix Argentina (Argentina) 100%
RMC Europe Limited (United Kingdom) 100%
Readymix Asland (Spain) 50%
4K Beton A/S (Denmark) 100%
Readymix Kies AG (Austria) 100%
CEMEX Deutschland AG (Germany) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
UAE (4) (United Arab Emirates) 49%
Danubiusbeton Betonkészitö (Hungary) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
Readymix PLC (Ireland) 62%
CEMEX Colombia (Colombia) 99.6%
CEMEX Corp. (United States) 100%
CEMEX Inc. (United States) 100%
RMC USA, Inc. (United States) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX Costa Rica (Costa Rica) 98.7%
CEMEX Nicaragua (Nicaragua) 100%
Puerto Rican Cement Company, Inc. (Puerto Rico) 100%
CEMEX Venezuela (Venezuela) 75.7%
Cementos Nacionales (Dominican Republic) 99.9%
Cemento Bayano (Panama) 99.3%
CEMEX Asia Holdings Limited (Singapore) 99.1%
Solid Cement Corp. (Philippines) 100%(2)(3)
CEMEX (Thailand) Co. Limited (Thailand) 100% (3)
APO Cement Corp (Philippines) 100%(3)
PT Semen Gresik (Persero) TbK (Indonesia) 25.5%

(1) EMBRA is the holding company for operations in Finland, Norway and Sweden.

(2) Formerly Rizal Cement Co., Inc. Includes CEMEX Asia Holdings' 70% economic interest and 30% interest by CEMEX España.

(3) Represents CEMEX Asia Holdings' indirect economic interest.

(4) Includes our 49% interest in four UAE companies, RMC Topmix LLC, RMC Supermix LLC, Gulf Quarries Company and Falcon Cement LLC.

North America

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, for the year ended December 31, 2004, our business in North America, which includes our operations in Mexico and the United States, represented approximately 40% of our net sales. As of June 30, 2005, our business in North America represented approximately 42% of our total installed capacity and approximately 36% of our total assets.

Our Mexican Operations

Overview

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, our Mexican operations represented approximately 17% of our net sales for the year ended December 31, 2004.

As of June 30, 2005, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations.

As of June 30, 2005, CEMEX México owned approximately 100% of the outstanding capital stock of Empresas Tolteca de México. Empresas Tolteca de México is a holding company for some of our operating companies in Mexico. CEMEX México and Empresas Tolteca de México, together with their subsidiaries, account for substantially all the revenues and operating income of our Mexican operations.

Since the early 1970s, we have pursued a Mexican growth strategy designed to strengthen our core operations and to expand our activities beyond our traditional market in northeastern Mexico. This strategy has transformed us from a regional participant into the leading Mexican cement manufacturer. The process was largely completed with our acquisition of Cementos Tolteca, S.A. de C.V. in 1989, which increased our installed capacity for cement production by 6.5 million tons. Since the Cementos Tolteca acquisition, we have added 7.0 million tons of installed capacity in Mexico through acquisitions, expansion, modernization and the construction of new plants. Our largest new construction project in Mexico in the 1990s was the Tepeaca plant, which began operations in 1995 and had an installed capacity as of June 30, 2005 of 3.3 million tons. During the second quarter of 2002, the production operations at our oldest plant (Hidalgo) were halted and remain suspended due to concerns about cost effectiveness. We do not anticipate resuming production operations at this plant in 2005. We do not presently anticipate any significant capacity expansion in our Mexican operations in 2005.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of June 30, 2005, 730 independent concessionaries with close to 2,100 stores were integrated into the Construrama program in more than 720 towns and cities throughout Mexico.

The Mexican Cement Industry

According to Instituto Nacional de Estadística, Geografía e Informática, total construction output in Mexico grew 5.3% in 2004 compared to 2003. The increase in total construction output in 2004 was primarily driven by the commercial and industrial housing and infrastructure segments, while the retail (self-construction) market remained stagnant.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2004 accounted for around 74% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that as much as 50% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our major brands in Mexico, such as “Monterrey,” “Tolteca” and “Anáhuac.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition

In the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 30 years, the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos Chihuahua, a Mexican operator in which we own a 49% interest; and Lafarge.

Potential entrants into the Mexican cement market face various impediments to entry, including:

•	the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the extensive capital investment requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Mexican Operating Network

(1)	In 2002, production operations at the Hidalgo cement plant were halted and remain suspended. We do not anticipate resuming production operations at this plant in 2005.

Currently, we operate 14 plants (not including Hidalgo) and 78 distribution centers (70 land terminals and 8 marine terminals) located throughout Mexico. We operate modern plants on Mexico’s Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

We believe that geographic diversification in Mexico is important because it:

•	decreases the effect of regional cyclicality on total demand for our Mexican operations’ products;

•	places our Mexican operations in physical proximity to customers in each major region of Mexico, allowing more cost-effective distribution; and

•	allows us to optimize production processes by shifting output to facilities that are better suited to service the areas with the highest demand.

Products and Distribution Channels

Cement. Our cement operations represented approximately 60% of our Mexican operations’ net sales in 2004. Our domestic cement sales represented approximately 96% of our total Mexican cement sales in 2004. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2004, our Mexican operations sold approximately 74% of their cement sales volume through more than 6,000 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 4% of our Mexican operations’ total sales by volume for 2004.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 25% of our Mexican operations’ net sales in 2004. Our ready-mix concrete operations in Mexico purchase all of their cement requirements from our Mexican cement operations. Ready-mix concrete is sold through our own internal sales force, which is divided into national accounts that cater to large construction companies and local representatives that support medium- and small-sized construction companies.

Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations represented approximately 2.7% of our Mexican operations’ net sales in 2004. In 2004, approximately 79% of our exports from Mexico were to the United States, 20% to Central America and the Caribbean and 1% to South America.

Our Mexican operations’ cement and clinker exports to the U.S. are marketed through wholly-owned subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis. Imports of cement and clinker into the U.S. from Mexico are subject to anti-dumping duties.

Production Costs

Our Mexican operations’ cement plants primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petróleos Mexicanos, or PEMEX, pursuant to which PEMEX agreed to supply us with a total of 1,750,000 tons of petcoke per year. Under the first contract, which commenced in 2002, 850,000 tons of petcoke are supplied from PEMEX’s refinery in Madero . Under the second contract, which commenced in 2003, 900,000 tons of petcoke are supplied from PEMEX’s refinery in Cadereyta. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our Mexican operations have begun to use alternate fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternate fuels represented almost 2% (based on a yearly average) of the total fuel consumption for our Mexican operations in 2004, and we expect to increase this percentage to around 3% during 2005.

In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. for the financing, construction and operation of “Termoeléctrica del Golfo,” a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations on May 1, 2004. As of June 30, 2005, after 13 months of operation, the power plant has supplied electricity to 10 of our cement plants in Mexico covering 82% of their needs for electricity and has represented an approximate 26% decrease in our cost of electricity.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of First Half Results—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment

As of June 30, 2005, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 27.2 million tons per year. However, production operations at our Hidalgo cement plant have been suspended since 2002, and although we may resume operations in this plant in the future depending on local market conditions, we do not expect to do so during 2005. Our Mexican operations’ most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average remaining life of more than 60 years, assuming 2004 production levels. As of June 30, 2005, all our production plants in Mexico utilized the dry process.

As of June 30, 2005, we had a network of 70 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had 237 ready-mix concrete plants throughout 79 cities in Mexico and 1,784 ready-mix concrete delivery trucks.

Capital Investments

We made capital expenditures of approximately U.S.$94.8 million in 2002, U.S.$109.4 million in 2003 and U.S.$90.3 million in 2004 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$96.4 million in our Mexican operations during 2005.

Our U.S. Operations

Overview

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, our U.S. operations represented approximately 23% of our net sales for the year ended December 31, 2004.

As of June 30, 2005, we held 100% of CEMEX, Inc., our operating subsidiary in the United States.

As of June 30, 2005, our U.S. operations included the operations we acquired from RMC in March 2005. As of June 30, 2005, we had a cement manufacturing capacity of approximately 13.2 million tons per year in our U.S. operations, including nearly 0.7 million tons in proportional interests through minority holdings. As of June 30, 2005, we operated a geographically diverse base of 12 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Tennessee and Texas. As of that date, we also had 49 rail or water served active cement distribution terminals in the United States. As of June 30, 2005, we had 282 ready-mix plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona and California and aggregates facilities in the Carolinas, Arizona, California, Florida, Georgia, Missouri, New Mexico, Nevada and Texas. We believe that by combining the acquired assets of RMC with our installed cement capacity in the United States, we are currently the largest cement and ready-mix supplier in the United States, based on volumes sold in 2004, and an important supplier of aggregates.

In addition, with the acquisition of Mineral Resource Technologies, Inc. in August 2003, we believe that we achieved a competitive position in the growing fly ash market. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas, Georgia and Florida, which we acquired from RMC.

On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participações S.A., or Votorantim, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The distribution terminals sold to Votorantim are located in Green Bay, Manitowoc and Milwaukee, Wisconsin; Chicago, Illinois; Ferrysburg, Michigan; Cleveland and Toledo, Ohio; and Owen Sound, Ontario, Canada. The combined capacity of the two cement plants sold to Votorantim was approximately two million tons per year, and the operations of these plants represented approximately 10% of our U.S. operations’ net sales for the year ended December 31, 2004.

On July 1, 2005, we and Ready Mix USA, a private ready-mix concrete company with operations in the southeastern United States, established a joint venture to serve the construction materials market in the southeast region of the United States. Under the terms of the arrangement, we will contribute two cement plants (Demopolis, Alabama and Clinchfield, Georgia), eleven cement terminals, and our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to the joint venture. Ready Mix USA will contribute all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture will be managed by us, and the ready-mix concrete, aggregate and concrete block assets will be managed by Ready Mix USA. After the third anniversary of the formation of the joint venture, Ready Mix USA will have the option, but not the obligation, to require us to purchase Ready Mix USA’s interest in the joint venture at a purchase price based on the earnings generated by the joint venture’s assets.

On September 1, 2005, we and Ready Mix USA expanded the scope of the joint venture, in connection with which we contributed 27 additional ready-mix plants and four additional concrete block facilities located in the Atlanta, Georgia metropolitan area. Ready Mix USA will manage these newly contributed assets along with the other ready-mix concrete, aggregate and concrete block assets of the joint venture. As consideration for the contribution of these additional assets, we received from the joint venture approximately U.S.$91.6 million plus additional cash in respect of the working capital related to the additional assets. We intend to use the proceeds from this additional contribution of assets to reduce net debt.

As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area by September 1, 2005. To comply with this divestiture obligation, on May 23, 2005, we entered into an agreement to sell RMC’s operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million. The sale of the RMC Tucson assets to California Portland Cement Company was subject to the approval of the FTC, which was received on August 19, 2005, and the transaction was completed on August 29, 2005. We do not believe the divestiture of these assets will have a material effect on our U.S. operations.

The Cement Industry in the United States

According to the Portland Cement Association, total construction output in the U.S. grew 6.8% in 2004 compared to 2003. The increase in total construction output in 2004 was primarily driven by strong demand from the residential sector, increased demand from the public sector and a recovery in industrial and commercial construction.

Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial and commercial sector and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges.

Since the early 1990s, cement demand has become less vulnerable to recessionary pressures than in previous cycles, due to the growing importance of the generally counter-cyclical public sector. In 2004, according to our estimates, public sector spending accounted for approximately 52% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, domestic capacity utilization has been close to 90% in the last three years.

Competition

As a result of the lack of product differentiation and the commodity nature of cement, the cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented, and few producers other than vertically integrated producers have annual sales in excess of U.S.$6 million or have a fleet of more than 20 mixers. Given that the concrete industry has historically consumed approximately 70% of all cement produced annually in the U.S., many cement companies choose to be vertically integrated.

Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the 2004 U.S. Geological Survey, approximately 4,000 companies operated approximately 6,500 quarries and pits.

Our United States Cement Operating Network

The map above reflects our cement plants and cement terminals as of June 30, 2005 and does not give effect to the contribution of assets to the joint venture with Ready Mix USA or the sale of assets in the Tucson, Arizona area.

Products and Distribution Channels

Cement. Our cement operations represented approximately 62% of our U.S. operations’ net sales in 2004. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant. As discussed above, cement demand in the United States has become less dependent upon the more cyclical residential and commercial sectors since the mid 1980s as the public sector has grown significantly.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of our U.S. operations’ net sales in 2004. Our acquisition of RMC increases the percentage of our net sales represented by ready-mix concrete. Our ready-mix concrete operations in the U.S. purchase most of their cement requirements from our U.S. cement operations. Our ready-mix products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 6% of our U.S. operations’ net sales in 2004. At 2004 production levels, it is anticipated that over 77% of our construction aggregates reserves in the U.S. will last for 10 years or more. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs

The largest cost components of our plants are electricity and fuel, which accounted for approximately 36% of our U.S. operations’ total production costs in 2004. We are currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2004, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2004 represented approximately 18% of our U.S. operations’ cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of our U.S. operations’ electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment

As of June 30, 2005, we operated 12 cement manufacturing plants in the U.S., with a total installed capacity of 13.2 million tons per year, including nearly 0.7 million tons in proportional interests through minority holdings. As of that date, we operated a distribution network of 49 cement terminals, eight of which are deep-water terminals. All our cement production facilities are wholly-owned except for the Balcones, Texas plant, which is leased, the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest, and the Demopolis, Alabama and Clinchfield, Georgia plants, which are owned by CEMEX Southeast, LLC, a joint venture in which we own a 50.01% interest and Ready Mix USA owns a 49.99% interest.

As of June 30, 2005, we had 282 ready-mix concrete plants and 49 aggregates quarries in the U.S. All our ready-mix concrete plants and aggregates facilities are wholly-owned except for the ready-mix concrete and aggregates assets in the Florida panhandle and southern Georgia, which are owned by Ready Mix USA, LLC, a joint venture in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest.

As of June 30, 2005, we distributed fly ash through 20 terminals and 12 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 70 concrete block, paver, pipe and precast facilities.

Capital Investments

We made capital expenditures of approximately U.S.$95.9 million in 2002, U.S.$96.6 million in 2003 and U.S.$111.1 million in 2004 in our U.S. operations. We currently expect to make capital expenditures of approximately U.S.$169 million in our U.S. operations during 2005, including those related to the operations we acquired from RMC.

Europe

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, for the year ended December 31, 2004, our business in Europe, which includes our operations in Spain, the United Kingdom and our Rest of Europe segment, as described below, represented approximately 42% of our net sales. As of June 30, 2005, our business in Europe represented approximately 28% of our total installed capacity and approximately 28% of our total assets.

Our Spanish Operations

Overview

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, our Spanish operations represented approximately 9% of our net sales for the year ended December 31, 2004.

As of June 30, 2005, we held 99.7% of CEMEX España, S.A., or CEMEX España, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX España itself and Cementos Especiales de las Islas, S.A., a joint venture 50% owned by CEMEX España. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX España, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX España. CEMEX España is also a holding company for most of our international operations.

As of June 30, 2005, our Spanish operations included the operations we acquired from RMC in March 2005, which consist of ready-mix concrete and aggregates operations in Spain through a joint-venture with Lafarge-Asland, a Spanish cement producer, in which we now own 50% and Lafarge-Asland owns 50%. This joint venture operates a network of 121 ready-mix concrete plants and 12 operating aggregates quarries, which are predominantly located around Madrid, Barcelona, Valencia and Alicante.

The Spanish Cement Industry

In 2004, the construction sector of the Spanish economy grew 4.4%, primarily as a result of the growth of construction in the residential sector of the Spanish economy. Cement consumption in Spain increased 4.7% in 2002, 4.8% in 2003 and 3.9% in 2004.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. Cement imports increased 5.5% in 2002, decreased 19.7% in 2003 and decreased 14.6% in 2004. Clinker imports have been significant, with increases of 18.2% in 2002, 26.4% in 2003 and 6.3% in 2004. In any case, imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets. Nonetheless, sales from imports have been increasing in the center of Spain.

In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Nevertheless, exports of producers in Spain have been reduced in recent years to 1.5 million tons in 2004 to meet strong domestic demand. Our Spanish operations’ cement and clinker export volumes increased 4% in 2002, decreased 20% in 2003 and decreased 23% in 2004.

Competition

According to the Asociación de Fabricantes de Cemento de España, or OFICEMEN, the Spanish cement trade organization, as of December 31, 2004, approximately 60% of installed capacity for production of cement in Spain was owned by five multinational groups, including CEMEX.

Competition in the ready-mix concrete industry is particularly intense in large urban areas. Our subsidiary Hormicemex has achieved a sizable market presence in areas such as Baleares, Canarias, Levante and Aragon. In other areas, such as the central and Cataluña regions, our market share is smaller due to greater competition in the relatively larger urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry has in the past led to weak pricing. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

OFICEMEN reported that, based on 2004 sales, CEMEX España had a market share of 21.8% in gray and white cement, making us the leader in the Spanish cement industry. We believe that we maintain this leading market position because of our customer service and our geographic diversification, which includes extensive distribution channels that enable us to cope with downturns in demand more effectively than many of our competitors because we are able to shift our production to serve areas with the strongest demand and prices.

Our Spanish Operating Network

Products and Distribution Channels

Cement. Our cement operations represented approximately 64% of our Spanish operations’ net sales in 2004. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2004, approximately 20% of CEMEX España’s domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX España’s domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 29% of our Spanish operations’ net sales in 2004. Our ready-mix concrete operations in Spain in 2004 purchased 99% of their cement requirements from our Spanish cement operations. Ready-mix concrete sales for public works and housing represented 78% of our total ready-mix concrete sales and sales for non-residential buildings represented 22% of our total ready-mix concrete sales in 2004.

Aggregates. Our aggregates operations represented approximately 2% of our Spanish operations’ net sales in 2004.

Exports. Our Spanish operations export a portion of their cement production. Exports of cement by our Spanish operations represented approximately 4% of our Spanish operations’ net sales in 2004. In general, despite increases in domestic demand in recent years, we have been able to export excess capacity through collaboration between CEMEX España and our trading network. Export prices, however, are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2004, 91.4% consisted of white cement and 8.6% consisted of gray cement. In 2004, 71% of our exports from Spain were to the United States, 13% to Europe and 16% to Africa.

Production Costs

We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. Additionally, the increased capacity in 2002 of the San Vicente plant (approximately 400,000 tons) has allowed us to reduce the clinker transportation costs between plants and the need for imported clinker. In 2004, we burned meal flour, organic waste and tires as fuel, achieving in 2004 a 2.1% substitution rate for petcoke. During 2005, we expect to increase the quantity of those alternative fuels and initiated the burning of rice husks and plastics.

Description of Properties, Plants and Equipment

As of June 30, 2005, our Spanish operations operated eight plants located in Spain, with a cement equivalent capacity of 11.0 million tons, including 860,000 tons of white cement. As of that date, we also owned two cement mills, one of which is operated through a joint venture 50%-owned by CEMEX España, 31 distribution centers, including 11 land and 19 marine terminals, and 10 mortar plants.

As June 30, 2005, we had 197 ready-mix concrete plants and 27 aggregate facilities, including the 121 ready-mix concrete plants and 12 aggregates quarries we acquired from RMC, which are operated through a joint-venture with Lafarge-Asland in which we now own 50%.

As of June 30, 2005, we owned eight limestone quarries located in close proximity to our cement plants, which have useful lives ranging from 10 to 30 years, assuming 2004 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2004 production levels.

Capital Investments

We made capital expenditures of approximately U.S.$61.1 million in 2002, U.S.$53.9 million in 2003 and U.S.$54.5 million in 2004 in our Spanish operations. We currently expect to make capital expenditures of approximately U.S.$76.2 million in our Spanish operations during 2005, including those related to the operations we acquired from RMC.

Our U.K. Operations

Overview

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, our U.K. operations represented approximately 13% of our net sales for the year ended December 31, 2004.

As of June 30, 2005, we held 100% of RMC Group Limited, our operating subsidiary in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete and aggregates operations. We are also an important asphalt producer in the United Kingdom, with a significant share of the roof tile and concrete block segments.

The U.K. Cement Industry

According to Euroconstruct, a leading network for construction, finance and business forecasting in Europe with member institutes in 19 European countries, total construction output in the United Kingdom grew 3.3% in 2004. The increase in total construction output in 2004 was primarily driven by an increase of 7.2% in the residential construction sector. According to Cembureau, the representative organization of the cement industry in Europe, cement consumption in the United Kingdom for 2004 remained flat at 11.0 million tons.

Competition

Our primary competitors in the United Kingdom are Lafarge, Castle, Hanson, Tarmac and Aggregate Industries, each with varying regional and product strengths. The high-volume southeastern market is well-served by our raw-material sources and manufacturing plants.

Our U.K. Operating Network

Description of Properties, Plants and Equipment

As of June 30, 2005, we operated three cement plants in the United Kingdom, with an installed cement capacity of 2.7 million tons per year. As of that date, we also owned a grinding mill and six marine import terminals and operated 323 ready-mix concrete plants and 134 aggregate quarries in the United Kingdom. In addition, we have operating units dedicated to the asphalt, concrete block, tile and paving businesses in the United Kingdom.

Our Rest of Europe Operations

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, our operations in the Rest of Europe, which consists of our operations in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Denmark, Portugal, Hungary and Latvia, as well as our minority interest in Lithuania and our other European assets, represented approximately 20% of our net sales for the year ended December 31, 2004.

Our German Operations

Overview

As of June 30, 2005, we held 100% of CEMEX Deutschland AG, our operating subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates operations. We maintain a nationwide network for ready-mix concrete and aggregates in Germany.

The German Cement Industry

According to Euroconstruct, total construction in Germany declined 2.7% in 2004. The decrease was primarily driven by a decrease of 5.2% in the non-residential construction sector, which includes infrastructure as well as commercial and industrial construction. According to Cembureau, total cement consumption in Germany declined to 27.5 million tons in 2004, a decrease of 4.3%.

Competition

Our primary competitors in the German cement market are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. The ready-mix concrete and aggregates markets in Germany are more fragmented, with more participation of local competitors.

Our German Operating Network

Description of Properties, Plants and Equipment

As of June 30, 2005, we operated three cement plants in Germany, with an installed cement capacity of 6.4 million tons per year. As of that date, we also operated three cement grinding mills, 182 ready-mix concrete plants, 44 aggregate quarries and two land terminals in Germany.

Our French Operations

Overview

As of June 30, 2005, we held 100% of RMC France SAS, our operating subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France; we transport a significant quantity of materials by waterway.

The French Cement Industry

According to Euroconstruct, total construction output in France grew by 3.4% in 2004. The increase was primarily driven by an increase of 4.6% in the residential construction sector. According to Cembureau, total cement consumption in France reached 19.6 million tons in 2004, an increase of 6.3%.

Competition

Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas and Eurovia.

Many of our major competitors benefit from manufacturing their own supply of cement within France, while we must rely on third party cement producers.

Description of Properties, Plants and Equipment

As of June 30, 2005, we operated 223 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, and 48 aggregates quarries.

Our Irish Operations

As of June 30, 2005, we held 62% of Readymix Plc, our operating subsidiary in Ireland. Our operations in Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, aggregates, mortar and concrete products. We are also involved in the production and distribution of pre-cast, pre-stressed and architectural pre-cast products for distribution throughout Ireland, and we are involved in waste management in Northern Ireland. As of June 30, 2005, we operated 44 ready-mix concrete plants and 23 aggregate quarries in Ireland. As of that date, we also operated three maritime cement terminals for cement importation and distribution for Northern Ireland and the Isle of Man.

According to Euroconstruct, total construction output in Ireland grew by 6.9% in 2004. The increase was primarily driven by an increase of 12.1% in the residential construction sector. According to Cembureau, total cement consumption in Ireland reached 5.2 million tons in 2004, an increase of 5.2%.

Our main competitors in the ready-mix concrete and aggregates markets in Ireland are CRH and Kilsaran. Our main competitors in Irish cement market include CRH, Quinn, Lagan and Lafarge.

Our Austrian Operations

As of June 30, 2005, we held 100% of Readymix Kies AG, our operating subsidiary in Austria. We are a leading participant in the concrete, aggregates and pre-cast concrete markets in Austria and also produce ready-mix concrete and admixtures. As of June 30, 2005, we operated 38 ready-mix concrete plants and 26 aggregate quarries in Austria.

According to Euroconstruct, total construction output in Austria grew by 1.1% in 2004. The increase was primarily driven by an increase of 3.1% in civil engineering construction in 2004. According to Cembureau, total cement consumption in Austria reached 3.8 million tons in 2004, an increase of 1.8%.

Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Wopfinger, Lafarge and Lasselsberger.

Our Polish Operations

As of June 30, 2005, we held 100% of RMC Polska sp. z.o.o., our operating subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. As of June 30, 2005, we operated two cement plants in Poland, with a total installed cement capacity of 3.1 million tons per year. As of that date, we also operated two grinding mills, 28 ready-mix concrete plants and three aggregates quarries in Poland.

According to Euroconstruct, total construction output in Poland grew by 4.5 % in 2004. The increase was primarily driven by an increase of 15% in the civil engineering sector. According to Cembureau, total cement consumption in Poland reached 12.1 million tons in 2004, an increase of 10.8%.

Our primary competitors in the Polish cement, ready-mix concrete and aggregates markets are Heidelberg, Lafarge, CRH and Dyckerhoff.

Our Croatian Operations

As of June 30, 2005, we held 99.2% of Dalmacijacement RMC Group D.D., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of June 30, 2005, according to our estimates. As of June 30, 2005, we operated three cement plants in Croatia, with an installed capacity of 2.6 million tons per year. As of that date, we also operated six cement terminals, two ready-mix facilities and an aggregates quarry in Croatia.

According to Cembureau, total cement consumption in Croatia reached 3.8 million tons in 2004, an increase of 0.7%.

Our primary competitors in the Croatian cement market are Nexe and Holcim.

Our Czech Republic Operations

As of June 30, 2005, we held 100% of CEMEX Czech Republic, s.r.o,, our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of June 30, 2005, we operated 46 ready-mix concrete plants and seven aggregates quarries in the Czech Republic. As of that date, we also operated two cement grinding mills and one cement terminal in the Czech Republic.

According to Euroconstruct, total construction output in the Czech Republic grew by 9.7% in 2004. The increase was primarily driven by growth in the residential construction sector of around 11.8% in 2004. According to Cembureau, total cement consumption in the Czech Republic reached 3.9 million tons in 2004, an increase of 10.7%.

Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim and Lafarge.

Our Denmark Operations

As of June 30, 2005, we held 100% of 4K Beton A/S, our operating subsidiary in Denmark. As of June 30, 2005, we operated 18 ready-mix concrete plants in Denmark.

According to Euroconstruct, total construction output in Denmark grew by 3.9% in 2004. The increase was primarily driven by an increase of 8.6% in the residential construction sector. According to Cembureau, total cement consumption in Denmark reached 1.6 million tons in 2004, an increase of 4.6%. Our main competitors in the ready-mix concrete market in Denmark are Unicon and DK Beton.

Our Portuguese Operations

As of June 30, 2005, we held 50% of Betecna Betão Pronto S.A., our operating subsidiary in Portugal. As of June 30, 2005, we operated 31 ready-mix concrete plants and 5 aggregate quarries in Portugal. Our main competitors in the ready-mix concrete and aggregates markets in Portugal are Cimpor and Secil.

Our Hungarian Operations

As of June 30, 2005, we held 100% of Danubiousbeton Betonkészító, our operating subsidiary in Hungary. As of June 30, 2005, we operated 26 ready-mix concrete plants and six aggregate quarries in Hungary.

Our Latvian Operations

As of June 30, 2005, we held 100% of SIA CEMEX, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix producer and supplier in Latvia. As of June 30, 2005, we operated one cement plant in Latvia with an installed cement capacity of 0.4 million tons per year. As of that date, we also operated three ready-mix concrete plants in Latvia. Our Latvian operations also produce other concrete products and limestone flour.

Our Lithuanian Equity Investment

As of June 30, 2005, we owned a 34.5% interest in Akmenes Cementas AB, a Lithuanian cement producer, which operates one cement plant in Lithuania with an installed cement capacity of 2.7 million tons per year.

Our Other European Operations

As of June 30, 2005, we operated 11 marine cement terminals in Finland, Norway and Sweden through Embra AS, a leading bulk-cement importer in the Nordic region.

South America, Central America and the Caribbean

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, for the year ended December 31, 2004, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Argentina, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and Jamaica, as well as other assets in the Caribbean, represented approximately 8% of our net sales. As of June 30, 2005, our business in South America, Central America and the Caribbean represented approximately 14% of our total installed capacity and approximately 9% of our total assets.

Our Venezuelan Operations

Overview

As of June 30, 2005, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, our operating subsidiary in Venezuela, which is listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in the Dominican Republic, Panama and Trinidad. As of December 31, 2004, CEMEX Venezuela was the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons.

In March 2004, we launched the Construrama program in Venezuela. As described above, Construrama is a registered brand name for construction material stores which we have utilized as a marketing strategy in our Mexican operations since 2001. Through the Construrama program, we offer to an exclusive group of our Venezuelan distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of June 30, 2005, 113 independent concessionaries with 79 stores were integrated into the Construrama program in Venezuela. By the end of 2005, we expect to have approximately 180 stores under the Construrama program in Venezuela.

The Venezuelan Cement Industry

According to the Venezuelan Cement Producer Association, cement consumption in Venezuela grew 31.3% in 2004, as the Venezuelan economy began to recover from Venezuela’s political and economic turmoil during 2003. A nation-wide general strike that began in December 2002 caused a significant reduction in oil production and had a material adverse effect on Venezuela’s oil-dependent economy in 2003. In 2004, average inflation in Venezuela reached 19.2%, the Venezuelan Bolivar depreciated 20% against the Dollar and gross domestic product increased 17.3%. In February 2003, Venezuelan authorities imposed foreign exchange controls and implemented price controls on many products, including cement.

Competition

As of December 31, 2004, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 10.1 million tons, according to our estimates. We estimate that CEMEX Venezuela’s installed capacity in 2004 represented approximately 46% of that total, almost twice that of its next largest competitor. Our global competitors, Holcim and Lafarge, own controlling interests in Venezuela’s second and third largest cement producers, respectively.

In 2004, the ready-mix concrete market accounted for only about 11% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela’s construction companies, which typically prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

Other than CEMEX Venezuela, the ready-mix concrete market in Venezuela is concentrated in two companies, Premezclado Caribe, which is owned by Holcim, and Premex, which is owned by Lafarge. The rest of the ready-mix concrete sector in Venezuela is highly fragmented.

As of December 31, 2004, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was the leading domestic supplier of ready-mix concrete in 2004 with 30 ready-mix production plants throughout Venezuela.

Our Venezuelan Operating Network

As shown below, CEMEX Venezuela’s three cement plants and one grinding facility are located near the major population centers and the coast of Venezuela.

Distribution Channels

Transport by land is handled partially by CEMEX Venezuela. During 2004, approximately 33% of CEMEX Venezuela’s total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers. CEMEX Venezuela’s cement is transported either in bulk or in bags.

Exports

During 2004, exports from Venezuela represented approximately 30% of CEMEX Venezuela’s net sales. CEMEX Venezuela’s main export markets historically have been the Caribbean and the east coast of the United States. In 2004, 75% of our exports from Venezuela were to the United States, and 25% were to the Caribbean.

Description of Properties, Plants and Equipment

As of June 30, 2005, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed cement capacity of approximately 4.6 million tons. As of that date, CEMEX Venezuela also operated the Guayana grinding facility with a cement capacity of 375,000 tons. All the plants are strategically located to serve both domestic areas with the highest levels of cement consumption and export markets. As of June 30, 2005, CEMEX Venezuela owned 30 ready-mix concrete production facilities, one mortar plant and 12 distribution centers. As of that date, CEMEX Venezuela also owned four limestone quarries with reserves sufficient for over 100 years at 2004 production levels.

The Lara and Mara plants and one production line at the Pertigalete plant use the wet process; the other production line at the Pertigalete plant uses the dry process. All the plants use natural gas as fuel. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

As of June 30, 2005, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region.

Capital Investments

We made capital expenditures of approximately U.S.$13.6 million in 2002, U.S.$10.8 million in 2003 and U.S.$13.6 million in 2004 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$17.8 million in our Venezuelan operations during 2005.

Our Colombian Operations

Overview

As of June 30, 2005, we owned approximately 99.6% of CEMEX Colombia, S.A., or CEMEX Colombia, our operating subsidiary in Colombia. As of December 31, 2004, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.8 million tons, according to the Colombian Institute of Cement Producers.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2004, these three metropolitan areas accounted for approximately 50% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located between Bogotá, Cali and Medellín, is Colombia’s largest and had an installed capacity of 2.5 million tons as of June 30, 2005. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregate deposits in the Bogotá area.

The Colombian Cement Industry

According to the Colombian Institute of Cement Producers, the installed capacity in Colombia for 2004 was 15.5 million tons. According to such organization, total cement consumption in Colombia reached 5.7 millions tons during 2004, an increase of 5.6%, while cement exports from Colombia remained at 1.9 million tons, the same level as 2003. Close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 25% of total cement consumption and has been growing since the 1999 crisis. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition

The Sindicato Antioqueño, or Argos, owns or has interests in eight of Colombia’s eighteen cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Sincelejo. The other principal cement producer is Cementos Boyacá, an affiliate of Holcim.

Our Colombian Operating Network

Distribution Channels

The majority of CEMEX Colombia’s cement is distributed through independent distributors.

CEMEX Colombia’s principal concrete product is ready-mix concrete, produced to client specifications and delivered directly to job sites. CEMEX Colombia also produces other specialized cement-based building materials.

CEMEX Colombia operates its ready-mix concrete business through 22 ready-mix plants. CEMEX Colombia also uses 11 portable ready-mix plants, which allow concrete to be mixed at major building sites, reducing transportation costs and eliminating the need to acquire additional permanent ready-mix concrete sites.

Description of Properties, Plants and Equipment

As of June 30, 2005, CEMEX Colombia owned five cement plants, one clinker facility and one grinding mill, having a total installed capacity of 4.8 million tons per year. Two of these plants and the clinker facility utilize the wet process and three plants utilize the dry process. CEMEX Colombia also has an internal electricity generating capacity of 24.7 megawatts through a leased facility. As of June 30, 2005, CEMEX Colombia owned two land distribution centers, one mortar plant, 22 ready-mix concrete plants, one concrete products plant, eight aggregate mines and six aggregates operations. As of that date, CEMEX Colombia also owned eight limestone quarries with minimum reserves sufficient for over 60 years at 2004 production levels.

Capital Investments

We made capital expenditures of approximately U.S.$5.2 million in 2002, U.S.$6.0 million in 2003 and U.S.$9.3 million in 2004 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$7.0 million in our Colombian operations during 2005.

Our Costa Rican Operations

As of June 30, 2005, we owned a 98.7% interest in CEMEX (Costa Rica), S.A., or CEMEX (Costa Rica), our operating subsidiary in Costa Rica and a leading cement producer in the country. As of June 30, 2005, CEMEX (Costa Rica) operated one cement plant in Costa Rica, with an installed capacity of 850,000 tons. As of that date, CEMEX (Costa Rica) also operated one grinding mill in northwest Costa Rica, with a grinding capacity of 657,000 tons, and a second grinding mill in the capital San José, with a grinding capacity of 163,000 tons.

During 2004, exports of cement by our Costa Rican operations represented approximately 31% of our total cement production in Costa Rica. In 2004, 45% of our exports from Costa Rica were to Nicaragua, 28% to El Salvador and 27% to Guatemala.

Approximately 1.1 million tons of cement were sold in Costa Rica during 2004, according to Cámara de la Construcción de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

The Costa Rican cement industry includes two producers, CEMEX (Costa Rica) and Industria Nacional de Cemento, an affiliate of Holcim. We estimate that the two companies control roughly equal proportions of the market.

We made capital expenditures of approximately U.S.$5.2 million in 2002, U.S.$7.1 million in 2003 and U.S.$3.1 million in 2004 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$5.0 million in our Costa Rican operations during 2005.

Our Dominican Republic Operations

As of June 30, 2005, we held, through CEMEX Venezuela, 99.9% of Cementos Nacionales, S.A., or Cementos Nacionales, our operating subsidiary in the Dominican Republic and a leading cement producer in the country. Cementos Nacionales’ sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Azúa and Bavaro. Cementos Nacionales also has a 25 year lease arrangement with the Dominican Republic government related to the mining of gypsum, which enables Cementos Nacionales to supply all local and regional gypsum requirements.

In June 2003, Cementos Nacionales announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which is designed to increase our total clinker production capacity in the Dominican Republic to 2.2 million tons per year, is expected to begin operations by the end of 2005. As of June 30, 2005, we have invested approximately U.S.$ 87.7 million in this project, and we expect to invest the remaining U.S.$42.3 million during the second half of 2005.

In 2004, Dominican Republic cement consumption reached 2.9 million tons, and some cement imports were necessary to fulfill domestic demand. Cementos Nacionales serves the cement market throughout the Dominican Republic. Its principal competitors are Cementos Cibao, a local competitor, Cemento Colón, an affiliate of Holcim, Cementos Andinos, a Colombian cement producer and Domicen, an Italian cement producer that has announced it will start a production facility during the second half of 2005.

As of June 30, 2005, Cementos Nacionales operated one cement plant in the Dominican Republic, with an installed capacity of 662,000 tons per year of clinker, and three grinding mills with an installed grinding capacity of 2.4 million tons per year. As of that date, Cementos Nacionales also operated seven ready-mix concrete plants, seven distribution centers located throughout the country and two marine terminals. During 2004, our Dominican Republic clinker production facilities operated at full capacity and our grinding mills operated at 75% capacity.

We made capital expenditures of approximately U.S.$9.0 million in 2002, U.S.$13.4 million in 2003 and U.S.$56.3 million in 2004 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$87.8 million in our Dominican Republic operations during 2005.

Our Panamanian Operations

As of June 30, 2005, we held, through CEMEX Venezuela, a 99.3% interest in Cemento Bayano, S.A., or Cemento Bayano, our operating subsidiary in Panama and a leading cement producer in the country. As of June 30, 2005, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 402,000 tons per year. As of that date, Cemento Bayano also owned and operated 11 ready-mix concrete plants located in Panama City, Colón, Aguadulce, Arraijan and in Chiriqui. In December 2003, Cemento Bayano acquired a new quarry to supply aggregates for its ready-mix operations for approximately U.S.$4 million.

Approximately one million cubic meters of ready-mix concrete were sold in Panama during 2004, according to the General Comptroller of the Republic of Panama (Contraloría General de la República de Panamá). Panamanian cement consumption increased 17% in 2004, according to our estimates. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panamá, an affiliate of Holcim and Cementos del Caribe.

We made capital expenditures of approximately U.S.$3.9 million in 2002, U.S.$7.6 million in 2003 and U.S.$6.3 million in 2004 in our Panamanian operations. We currently expect to make capital expenditures of approximately U.S.$8.5 million in our Panamanian operations during 2005.

Our Nicaraguan Operations

As of June 30, 2005, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 473,000 tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

According to our estimates, Nicaraguan cement production during 2004 grew 16.9%. The increase was a result of increased public sector investment and increased private investment attributable to an improvement in the perceived business climate.

According to our estimates, approximately 600,000 tons of cement were sold in Nicaragua during 2004. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim.

We made capital expenditures of approximately U.S.$3.9 million in 2002, U.S.$4.6 million in 2003 and U.S.$2.8 million in 2004 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$8.2 million in our Nicaraguan operations during 2005.

Our Puerto Rican Operations

As of June 30, 2005, we owned 100% of Puerto Rican Cement Company, Inc., or PRCC, our operating subsidiary in Puerto Rico. As of June 30, 2005, PRCC operated one cement plant, with an installed cement capacity of approximately 1.1 million tons per year. As of that date, PRCC also owned and operated 10 ready-mix concrete plants, mainly serving the sector of the Puerto Rican market located on the eastern part of the island.

In 2004, Puerto Rican cement consumption reached 1.8 million tons. The Puerto Rican cement industry in 2004 was comprised of two cement producers, PRCC, and San Juan Cement Co., an affiliate of Italcementi.

We made capital expenditures of approximately U.S.$14.8 million in 2002, U.S.$26.0 million in 2003 and U.S.$8.3 million in 2004 in our Puerto Rican operations. We currently expect to make capital investments of approximately U.S.$12.8 million in our Puerto Rican operations during 2005.

Our Argentine Operations

As of June 30, 2005, we held 100% of Readymix Argentina S.A., our operating subsidiary in Argentina. As of June 30, 2005, we operated three ready-mix concrete plants in Argentina.

Our Other Caribbean Operations

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of June 30, 2005, we operated a network of seven marine terminals in the Caribbean region, which facilitates exports from our operations in several countries, including Mexico, Venezuela, Costa Rica, Puerto Rico, Spain, Colombia and Panama. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, one is in Bermuda and one is in the Cayman Islands. As of June 30, 2005, we had minority positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a minority position in Caribbean Cement Company Limited in Jamaica.

Africa and the Middle East

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, for the year ended December 31, 2004, our business in Africa and the Middle East, which includes our operations in Egypt, the United Arab Emirates and Israel, represented approximately 3% of our net sales. As of June 30, 2005, our business in Africa and the Middle East represented approximately 5% of our total installed capacity and approximately 3% of our total assets.

Our Egyptian Operations

As of June 30, 2005, we had a 95.8% interest in Assiut Cement Company, or Assiut, our operating subsidiary in Egypt. As of June 30, 2005, we operated one cement plant in Egypt, with an installed capacity of approximately 4.9 million tons. This plant is located approximately 200 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market.

The Egyptian market consumed approximately 23.6 million tons of cement during 2004. Cement consumption decreased by 8.4% in 2004, despite the beginning of an economic recovery in Egypt.

As of December 31, 2004, the Egyptian cement industry had a total of ten cement producers, with an aggregate annual installed cement capacity of approximately 39 million tons. According to the Egyptian Cement Council, during 2004, Holcim (Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement) and CEMEX (Assiut), the three largest cement producers in the world, constituted approximately 40% of the total cement sales in Egypt. Other significant competitors in the Egyptian market are Suez and Tourah Cement Companies (Italcementi), and Helwan Portland Cement Company, Ameriyah (Cimpor), National, Sinai, Misr Beni Suef and Misr Quena Cement Companies.

We made capital expenditures of approximately U.S.$27.2 million in 2002, U.S.$14.1 million in 2003 and U.S.$8.5 million in 2004 in our Egyptian operations. We currently expect to make capital expenditures of approximately U.S.$11.5 million in our Egyptian operations during 2005.

Our United Arab Emirates (UAE) Operations

As of June 30, 2005, we held a 49% interest in two ready-mix holding companies, RMC Topmix LLC and RMC Supermix LLC, a 49% interest in Gulf Quarries Company, an aggregates company, and a 49% interest in Falcon Cement LLC, which specializes in trading. We are not allowed to have a majority interest in these companies since UAE law requires 51% ownership by UAE nationals. As of June 30, 2005, we operated 16 ready-mix concrete plants in the UAE, serving the markets of Dubai, Abu Dhabi, Ras Al Khaimah and Sharjah. As of that date, we also operated an aggregates quarry in the UAE.

Our Israeli Operations

As of June 30, 2005, we held 100% of CEMEX Holdings (Israel) Ltd., our operating subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete products, we produce a diverse range of building materials and infrastructure products in Israel. As of June 30, 2005, we operated 62 ready-mix concrete plants and 13 aggregates quarries in Israel.

Asia

On a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2004, for the year ended December 31, 2004, our business in Asia, which includes our operations in the Philippines, Thailand and Malaysia, as well as our minority interest in Indonesia and other assets in Asia, represented approximately 1% of our net sales. As of June 30, 2005, our business in Asia represented approximately 11% of our total installed capacity and approximately 3% of our total assets.

Our Philippine Operations

As of June 30, 2005, we held through CAH, 99.1% of the economic benefits of our two operating subsidiaries in the Philippines, Solid, and APO Cement Corporation, or APO.

During 2004, cement consumption in the Philippine market, which is primarily retail, totaled 12.4 million tons. Although the Philippines has largely recovered from the 1997 Asian economic recession, industry demand for cement decreased by 2.1% in 2004.

As of December 31, 2004, the Philippine cement industry had a total of 20 cement plants and three cement grinding mills. Annual installed capacity is 26.8 million tons, according to the Cement Manufacturers’ Association of the Philippines. Major global cement producers own approximately 88% of this capacity. Our major competitors in the Philippine cement market are Holcim, which has interests in seven local cement plants, and Lafarge, which has interests in eight local cement plants.

Our Philippine operations include three plants with a total capacity of 5.8 million tons per year and two marine distribution terminals. Our cement plants include two Solid plants, with five wet process production lines and one dry process production line and an installed capacity of 2.8 million tons, serving the Manila metropolitan region; and the APO plant, with two dry process production lines and a jetty terminal for local and export markets with installed capacity of 3.0 million tons, serving the Visayas, North Mindanao and South of Luzon regions.

We made capital expenditures of approximately U.S.$12.1 million in 2002, U.S.$1.7 million in 2003 and U.S.$2.4 million in 2004 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$6.9 million in our Philippine operations during 2005.

Our Indonesian Equity Investment

As of June 30, 2005, our proportionate economic interest through CAH in Gresik, Indonesia’s largest cement producer, was approximately 25.5%. The Republic of Indonesia has a 51% interest in Gresik. Currently, we hold two seats on both the board of directors and the board of commissioners of Gresik, as well as the right to approve Gresik’s business plan jointly with the Indonesian government.

On October 31, 2001, certain individuals purporting to represent the people of the Indonesian province of West Sumatra, in which the Padang plant of Gresik is located, issued a declaration which stated that, commencing November 1, 2001, PT Semen Padang, or Semen Padang, the 99.99%-owned subsidiary of Gresik that owns and operates the Padang plant, was placed under the temporary control of the people of West Sumatra. The declaration ordered the management of Semen Padang to report to the local government of the West Sumatra Province, under the supervision of the People’s Representative Assembly of West Sumatra, pending a “spin-off” of the Semen Padang subsidiary. On November 1, 2001, the People’s Representative Assembly of West Sumatra issued a decision approving this declaration. We believe the provincial administration lacks legal authority to direct or interfere with the affairs of Semen Padang. Since the attempt by the West Sumatra provincial administration in November 2001 to arrogate to itself the management of Semen Padang, several groups opposed to any further sale of Indonesia’s stock ownership in Gresik have threatened strikes and other actions that would affect our Indonesian operations. Further attempts to reassume control at Semen Padang, including shareholder-approved changes in management, have been met with resistance and lawsuits by various interest groups. The former management of Semen Padang refused to relinquish control until September 2003 when the newly-appointed management was finally permitted to enter the Padang Facility and assume control of Semen Padang. However, we believe that the newly-appointed management was admitted on condition that it encourage a spin-off of Semen Padang, and in October 2003, it explicitly agreed to do so.

Gresik has experienced other ongoing difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang’s operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. As a result of these difficulties, we have not been able to independently verify certain information with respect to Semen Padang’s facilities and operations and thus, the overall description of Gresik’s facilities and operations below assumes the validity and accuracy of the information provided by Semen Padang’s management.

After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CEMEX Asia Holdings, Ltd., or CAH, our subsidiary through which we hold our interest in Gresik, filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH’s request for arbitration and issued a formal notice of registration on January 27, 2004. On May 10, 2004, an Arbitral Tribunal was established to hear the dispute. The Indonesian government has objected to the Tribunal’s jurisdiction over the claims asserted in CAH’s request for arbitration, and on July 28-29, 2005, the Arbitral Tribunal conducted an oral hearing to resolve these jurisdictional objections. As of the date of this prospectus supplement, the Arbitral Tribunal had not yet rendered its jurisdictional decision.

The Indonesian cement industry was the largest in South East Asia in 2004, accounting for about 24% of the approximately 126 million tons of cement consumed in South East Asia in 2004, according to our estimates. Indonesian domestic cement demand increased approximately 6.8% in 2002, 1.0% in 2003 and 9.8% in 2004. As of December 31, 2004, the Indonesian cement industry had 13 cement plants, including the four plants owned by Gresik, with a combined installed capacity of approximately 47.5 million tons. Gresik, with an installed capacity of 17.3 million tons, is Indonesia’s largest cement producer.

As of June 30, 2005, Gresik had four cement plants, 25 land distribution centers and 10 marine terminals. Gresik’s cement plants include the Padang plant, with one production line that utilizes the wet process and four production lines that utilize the dry process and an installed capacity of 5.6 million tons; the Gresik plant, which has two production lines that utilize the dry process and an installed capacity of 1.3 million tons; the Tuban plant, which has three production lines that utilize the dry process and an installed capacity of 6.9 million tons; and the Tonasa plant, which has three production lines that utilize the dry process and an installed capacity of 3.5 million tons. As of June 30, 2005, Gresik was operating at approximately 91% capacity utilization, including export sales. During 2004, Gresik exported approximately 14% of its total sales volume, mainly through its own efforts and, to a lesser extent, through CEMEX’s trading operations. Gresik exports mainly to Bangladesh and Africa.

Despite the continuing economic and political problems experienced by Indonesia and the difficulties involving Gresik described above, the Indonesian cement market has been important to our Asian expansion strategy due to its strategic location, size, potential as an anchor for our South East Asian trading network and the significant growth potential of the Indonesian economy.

Our Thai Operations

As of June 30, 2005, we had a 99.1% interest in CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of June 30, 2005, we owned one cement plant in Thailand, with an installed capacity of approximately 720,000 tons.

According to our estimates, at December 31, 2004, the cement industry in Thailand had a total of 13 cement plants, with an aggregate annual installed capacity of approximately 54.5 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 99% of installed capacity and 97% of the market. Our major competitors in the Thailand market, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

We made capital expenditures of approximately U.S.$7.1 million in 2002, U.S.$1.7 million in 2003 and U.S.$2.7 million in 2004 in our Thai operations. We currently expect to make capital expenditures of approximately U.S.$4.3 million in our Thai operations during 2005.

Our Malaysian Operations

As of June 30, 2005, we held 100% of RMC Industries (Malaysia) Sdn Bkd, our operating subsidiary in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban hubs. As of June 30, 2005, we operated 26 ready-mix concrete plants and five aggregate quarries in Malaysia.

Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Hanson.

Other Asian Investments

Since April 2001, we have been operating a grinding mill with cement milling production capacity of 520,000 tons per year near Dhaka, Bangladesh. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal with a cement storage capacity of 60,000 tons in the port of Taichung located on the west coast of Taiwan.

Our Trading Operations

We traded more than 10 million tons of cement and clinker in 2004. Approximately 60% of this amount consisted of exports from our operations in Venezuela, Mexico, Egypt, Philippines, Costa Rica, Spain, Puerto Rico and Nicaragua. Approximately 40% was purchased from third parties in countries such as South Korea, China, Turkey, Egypt, Israel, Thailand, Venezuela, Cyprus, Indonesia, Portugal, Spain, Colombia and Tunisia. During 2004, we conducted trading activities in 75 countries.

RMC traded approximately 3 million tons of cement and clinker during 2004. Approximately 60% of this amount was traded among its subsidiaries, and the remaining 40% was purchased from third parties not affiliated with RMC or CEMEX. With the integration of RMC, we now have trading activity in over 90 countries totaling over 13 million tons of cement and clinker, based on 2004 levels. This broadened geographic coverage allows us to serve new markets in Northern Europe, the Middle East and Australia through an enhanced trading network.

In addition, to enhance our trading operations in the Mediterranean region, we are building two grinding mills in Italy with installed capacities of approximately 450 thousand tons and 750 thousand tons per year. These mills are expected to start operating in the end of the third quarter of 2005 and in 2006, respectively. With respect to these operations, we made capital investments of approximately U.S.$13 million during 2003 and approximately U.S.$33 million during 2004. We currently expect to make capital investments of approximately U.S.$43 million in Italy during 2005.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital investment.

UNDERWRITING

The combined offerings consist of:

•	an offering of ADSs in the United States and in other countries outside Mexico; and

•	a concurrent offering of the equivalent of ADSs inside Mexico in the form of the underlying CPOs.

Citigroup Global Markets Inc. is the global coordinator of the combined offerings. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and the trust on our behalf has agreed to sell (and we have agreed to cause the trust to sell) to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Calyon Securities (USA) Inc.
Dresdner Kleinwort Wasserstein Securities LLC
Scotia Capital (USA) Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. The trust acting on our behalf has also entered into an underwriting agreement with a syndicate of underwriters providing for the concurrent offer and sale of a total of          CPOs in Mexico. The offering described herein and the Mexican offering are each conditioned on the closing of the other.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the ADSs to dealers at the public offering price less a concession not to exceed $          per ADS. The underwriters may allow, and dealers may reallow, a concession not to exceed $          per ADS on sales to other dealers. If all of the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

This prospectus supplement may be used in connection with CPOs initially offered in the Mexican offering insofar as such CPOs are resold from time to time in the United States in transactions that require registration under the Securities Act of 1933, as amended.

The trust acting on our behalf has granted to the underwriters of the combined offerings an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 3,993,341 additional ADSs in the form of ADSs or CPOs, as necessary, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the combined offerings. To the extent the option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional ADSs in the form of ADSs or CPOs approximately proportionate to that underwriter’s initial purchase commitment.

The underwriters for each of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs or CPOs, as the case may be. The underwriters also have agreed that they may sell ADSs or underlying CPOs between their respective underwriting syndicates. The number of ADSs or CPOs actually allocated to each offering may differ from the amount offered due to reallocation between this offering and the Mexican offering.

We, our executive officers and our directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup and J.P. Morgan, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup and J.P. Morgan in their sole discretion may release any of the securities subject to the lock-up agreement at any time without notice.

This agreement does not apply to:

•	ADSs or CPOs disposed of as bona fide gifts approved by Citigroup and J.P. Morgan;

•	any employee benefit plans, including the grant of securities or options thereunder, the delivery of securities pursuant thereto and the disposition by the recipient of any securities so delivered;

•	any new forward transactions relating to any ADSs or CPOs underlying the forward contracts we enter into with the banks party to the forward contracts that are not sold in the combined offerings;

•	any refinancing, refunding, renewal or other roll-over of existing forward contracts that hedge our employee benefit plans;

•	any issuance or sale of ADSs or CPOs by us with an aggregate market value not to exceed U.S.$50,000,000 at the time of issuance, in order for us to acquire from third parties any outstanding minority interest in our subsidiaries, including through exchange or similar transactions; and

•	any loans of ADSs or CPOs by CEMEX to the Mexican underwriters in connection with the Mexican offering.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of six months from the closing date, will not offer or sell any ADSs included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ADSs included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the ADSs included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The ADSs are listed on the New York Stock Exchange under the symbol “CX.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Paid by CEMEX
	No Exercise	Full Exercise
Per CPO	$	$
Per ADS	$	$
Total	$	$

In connection with this offering, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of the combined offerings, excluding underwriting discounts and commissions, will be approximately $8.3 million.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to the banks party to the forward contracts that are affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, this offering is being conducted in compliance with Rule 2710(h) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) in the ADSs exists.

The underwriters have also performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

CEMEX has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Several legal matters in connection with the offering will be passed upon for CEMEX by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The validity of the CPOs underlying the ADSs will be passed upon for CEMEX by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, and for the underwriters by Ritch Mueller, S.C. Skadden, Arps, Slate, Meagher & Flom LLP and Cleary Gottlieb Steen & Hamilton LLP will rely, as to all matters of Mexican law, on the opinions of Lic. Ramiro G. Villarreal and Ritch Mueller, S.C. Ritch Mueller, S.C. will rely, as to all matters of New York law, on the opinion of Cleary Gottlieb Steen & Hamilton LLP. Mr. Villarreal, our General Counsel and secretary of our board of directors, is a holder of our securities, and is a participant in our stock option programs.

EXPERTS

The consolidated financial statements and schedules of CEMEX as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference into this prospectus supplement in reliance upon the report of KPMG Cárdenas Dosal, S.C., independent accountants, appearing in CEMEX’s annual report on Form 20-F for the fiscal year ended December 31, 2004, and upon the authority of that firm as experts in accounting and auditing.

The consolidated financial statements and schedules of RMC as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included in this prospectus supplement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of that firm as experts in accounting and audit.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of constant Mexican Pesos as of June 30, 2005)

		(Unaudited) June 30,
		2004	2005
Assets
Current Assets
Cash and investments (note 4)	Ps	3,733.6	13,596.7
Trade accounts receivable, less allowance for doubtful accounts (note 5)		5,068.8	20,108.4
Other accounts receivable (note 6)		5,510.0	6,557.2
Inventories (note 7)		7,252.3	12,006.9
Other current assets (note 8)		983.4	1,888.9

Total current assets		22,548.1	54,158.1

Investments and Noncurrent Receivables (note 9)
Investments in affiliated companies		6,880.7	8,636.1
Other noncurrent accounts receivable		2,518.4	6,981.2

Total investments and noncurrent receivables		9,399.1	15,617.3

Properties, Machinery and Equipment
Land and buildings		52,382.9	62,187.4
Machinery and equipment		150,240.6	214,177.3
Accumulated depreciation		(102,443.7)	(136,888.6)
Construction in progress		2,506.3	3,389.3

Net properties, machinery and equipment		102,686.1	142,865.4

Intangible Assets and Deferred Charges (note 10)		48,290.3	69,735.2

Total Assets	Ps	182,923.6	282,376.0

Liabilities and Stockholders’ Equity
Current Liabilities
Bank loans (note 11)	Ps	4,715.8	8,568.3
Notes payable (note 11)		1,543.5	454.3
Current maturities of long-term debt (note 11)		1,512.8	9,177.2
Trade accounts payable		5,696.0	14,263.7
Other accounts payable and accrued expenses (note 6)		14,370.3	20,023.0

Total current liabilities		27,838.4	52,486.5

Long-Term Debt (note 11)
Bank loans		21,846.4	65,233.5
Notes payable		32,359.7	44,380.7
Current maturities of long-term debt		(1,512.8)	(9,177.2)

Total long-term debt		52,693.3	100,437.0

Other Noncurrent Liabilities
Pension and other retirement benefits (note 14)		—	4,589.8
Deferred income taxes		15,177.5	16,498.3
Other noncurrent liabilities		6,706.5	7,434.2

Total other noncurrent liabilities		21,884.0	28,522.3

Total Liabilities		102,415.7	181,445.8

Stockholders’ Equity
Majority interest:
Common stock-historical cost basis		61.6	63.9
Common stock-accumulated inflation adjustments		3,511.6	3,460.2
Additional paid-in capital		41,963.6	46,237.7
Deficit in equity restatement		(73,450.0)	(73,481.7)
Cumulative initial deferred income tax effects (note 3K)		(5,850.1)	(5,850.1)
Retained earnings		103,064.8	112,167.1
Net income		6,362.3	12,623.3

Total majority interest		75,663.8	95,220.4
Minority interest		4,844.1	5,709.8

Total stockholders’ equity		80,507.9	100,930.2

Total Liabilities and Stockholders’ Equity	Ps	182,923.6	282,376.0

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(Millions of constant Mexican Pesos as of June 30, 2005, except for earnings per share)

		(Unaudited) Six Months Ended June 30,
		2004	2005
Net sales	Ps	42,827.4	74,686.5
Cost of sales		(24,047.4)	(44,248.1)

Gross profit		18,780.0	30,438.4

Operating expenses:
Administrative		(4,413.0)	(6,998.2)
Selling		(4,537.8)	(10,654.7)

Total operating expenses		(8,950.8)	(17,652.9)

Operating income		9,829.2	12,785.5

Comprehensive financing result:
Financial expense		(1,993.8)	(2,773.2)
Financial income		118.9	171.9
Results from valuation and liquidation of financial instruments		(127.7)	2,902.4
Foreign exchange result, net		(919.1)	(614.7)
Monetary position result		2,324.1	2,084.3

Net comprehensive financing result		(597.6)	1,770.7

Other expense, net		(1,897.2)	(113.2)

Income before income taxes, employees’ statutory profit sharing and equity in income of affiliates		7,334.4	14,443.0

Income tax and business assets tax, net		(868.9)	(1,819.8)
Employees’ statutory profit sharing		(51.7)	(55.6)

Total income tax, business assets tax and employees’ statutory profit sharing		(920.6)	(1,875.4)

Income before equity in income of affiliates		6,413.8	12,567.6
Equity in income of affiliates		132.3	288.9

Consolidated net income		6,546.1	12,856.5
Minority interest net income		183.8	233.2

Majority interest net income	Ps	6,362.3	12,623.3

Basic earnings per share (notes 3A and 17)	Ps	0.93	1.99
Diluted earnings per share (notes 3A and 17)	Ps	0.93	1.98

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Millions of constant Mexican Pesos as of June 30, 2005)

		(Unaudited) Six Months Ended June 30,
		2004	2005
Operating activities
Majority interest net income	Ps	6,362.3	12,623.3
Charges to operations which did not require resources:
Depreciation of properties, machinery and equipment		3,287.6	4,080.9
Amortization of deferred charges and credits, net		1,187.6	540.3
Impairment of assets		—	—
Pensions, seniority premium and other postretirement benefits		67.5	77.1
Deferred income tax charged to results		(439.7)	127.5
Equity in income of affiliates		(132.3)	(288.9)
Minority interest		183.8	233.2

Resources provided by operating activities		10,516.8	17,393.4

Changes in working capital, excluding acquisition effects:
Trade accounts receivable, net		209.4	(1,509.7)
Other accounts receivables and other assets		(1,121.8)	1,184.9
Inventories		(465.2)	650.9
Trade accounts payable		126.2	587.2
Other accounts payable and accrued expenses		2,802.6	2,440.0

Net change in working capital		1,551.2	3,353.3

Net resources provided by operating activities		12,068.0	20,746.7

Financing activities
Proceeds from bank loans (repayments), net		(4,425.5)	16,452.1
Notes payable, net, excluding foreign exchange effect		(2,509.4)	16,584.2
Investment by subsidiaries		—	—
Liquidation of optional instruments		—	—
Dividends paid		(4,142.5)	(4,863.6)
Issuance of common stock from reinvestment of dividends		3,061.5	4,434.0
Issuance of common stock under stock option programs		24.2	9.6
Issuance (repurchase) of preferred stock by subsidiaries		(758.6)	—
Acquisition of common stock under repurchase program		—	—
Other financing activities, net		(1,842.9)	(5,963.8)

Resources provided by (used in) financing activities		(10,593.2)	26,652.5

Investing activities
Properties, machinery and equipment, net		(1,586.9)	(2,838.9)
Acquisition of subsidiaries and affiliates		—	(40,276.2)
Disposal of assets		396.5	5,190.9
Minority interest		(673.1)	(366.4)
Deferred charges		1,276.1	(1,606.4)
Other investments and monetary foreign currency effect		(490.6)	(775.5)

Resources used in investing activities		(1,078.0)	(37,459.7)

Increase in cash and investments		396.8	9,939.5
Cash and investments at beginning of year		3,336.8	3,657.2

Cash and investments at end of year	Ps	3,733.6	13,596.7

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (“CEMEX” or the “Company”) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement, ready-mix concrete and aggregates, as well as providing services to the construction industry.

2. OUTSTANDING EVENT IN 2005

On March 1, 2005, CEMEX completed the acquisition of RMC, a leading international producer and supplier of cement, ready-mix concrete and aggregates, for a total purchase price of approximately U.S.$5.8 billion, which included approximately U.S.$1.7 billion of assumed debt. RMC was headquartered in the United Kingdom, had operating units in 22 countries, primarily in Europe and the United States, and employed over 26,000 people worldwide. Prior to the acquisition, RMC was one of Europe’s largest producers of cement and one of the world’s largest suppliers of ready-mix concrete and aggregates. In 2004, RMC sold 14.4 million tons of cement, 51.4 million cubic meters of ready-mix concrete and 131.6 million tons of aggregates. The cement assets we acquired from RMC include 13 cement plants, with a total installed capacity of approximately 17 million tons, and 8 cement grinding mills. The cement plants are located in the United Kingdom, the United States, Germany, Croatia, Poland and Latvia.

3. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico (“Mexican GAAP”), which recognize the effects of inflation on the financial information. The Company’s financial statements and their related notes for the interim periods as of and for the six months ended June 30, 2004 and 2005 have not been audited. These statements and notes have been prepared on a basis that is substantially consistent with the accounting principles applied in our financial statements for the year ended December 31, 2004, and should be read in connection with such financial statements. All amounts herein are presented in constant Mexican pesos (“pesos” or “Ps”) as of June 30, 2005. Translations of peso amounts to dollars of the United States of America (“dollars” or “U.S.$”) are presented solely for the convenience of the reader at the rate of U.S.$1 = Ps10.75, the CEMEX accounting rate on June 30, 2005.

Except when specific references are made to “U.S. dollar millions”, “earnings per share”, and “option prices”, the amounts in these notes are stated in millions of constant Mexican pesos as of the latest balance sheet date.

When reference is made to “CPO” or “CPOs” it means the Ordinary Participation Certificates of CEMEX. Each CPO represents the participation in two series “A” shares and one series “B” share of the common stock. References to “ADS” or “ADSs” refer to “American Depositary Shares”, listed on the New York Stock Exchange (“NYSE”). Each ADS represents 5 CPOs. On April 28, 2005, our shareholders approved a stock split, which became effective on July 1, 2005. In connection with the stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, each of our existing series B shares was surrendered in exchange for two new series B shares, and each of our existing CPOs was surrendered in exchange for two new CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

so that each ADS now represents ten new CPOs. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. All share and per share amounts presented in these financial statements and notes have been adjusted to give retroactive effect to this stock split.

B) RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the peso.

	December 31, 2004 to June 30, 2005	June 30, 2004 to June 30, 2005
Restatement factor using weighted average inflation	0.9590	0.9936
Restatement factor using Mexican inflation	1.0065	1.0439

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders’ equity.

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds more than 50% of their common stock and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation. As of June 30, 2005, the main operating subsidiaries, ordered by holding company, and the percentage of interest directly held by their immediate holding company, are as follows:

Subsidiary		Country	% Interest
CEMEX México, S. A. de C.V.	1	Mexico	100.0
CEMEX España, S.A.	2	Spain	99.7
CEMEX U.K. Ltd	3	United Kingdom	100.0
CEMEX Venezuela, S.A.C.A.		Venezuela	75.7
CEMEX, Inc.		United States	100.0
CEMEX (Costa Rica), S.A.	4	Costa Rica	98.7
Assiut Cement Company		Egypt	95.8
CEMEX Colombia, S.A.	5	Colombia	99.6
Cementos Bayano, S.A.		Panama	99.3
Cementos Nacionales, S.A.		Dominican Republic	99.9
Puerto Rican Cement Company, Inc.		Puerto Rico	100.0
CEMEX Asia Holdings Ltd.	6	Singapore	99.1
Solid Cement Corporation	7	Philippines	99.1
APO Cement Corporation	7	Philippines	99.1
CEMEX (Thailand) Co. Ltd.	8	Thailand	100.0

1.	CEMEX México, S.A. de C.V. (“CEMEX Mexico”) holds 100% of the shares of Empresas Tolteca de México, S.A. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. (“Cedice”). Through Cedice, CEMEX Mexico indirectly holds CEMEX España, S.A. and subsidiaries.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

2.	In June 2002, Compañía Valenciana de Cementos Portland, S.A. changed its legal name to CEMEX España, S.A. (“CEMEX España”).
3.	Through CEMEX U.K. Ltd. CEMEX Holds 100% of the shares of RMC and Subsidiaries (See note 2 above).
4.	In July 2003, Cementos del Pacífico, S.A. changed its legal name to CEMEX (Costa Rica), S.A.
5.	In August 2002, Cementos Diamante, S.A. changed its legal name to CEMEX Colombia, S.A.
6.	In August 2004, 6.83% of CEMEX Asia Holdings Ltd. (“CAH”) shares were acquired, which in addition to the shares exchange occurred in July 2002, increased the interest in CAH to approximately 99.1%.
7.	Represents the Company’s interest held through CAH. The direct economic benefits of CAH in Solid and APO Cement Corporation is 100%. On December 23, 2002, Rizal was merged with Solid.
8.	In July 2002, Saraburi Cement Company Ltd. changed its legal name to CEMEX (Thailand) Co. Ltd.

D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries are restated in their functional currency based on the subsidiary country’s inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions.

E) CASH AND INVESTMENTS (note 4)

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities readily convertible into cash.

Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

F) INVENTORIES AND COST OF SALES (note 7)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

The Company analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

G) INVESTMENTS AND NONCURRENT RECEIVABLES (note 9)

Investments in affiliated companies are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer’s capital stock, and does not have effective control. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the affiliate’s equity and earnings, considering the inflation effects.

Other long-term investments, included under this caption, are recognized at their estimated fair value and their changes in valuation are included in the results of the period as part of the Comprehensive Financing Result.

H) PROPERTIES, MACHINERY AND EQUIPMENT

Properties, machinery and equipment are presented at their restated value, using the inflation index of the assets’ origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency, and are depreciated by the straight-line method over the estimated useful lives, which fluctuate from 50 years for administrative buildings to 10 to 35 years for industrial buildings, machinery and equipment. Properties, machinery and equipment are subject to periodic impairment evaluations (see note 3U).

The Comprehensive Financing Results, arising from indebtedness incurred during the construction or installation period of fixed assets, are capitalized as part of the carrying value of such assets.

I) INTANGIBLE ASSETS, DEFERRED CHARGES AND AMORTIZATION

In accordance with Bulletin C-8, Intangible Assets, intangible assets acquired as well as costs incurred in the development stages of intangible assets are capitalized when associated future benefits are identified and the control over such benefits is demonstrated. Expenditures not meeting these requirements are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as having a definite life, which are amortized over the benefited periods, and as having an indefinite life, which are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets, except for goodwill, is calculated under the straight-line method.

Intangible assets acquired in a business combination are separately accounted for at fair value at the acquisition date, unless the value cannot be reasonably estimated, in which case, such amounts are included as part of goodwill, which was amortized until December 31, 2004, in accordance with current accounting standards. Until that date, CEMEX amortized goodwill under the present worth or sinking fund method, which was intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 was amortized over a maximum period of 40 years, while goodwill generated from 1992 to December 31, 2004 was amortized over a maximum period of 20 years. Starting January 1, 2005, in compliance with the rules established by the new Bulletin B-7, goodwill balances ceased to be amortized but will remain subject to periodic impairment tests.

Direct costs incurred in debt issuances are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, bank fees, fees paid to attorneys, agents, printers and consultants. Likewise, direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the estimated useful life of the software, which is approximately 4 years.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

Preoperative expenses and other deferred charges recognized in prior years under former Bulletin C-8 will continue to be amortized over their original periods. Intangible assets are subject to impairment evaluations (see note 3U). The adoption of Bulletin C-8 only affected the grouping of intangible assets in the categories indicated above (see note 10).

J) PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The costs related to benefits to which employees are entitled by pension plans and other postretirement benefits, including medical expenses, life insurance and seniority premiums, legally or by Company grant, are recognized in the operating results as services are rendered, based on actuarial estimations of the benefits’ present value. The amortization of prior service cost (transition asset) and of changes in assumptions and adjustments based on experience is recognized over the employee’s estimated active service life. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions upon which the Company’s employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

Until December 31, 2004, other postretirement benefits, including severance benefits, were recognized as an expense in the year in which they were paid. In some circumstances, however, provisions were made for these benefits. Starting January 1, 2005, as a result of modifications to Bulletin D-3, “Labor Obligations”, the costs related to postretirement benefits will be recognized over the estimated active service life of the employees.

K) INCOME TAX (“IT”), BUSINESS ASSETS TAX (“BAT”), EMPLOYEES’ STATUTORY PROFIT SHARING (“ESPS”) AND DEFERRED INCOME TAXES

The IT, BAT and ESPS reflected in the income statements, include amounts incurred during the period and the effects of deferred IT and ESPS. Consolidated deferred IT represents the summary of the effect determined in each subsidiary by the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering when the effects became available and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. The effect of a change in the effective statutory tax rate is recognized in the income statement for the period in which the change occurs and is officially declared. The effect of deferred ESPS is recognized for those temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

The cumulative initial effect, arising from the adoption of the asset and liability method, was recognized on January 1, 2000 in stockholders’ equity under the caption “Cumulative initial deferred income tax effects”. Consolidated balances of assets and liabilities and their corresponding taxable amounts substantially differ from those of the parent Company. The cumulative initial deferred income tax effects presented in the statement of changes in stockholders equity correspond to the consolidated entity. The difference between the parent Company’s and the consolidated accumulated initial deferred IT effects is included under the caption “Deficit in Equity Restatement”.

L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

M) DEFICIT IN EQUITY RESTATEMENT

The deficit in equity restatement includes: (i) the accumulated effect from holding non-monetary assets; (ii) the currency translation effects from foreign subsidiaries’ financial statements, net of exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign subsidiaries and foreign currency related parties balances that are of a long-term investment nature (see notes 3D); and (iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders’ equity (see note 3N).

N) DERIVATIVE FINANCIAL INSTRUMENTS (notes 13)

In compliance with the guidelines established by the Risk Committee, CEMEX uses derivative financial instruments, in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs and as an alternative source of financing, as well as hedges of: (i) forecasted transactions, (ii) net assets in foreign subsidiaries and (iii) executive stock option programs. These instruments have been negotiated with institutions with significant financial capacity; therefore, the Company considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. As of June 30, 2004 and 2005, some of these instruments have been designated as hedges of debt or equity instruments. In other cases, although some derivatives complement the Company’s financial strategy, such derivatives have not been designated as hedge instruments as accounting hedge requirements were not met.

Effective January 1, 2001, in accordance with Bulletin C-2, “Financial Instruments”, the Company recognizes all derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values in the income statement for the period in which they occur. Effective January 1, 2005, new Bulletin C-10, “Derivative Financial Instruments and Hedging Activities,” establishes additional rules for hedge accounting, including cash flow hedges, fair value hedges and hedges of the net investment in a foreign subsidiary. In a cash flow hedge, the effective portion of the changes in fair value of the hedging derivative instrument is recognized within stockholders’ equity during the hedge relationship. In a fair value hedge, the changes in fair value of both, the hedging derivative instrument and the hedged primary position are recognized in the income statement. Finally, in a hedge of the net investment in a foreign subsidiary, the changes in fair value of the hedging instrument are recognized in stockholders’ equity until the disposition of the investment.

The exceptions to the rule of Bulletin C-2 as of June 30, 2004, as they refer to the transactions designated by the Company and that meet hedging requirements, were the following:

a) Beginning in 2002, changes in the estimated fair value of interest rate swaps to exchange floating rates for fixed rates, designated as accounting hedges of the cash flows related to interest rates of a portion of contracted debt, as well as those instruments negotiated to hedge the interest rates at which certain forecasted debt is expected to be contracted or renegotiated, are recognized temporarily in stockholders’ equity and reclassified to earnings, in the case of the forecasted debt, once the related debt is recognized in the balance sheet and its related financial expense is accrued. The accounting treatment used by CEMEX in 2004 is consistent with the guidelines of Bulletin C-10.

b) The changes in the estimated fair value of foreign currency forwards, designated as hedges of a portion of the Company’s net investments in foreign subsidiaries, are recorded in stockholders’ equity, as part of the foreign currency translation result (note 3D). The accumulated effect in stockholders’ equity will be reversed through the income statement upon disposition of the foreign investment. The accounting treatment used by CEMEX in 2004 is consistent with the guidelines of Bulletin C-10.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

c) Beginning in 2001 and until December 31, 2004, changes in the estimated fair value of those equity forward contracts that cover the executive stock option programs were recorded through the income statement in the comprehensive financing result, as part of the costs related to such programs. The results derived from equity forward contracts on the Company’s own shares not designated as hedges of the stock option programs, as well as from equity instruments (such as the appreciation warrants), are recognized in stockholders’ equity upon settlement. Beginning in 2005, in accordance to Bulletin C-10, changes in fair value of all derivative instruments that are indexed to an entity’s own stock and that have a variety of settlement conditions, such as net share and/or net cash settlement, should be recognized through the income statement; therefore, the changes in fair value of all of the Company’s equity forward contracts are recognized through the income statement.

d) Changes in fair value of foreign currency derivative instruments negotiated to hedge a firm commitment, were recognized through stockholders’ equity, and then reclassified to the income statement once the operation underlying the firm commitment took place, as the effects from the hedged item were reflected in earnings. In respect to hedges of the foreign exchange risk associated with a firm commitment for the acquisition of a net investment in a foreign country, the accumulated effect in equity was reclassified to earnings when the purchase occurs. The accounting treatment used by CEMEX in 2004 is consistent with the guidelines of Bulletin C-10.

As of June 30, 2004, for balance sheet presentation purposes, a portion of the assets or liabilities resulting from the estimated fair value recognition of Cross Currency Swaps (“CCS”), was reclassified as part of the carrying amount of the underlying debt instruments, thereby reflecting the cash flows expected to be received or paid upon liquidation of such instruments and presenting the indebtedness as if it had been originally negotiated in the exchanged interest rates and currencies. As a result of new Bulletin C-10, starting January 1, 2005, the above reclassification was discontinued; therefore, for balance sheet presentation, debt remains in the original currencies and rates. CCS are negotiated to synthetically change the profile of the interest rate and currency of existing debt. The non-reclassified portion of the fair value as of June 30, 2004, resulting from the difference between the forward exchange rates and those in effect as of the balance sheet date, was recognized as other assets or other liabilities, both short and long term, depending on the maturity of the contracts.

The periodic cash flows generated by interest rate swaps and CCS are recognized as financial expense, adjusting the effective interest rate of the related debt. For all other derivative instruments, cash flows are recognized within the same item where the effects of the primary instrument subject to the accounting or economic hedge relationship are classified. In the case of derivatives not associated with an identified exposure, related cash flows are recognized in earnings as part of the results from valuation and liquidation of financial instruments. Premiums paid on hedge derivative instruments are deferred and amortized over the life of the instrument or immediately upon settlement. In other cases, premiums are recognized in earnings when paid or received.

The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, determined by CEMEX and used for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

O) REVENUE RECOGNITION

Revenue is recognized upon shipment of cement and ready-mix concrete to customers, and they assume the risk of loss. Income from activities other than the Company’s main line of business is recognized when the revenue has been realized, through goods delivered or services rendered, and there is no condition or uncertainty implying a reversal thereof.

P) CONTINGENCIES AND COMMITMENTS

Obligations or losses, related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist, as a result of past events, it is probable that the effects will materialize and can be reasonably quantified. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts formalized with suppliers or clients, are recognized in the financial statements on the incurred or accrued basis, considering the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) COMPREHENSIVE NET INCOME (LOSS)

The Company presents comprehensive net income (loss) and its components as a single item in the statement of changes in stockholders’ equity. Comprehensive net income (loss) represents the change in stockholders’ equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. The main captions subject to estimations and assumptions include the book value of fixed assets, allowances for doubtful accounts, inventories and assets for deferred IT, the fair market values of financial instruments and, the assets and liabilities related to labor obligations. Actual results could differ from these estimates.

S) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company’s sales in the six months periods ended 2004 and 2005, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials

T) OTHER INCOME AND EXPENSE

Other income and expense, in the statements of income, consists primarily of goodwill amortization, anti-dumping duties, results from the sales of fixed assets, impairment losses of long-lived assets, results from the early extinguishment of debt and other unusual or non-recurrent transactions.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

U) IMPAIRMENT OF LONG LIVED ASSETS

The Company evaluates the balances of its machinery and equipment, intangible assets of definite life and other investments to establish if factors such as the occurrence of a significant adverse event, changes in the operating environment in which the Company operates, changes in projected use or in technology, as well as expectations of operating results for each cash generating unit, provide elements indicating that the book value may not be recovered, in which case an impairment loss is recorded in the income statement of the period when such determination is made, resulting from the excess of carrying amount over the net present value of estimated cash flows related to such assets.

Likewise, CEMEX periodically evaluates the balances of goodwill and other intangible assets of indefinite life by determining the cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

V) ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, in accordance with Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments”, CEMEX recognizes unavoidable obligations, legal or assumed, to restore the site or the environment when removing assets at the end of their useful lives. These obligations represent the net present value of expected cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The additional asset is depreciated to operating results during its remaining useful life, while the increase of the liability, by the passage of time, is charged to results of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets and depreciation is modified prospectively.

As of the implementation date, the Company had already created liabilities for the known situations; however, an analysis was performed throughout all subsidiaries in the different countries in order to identify additional possible existing situations and proceed to calculate them and if applicable reflect them in the accounting record. Asset retirement obligations in the case of CEMEX are related mainly to future costs of demolition, cleaning and reforestation, derived from commitments, both legal and assumed, so that at the end of the operation, the sites where raw material is extracted, the maritime terminals and other production sites, are left in acceptable conditions. For those situations identified and quantified, effective January 1, 2003, a remediation liability was recorded for approximately Ps515.2, against fixed assets for Ps372.2, deferred IT assets for Ps55.6 and an initial cumulative effect for Ps87.4, which was recorded in stockholders’ equity as an element of comprehensive net income.

W) EXECUTIVE STOCK OPTION PROGRAMS (note 12)

The Company recognizes the cost associated with executive stock options programs by means of the intrinsic value method, for those programs in which, as of the grant date, is not known the exercise price at which the underlying shares will be exercised, because this exercise price is growing (variable) over the life of the options. Through the intrinsic value method, the changes in the appreciation of options represented by the difference between the market price of the CPO and the exercise price of the option is recognized as cost in the Company’s income statement, within the Comprehensive Financing Result. The Company does not recognize cost for those programs in which the exercise price is equal to the CPO price at the date of grant of the option and it remains fixed for the life of the option.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

4. CASH AND INVESTMENTS

Consolidated cash and investments as of June 30, 2004 and 2005 consists of:

		2004	2005
Cash and bank accounts	Ps	2,063.1	9,520.3
Fixed-income securities		1,259.4	2,128.8
Investments in marketable securities		411.1	1,947.6

	Ps	3,733.6	13,596.7

5. TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers’ credit and risk profiles in order to establish the required allowance for doubtful accounts. Trade accounts receivable as of June 30, 2004 and 2005 include allowances for doubtful accounts of Ps619.1 and Ps901.9, respectively.

The Company has established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated in Mexico during 2002, in the United States during 2001 and in Spain during 2000. Through the securitization programs, the Company’s subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. The balances of receivables sold pursuant these securitization programs as of June 30, 2004 and 2005 were U.S.$648.2 million (Ps7,400.2 million) and U.S.$757.0 million (Ps8,137.8 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately U.S.$11.4 million (Ps121.8 million) in 2002, U.S.$10.2 million (Ps109.3 million) in 2003, U.S.$11.3 million (Ps120.8 million) in 2004 and U.S.$8.6 million (Ps92.3 million) in the six-month period ended June 30, 2005.

6. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable as of June 30, 2004 and 2005 consist of:

		2004	2005
Non-trade receivables	Ps	1,627.7	3,470.3
Prepayments and receivables from valuation of derivative instruments (note 13)		934.4	748.6
Interest and notes receivable		1,221.7	1,403.7
Advances for travel expenses and loans to employees		328.9	452.3
Other refundable taxes		1,397.3	482.3

	Ps	5,510.0	6,557.2

Non-trade receivables are mainly originated by the sale of assets. Interest and notes receivable include receivables arising from securitization programs (note 5).

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

Other accounts payable and accrued expenses as of June 30, 2004 and 2005 consist of:

		2004	2005
Other accounts payable and accrued expenses	Ps	1,920.1	7,793.5
Interest payable		629.8	731.4
Tax payable		4,489.9	3,753.6
Dividends payable		77.0	39.9
Provisions		3,532.0	5,937.0
Advances from customers		567.3	659.9
Accounts payable from valuation of derivative instruments (note 13)		3,154.2	1,107.7

	Ps	14,370.3	20,023.0

Short-term provisions primarily consist of: (i) remuneration and other personnel benefits accrued at the balance sheet date; (ii) accruals for insurance payments; and (iii) accruals related to the portion of legal assessments to be settled in short-term, such as the case of anti-dumping fees and environmental remediations. Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

7. INVENTORIES

Inventories in the consolidated balance sheet as of June 30, 2004 and 2005 are summarized as follows:

		2004	2005
Finished goods	Ps	1,857.4	1,813.3
Work-in-process		1,584.7	1,401.3
Raw materials		599.8	5,300.1
Supplies and spare parts		2,616.1	2,487.1
Advances to suppliers		290.5	414.9
Inventory in transit		303.8	590.2

	Ps	7,252.3	12,006.9

8. OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheet as of June 30, 2004 and 2005 consist of:

		2004	2005
Advance payments	Ps	601.0	1,172.5
Non-cement related assets		382.4	716.4

	Ps	983.4	1,888.9

Non-cement related assets are stated at their estimated realizable value and mainly consist of (i) non-cement related assets acquired in business combinations, (ii) various assets held for sale received from customers as payment of trade receivables, and (iii) real estate held for sale.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

9. INVESTMENTS SUBSIDIARIES AND AFFILIATED COMPANIES

As of June 30, 2004 and 2005, investments in affiliated companies, accounted for by the equity method, are summarized as follows:

		2004	2005
Book value at acquisition date	Ps	3,708.4	5,250.9
Equity in income and other changes in stockholders’ equity		3,172.3	3,385.2

	Ps	6,880.7	8,636.1

Investments held by subsidiaries in CEMEX shares, amounting to Ps10,309.8 (310,127,388 CPOs and 4,209,866 appreciation warrants giving retroactive effect to the stock split effected in July 2005) at June 30, 2004 and Ps14,587.9 (319,001,282 CPOs giving retroactive effect to the stock split effected in July 2005) at June 30, 2005, are offset against majority interest stockholders’ equity in the accompanying financial statements.

CEMEX’s principal acquisitions and divestitures during the six-month periods ended June 30, 2004 and 2005 are as follows:

I.    CEMEX’s acquisition of RMC (see note 2), is being accounted for by CEMEX using the purchase method of accounting, which requires the allocation of the purchase price paid to the fair values of the assets acquired and liabilities assumed. The balance sheet data as of June 30, 2005 reflect CEMEX’s preliminary estimates of the purchase price allocation using the best information available to CEMEX. As of June 30, 2005, CEMEX was in the process of determining the respective fair values of assets and liabilities as well as other aspects important to the determination of the purchase price allocation. CEMEX has engaged a third party valuation firm to assist CEMEX in the determination of the fair value of fixed assets and the identification and valuation of intangible assets. However, these valuation studies are still in process and are not expected to be completed until the middle of the fourth quarter of 2005. Consequently, as of June 30, 2005, the excess of the purchase price paid of approximately Ps46.6 billion (US$4.3 billion), not including assumed debt and including direct costs associated with the purchase, over the preliminary estimated fair value of RMC’s net assets of approximately Ps23.5 billion (US$2.2 billion), was recognized entirely as unallocated goodwill. As CEMEX completes the processes necessary for the determination of a final allocation of the excess purchase price, adjustments to certain assets and liabilities will be made. Such adjustments could be expected to include allocations to amortizable intangibles attributable to items such as trademarks, commercial names and customer relationships as well as increases or decreases to the book value of fixed assets, and these adjustments could be material. In addition, since goodwill is not amortized under Mexican GAAP as of January 1, 2005, the reclassification of unallocated goodwill amounts to fixed assets or intangible assets will result in the amortization and depreciation of those amounts, and the financial impact of such amortization and depreciation could be significant depending on the amounts allocated to amortizable assets and the estimated useful life of those assets.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

As of June 30, 2005, the preliminary fair values of RMC’s assets acquired and liabilities assumed, including the unallocated goodwill are as follows:

		Amount
		(in millions of pesos)
Current assets	Ps	24,900.7
Investments and other non-current assets		3,116.1
Property, machinery and equipment		44,479.6
Other assets		3,992.6
Unallocated goodwill		23,146.5

Total assets acquired		99,635.5

Current liabilities		18,099.3
Long-term debt		22,033.8
Other non-current liabilities		12,900.7

Total liabilities assumed		53,033.8

Net assets acquired	Ps	46,601.7

As described above, the actual purchase price allocation will differ, perhaps significantly, from the amounts reflected above due to a variety of factors, including access to additional information, changes in value not currently identified, and completion of appraisal and other valuation studies.

As of June 30, 2005, the unaudited consolidated financial statements of CEMEX include the assets and liabilities of RMC as of the same date and RMC’s results of operations for the four-month period ended June 30, 2005.

The following unaudited pro forma condensed income statement for the six months ended June 30, 2005 gives effect to the RMC acquisition as if it had occurred on January 1, 2004. The unaudited pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that CEMEX believes are reasonable. The pro forma condensed statement of income does not reflect any effect in depreciation or amortization which would have resulted from adjustments to amortizable intangibles or the carrying value of fixed assets.

The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial position that CEMEX would have reported had the RMC acquisition been completed as of the dates presented, and should not be taken as representative of CEMEX’s future consolidated results of operations or financial position.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

Unaudited Pro Forma Condensed Income Statement For the six months ended June 30, 2005		CEMEX Historical (1)	RMC Historical (2)	Pro Forma Adjustments (3)		CEMEX Consolidated Pro Forma
		(millions of pesos, except per share data)
Net sales	Ps	74,686.5	10,592.0	—		85,278.5
Operating income		12,785.5	(307.9)	—		12,477.6
Comprehensive financial result		1,770.7	(112.3)	(1,840.9)	a,b,c	(182.5)
Other expenses, net		(113.2)	1.9			(111.3)
Income tax (including deferred)		(1,875.4)	(48.1)	59.9	d	(1,863.6)
Equity in income of affiliates		288.9	10.4	—		299.3

Consolidated net income (loss)		12,856.5	(456.0)	(1,781.0)		10,619.5

Minority interest		233.2	14.0	—		247.2

Majority interest net income (loss)	Ps	12,623.3	(470.0)	(1,781.0)		10,372.3

Basic earnings (loss) per share (4)						1.02

Diluted earnings (loss) per share (4)						1.01

1)	CEMEX Historical: This financial information was derived from CEMEX’s unaudited financial statements for the six months ended June 30, 2005. CEMEX’s income statement for the six month period ended June 30, 2005 includes RMC’s results of operations for the four month period ended June 30, 2005.

2)	RMC Historical: The financial information in this column was obtained from RMC’s accounting records, is unaudited, and relates to the two month period ended February 28, 2005, prior to the acquisition. The main considerations are:

a)	Beginning in 2005, RMC’s financial information has been determined under International Financial Reporting Standards, or IFRS. As of June 30, 2005, there were no material adjustments that needed to be included to reconcile the financial statements of RMC under IFRS to Mexican GAAP, with the exception of the inflation (deflation) restatement effects on the January and February amounts, and certain reclassifications made to conform RMC amounts to CEMEX’s presentation format.

b)	The restatement of the financial information for the months of January and February as of June 30, 2005, including the determination of the monetary position result and the restatement to constant values, was determined using a weighted average inflation (deflation) rate of (1.66)% for the countries in which RMC operates.

c)	RMC’s income statement amounts reconciled to Mexican GAAP were converted into Mexican pesos at the exchange rate of Ps19.38 for £1 UK pound, the exchange rate prevailing at June 30, 2005.

3)	Pro Forma Adjustments: The amounts in this column refer to the accounting effects of the assumption that the acquisition of 100% of RMC’s equity interest took place on January 1, 2004 for purposes of the pro forma presentation. The main effects are as follows:

a)	Anticipated effect was given to the purchase of the 81.2% equity interest in RMC as of January 1, 2004 and the financial debt assumed for this purpose (see 3(a) and (b) above). As a result,

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

additional average indebtedness of U.S.$3,310.9 million with a weighted average interest rate of 2.83% was assumed during January and February, which resulted in the recognition of an interest expense of approximately U.S.$15.7 million (Ps167.8 million).

b)	As a result of the anticipated recognition of the monetary position result and foreign exchange fluctuations related to the additional debt incurred during the months of January and February, a net loss of approximately U.S.$ 28.67 million (Ps307.7 million) was recognized within comprehensive financial result. This effect is explained as follows:

1.	The monetary position result, was calculated by applying the CEMEX weighted average inflation rate for the first two months of 2005 of 0.12% to the average assumed debt for January and February 2005 for US$3,310.9 million, resulting in a gain of approximately US$3.9 million.

2.	The foreign exchange fluctuation is calculated by applying the exchange rate variation from the functional currency of the company that assumed the debt against the currency of the contracted debt, and resulted in a loss of US$32.5 million mainly due to the appreciation of the dollar against the Euro.

c)	In addition, a gain of approximately US$127.7 million (Ps1,365.4 million) from the foreign exchange derivatives negotiated to hedge the projected cash flows to conclude the acquisition was eliminated from the income statement as of June 30, 2005. This gain was reclassified from stockholders’ equity to the income statement in the first six months of 2005, but for purposes of the pro forma amounts, was considered as having been recognized in 2004 (see 3(d) above).

d)	The income tax effect on the pro forma adjustments mentioned above led to a net expense of approximately US$5.5 million (Ps59.3 million).

4)	Pro Forma Basic and Diluted Earnings Per Share: For the six-month period ended June 30, 2005 pro forma basic and diluted earnings per share are calculated over the six-month period pro forma net income using the weighted average number of shares outstanding during the period, which for basic earnings per share was 10,187,441,341 shares, and for diluted earnings per share was 10,258,525,731 shares.

II.     On March 31, 2005, the Company’s subsidiary in the U.S. sold the Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participações S.A., a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year and the operations of these plants represented approximately 10% of CEMEX’s U.S. net sales for the year ended December 31, 2004. The unaudited consolidated financial statements for the six months ended June 30, 2005 include the results of operations relating to these assets for the three-month period ending March 31, 2005.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

As of June 30, 2004 and 2005, the consolidated investments in affiliated companies are as follows:

	Activity	Country	% Equity interest		2004	2005
PT Semen Gresik, Tbk.	Cement	Indonesia	25.5	Ps	2,820.9	2,572.0
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0		2,065.3	2,272.8
Trinidad Cement Limited	Cement	Trinidad	20.0		334.1	328.6
Cementos Bío Bío, S.A.	Cement	Chile	11.9		406.6	—
Cancem, S.A. de C.V.	Cement	Mexico	10.0		210.0	234.8
Lehigh White Cement Company	Cement	U.S.	24.5		128.6	154.7
Societe des Ciments Antillais	Cement	Antilles Fr.	26.1		166.3	182.2
Caribbean Cement Company Limited	Cement	Jamaica	5.0		107.6	—
Concretera Lock Joint C.A.	Cement	Venezuela	39.4		12.3	10.4
Others	—	—	—		629.0	2,880.6

				Ps	6,880.7	8,636.1

During 2003, the management of PT Semen Padang (“Padang”), subsidiary of Gresik, by different means obstructed the ownership rights of Gresik, by not acknowledging the Padang’s administration designated by Gresik in May’s 2003 stockholders’ meeting. In September 2003, pursuant to a court order, the management appointed by Gresik finally assumed its duties. In addition, the former management failed to provide financial information to Gresik, required for consolidation purposes. Therefore, the consolidated financial statements of Gresik, at December 31, 2002, included unaudited information of Padang. The external auditors of Gresik, who were also auditors of Padang, abstained from giving an opinion since Padang represented around 16% of the combined net assets. In December 2003, Gresik designated new auditors to review the 2002 and 2003 consolidated financial statements. The in-depth troubles persist and are related to the agreements of 1998 between the Indonesian government and CEMEX. According to these agreements, the government would sell to CEMEX the majority interest of Gresik and subsidiaries, which has not occurred mainly due to the opposition of the provincial administration of West Sumatra, which has argued that the original sale of Padang by the government to Gresik in 1995 is invalid, since certain necessary approvals were not obtained. As a result of this situation, in December 2003, CEMEX filed before the International Center for the Settlement of Investments Disputes, a request for arbitration against the Indonesian government.

The arbitration tribunal was constituted in May 2004 and held its first session in July 2004, at which the Indonesian government objected the tribunal’s jurisdiction. As of June 30, 2005, the tribunal was still determining if it has jurisdiction to hear the dispute. The resolution of in-depth issues can take several years. Based on the information arising from the procedures indicated before, CEMEX will evaluate its investment in conformity with its accounting policies. As of June 30, 2004 and 2005, CEMEX used the best information available in order to valuate and update its investment in Gresik.

10. INTANGIBLE ASSETS AND DEFERRED CHARGES

As of June 30, 2004 and 2005, consolidated intangible assets of definite and indefinite life and deferred charges total amounts were Ps 48,290.3 and Ps 69,735.2, the increase is mainly due to the preliminary unallocated goodwill recorded as of June 30, 2005 resulting from the RMC acquisition (note 9).

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

11. SHORT-TERM AND LONG-TERM BANK LOANS AND NOTES PAYABLE

As of June 30, 2005, CEMEX had approximately U.S.$11.0 billion (Ps118.6 billion) of total debt, of which approximately 15% was short-term and 85% was long-term. Approximately 5.2% of our long-term debt at June 30, 2005, or approximately U.S.$0.5 billion (Ps5.3 billion), is to be paid in 2006, unless extended. As of June 30, 2005, without giving effect to our cross currency swap contracts, approximately 58% of our consolidated debt was dollar-denominated, approximately 18% was Euro-denominated, approximately 14% was peso-denominated, approximately 5% was Pound-denominated, approximately 5% was Yen-denominated and immaterial amounts were denominated in other currencies. The weighted average interest rates paid by us in the six-month period ended June 30, 2005 in our main currencies were 4.95% on our dollar-denominated debt, 0.51% on our Yen-denominated debt, 2.77% on our Euro-denominated debt, 10.11% on our peso-denominated debt and 5.23% on our Pound-denominated debt.

As of June 30, 2005, we were in compliance with all the financial covenants in our own and our subsidiaries’ debt instruments.

12. EXECUTIVE STOCK OPTION PROGRAMS

On June 17, 2005, the closing price of the CPOs on the Mexican Stock Exchange exceeded the equivalent of U.S.$8.50 per CPO (U.S.$4.25 per CPO after giving effect to the subsequent stock split), which triggered the automatic exercise of 131,996,243 stock options of the restricted plans. In accordance with the terms of these stock options, the gain realized by the executives holding the options upon the automatic exercise was distributed to them in the form of restricted CPOs, which resulted in the distribution of a total of 41,678,352 restricted CPOs (as adjusted to reflect the two for one stock split that became effective on July 1, 2005). Following this automatic exercise, stock options to purchase a total of 68,834,124 CPOs remained outstanding under our different stock option plans as of June 30, 2005 (as adjusted to reflect the two for one stock split that became effective on July 1, 2005).

13. DERIVATIVE FINANCIAL INSTRUMENTS

In compliance with the procedures and controls established by our risk management committee, we have entered into various derivative financial instrument transactions in order to manage our exposure to market risks resulting from changes in interest rates, foreign exchange rates and the price of our common stock. We actively evaluate the creditworthiness of the financial institutions and corporations that are counterparties to our derivative financial instruments, and we believe that they have the financial capacity to meet their obligations in relation to these instruments.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and are supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	(U.S.$ millions)
	At June 30, 2004		At June 30, 2005
Derivative Instruments	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value	Maturity Date
Equity forward contracts	1,068.5	103.4	1,280.2	65.1	Aug 05-Sep 06
Foreign exchange forward contracts	1,557.3	(146.7)	2,190.4	42.1	Jul 05-Jun 08
Interest rate swaps	1,950.0	(201.3)	3,325.0	(17.2)	May 07-Apr 10
Cross currency swaps	1,164.7	187.1	1,453.0	147.0	Jul 05-Apr 12
Derivatives related to energy	171.3	(8.1)	164.0	(4.6)	May 2017

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

As a result of the automatic exercise of stock options (note 12), and in an effort to simplify the Company’s capital structure, CEMEX has agreed with the forward banks to sell the CPOs or ADSs underlying the forward contracts with them in the combined offerings or pursuant to the exercise by the underwriters of their over-allotment option and to terminate these forward contracts prior to their scheduled termination to the extent the underlying CPOs or ADSs are sold in the combined offerings or pursuant to the exercise by the underwriters of their over-allotment option. Any CPOs underlying these forward contracts that are not sold in the combined offerings or pursuant to the exercise by the underwriters of the over-allotment option will be returned to the applicable forward banks, and the forward contracts with those forward banks will remain in effect with respect to the returned CPOs. If CEMEX sells all the CPOs and ADSs underlying the forward contracts in the combined offerings and pursuant to the exercise by the underwriters of their over-allotment opinion, all CEMEX’s existing forward contracts will be terminated, including those hedging CEMEX’s obligations under its remaining stock options will be terminated. CEMEX will analyze alternative hedging strategies to cover the obligations in respect of the unhedged portion of the remaining stock options.

14. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

As of June 30, 2004, a liability of Ps619.5 related to other postretirement benefits was offset against the net prepayment related to pension plans within the line Intangible Assets and Deferred Charges.

15. FOREIGN CURRENCY POSITION

As of June 30, 2005, the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin, are presented as follows:

U.S. dollars millions	Mexico		Foreign	Total
Current assets	9.2		7,808.3	7,817.5
Noncurrent assets	1,042.9	(1)	15,277.2	16,320.1

Total assets	1,052.1		23,085.5	24,137.6

Current liabilities	642.6		3,238.8	3,881.4
Long-term liabilities	2,555.4		7,554.4	10,109.8

Total liabilities	3,198.0		10,793.2	13,991.2

(1)	Non-monetary assets in Mexico of foreign origin.

The peso to dollar exchange rate as of June 30, 2004 and 2005 was Ps11.49 and Ps10.75 pesos per dollar, respectively.

Additionally, transactions of the Company’s Mexican operations denominated in foreign currencies for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Six months ended June 30,
U.S. dollars millions	2004	2005
Export sales	31.3	59.6
Import purchases	45.8	50.8
Financial income	5.6	8.7
Financial expense	176.5	171.8

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

16. GEOGRAPHIC SEGMENT DATA

The Company operates principally in the construction industry segment through the production and marketing of cement and ready-mix concrete. The following tables present, in accordance with the information analyzed for decision-making by management, selected condensed financial information of the Company’s main business units as of and for the six-month periods ended June 30, 2004 and 2005:

		Net Sales Six months ended June 30,		Operating Income Six months ended June 30,
		2004	2005	2004	2005
Mexico	Ps	15,584.1	16,149.9	6,156.6	5,434.0
United States		10,429.8	15,761.6	1,107.1	2,640.3
United Kingdom		—	7,275.9	—	458.0
Spain		7,058.6	8,310.4	1,741.8	2,061.7
Rest of Europe		—	11,906.6	—	1,039.7
South America, Central America and the Caribbean		6,759.8	6,900.0	2,116.8	1,212.7
Africa and the Middle East		1,030.5	2,522.0	305.6	518.8
Asia		1,014.8	1,368.0	179.7	210.9
Others		5,209.7	5,510.7	(1,778.4)	(790.6)

		47,087.3	75,705.1	9,829.2	12,785.5
Eliminations		(4,259.9)	(1,018.6)	—	—

Consolidated	Ps	42,827.4	74,686.5	9,829.2	12,785.5

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption “eliminations”.

		Depreciation and Amortization Six months ended June 30,
		2004	2005
Mexico	Ps	868.0	839.9
United States		1,137.2	1,255.6
United Kingdom		—	516.6
Spain		650.3	385.5
Rest of Europe		—	700.3
South America, Central America and the Caribbean		798.6	749.3
Africa and the Middle East		181.8	162.1
Asia		241.9	156.2
Others		597.4	(144.3)

Consolidated	Ps	4,475.2	4,621.2

For purposes of the preceding table, goodwill amortization reported by holding companies has been allocated to the business geographic segment that originated such goodwill amounts. Therefore, this information is not directly comparable with the information of the individual entities, which are comprised in each segment. Additionally, in the Company’s consolidated income statement, goodwill amortization is recognized as part of other expenses, net.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

Total assets and investment in fixed assets by geographic segment are summarized as follows:

		Total Assets		Investment in Fixed Assets(2)
		As of June 30,		As of June 30,
		2004	2005	2004	2005
Mexico	Ps	59,095.8	59,534.5	375.8	340.2
United States		46,659.7	64,526.7	497.6	770.7
United Kingdom		—	23,709.2	—	226.9
Spain		34,088.5	37,227.0	194.9	192.6
Rest of Europe		—	34,399.7	—	610.0
South America, Central America and the Caribbean		29,165.0	31,891.2	210.0	123.1
Africa and the Middle East		4,106.0	8,911.6	33.9	23.0
Asia		12,299.7	11,277.3	8.3	10.9
Others(1)		80,812.7	74,925.4	268.2	554.9

		266,227.4	346,402.6	1,588.7	2,852.3
Eliminations		(83,303.8)	(64,026.6)	—	—

Consolidated	Ps	182,923.6	282,376.0	1,588.7	2,852.3

(1)	Includes, in addition to trade maritime operating assets and other assets, related party balances of the parent Company of Ps34,421.6 and Ps32,240.5 in 2004 and 2005, respectively, which are eliminated in consolidation.
(2)	Corresponds to investments in fixed assets not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position within “Properties, machinery and equipment, net”, which considers the inflation effects in accordance with Bulletin B-10.

17. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the last twelve months period by the weighted average number of common shares outstanding during the same period. Diluted earnings per share reflect on the weighted average number of common shares outstanding and the effects of any transaction carried out by the Company, which have a potentially dilutive effect on such number of shares.

The amounts considered for calculations are summarized as follows:

	Basic number of shares(1)	Diluted number of shares(1)		Majority interest net income (last twelve months)		Basic EPS		Diluted EPS
June 30, 2004	9,753,316,240	9,807,864,094	Ps	9,041.3	Ps	0.93	Ps	0.93
June 30, 2005	10,180,080,578	10,251,164,968		20,226.9		1.99		1.98

(1)	Giving retroactive effect to the stock split effected in July 2005.

The difference between the basic and diluted average number of shares in June 30, 2004 and 2005 is attributable to the additional shares to be issued under the Company’s fixed employee stock option programs (see note 12). In addition, beginning in 2003, the Company includes the dilutive effect on the basic number of shares resulting from the equity forward contracts in the Company’s own stock, determined under the inverse treasury method.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

18. TAX ASSESSMENTS

The Company and some of its subsidiaries in Mexico have been notified of several tax assessments related to different tax periods, determined by the Mexican tax authorities according to its verification attributions. These tax assessments are for an amount of approximately Ps723.6 as of June 30, 2005. The tax assessments result primarily from: (i) recalculation of the inflationary tax deduction, since the tax authorities claim that “Advance Payments to Suppliers” and “Guaranty Deposits” are not by their nature credits; (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred; (iii) disallowed determination of tax loss carryforwards; and (iv) disallowed reduction of BAT by the controlling entity on the grounds that the creditable amount should be in proportion to the equity interest it has over the controlled entities. The companies involved are using the available defense actions granted by law in order to cancel the tax claims.

19. RECENT DEVELOPMENTS

On July 1, 2005, CEMEX and Ready Mix USA, a private ready-mix concrete company with operations in the southeastern United States, established a joint venture to serve the construction materials market in the southeast region of the United States. Under the terms of the arrangement, the subsidiary of CEMEX in the U.S. contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia), eleven cement terminals and CEMEX’s ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to the joint venture. Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture will be managed by CEMEX, and the ready-mix concrete, aggregate and concrete block assets will be managed by Ready Mix USA. After the third anniversary of the formation of the joint venture, Ready Mix USA will have the option, but not the obligation, to require CEMEX to purchase Ready Mix USA’s interest in the joint venture at a purchase price based on the earnings generated by the joint venture’s assets.

On September 1, 2005, CEMEX and Ready Mix USA expanded the scope of the joint venture, in connection with which CEMEX contributed 27 additional ready-mix plants and four additional concrete block facilities located in the Atlanta, Georgia metropolitan area. Ready Mix USA will manage these newly contributed assets along with the other ready-mix concrete, aggregate and concrete block assets of the joint venture. As consideration for the contribution of these additional assets, CEMEX received from the joint venture approximately U.S.$91.6 million plus additional cash in respect of the working capital related to the additional assets.

As a condition to closing the RMC acquisition, CEMEX agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area by September 1, 2005. To comply with this divestiture obligation, on May 23, 2005, CEMEX entered into an agreement to sell RMC’s operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million. The sale of the RMC Tucson assets to California Portland Cement Company was subject to the approval of the FTC, which was received on August 19, 2005, and the transaction was completed on August 29, 2005. CEMEX does not believe the divestiture of these assets will have a material effect on its U.S. operations.

On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with certain employees and former employees of Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, and the company in charge of building the mass public transportation system of Bogotá, Colombia, for the premature distress of the

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the six-month periods ended June 30, 2004 and 2005

(Millions of constant Mexican Pesos as of June 30, 2005)

roads built for such transportation system using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the ASOCRETO defendants modified the initial specifications of the transportation system to include certain construction materials supplied by CEMEX Colombia, and that as a result of these changes in the specifications, the base material supplied for the road construction failed to meet certain technical quality standards. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed and estimate that the cost of such repair will be approximately U.S.$45 million. CEMEX Colombia is vigorously contesting this lawsuit. At this preliminary stage in the proceedings, CEMEX is not able to assess the likelihood of an adverse result in this lawsuit or the potential damages which could be borne by CEMEX Colombia. Typically, proceedings of this nature continue for several years before final resolution.

On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking €102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. At this preliminary stage in the proceedings, CEMEX is not able to assess the likelihood of an adverse result in this lawsuit or the potential damages which could be borne by CEMEX Deutschland AG.

RMC Group Limited

Report of independent auditors

To the Board of Directors and Shareholders of RMC Group Ltd:

We have audited the accompanying consolidated balance sheets of RMC Group Ltd and its subsidiaries as of December 31, 2004 and December 31, 2003 and the related consolidated profit and loss accounts, statements of recognised gains and losses, consolidated cash flow statements and the notes to the financial statements for the three years in the period ended 31 December, 2004, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RMC Group Ltd and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in Note 1, the Group changed its method of accounting for employee share ownership trusts and employee share schemes, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2003 and 2002 and for the years then ended.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/    PricewaterhouseCoopers LLP

London, England

6 June 2005

RMC Group Limited

Profit and loss account for the years ended 31 December

	Notes	2004 £m		2003 £m		2002 £m
Turnover
Continuing operations		4,098.3		4,118.6		4,037.5
Acquisitions		22.8		—		—
Discontinued operations		—		296.4		464.8

Turnover of subsidiary undertakings	3	4,121.1		4,415.0		4,502.3

Operating profit/(loss)
Before exceptional items		206.9		194.3		212.8
Operating exceptional items		(293.2)		(36.4)		(31.4)

		(86.3)		157.9		181.4

Operating profit/(loss)
Continuing operations	4	(87.5)		118.3		150.0
Acquisitions		1.2		1.3		—
Discontinued operations		—		38.3		31.4

Operating profit		(86.3)		157.9		181.4
Share of operating profit of joint ventures and associated undertakings	3/4	18.0		17.1		11.1

Total trading profit/(loss)	2/3	(68.3)		175.0		192.5
Non-operating exceptional items
—(loss)/profit on disposal of discontinued operations		(0.7)		22.3		39.5
—loss on disposal/termination of continuing operations		—		(16.2)		(13.9)
—loss on disposal of investment—Australia		(8.5)		—		—
—(loss)/profit on disposal of fixed assets of continuing operations		(0.6)		—		1.7
—restructuring costs of continuing operations		10.9		(235.6)		—

Profit/(loss) before net interest payable		(67.2)		(54.5)		219.8
Interest payable (net)	5	58.2		78.4		83.7

Profit/(loss) on ordinary activities before taxation		(125.4)		(132.9)		136.1
Taxation	6	15.7		(5.0)		37.9

Profit/(loss) on ordinary activities after taxation		(141.1)		(127.9)		98.2
Minority interests		15.6		28.2		27.9

Profit/(loss) for the year attributable to shareholders		(156.7)		(156.1)		70.3
Dividends	7	25.2		82.6		82.6

Retained loss for the year		(181.9)		(238.7)		(12.3)

Earnings per share of 25p	8
Basic		(58.9	)p	(59.0	)p	26.5p
Basic excluding exceptional items		50.4	p	23.8	p	28.4p
Basic excluding exceptional items and goodwill amortisation		59.2	p	37.1	p	41.4p
Diluted		(58.9	)p	(59.0	)p	26.5p
Diluted excluding exceptional items		49.9	p	23.7	p	28.4p
Diluted excluding exceptional items and goodwill amortisation		58.7	p	37.0	p	41.3p

The notes on pages F-34 to F-102 form part of these financial statements.

RMC Group Limited

Balance sheet as at 31 December

	Notes	2004 £m	2003 £m
Fixed assets
Intangible assets—Goodwill	10	201.8	367.1

Tangible assets	11	2,311.1	2,352.5
Properties held for resale	11	9.4	14.3

	11	2,320.5	2,366.8

Investments
Joint ventures	13
—share of gross assets		106.4	111.8
—share of gross liabilities		(45.4)	(50.7)

		61.0	61.1

Associated undertakings	13	30.0	38.5
Other investments	13	4.2	4.8

		95.2	104.4

		2,617.5	2,838.3

Current assets
Stocks	14	290.1	265.4

Debtors—due within one year	15	852.7	815.3
Debtors—due after one year	15	56.2	59.5

		908.9	874.8

Investments—Australia	16	—	145.2
Investments	16	38.4	35.9
Cash at bank and in hand		140.3	125.8

		1,377.7	1,447.1

Creditors: amounts falling due within one year
Loans and overdrafts	17	339.2	410.9
Dividend	7	—	57.7
Creditors	18	910.8	931.6

		1,250.0	1,400.2

Net current assets		127.7	46.9

Total assets less current liabilities		2,745.2	2,885.2

Creditors: amounts falling due after more than one year
Bank and other loans	19	746.3	665.0
Deferred creditors	20	72.6	76.1

		818.9	741.1

Provisions for liabilities and charges
Deferred taxation	21	165.6	188.3
Other provisions	21	253.9	285.6

		419.5	473.9

		1,238.4	1,215.0

Net assets		1,506.8	1,670.2

Capital and reserves
Called up equity share capital	22	66.6	66.3
Share premium account	22	656.4	651.5
Profit and loss account	24	635.7	797.2

Shareholders’ equity funds		1,358.7	1,515.0
Minority interests (including non-equity interests)	25	148.1	155.2

Total capital and reserves		1,506.8	1,670.2

The notes on pages F-34 to F-102 form part of these financial statements.

RMC Group Limited

Cashflow statement for the years ended 31 December

		2004	2003	2002
	Notes	£m	£m	£m
Cash flow from operating profit	26	259.7	388.6	392.0
Dividends from joint ventures and associates		4.9	12.1	8.2

Returns on investments and servicing of finance
Interest and dividend income received		15.2	6.0	7.1
Interest paid		(67.2)	(79.2)	(88.1)
Issue of costs of new bank loan		—	(1.8)	(4.5)
Dividends paid to minority interests		(11.3)	(17.8)	(17.7)

		(63.3)	(92.8)	(103.2)

Taxation—Corporation and other taxes paid		(50.3)	(43.9)	(36.2)

Capital expenditure and financial investment:
Purchase of tangible fixed assets		(222.9)	(191.9)	(184.6)
Purchase of and loans to fixed asset investments		(1.2)	(2.0)	(0.4)
Sale of tangible fixed assets*		77.5	31.3	60.1
Sale of fixed asset investments		1.9	0.7	9.4

		(144.7)	(161.9)	(115.5)

Acquisitions and disposals
Purchase of subsidiaries/businesses	30	(43.8)	(30.9)	(22.0)
Net overdrafts acquired with subsidiaries	30	(0.8)	(4.2)	—
Purchase of minority interests in subsidiaries		(8.4)	(29.6)	(2.7)
Sale of subsidiaries/businesses/investment—Australia		143.6	308.8	237.8
Net overdrafts/(cash) disposed of with subsidiaries/businesses		0.1	(5.8)	(12.1)
Deferred cash receipts		—	—	8.4
Deferred cash payments		—	(7.5)	—
Purchase of and loans to joint ventures and associated undertakings		(1.4)	(10.6)	(6.1)
Sale of and loans from joint ventures and associated undertakings		15.8	5.4	5.7

		105.1	225.6	209.0

The notes on pages F-34 to F-102 form part of these financial statements.

RMC Group Limited

Cashflow statement for the years ended 31 December (continued)

		2004	2003	2002
	Notes	£m	£m	£m
Equity dividends
Equity dividends paid to RMC Shareholders		(82.9)	(82.6)	(82.6)
Net cash inflow before management of liquid resources and financing		28.5	245.1	271.7
Management of liquid resources	27	3.3	22.7	15.1

Financing
Equity:
Issues of equity share capital		5.2	0.9	1.2
Minority interests’ equity capital contributions		0.1	—	7.0

		5.3	0.9	8.2

Debt:
New loans raised		122.3	100.4	390.5
Repayment of loans		(109.5)	(219.8)	(680.3)

		12.8	(119.4)	(289.8)

Increase in cash in the year	28	49.9	149.3	5.2

*	including assets held for resale

The contribution in 2004 of acquisitions to the cash flow statement is as follows: cash flow from operating activities: £1.1 million (2003: £1.3 million) (2002: £(3.3) million), capital expenditure and financial investment: £nil (2003: £nil million) (2002: £(4.0) million). The contribution of discontinued operations is as follows: cash flow from operating activities: £nil (2003: £21.1 million) (2002: £(20.9) million), taxation: £nil (2003: £(1.9) million) (2002: £(0.7) million), returns on investments and servicing of finance £nil (2003: £(10.4) million) (2002: £nil), capital expenditure and financial investment: £nil (2003: £(17.8) million) (2002: £0.1 million).

Cash flows in respect of non-operating exceptional items included in acquisitions and disposals: £143.5 million (2003: £296.6 million) (2002: £234.5 million).

Cash flows in respect of operating exceptional items included in cash flow from operating activities: £(30.9) million (2003: £(8.4) million) (2002: £(7.6) million).

The notes on pages F-34 to F-102 form part of these financial statements.

RMC Group Limited

Statement of total recognised gains and losses

for the years ended 31 December

	2004	2003	2002
	£m	£m	£m
(Loss)/profit for the year attributable to shareholders	(156.7)	(156.1)	70.3

Other gains and losses:
Foreign currency translation adjustments
—Group	21.7	24.5	12.7
—Joint ventures	(0.6)	3.5	(2.6)
—Associated undertakings	(1.8)	1.8	2.2

	19.3	29.8	12.3

Total recognised gains and losses for the year	(137.4)	(126.3)	82.6
Prior year adjustment (as explained in note 13)	(1.6)

Total recognised gains and losses since last annual report	(139.0)

Foreign currency translation adjustments in Group undertakings are stated after credits for taxation of £nil (2003: £4.6million; 2002: £nil).

Total recognised gains and losses for the year for joint ventures are £15.2 million (2003: £15.8 million; 2002: £7.4 million) and for associated undertakings are £(3.6)million (2003: £(1.8)million; 2002: £(5.2)million).

The notes on pages F-34 to F-102 form part of these financial statements.

RMC Group Limited

Movements in shareholders’ equity funds

for the years ended 31 December

	2004	2003
	£m	£m
(Loss)/profit for the year attributable to shareholders	(156.7)	(156.1)
Dividends	(25.2)	(82.6)

	(181.9)	(238.7)

Foreign currency translation adjustments	19.3	29.8
New share capital	5.2	0.9
Goodwill written back on disposal	1.1	5.6

	(156.3)	(202.4)

Shareholders’ equity funds at 1 January	1,516.6	1,719.0
Prior year adjustment (as explained in Notes 13/6)	(1.6)	(1.6)
Shareholders’ equity funds at 1 January	1,515.0	1,717.4

Shareholders’ equity funds at 31 December	1,358.7	1,515.0

The notes on pages F-34 to F-102 form part of these financial statements.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	Accounting policies

Basis of accounting

Principal accounting policies

The Group accounts are prepared in accordance with the Companies Act 1985 and applicable United Kingdom Accounting Standards. A summary of the more important Group accounting policies follows. These policies have been applied consistently, with the exception of those detailed immediately below. The Group accounts are prepared using the historical cost convention.

Change in accounting policies

The Group has adopted UITF 17 (revised 2003), “Employee share schemes”, and UITF 38, “Accounting for ESOP trusts”, in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 13. There was no material impact on the adoption of UITF 17 (revised 2003) on 2003 and 2004, and therefore prior year figures have not been restated.

Group accounts

The Group accounts comprise the audited accounts of the Company and all its subsidiary undertakings made up to 31 December, using the acquisition method of accounting, together with the Group’s share of the results of all joint ventures and associated undertakings. Where necessary, the accounts of subsidiary undertakings, joint ventures and associated undertakings are adjusted to reflect Group accounting policies. Where subsidiary undertakings, joint ventures and associated undertakings are acquired or disposed of during the year, the Group profit and loss account reflects their results from the date of acquisition or to the date of disposal.

Turnover

Turnover is recognised as goods are invoiced to customers, which is normally at the point that goods are dispatched. It excludes sales-related taxes and intra-Group transactions. Turnover is recognised net of any discounts agreed with the customer.

Joint ventures and associated undertakings

Joint ventures are undertakings in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group, generally holding 50% of voting rights, and one or more other parties under a contractual arrangement. Associated undertakings are those undertakings in which the Group has a participating interest of at least 20% of voting rights and in which, in the opinion of the Directors, the Group exercises a significant influence in management without having joint control such as would require the undertaking to be accounted for as a joint venture.

The Group’s share of turnover and results of all joint ventures and associated undertakings up to 31 December is included in the Group profit and loss account on the basis of audited financial statements or, where these are not available, on the basis of unaudited management accounts.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Depreciation

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful economic lives. The expected useful economic lives of the assets to the business are reassessed periodically in the light of experience. Annual rates of depreciation most widely used are:

Land and buildings	%
Freehold buildings	2–5
Leasehold land and buildings (or over the life of the lease if shorter)	2–5

Plant, machinery and equipment	%
Fixed	2.5–10
Mobile (including truckmixers)	12.5
Motor vehicles	20

Excess depreciation arising on the disposal of plant, machinery and equipment, and motor vehicles, unless material, is included in operating profit. Freehold land is not depreciated. The cost of mineral deposits is depleted in the proportion which the production for the year bears to the latest estimates of mineral reserves.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit. The discount rate applied is based upon the Group’s pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant unit.

Property disposals

Property disposals, including depleted aggregates deposits, are regarded as part of the ordinary activities of the Group. The results of the Property division are disclosed separately in the segmental analysis by business. Disposals of properties are recognised on completion.

Grants

Grants received from governments and other agencies, where they relate to expenditure on fixed assets or are to finance the activities of the Group over a number of years, are recognised in the profit and loss account over the expected useful economic lives of the related assets or over that number of years, and to the extent not so recognised are treated as deferred income.

Grants which are intended to give immediate financial support or assistance or which are made to reimburse costs incurred, are included in the profit and loss account so as to match with those costs in the period in which they become receivable.

Deferred taxation

Provision for deferred tax is made on all timing differences that have originated, but not reversed at the balance sheet date. A deferred tax asset is regarded as recoverable and therefore recognised only when it is regarded as more likely than not that there will be sufficient future taxable profits. Deferred tax is not discounted.

Pensions

The expected costs of pensions are provided on systematic and rational bases over the period of service of members of the schemes, so that pension charges represent a consistent proportion of the related payroll costs.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Operating leases

Costs incurred in respect of operating leases are charged in arriving at the operating profit for the year.

Goodwill

Goodwill arising on acquisitions made from 1 January 1998 is capitalised and amortised over 20 years or over its estimated economic useful life, if shorter, in accordance with FRS 10. Goodwill represents the excess of the cost of investment in new subsidiaries, joint ventures and associated undertakings over the fair value of net assets acquired. The Group has elected as a matter of policy not to reinstate goodwill written off to reserves prior to 1998. Refer to the depreciation note above, in respect to the Group’s policy on impairments. Profits or losses on disposals of businesses include attributable goodwill to the extent that it has not previously been charged in the profit and loss account with a corresponding credit being taken to reserves.

Stocks

Stocks are stated at the lower of cost and net value. Work in progress is mainly in respect of short-term contracts which are valued at cost. Provision is made for any losses expected to arise on completion of such contracts. Cost comprises direct materials, direct labour and appropriate production overheads. Net value comprises the estimated selling price, less further production costs to completion and appropriate selling and distribution costs. Provision is made for obsolescent, slow-moving and defective stocks.

Finance lease receivables

Income from finance leasing contracts, being the excess of total rentals received over the cost of the net investment in finance leasing contracts, is taken to profit in accordance with the investment period method of accounting in direct relationship to the reducing capital invested during the primary leasing period. Amounts written off the net investment in such leases are calculated to write off the cost over the primary periods of the contracts.

Foreign currencies

Assets and liabilities of subsidiaries and interests in joint ventures and associated undertakings in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries, joint ventures and associated undertakings are translated at the average rate of exchange for the year. Differences on exchange arising from the retranslation to closing rates of the opening net investment in subsidiary companies, loans designated as hedges, and from the translation of the results of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Investments

Investments held as current assets are valued at the lower of cost or market value. Profits or losses on sales are included in investment income for the year. Fixed asset investments are valued at cost less amounts written off. The shares held for resale within Investments—Australia have been valued at Directors’ valuation.

Provisions

Provisions are held in the balance sheets of certain foreign Group undertakings covering their pension obligations. The estimated costs of reinstating aggregate-bearing land are provided over the period of mineral extraction. Where there is a legal obligation to decommission plant or to monitor landfill sites, the costs of decommissioning/ monitoring are provided in full as soon as the obligation arises, with an equal and opposite amount being capitalised as a fixed asset and amortised over the period the sites are operated. Provisions of a long-term nature are discounted.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Financial instruments

The Group uses financial instruments primarily to manage its exposure to fluctuations in currency exchange rates and interest rates. Principal instruments used are cross currency swaps, interest rate swaps and forward currency exchange contracts.

Cross currency swaps are used to manage the currency profile of the Group’s net debt and interest rate swaps are used to manage the interest rate profile of the Group’s net financial liabilities. Currency assets and liabilities inherent in cross currency swaps used to hedge the net investment in foreign subsidiaries, joint ventures and associated undertakings are revalued at the closing rate of exchange with the resulting gain or loss recognised in the statement of total recognised gains and losses. In the event that cross currency swaps are not, or cease to be, treated as hedges of such net investments, the gain or loss on currency revaluation is recognised in the profit and loss account. Interest payments and receipts and interest differentials associated with cross currency swaps and interest rate swaps are treated as interest in the profit and loss account and accrued over time.

Forward foreign exchange contracts are used to fix the local currency value of cash flows arising other than in local currency. Assets and liabilities in anticipation of the relevant cash flows are valued at the relevant forward exchange rate, otherwise gains or losses associated with the forward contract are deferred until they are realised. Where such forward exchange contracts cease to hedge future cash flows they are revalued at market rate with any gain or loss recognised in the profit and loss account.

Any premium paid to acquire a financial instrument is recognised in the profit and loss account over the life of the instrument with any unamortised premium at the time of termination or cancellation immediately recognised in the profit and loss account.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2	(i) Segmental reporting of total turnover, EBITA* before exceptional items, total trading profit (after operating exceptional items) and net operating assets (including joint ventures and associates)

	2004
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
a) Geographical Analysis
Continuing operations:
Great Britain	1,082.3	50.7	(162.9)	724.9
Germany	659.0	(10.1)	(10.1)	419.5
Rest of Europe	1,406.0	117.7	16.8	1,066.4
United States of America	1,102.0	83.9	83.0	439.9
Rest of the World	223.5	6.5	4.9	109.7

	4,472.8	248.7	(68.3)	2,760.4

Continuing operations include contributions from acquisitions in:
Great Britain	3.4	—	—	2.2
Rest of Europe	18.8	1.6	1.5	32.9
United States of America	0.6	(0.3)	(0.3)	2.7

	22.8	1.3	1.2	37.8

*	Total trading profit excluding goodwill amortisation of £23.8 million and operating exceptional charges of £293.2 million.

Turnover is disclosed on an origin basis only as there is no material difference on a destination basis. Net operating assets of subsidiary undertakings comprise goodwill, tangible fixed assets, investments in joint ventures and associated undertaking, stocks and debtors (excluding corporation taxes), less creditors (excluding corporation taxes) and deferred creditors (excluding corporation taxes), less other provisions (excluding pensions and deferred tax).

The Group assesses the underlying performance of its businesses by adjusting UK GAAP statutory results to exclude goodwill amortisation and operating exceptional charges. Excluding these items, enables management of the Group to focus on the operational performance of the business. Goodwill amortisation is a financially material item within the Group’s Accounts and operating exceptional items which primarily relate to goodwill impairments are also material. The Group recognises that presenting performance measures which exclude goodwill amortisation and operating exceptional charges is additional disclosure to that required under UK GAAP. Furthermore, the Group recognises that such non-GAAP performance measures should not be viewed as replacements for, or alternatives to, comparable GAAP measures, rather they should be considered as supplementary measures of the Group’s operating performance. In addition, the non-GAAP measures used by the Group differ from, and may not be comparable to, similarly-titled measures used by other companies.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Great Britain	1,061.3	68.0	31.6	860.7
Germany	758.3	(48.3)	(52.6)	392.3
Rest of Europe	1,362.4	106.9	90.5	1,070.3
United States of America	1,139.0	61.4	59.6	453.8
Rest of the World	196.4	6.3	1.1	114.6

	4,517.4	194.3	130.2	2,891.7

Discontinued operations:
Great Britain	55.2	4.0	4.0	—
Rest of the World	300.5	48.7	40.8	—

	355.7	52.7	44.8	—

Total:
Great Britain	1,116.5	72.0	35.6	860.7
Germany	758.3	(48.3)	(52.6)	392.3
Rest of Europe	1,362.4	106.9	90.5	1,070.3
United States of America	1,139.0	61.4	59.6	453.8
Rest of the World	496.9	55.0	41.9	114.6

	4,873.1	247.0	175.0	2,891.7

*	Total trading profit excluding goodwill amortisation of £35.6 million and operating exceptional charges of £36.4 million.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Great Britain	1,037.2	67.7	45.7	946.0
Germany	766.0	(0.3)	(21.0)	594.0
Rest of Europe	1,212.4	92.3	79.8	1,041.1
United States of America	1,255.4	57.2	51.8	523.2
Rest of the World	181.5	1.6	(0.5)	125.1

	4,452.5	218.5	155.8	3,229.4

Discontinued operations:
Great Britain	118.6	10.4	10.4	39.1
Germany	30.3	(4.6)	(4.6)	—
Rest of Europe	138.4	4.3	4.0	17.0
Rest of the World	231.6	34.2	26.9	358.2

	518.9	44.3	36.7	414.3

Total:
Great Britain	1,155.8	78.1	56.1	985.1
Germany	796.3	(4.9)	(25.6)	594.0
Rest of Europe	1,350.8	96.6	83.8	1,058.1
United States of America	1,255.4	57.2	51.8	523.2
Rest of the World	413.1	35.8	26.4	483.3

	4,971.4	262.8	192.5	3,643.7

*	Total trading profit excluding goodwill amortisation of £34.8 million and operating exceptional charges of £35.5 million.

Discontinued operations comprise the waste management division in Great Britain, which was sold in June 2003, and the Group’s businesses in Australia and India, which were sold in December 2003. In 2002 these also include Durox in Great Britain, YTONG in Germany and Rest of Europe and the Group’s businesses in the Benelux countries and Jordan.

Turnover is disclosed on an origin basis only as there is no material difference on a destination basis. Net operating assets of subsidiary undertakings comprise goodwill, tangible fixed assets, investments in joint ventures and associated undertaking, stocks and debtors (excluding corporation taxes), less creditors (excluding corporation taxes) and deferred creditors (excluding corporation taxes), less other provisions (excluding pensions and deferred tax).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	3,248.5	172.9	59.4	1,427.3
Cement, lime and concrete products	990.5	48.6	(153.8)	1,295.0
Waste control and others	185.6	(0.3)	(1.4)	30.5
Property	48.2	27.5	27.5	7.6

	4,472.8	248.7	(68.3)	2,760.4

Continuing operations include contributions from acquisitions of:
Ready mixed concrete and aggregates	16.8	1.2	1.2	32.9
Cement, lime and concrete products	6.0	0.1	—	4.9

	22.8	1.3	1.2	37.8

*	Total trading profit excluding goodwill amortisation of £23.8 million and operating exceptional charges of £293.2 million.

	2003
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Ready mixed concrete and aggregates	3,263.0	145.5	116.8	1,420.3
Cement, lime and concrete products	1,051.4	33.0	(1.4)	1,452.2
Waste control and others	184.2	4.6	3.6	6.4
Property	18.8	11.2	11.2	12.8

	4,517.4	194.3	130.2	2,891.7

Discontinued operations:
Ready mixed concrete and aggregates	48.2	0.9	0.5	—
Cement, lime and concrete products	252.3	47.8	40.3	—
Waste control and others	55.2	4.0	4.0	—

	355.7	52.7	44.8	—

Total:
Ready mixed concrete and aggregates	3,311.2	146.4	117.3	1,420.3
Cement, lime and concrete products	1,303.7	80.8	38.9	1,452.2
Waste control and others	239.4	8.6	7.6	6.4
Property	18.8	11.2	11.2	12.8

	4,873.1	247.0	175.0	2,891.7

*	Total trading profit excluding goodwill amortisation of £35.6 million and operating exceptional charges of £36.4 million.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Total turnover £m	EBITA* before exceptional items £m	Total trading profit £m	Net operating assets £m
Continuing operations:
Ready mixed concrete and aggregates	3,147.6	152.7	136.1	1,599.6
Cement, lime and concrete products	990.0	47.9	8.0	1,564.9
Waste control and others	286.5	1.4	(4.8)	28.7
Property	28.4	16.5	16.5	36.2

	4,452.5	218.5	155.8	3,229.4

Discontinued operations:
Ready mixed concrete and aggregates	69.9	(0.5)	(0.7)	51.4
Cement, lime and concrete products	331.4	34.5	27.1	323.8
Waste control and others	117.6	10.3	10.3	39.1

	518.9	44.3	36.7	414.3

Total:
Ready mixed concrete and aggregates	3,217.5	152.2	135.4	1,651.0
Cement, lime and concrete products	1,321.4	82.4	35.1	1,888.7
Waste control and others	404.1	11.7	5.5	67.8
Property	28.4	16.5	16.5	36.2

	4,971.4	262.8	192.5	3,643.7

*	Total trading profit excluding goodwill amortisation of £34.8 million and operating exceptional charges of £35.5 million.

Included in the tables above are the Group’s share of joint ventures’ turnover of £81.4 million (2003: £155.6 million; 2002: £140.9 million), trading profit of £9.6 million (2003: £18.1 million; 2002; £15.4 million) and net operating assets of £61.0 million (2003: £61.1 million; 2002: £77.5 million) and the Group’s share of associated undertakings’ turnover of £270.3 million (2003: £302.5 million; 2002: £328.2 million), trading profit of £8.4 million (2003: loss £1.0 million; 2002: profit £4.3 million) and net operating assets of £30.0 million (2003: £38.5 million; 2002: £70.9 million).

2	(ii) Segmental reporting of Group’s share of turnover of joint ventures and associated undertakings (continued)

	2004 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	9.6	2.0	11.6
Germany	3.7	84.9	88.6
Rest of Europe	39.6	16.2	55.8
United States of America	—	167.2	167.2
Rest of World	28.5	—	28.5

	81.4	270.3	351.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	10.7	1.9	12.6
Germany	5.1	122.0	127.1
Rest of Europe	44.2	15.5	59.7
United States of America	—	163.1	163.1
Rest of World	36.3	—	36.3

	96.3	302.5	398.8

Discontinued operations:
Rest of World	59.3	—	59.3

	59.3	—	59.3

Total
Great Britain	10.7	1.9	12.6
Germany	5.1	122.0	127.1
Rest of Europe	44.2	15.5	59.7
United States of America	—	163.1	163.1
Rest of World	95.6	—	95.6

	155.6	302.5	458.1

	2002 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
a) Geographical analysis
Continuing operations:
Great Britain	10.2	2.6	12.8
Germany	5.5	137.7	143.2
Rest of Europe	34.7	13.7	48.4
United States of America	—	170.2	170.2
Rest of World	40.3	—	40.3

	90.7	324.2	414.9

Discontinued operations:
Rest of Europe	—	4.0	4.0
Rest of World	50.2	—	50.2

	50.2	4.0	54.2

Total
Great Britain	10.2	2.6	12.8
Germany	5.5	137.7	143.2
Rest of Europe	34.7	17.7	52.4
United States of America	—	170.2	170.2
Rest of World	90.5	—	90.5

	140.9	328.2	469.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	75.0	92.1	167.1
Cement, lime and concrete products	3.0	11.0	14.0
Waste control and others	3.4	167.2	170.6

	81.4	270.3	351.7

	2003 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	88.2	129.0	217.2
Cement, lime and concrete products	3.1	4.3	7.4
Waste control and others	5.0	169.2	174.2

	96.3	302.5	398.8

Discontinued operations:
Ready mixed concrete and aggregates	5.4	—	5.4
Cement, lime and concrete products	53.9	—	53.9

	59.3	—	59.3

Total
Ready mixed concrete and aggregates	93.6	129.0	222.6
Cement, lime and concrete products	57.0	4.3	61.3
Waste control and others	5.0	169.2	174.2

	155.6	302.5	458.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002 Turnover
	Joint ventures £m	Associated undertakings £m	Total £m
b) Analysis by business
Continuing operations:
Ready mixed concrete and aggregates	86.6	142.6	229.2
Cement, lime and concrete products	4.1	5.6	9.7
Waste control and others	—	176.0	176.0

	90.7	324.2	414.9

Discontinued operations:
Ready mixed concrete and aggregates	2.7	3.1	5.8
Cement, lime and concrete products	47.5	0.9	48.4

	50.2	4.0	54.2

Total
Ready mixed concrete and aggregates	89.3	145.7	235.0
Cement, lime and concrete products	51.6	6.5	58.1
Waste control and others	—	176.0	176.0

	140.9	328.2	469.1

3	Analysis of total turnover to total trading profit

	2004
	Continuing £m	Acquisitions £m	Total £m
Turnover
Total turnover	4,450.0	22.8	4,472.8

Less share of turnover of:
—Joint ventures	81.4	—	81.4
—Associated undertakings	270.3	—	270.3
Turnover of subsidiary undertakings	4,098.3	22.8	4,121.1
Cost of sales	2,893.6	17.3	2,910.9
Gross profit	1,204.7	5.5	1,210.2
Distribution costs	(879.4)	(3.4)	(882.8)
Administrative expenses	(467.4)	(0.8)	(468.2)
Other operating income	54.6	(0.1)	54.5
Operating profit	(87.5)	1.2	(86.3)

Share of operating profits of:
—Joint ventures	9.6	—	9.6
—Associated undertakings	8.4	—	8.4

	18.0	—	18.0

Total trading profit	(69.5)	1.2	(68.3)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The share of operating profits of joint ventures and associated undertakings is stated after amortisation of goodwill as follows:

	2004 £m	2003 £m	2002 £m
Joint ventures	0.1	0.4	0.6
Associated undertakings	0.2	0.2	0.6

	0.3	0.6	1.2

	2003
	Continuing £m	Discontinued £m	Total £m
Turnover
Total turnover	4,517.4	355.7	4,873.1

Less share of turnover of:
—Joint ventures	96.3	59.3	155.6
—Associated undertakings	302.5	—	302.5
Turnover of subsidiary undertakings	4,118.6	296.4	4,415.0
Cost of sales	2,746.6	214.2	2,960.8
Gross profit	1,372.0	82.2	1,454.2
Distribution costs	(868.9)	(30.9)	(899.8)
Administrative expenses	(399.1)	(13.4)	(412.5)
Other operating income	15.6	0.4	16.0
Operating profit	119.6	38.3	157.9

Share of operating profits/(losses) of:
—Joint ventures	11.6	6.5	18.1
—Associated undertakings	(1.0)	—	(1.0)

	10.6	6.5	17.1

Total trading profit	130.2	44.8	175.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	Continuing £m	Discontinued £m	Total £m
Turnover
Total turnover	4,452.4	519.0	4,971.4

Less share of turnover of:
—Joint ventures	90.7	50.2	140.9
—Associated undertakings	324.2	4.0	328.2
Turnover of subsidiary undertakings	4,037.5	464.8	4,502.3
Cost of sales	2,699.3	346.9	3,046.2
Gross profit	1,338.2	117.9	1,456.1
Distribution costs	(806.5)	(47.9)	(854.4)
Administrative expenses	(403.3)	(41.1)	(444.4)
Other operating income	21.6	2.5	24.1
Operating profit	150.0	31.4	181.4

Share of operating profits/(losses) of:
—Joint ventures	9.7	5.7	15.4
—Associated undertakings	(3.9)	(0.4)	(4.3)

	5.8	5.3	11.1

Total trading profit	155.8	36.7	192.5

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004 £m	2003 £m	2002 £m
Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting) the following items:
Depreciation of tangible fixed assets	170.8	211.2	210.4
Impairment of tangible fixed assets	—	9.7	—
Impairment of tangible fixed assets (charged as non-operating exceptional item)	—	103.2	—
Impairment of tangible fixed assets (charged as operating exceptional item)	87.2	—	—
Impairment of goodwill of j.v. (charged as operating exceptional item)	1.1	—	—
Amortisation of goodwill (including j.v.s and associates)	23.8	35.6	34.8
Impairment of goodwill	—	1.3	—
Impairment of goodwill (charged as non-operating exceptional item)	—	67.4	—
Impairment of goodwill (charged as operating exceptional item)	173.7	—	—
Profit on disposal of property division assets	(27.5)	(11.2)	(16.5)
Profit on disposal of other fixed assets	(10.0)	(1.7)	(2.2)
Grants received	(1.4)	(1.6)	(1.4)
Operating lease rentals:
Hire of plant and machinery	48.5	54.3	52.9
Other	3.5	41.1	41.8
Audit services:
Statutory audit	3.5	4.0	3.8
Audit-related regulatory reporting	0.1	0.1	0.1

Total amounts paid to the Auditors for non-audit work were:
Further assurance services	0.3	0.3	0.2
Tax services:
Compliance services	0.8	0.7	0.7
Advisory services	0.2	0.1	0.1
Other services:
Financial information technology	0.1	—	1.0
Other	0.1	0.1	0.1

	1.5	1.2	2.1

4	Exceptional items

In 2004, non-operating exceptional items comprised losses of £0.7 million arising on adjustments to the disposals of discontinued businesses in Belgium (shown as net loss on disposal of discontinued operations), losses of £0.6 million arising on the disposal of a business in Austria (shown as net loss on disposal of continuing operations), losses of £8.5 million arising on the disposal of the Group’s remaining investment in Adelaide Brighton Limited (shown as a loss on disposal of investment—Australia), and profits of £10.9 million arising on the release of provisions no longer required (shown as restructuring costs of continuing operations).

In 2003, non-operating exceptional items comprised a net profit of £22.3 million arising on the disposals of the assets of the waste management division in Great Britain and the Group’s businesses in Australia, Belgium, Jordan and India, after charging goodwill written off to reserves of £5.6 million (shown as profit on disposal of discontinued operations), losses of £16.2 million arising on the disposal and closure of non-core businesses in the USA, Germany, Austria and Croatia (shown as loss on disposal/termination of continuing operations) and £235.6 million of costs arising from restructuring the German business, including £204.7 million of fixed asset write-downs.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In 2002, non-operating exceptional items comprised a profit of £39.5 million on the sale of the Group’s aerated concrete businesses, Durox and YTONG, and its concrete products business in the Netherlands, after charging goodwill previously written off to reserves of £51.3 million (shown as profit on disposal of discontinued operations), a loss of £13.9 million on the withdrawal from certain non-core operations in the USA and Germany (shown as loss on disposal/termination of continuing operations) and a net profit of £1.7 million on the disposal of fixed assets and investments in the USA and Germany.

Operating exceptional items in 2004 totalled net charges of £293.2 million, of which £261.7 million arose on the impairment of goodwill in the UK and fixed assets in Austria, calculated using a pre-tax discount rate of 10%, £16.5 million related to redundancy and other reorganisation costs, primarily in Great Britain, £20.2 million comprised costs associated with the acquisition by CEMEX and integration of the combined businesses. These charges of £298.4 million were offset by a credit of £5.2 million on the settlement of legal matter.

Operating exceptional items in 2003 totalled charges of £36.4 million, of which £20.8 million related to redundancy and other reorganisation costs, primarily in Great Britain, and £15.6 million to asset write-downs associated with reorganisations.

Operating exceptional items in 2002 of £31.4 million comprised anticipated fines for anti-competitive activities and associated legal costs totalling £15.9 million, principally arising from the German Federal Cartel Office investigation into the cement industry, redundancy costs arising from the Group’s business review of £9.5 million, abortive disposal costs of £3.4 million and a write-down of the shares held by the Trustee of the Long Term Incentive Plan to market value at 31 December 2002 amounting to £2.6 million. In addition there was a goodwill impairment in the Group’s associate, Huttig Building Products, Inc. in the USA of £4.1 million.

The tax effect on the above items is disclosed in Note 8 on page F-51.

5	Interest payable (net)

	2004 £m	2003 £m	2002 £m
Bank loans and overdrafts	34.0	31.6	39.1
Amortisation of issue costs	0.9	5.1	3.5
Other loans	30.6	40.0	39.9
Unwinding of discount on pension provisions	5.8	5.2	5.1

	71.3	81.9	87.6

Less: interest received on short-term deposits	14.2	5.6	6.5
Income from investments	0.6	0.4	0.6

	14.8	6.0	7.1

	56.5	75.9	80.5

Joint ventures	0.6	1.0	0.7
Associated undertakings	1.1	1.5	2.5

	58.2	78.4	83.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

6	Taxation

	2004		2003		2002
	£m	£m	£m	£m	£m	£m
Current tax:
UK corporation tax on profits for the period	14.4			98.2		37.6
Double taxation relief	(11.6)		(88.5)		(37.0)
Adjustments in respect of previous years	(18.7)		(9.7)	(98.2)	(2.8)	(39.8)

		(15.9)		—		(2.2)
Foreign tax	47.9		49.3		46.7
Adjustment in respect of previous years	(0.5)	47.4	(0.7)	48.6	(12.7)	34.0
Joint ventures	2.1		4.7		4.5
Associated undertakings	1.9	4.0	1.0	5.7	0.6	5.1

Total current tax		35.5		54.3		36.9

Deferred tax:
Decrease/(increase) in timing differences in year	6.5		(55.2)		(4.4)
Effect of tax rate variations on opening provision	(1.2)		(0.2)		(0.5)
Adjustments in respect of previous years	(25.1)		(3.9)		5.9

Total deferred tax		(19.8)		(59.3)		1.0

Tax on profit on ordinary activities		15.7		(5.0)		37.9

UK corporation tax has been calculated at the rate of 30% (2003: 30%) (2002: 30%).

The tax charge for 2004 has benefited from the utilisation of past tax losses and the release of prior year provisions following closure with tax authorities. There are no known specific factors that will impact the tax charge in future years.

	2004 £m	2003 £m	2002 £m
Reconciliation of current tax charge
(Loss)/profit on ordinary activities before tax	(125.4)	(132.9)	136.1

Tax thereon at standard rate of UK corporation tax of 30% (2003: 30%) (2002: 30%)	(37.6)	(39.8)	40.8
Increase in tax due to higher tax rates on foreign profits	2.8	2.0	0.9

	(34.8)	(37.8)	41.7

Non tax effective items (primarily goodwill and other amortisation)	78.8	47.3	11.3
Timing differences (primarily the excess of tax depreciation over accounts depreciation and provisions)	(15.7)	67.4	(23.4)
Losses	26.4	(12.2)	22.8
Adjustment to tax charge for previous periods	(19.2)	(10.4)	(15.5)

Current tax charge for period	35.5	54.3	36.9

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7	Dividends

	2004 £m	2003 £m	2002 £m

Interim dividend of 9.4p per share (2003: 9.4p per share) (2002: 9.4p per share)	25.2	24.9	24.9
Final dividend proposed of nil per share (2003: 21.8p per share) (2002: 21.8p per share)	—	57.7	57.7

	25.2	82.6	82.6

All dividends on the shares awarded under the Long Term Incentive Plan have been waived by the Trustee.

8	Earnings per share

	2004			2003			2002
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
a) Earnings	(156.7)	(58.9)	(58.9)	(156.1)	(59.0)	(59.0)	70.3	26.5	26.5
Anti-dilutive effect	—	—	0.5	—	—	0.2	—	—	—
Exceptional items	292.1	109.8	108.8	265.9	100.4	100.1	8.2	3.1	3.1
Taxation arising on operating exceptional items	(7.7)	(2.8)	(2.8)	(9.3)	(3.5)	(3.5)	(7.6)	(2.9)	(2.9)
Taxation arising on non- operating exceptional items	6.5	2.4	2.4	(33.4)	(12.6)	(12.6)	5.1	1.9	1.9
Minority interest share of exceptional items	(0.3)	(0.1)	(0.1)	(4.1)	(1.5)	(1.5)	(0.6)	(0.2)	(0.2)
Earnings excluding exceptional items	133.9	50.4	49.9	63.0	23.8	23.7	75.4	28.4	28.4
Goodwill amortisation	23.8	8.9	8.9	35.6	13.4	13.4	34.8	13.0	13.1
Minority interest share of goodwill amortisation	(0.3)	(0.1)	(0.1)	(0.3)	(0.1)	(0.1)	(0.4)	—	(0.2)
Earnings excluding exceptional items and goodwill amortisation	157.4	59.2	58.7	98.3	37.1	37.0	109.8	41.4	41.3

b) Basic earnings per share are based on the profit for the year attributable to shareholders and on the weighted average number of shares in issue during the year, excluding shares owned by the RMC Long Term Incentive Plan which are treated as cancelled. The number of shares used for calculating basic earnings per share was 265,848,132 (2003: 264,736,826) (2002: 264,636,627). The number of shares used for calculating diluted earnings per share, taking into account employee share option schemes, was 268,292,445 (2003: 265,559,465) (2002: 265,241,185).

c) Supplementary basic and diluted earnings per share have been calculated to exclude the effect of goodwill amortisation and exceptional items. The adjusted numbers have been provided in order that the effects of goodwill amortisation and exceptional items on reported earnings can be fully appreciated.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

9	Employees and director

	2004 £m	2003 £m	2002 £m
a) Staff costs (including Directors)
Wages and salaries	509.8	666.8	697.4
Social security costs	123.2	122.0	123.9
Other pension costs	36.1	34.8	32.6

	669.1	823.6	853.9

	2004	2003	2002
b) Geographical analysis of the average number of persons employed by the Group during the year
Great Britain	6,899	7,816	7,991
Germany	3,928	4,275	4,872
Rest of Europe	8,043	8,218	9,700
United States of America	6,046	6,410	6,899
Rest of the World	1,835	2,448	2,334

	26,751	29,167	31,796

c) Pension schemes

The Group operates a number of pension schemes throughout the world. The majority of these schemes are self-administered and are separately funded. The schemes’ assets are held independently of the Group’s finances, with the exception of those in Germany, which are financed mainly by internal provisions. Pension costs are assessed in accordance with the advice of independent, professionally-qualified actuaries.

The main schemes in the UK are of the defined benefit type and in Germany and the USA both defined benefit and defined contribution schemes are operated. The results of the most recent valuations or reviews of the main defined benefit schemes under SSAP 24 were as follows:

Date of last valuation/review Method used	UK 31 Mar 2003 projected unit		Germany 31 Dec 2003 projected unit		2004 USA 30 Sep 2004 projected unit
Market value of investments	£454.8	m	£8.2	m	£14.4	m
Assumed return on assets exceeds salary inflation by	3.1%		3.5%		3.0%
Level of external funding	91.5%		8.0%		58.0%
Charge during year	£18.1	m	£8.1	m	£1.9	m
Total provision	£20.0	m	£96.9	m	£1.1	m

Date of last valuation/review Method used	UK 31 Mar 2003 projected unit	Germany 31 Dec 2003 projected unit	2003 USA 30 Sep 2003 projected unit
Market value of investments	£454.8m	£8.2m	£13.1m
Assumed return on assets exceeds salary inflation by	3.1%	3.5%	1.13%
Level of external funding	91.5%	8.0%	57.0%
Charge during year	£15.6m	£6.9m	£1.7m

Total provision	£26.4m	£96.9m	£1.9m

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Date of last valuation/review Method used	UK 31 Mar 2002 projected unit	Germany 31 Dec 2002 projected unit	2002 USA 31 Dec 2002 projected unit
Market value of investments	£612.4m	£15.0m	£12.5m
Assumed return on assets exceeds salary inflation by	1.0%-1.75%	3.0%	4.5%
Level of external funding	108.0%	15.0%	54.0%
Charge during year	£7.7m	£7.2m	£0.9m

Total provision	£15.6m	£94.8m	£1.3m

UK: the two main defined benefit pension funds undertook full formal actuarial valuations as at 31 March 2003. Both funds disclosed deficits as at the valuation date. As a result, the employing companies are paying contributions at an increased rate in order to restore the funds to a full funding level. The figures for the UK pension funds at the 31 March 2001 valuation have been restated to include the two RMC Pension Funds together with the two Rugby Pension Schemes subsequently transferred to the RMC Pension Fund. The RMC Pension Fund (defined benefit section) was closed to new employees with effect from 1 January 2004.

Germany: the funding of the defined benefit schemes is met mainly by a book reserve. The provision shown above relates to the book reserve held in the accounts of companies in the Readymix AG Group. A proportion is provided through external insurance arrangements. The value of investments and level of external funding shown above reflects these insurance arrangements. The market value of the investments has reduced because the value of the insurance policy that relates to employees covered by a defined contribution benefit, which was included in the previous years has now been excluded.

The pension charges relating to other foreign schemes comply with the policy of providing for pensions on systematic and rational bases, so that the charges represent a consistent proportion of the related payroll costs.

d) Post-retirement benefits

The Group provides post-retirement healthcare, mainly in the UK and the USA to certain groups of its retired employees. The Group conforms with the provisions of the Urgent Issues Task Force Abstract 6 ‘Accounting for Post-retirement Benefits other than Pensions’ which require accrual of these costs over the period during which employees become eligible for such benefits.

At 31 December 2004 the provision for both the UK and the USA totals £16.4 million (2003: £16.2 million) (2002: £15.6 million), of which £8.9 million (2003: £8.6 million) (2002: £8.1 million) relates to the UK and £7.5 million (2003: £7.6 million) (2002: £7.5 million) relates to the USA. Independent qualified actuaries have calculated these provisions. The actuaries have assumed rates of inflation for medical expenses of 5.5% a year (UK) (2003: 5.5%) (2002: 5%) and 10% (USA) ) (2003: 8%) (2002: 9%) and discount rates of 6.6% a year (UK) (2003: 6.6%) (2002: 5.5%) and 6.0% (USA) (2003: 6.63%) (2002: 7.3%).

e) FRS 17—Retirement benefits

The valuations used for the FRS 17 disclosures with respect to the UK, German and USA funds have been based on the most recent actuarial valuations at 31 March 2003, 31 December 2003 and 30 September 2004 respectively and updated by the scheme actuary to take account of the requirements of FRS 17 in order to assess the liabilities at 31 December 2004. Scheme assets are stated at their market value on 31 December 2004. For all arrangements in each of the three countries the projected unit method of valuation was adopted. The principal defined benefit schemes operated by the Group are in the UK, Germany and the USA. These schemes cover over 95% of the Group’s defined benefit pension liabilities.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The financial assumptions used to calculate pension liabilities under FRS 17:

	2004			2003			2002
	USA	UK	Germany	USA	UK	Germany	USA	UK	Germany
Discount rate	5.40%	5.00%	6.00%	5.50%	5.50%	6.13%	5.50%	5.75%	6.50%
Inflation rate	2.60%	1.50%	3.00%	2.50%	1.50%	2.00%	2.25%	2.00%	2.00%
Increases to pensions in payment	2.60%	1.50%	—	2.50%	1.50%	—	2.25%	1.75%	—
Salary increases	3.60%	2.00%	5.00%	3.50%	2.00%	5.00%	3.75%	3.00%	4.00%
Long-term healthcare cost increases	5.60%	—	10.00%	5.50%	—	8.00%	4.75%	—	9.00%

The assumptions for all the UK schemes are as above.

	2004
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £m
Equities—Domestic	7.50%	154		—	9.60%	7
Equities—Overseas	7.75%	190		—	10.30%	1
Bonds—Fixed interest	4.75%	163		—	4.70%	5
Bonds—Index-linked	4.25%	32		—	—	—
Other	6.60%	57	5.0%	8	3.70%	1

Total market value of assets		596		8		14
Present value of schemes’ liabilities		683		124		23

Deficit		(87)		(116)*		(9)
Post-retirement healthcare		(11)		—		(10)

		(98)		(116)		(19)
Related deferred tax asset		—		9		8

Net pension liability		(98)		(107)		(11)

*	As disclosed above, in Germany the Readymix AG group of companies holds total provisions of £96.9 million (2003: £96.9 million; 2002: £94.8 million) against the pension liabilities, in line with normal practice. The related deferred tax for Germany has been calculated on the difference between the deficit under FRS 17 and the book reserves held locally. These book reserves are calculated in accordance with the advice of an independent qualified actuary and are believed to be sufficient to meet the pension liabilities in this country.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £m
Equities—Domestic	7.25%	160	—	—	9.80%	7
Equities—Overseas	7.50%	162	—	—	10.50%	1
Bonds—Fixed interest	5.00%	141	—	—	4.70%	5
Bonds—Index-linked	4.50%	34	—	—	—	—
Other	6.75%	37	5.50%	8	—	—

Total market value of assets		534		8		13
Present value of schemes’ liabilities		627		117		23

Deficit		(93)		(109)*		(10)
Post-retirement healthcare		(10)		—		(11)

		(103)		(109)		(21)
Related deferred tax asset		28		6		8

Net pension liability		(75)		(103)		(13)

	2002
	UK		Germany		USA
	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £m
Equities—Domestic	7.75%	197	—	—	8.75%	8
Equities—Overseas	8.00%	114	—	—	—	—
Bonds—Fixed interest	5.00%	104	—	—	5.50%	4
Bonds—Index-linked	4.50%	49	—	—	—	—
Other	7.00%	19	5.75%	16	—	—

Total market value of assets		483		16		12
Present value of schemes’ liabilities		567		122		23

Deficit		(84)		(106)*		(11)
Post-retirement healthcare		(9)		—		(12)

		(93)		(106)		(23)
Related deferred tax asset		28		4		9

Net pension liability		(65)		(102)		(14)

*	As disclosed above, in Germany the Readymix AG group of companies holds total provisions of £96.9 million (2003: £96.9 million; 2002: £94.8 million) against the pension liabilities, in line with normal practice. The related deferred tax for Germany has been calculated on the difference between the deficit under FRS 17 and the book reserves held locally. These book reserves are calculated in accordance with the advice of an independent qualified actuary and are believed to be sufficient to meet the pension liabilities in this country.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

If FRS 17 had been adopted in the financial statements, the Group’s net assets and profit and loss account (after excluding the effect of SSAP 24 on the main defined benefit retirement plans) at 31 December 2004 would have been as follows:

	2004 £m	2003 £m
Net assets excluding SSAP 24 pension and post-retirement healthcare liabilities	1,636.4	1,798.6
FRS 17 pension and post-retirement healthcare liabilities	(216.0)	(191.0)

Net assets including FRS 17 pension and post-retirement healthcare liabilities	1,420.4	1,607.6

Profit and loss account excluding SSAP 24 pension and post-retirement healthcare liabilities	765.3	925.6
FRS 17 pension and post-retirement healthcare liabilities	(216.0)	(191.0)

Profit and loss account including FRS 17 pension and post-retirement healthcare liabilities	549.3	734.6

Had FRS 17 been adopted, the amounts included in the performance statements in relation to the main defined benefit retirement and healthcare plans would have been as follows:

	2004
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(19.0)	(1.6)	(0.3)	(0.9)
Past service cost	—	(0.2)	—	—	—

Total operating charge	(0.1)	(19.2)	(1.6)	(0.3)	(0.9)

Expected return on assets	—	35.5	0.5	—	1.0
Interest on liabilities	(0.5)	(34.4)	(6.1)	(0.6)	(1.4)

Net return included in other financial income	(0.5)	1.1	(5.6)	(0.6)	(0.4)

Total charge for profit and loss account	(0.6)	(18.1)	(7.2)	(0.9)	(1.3)

Actual return less expected return on assets	—	23.9	(0.7)	—	0.2
Experience gains and (losses) arising on liabilities	(0.1)	(6.2)	0.3	0.5	(0.3)
Changes in assumptions	(0.3)	(21.2)	(5.9)	0.8	(0.5)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	(0.4)	(3.5)	(6.3)	1.3	(0.6)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(20.1)	(1.6)	(0.3)	(0.8)
Past service cost	—	(0.7)	—	—	—

Total operating charge	(0.1)	(20.8)	(1.6)	(0.3)	(0.8)

Expected return on assets	—	32.2	1.0	—	0.9
Interest on liabilities	(0.5)	(31.1)	(6.7)	(0.7)	(1.4)

Net return included in other financial income	(0.5)	1.1	(5.7)	(0.7)	(0.5)

Total charge for profit and loss account	(0.6)	(19.7)	(7.3)	(1.0)	(1.3)

Actual return less expected return on assets	—	23.2	(2.6)	–	1.3
Experience gains and (losses) arising on liabilities	(0.2)	(9.9)	13.0	0.5	1.3
Changes in assumptions	(0.9)	(9.3)	2.3	(0.6)	(2.8)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	(1.1)	4.0	12.7	(0.1)	(0.2)

	2002
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
Current service cost	(0.1)	(17.6)	(2.1)	(0.3)	(0.7)
Past service cost	—	(0.2)	—	—	—

Total operating charge	(0.1)	(17.8)	(2.1)	(0.3)	(0.7)

Expected return on assets	—	41.9	0.9	—	1.2
Interest on liabilities	(0.5)	(31.5)	(7.2)	(0.7)	(1.5)

Net return included in other financial income	(0.5)	10.4	(6.3)	(0.7)	(0.3)

Total charge for profit and loss account	(0.6)	(7.4)	(8.4)	(1.0)	(1.0)

Actual return less expected return on assets	—	(114.3)	(1.1)	—	(3.7)
Experience gains and (losses) arising on liabilities	—	—	1.2	—	(0.6)
Changes in assumptions	—	(2.0)	(4.1)	(0.9)	(1.5)

Actuarial gain/(loss) included in the statement of total recognised gains and losses	—	(116.3)	(4.0)	(0.9)	(5.8)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2004
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Deficit at 1 January 2004	(10.1)	(93.2)	(109.4)	(11.3)	(9.9)
Translation adjustment	—	—	(1.0)	0.9	0.7
Current service cost	(0.1)	(19.0)	(1.6)	(0.3)	(0.9)
Contributions	0.3	28.5	7.9	0.4	2.2
Past service costs	—	(0.2)	—	—	—
Curtailment cost*	—	(0.4)	—	—	—
Other financial income/(charge)	(0.5)	1.1	(5.6)	(0.7)	(0.4)
Actuarial gain/(loss)	(0.4)	(3.5)	(6.3)	1.3	(0.6)

Deficit at 31 December 2004	(10.8)	(86.7)	(116.0)	(9.7)	(8.9)

	2003
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Deficit at 1 January 2003	(8.7)	(83.8)	(105.6)	(11.7)	(10.5)
Correction to plan assets at 1 January 2003**	—	—	(7.7)	—	—
Translation adjustment	—	—	(8.0)	1.2	1.2
Current service cost	(0.1)	(20.1)	(1.6)	(0.3)	(0.8)
Contributions	0.3	7.4	6.5	0.3	0.9
Past service costs	—	(0.7)	—	—	—
Settlement gain*	—	0.3	—	—	—
Curtailment cost*	—	(1.4)	—	—	—
Other financial income/(charge)	(0.5)	1.1	(5.7)	(0.7)	(0.5)
Actuarial gain/(loss)	(1.1)	4.0	12.7	(0.1)	(0.2)

Deficit at 31 December 2003	(10.1)	(93.2)	(109.4)	(11.3)	(9.9)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2002
	UK post- retirement healthcare £m	UK pension £m	Germany pension £m	USA post- retirement healthcare £m	USA pension £m
The movement in the deficit during the year arose as follows:
Surplus/(deficit) at 1 January 2002	(8.4)	34.0	(117.8)	(11.2)	(5.0)
Translation adjustment	—	—	(6.9)	1.1	0.8
Current service cost	(0.1)	(17.6)	(2.1)	(0.3)	(0.7)
Contributions	0.3	5.9	3.6	0.3	0.5
Past service costs	—	(0.2)	—	—	—
Group undertakings sold*	—	—	27.9	—	—
Other financial income/(charge)	(0.5)	10.4	(6.3)	(0.7)	(0.3)
Actuarial loss	—	(116.3)	(4.0)	(0.9)	(5.8)

Deficit at 31 December 2002	(8.7)	(83.8)	(105.6)	(11.7)	(10.5)

*	During 2004 the curtailment cost in the UK arises from the early retirement of one employee. During 2003 the Group disposed of Hales Waste Control in Great Britain. Certain employees have agreed to transfer their benefits in the RMC funds to those of the purchaser under the terms of the sale agreement. This has resulted in a settlement gain of £0.3 million. Also in Great Britain, a number of redundancies took place towards the end of 2003. This has resulted in a net curtailment cost of £1.4 million. As these items have been treated as non-operating and operating exceptional items respectively, they have not been included in the operating charge under FRS 17 in Note 9(e). In 2002 the Group disposed of an entity in Germany. As this item was treated as a non-operating exceptional, it has not been included in the operating charge under FRS 17 in Note 9(e).
**	The correction to plan assets in Germany arises because the value of the insurance policy that relates to employees covered by a defined contribution benefit, which was included in the previous year, has now been excluded.

	2004
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and (losses) were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	23.9	(0.7)	—	0.2
—percentage of assets	—	4.0%	10.0%	—	1.1%

Experience gains and (losses) on liabilities
—amount (£m)	(0.1)	(6.2)	0.3	0.5	(0.3)
—percentage of the present value of liabilities	0.9%	0.9%	0.3%	4.3%	1.3%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	(0.3)	(21.2)	(5.9)	0.8	(0.5)
—percentage of the present value of liabilities	2.8%	3.1%	5.1%	8.2%	2.1%

Total amount included in the Statement of total recognised gains and (losses)
—amount (£m)	(0.4)	(3.5)	(6.3)	1.3	(0.6)
—percentage of the present value of liabilities	3.7%	0.5%	5.3%	12.2%	2.5%

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	2003
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and (losses) were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	23.2	(2.6)	—	1.3
—percentage of assets	—	4.3%	32.5%	—	9.0%

Experience gains and (losses) on liabilities
—amount (£m)	(0.2)	(9.9)	13.0	0.5	1.3
—percentage of the present value of liabilities	2.0%	1.6%	11.3%	4.0%	5.3%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	(0.9)	(9.3)	2.3	(0.6)	(2.8)
—percentage of the present value of liabilities	8.9%	1.5%	2.0%	5.0%	11.1%

Total amount included in the Statement of total recognised gains and (losses)
—amount (£m)	(1.1)	4.0	12.7	(0.1)	(0.2)
—percentage of the present value of liabilities	10.9%	0.7%	10.9%	1.0%	0.7%

	2002
	UK post- retirement healthcare	UK pension	Germany pension	USA post- retirement healthcare	USA pension
The experience gains and losses were as follows:
Difference between the expected and actual return on assets
—amount (£m)	—	(114.3)	(1.1)	—	(3.7)
—percentage of assets	—	23.7%	6.9%	—	30.8%

Experience gains and (losses) on liabilities
—amount (£m)	—	—	1.2	—	(0.6)
—percentage of the present value of liabilities	—	—	1.0%	—	2.6%

Effect of change in assumptions underlying the present value of liabilities
—amount (£m)	—	(2.0)	(4.1)	(0.9)	(1.5)
—percentage of the present value of liabilities	0.3%	3.4%	7.5%	6.5%

Total amount included in the Statement of total recognised gains and losses
—amount (£m)	—	(116.3)	(4.0)	(0.9)	(5.8)
—percentage of the present value of liabilities	20.5%	3.3%	7.5%	25.2%

The Directors are aware of the differences in the main pension scheme valuations as disclosed under FRS 17 and SSAP 24.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10	Goodwill

a) Capitalised goodwill on acquisitions arising from 1 January 1998

	2004 £m	2003 £m
Cost:
At 1 January	549.1	667.9
Currency translation	22.2	2.7
Additions	16.3	38.4
Disposals	(0.3)	(0.1)
Disposals of Group undertakings	(0.3)	(122.6)
Transfers to investments—Australia	—	(37.2)

At 31 December	587.0	549.1

	2004 £m	2003 £m
Amortisation:
At 1 January	(182.0)	(105.2)
Currency translation	(6.2)	(1.7)
Charge to profit and loss account	(23.5)	(35.0)
Impairment charge	(173.7)	(68.7)
Disposals	0.1	—
Disposals of Group undertakings	0.1	21.2
Transfers to investments—Australia	—	7.4

At 31 December	(385.2)	(182.0)

Net book value at 31 December	201.8	367.1
Net book value at 1 January	367.1	562.7

In 2004, additions include £5.4 million of goodwill attributable to acquisitions of minority interests. The impairment charge primarily relates to Great Britain.

In 2003, additions include £20.4 million of goodwill attributable to acquisitions of minority interests. Disposals primarily relate to the sale of Adelaide Brighton Ltd. The impairment charge primarily relates to Germany.

b) Goodwill written off to reserves prior to 1998

At 31 December 2004 the cumulative amount of net goodwill resulting from acquisitions which has been eliminated in the Accounts through reserves on acquisition is £200.5 million (2003: £201.6 million) (2002: £207.2 million).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11	Tangible fixed assets

	Land and buildings						2004
	Freehold £m	Properties held for resale £m	Long leasehold £m	Short leasehold £m	Plant, machinery and equipment £m	Truck mixers and motor vehicles £m	Total £m
Cost:
At 1 January 2004	1,340.2	16.4	67.4	116.7	2,751.4	230.2	4,522.3
Currency translation	9.6	(0.3)	(0.1)	(1.5)	4.7	(5.6)	6.8

	1,349.8	16.1	67.3	115.2	2,756.1	224.6	4,529.1
Reclassifications	(20.6)	25.6	(0.3)	(1.4)	(2.9)	(0.4)	—
Additions	35.8	—	2.0	3.3	161.6	20.2	222.9
New Group undertakings	19.0	—	—	0.9	18.2	2.9	41.0

	1,384.0	41.7	69.0	118.0	2,933.0	247.3	4,793.0
Disposals	(4.5)	(29.4)	—	(1.3)	(70.9)	(23.2)	(129.3)
Disposals of Group undertakings	(0.3)	—	—	—	(0.9)	—	(1.2)

At 31 December 2004	1,379.2	12.3	69.0	116.7	2,861.2	224.1	4,662.5

Depreciation:
At 1 January 2003	393.3	2.1	17.0	59.3	1,522.8	161.0	2,155.5
Currency translation	16.2	—	—	(0.3)	5.8	(2.9)	18.8

	409.5	2.1	17.0	59.0	1,528.6	158.1	2,174.3
Reclassifications	(6.5)	9.1	(0.3)	(1.4)	0.9	(1.8)	—
Charge to profit and loss account
— depreciation	28.5	0.2	2.2	4.5	116.4	19.0	170.8
— impairment	73.8	0.3	—	—	13.1	—	87.2

	505.3	11.7	18.9	62.1	1,659.0	175.3	2,432.3
Depreciation on disposals	(3.0)	(8.8)	—	(0.6)	(58.7)	(18.9)	(90.0)
Depreciation on disposals of Group undertakings	—	—	—	—	(0.3)	—	(0.3)

At 31 December 2004	502.3	2.9	18.9	61.5	1,600.0	156.4	2,342.0

Net book value
At 31 December 2004	876.9	9.4	50.1	55.2	1,261.2	67.7	2,320.5

At 1 January 2004	946.9	14.3	50.4	57.4	1,228.6	69.2	2,366.8

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Land and buildings						2003
	Freehold £m	Properties held for resale £m	Long leasehold £m	Short leasehold £m	Plant, machinery and equipment £m	Truck mixers and motor vehicles £m	Total £m
Cost:
At 1 January 2003	1,329.2	37.0	100.3	121.5	3,017.8	265.7	4,871.5
Currency translation	29.0	(0.1)	5.4	0.6	76.9	(6.8)	105.0

	1,358.2	36.9	105.7	122.1	3,094.7	258.9	4,976.5
Reclassifications	15.4	(5.6)	(0.1)	(5.9)	(5.1)	1.3	—
Additions	32.6	1.2	1.9	3.1	141.5	12.1	192.4
New Group undertakings	5.1	—	0.3	—	14.6	1.3	21.3

	1,411.3	32.5	107.8	119.3	3,245.7	273.6	5,190.2
Disposals	(1.4)	(16.1)	—	(0.8)	(68.6)	(25.2)	(112.1)
Disposals of Group undertakings	(69.7)	—	(40.4)	(1.8)	(425.7)	(18.2)	(555.8)

At 31 December 2003	1,340.2	16.4	67.4	116.7	2,751.4	230.2	4,522.3

Depreciation:
At 1 January 2003	327.3	6.6	16.8	56.1	1,535.5	173.6	2,115.9
Currency translation	9.7	0.2	0.7	1.2	51.0	(4.4)	58.4

	337.0	6.8	17.5	57.3	1,586.5	169.2	2,174.3
Reclassifications	1.8	2.3	(0.2)	(5.2)	1.6	(0.3)	—
Charge to profit and loss account
— depreciation	36.6	0.4	2.7	7.3	140.1	24.1	211.2
— impairment	38.7	—	0.2	1.2	72.1	0.7	112.9

	414.1	9.5	20.2	60.6	1,800.3	193.7	2,498.4
Depreciation on disposals	(0.3)	(7.4)	—	(0.8)	(62.6)	(22.1)	(93.2)
Depreciation on disposals of Group undertakings	(20.5)	—	(3.2)	(0.5)	(214.9)	(10.6)	(249.7)

At 31 December 2003	393.3	2.1	17.0	59.3	1,522.8	161.0	2,155.5

Net book value
At 31 December 2003	946.9	14.3	50.4	57.4	1,228.6	69.2	2,366.8

At 1 January 2003	1,001.9	30.4	83.5	65.4	1,482.3	92.1	2,755.6

The heading ‘Plant, machinery and equipment’ includes fixtures, fittings and tools.

At 31 December 2004 the Group had unprovided capital expenditure commitments of £22.7 million (2003: £16.5 million).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

12	Annual commitments payable under operating leases for the following calendar year

	Land and buildings		Other
	2004 £m	2003 £m	2004 £m	2003 £m
Expiring
—in the first year	5.2	3.4	8.7	14.0
—in the second to fifth years	10.5	7.2	24.8	37.6
—thereafter	6.2	8.6	7.1	12.8

	21.9	19.2	40.6	64.4

13	Fixed asset investments

	2004	2003
	£m	£m
a) Group undertakings	—	—
b) Joint ventures	61.0	61.1
c) Associated undertakings	30.0	38.5
d) Other investments	4.2	4.8

At 31 December	95.2	104.4

	2004	2003
	£m	£m
b) Joint ventures
Unlisted shares at cost	26.7	29.6
Share of post-acquisition net retained earnings and reserves	25.0	22.4

	51.7	52.0

Loans	9.3	9.1
At 31 December	61.0	61.1

Represented by:
Share of gross assets of joint ventures	106.4	111.8
Share of gross liabilities of joint ventures	45.4	50.7
Net assets of joint ventures	61.0	61.1
Goodwill included in gross assets of joint ventures	1.1	3.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2004	49.0	3.0	52.0
Foreign currency translation adjustments	(0.8)	(0.1)	(0.9)
Additions	2.0	0.3	2.3
Disposals	(1.2)	(0.9)	(2.1)
Disposal of Group undertakings	—	—	—
Net earnings for the year	6.8	—	6.8
Dividends paid and payable to RMC Group	(5.2)	—	(5.2)
Amortisation of goodwill	—	(0.1)	(0.1)
Impairment of goodwill	—	(1.1)	(1.1)

At 31 December 2004	50.6	1.1	51.7

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2003	59.9	7.9	67.8
Foreign currency translation adjustments	2.0	0.9	2.9
Additions	18.2	0.2	18.4
Disposals	(3.8)	(0.9)	(4.7)
Disposal of Group undertakings	(9.3)	(4.7)	(14.0)
Net earnings for the year	(5.9)	—	(5.9)
Dividends paid and payable to RMC Group	(12.1)	—	(12.1)
Amortisation of goodwill	—	(0.4)	(0.4)

At 31 December 2003	49.0	3.0	52.0

	2004 £m	2003 £m
c) Associated undertakings
Shares at cost*	7.4	20.6
Share of post-acquisition net retained earnings and reserves	17.7	11.2

	25.1	31.8
Loans	4.9	6.7

At 31 December	30.0	38.5

Represented by:
Net tangible assets	26.8	35.0
Goodwill	3.2	3.5

	30.0	38.5

*	At 31 December 2004 the cost of shares in Huttig Building Products, Inc., an associated undertaking listed in the USA, was £9.2 million (2003: £10.1 million) and the market value was £31.2 million (2003: £9.6 million). All other associated undertakings are unlisted.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2004	28.3	3.5	31.8
Foreign currency translation adjustments	(0.5)	(0.1)	(0.6)
Additions	0.3	—	0.3
Disposals	(6.6)	—	(6.6)
Disposals of Group undertakings	—	—	—
Provision	(4.8)	—	(4.8)
Net earnings for the year	5.4	—	5.4
Dividends paid and payable to RMC Group	(0.2)	—	(0.2)
Amortisation of goodwill	—	(0.2)	(0.2)

At 31 December 2004	21.9	3.2	25.1

	Total excluding goodwill £m	Goodwill £m	Total £m
Movements in the year excluding loans:
At 1 January 2003	54.1	8.5	62.6
Foreign currency translation adjustments	1.1	0.1	1.2
Additions	2.9	—	2.9
Disposals	(27.4)	(3.6)	(31.0)
Disposals of Group undertakings	0.1	(1.3)	(1.2)
Net earnings for the year	(2.5)	—	(2.5)
Amortisation of goodwill	—	(0.2)	(0.2)

At 31 December 2003	28.3	3.5	31.8

	2004 £m	2003 £m
d) Other investments
Shares at cost:
Listed in the United Kingdom	—	—
Listed elsewhere	1.3	1.4
Unlisted	2.8	3.3

	4.1	4.7
Loans	0.1	0.1
At 31 December	4.2	4.8

Market valuation of investments
—listed on a recognised stock exchange	1.9	2.9
—Directors’ valuation of unlisted investments	2.8	3.4

At 31 December	4.7	7.9

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

£m
Movements in the year excluding loans:
At 1 January 2004	6.3
Prior year adjustment (as explained below)*	(1.6)
At 1 January (as restated)	4.7
Additions	1.2
Written off	(0.2)
Disposals	(1.6)

At 31 December 2004	4.1

*	UITF 38—Accounting for ESOP Trusts has been adopted with effect from 1 January 2004. The effect of restating the prior year comparative is as follows:

Balance sheet	£m
Decrease in shareholders’ equity funds	(1.6)

£m
Movements in the year excluding loans:
At 1 January 2003	4.7
Prior year adjustment	(1.6)
Foreign currency translation adjustments	0.2
Additions	2.0
Impairment	(0.4)
Disposals	(0.2)

At 31 December 2003	4.7

Shares listed in the United Kingdom at 31 December 2004 include 442,631 (2003: 445,523) Ordinary shares in the Company held by the Trustee of the Long Term Incentive Plan (the Plan). Details of the Plan are set out in Note 23(a). The nominal value of the shares was £0.1 million (2003: £0.1 million) and the original cost was £4.3 million (2003: £4.3 million).

14	Stocks

	2004 £m	2003 £m
Raw materials and consumables	131.1	118.3
Work in progress	30.4	24.2
Finished goods and goods for resale	128.7	123.1
Less: Progress payments on account	(0.1)	(0.2)

At 31 December	290.1	265.4

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

15	Debtors

	2004 £m	2003 £m
Amounts falling due within one year:
Trade debtors	697.4	659.3
Finance lease receivables	3.9	4.7
Dividends and other amounts owed by Group undertakings	—	—
Amounts owed by joint ventures (excluding loans)	1.2	0.6
Amounts owed by associated undertakings (excluding loans)	6.0	5.7
Other debtors	79.2	66.3
Prepayments and accrued income	64.2	74.6
Corporation taxes	0.8	4.1

	852.7	815.3

	2004 £m	2003 £m
Amounts falling due after more than one year:
Trade debtors	0.5	0.8
Finance lease receivables	5.2	6.9
Other debtors	26.0	29.5
Prepayments and accrued income	24.5	22.3

	56.2	59.5

At 31 December	908.9	874.8

16	Investments

	2004 £m	2003 £m
a) Current investments
Short-term deposits	29.0	23.0
Other investments	9.4	12.9

At 31 December	38.4	35.9

	2004 £m	2003 £m
b) Investments—Australia
Loan receivable	—	92.5
Shares held for resale	—	52.7

At 31 December	—	145.2

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

17	Loans and overdrafts

	2004 £m	2003 £m
Bank loans and overdrafts:
Secured	2.4	20.2
Unsecured	336.8	386.9

Other loans:
Secured	—	—
Unsecured	—	3.8

At 31 December	339.2	410.9

Bank loans and overdrafts and other loans bear interest at market rates.

18	Creditors

	2004 £m	2003 £m
Payments received on account	—	2.5
Trade creditors	424.7	453.8
Amounts owed to joint ventures (excluding loans)	8.0	9.2
Amounts owed to associated undertakings (excluding loans)	0.5	2.0
Other creditors	159.7	118.3
Other taxation and social security	61.0	56.1
Accruals and deferred income	197.4	213.7
Corporation taxes	59.5	76.0

At 31 December	910.8	931.6

Creditors in the Group include secured creditors of £nil (2003: £nil).

19	Bank and other loans

	2004 £m	2003 £m
Bank loans	297.4	182.2
Other loans	448.9	482.8
At 31 December	746.3	665.0

Repayment terms of the above loans:
In 2006	130.0	59.3
Between 2007 and 2009	294.3	199.1
After 2009	322.0	406.6
At 31 December	746.3	665.0
Aggregate of instalment loans not wholly repayable within 5 years	3.0	9.0
Less: amount due in 2004	0.4	1.6

At 31 December	2.6	7.4

Of the loans shown above, bank and other loans of £17.0 million (2003: £22.5 million) are secured on certain assets of the Group undertakings concerned.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Finance costs of £3.6 million (2003: £4.5 million) have been capitalised against the above loans.

The Group’s principal debt issues repayable after 2009 are:

RMC Group Limited US$55 million senior 7.53% notes due 2011

RMC Group Limited US$44 million senior 7.65% notes due 2014

RMC Group Limited £40 million senior 6.8% notes due 2019

RMC Group Limited US$120 million senior 8.4% notes due 2010

RMC Group Limited US$90 million senior 8.5% notes due 2012

RMC Group Limited US$45 million senior 8.72% notes due 2020

RMC Industries Corporation US$50 million senior 6.84% notes due 2010

RMC Industries Corporation US$30 million senior 6.93% notes due 2013

RMC Industries Corporation US$20 million senior 7.05% notes due 2018

The currency and interest profiles of some of the debt issues have been altered through the use of cross currency and interest rate swaps. The book and fair value of those swaps is disclosed in Note 29(e).

Other bank loans and other loans bear interest at market rates and are predominantly at floating rates.

20	Deferred creditors

	2004 £m	2003 £m
Other creditors	12.9	8.8
Accruals and deferred income	59.7	61.7
Corporation taxes	—	5.6

At 31 December	72.6	76.1

There are no secured deferred creditors at each date.

21	Provisions for liabilities and charges

	2004 £m	2003 £m
Deferred taxation:
At 1 January	188.3	270.0
Foreign currency translation adjustments	(3.1)	(1.5)
New Group undertakings	0.4	0.7
Disposal of Group undertakings	(0.2)	(21.6)
Profit and loss account	(19.8)	(59.3)
At 31 December	165.6	188.3

Analysis of deferred taxation:
Timing differences on fixed assets	244.3	353.1
Provisions	(18.9)	(61.2)
Tax losses	(59.8)	(103.6)

	165.6	188.3

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The amount of unprovided losses is £226.5 million (2003: £114.4 million) and rolled over gains is £212.0 million (2003: £207.0 million).

	Pensions £m	Post- retirement benefits £m	Land reinstate- ment £m	Legal claims £m	Other £m	Total £m
Other provisions
At 1 January 2004	133.7	16.2	65.5	21.0	49.2	285.6
Foreign currency translation adjustments	0.6	(0.6)	—	(0.1)	0.3	0.2
New Group undertakings	0.7	—	0.3	—	—	1.0
Charged to the profit and loss account	7.4	1.2	7.7	0.9	7.3	24.5
Unused amounts reversed in the year	—	—	(5.5)	(14.1)	(1.5)	(21.1)
Group undertakings sold	(0.1)	—	—	—	—	(0.1)
Expenditure during the year	(21.5)	(0.4)	(5.2)	(0.5)	(14.4)	(42.0)
Unwinding of discount	5.8	—	—	—	—	5.8

At 31 December 2004	126.6	16.4	62.8	7.2	40.9	253.9

At 1 January 2003	119.3	15.6	67.1	28.0	34.8	264.8
Foreign currency translation adjustments	7.3	(0.8)	4.3	0.5	0.1	11.4
Charged to the profit and loss account	21.7	1.7	12.0	1.3	27.9	64.6
Unused amounts reversed in the year	—	—	—	(2.0)	(3.2)	(5.2)
Group undertakings sold	(0.5)	—	(1.6)	(5.9)	(8.7)	(16.7)
Expenditure during the year	(19.3)	(0.3)	(16.3)	(0.9)	(1.7)	(38.5)
Unwinding of discount	5.2	—	—	—	—	5.2

At 31 December 2003	133.7	16.2	65.5	21.0	49.2	285.6

Pensions

Details of the Group’s pension provisions are set out in Note 9(c).

Post-retirement benefits

Full details of the Group’s post-retirement benefits are set out in Note 9(d).

Land reinstatement

This provision represents the current estimated costs of reinstating aggregate-bearing land, for decommissioning plant and monitoring landfill sites. The costs of reinstating aggregate-bearing land are provided over the period of extraction while the total costs of decommissioning plant and monitoring landfill sites are provided in full at the outset. Provision is made on a site-by-site basis. The timing of utilisation will differ for each site. Expenditure is incurred on an ongoing basis. The costs are estimated at current price levels and reviewed annually. Based on past experience, the amounts provided have closely equated to the necessary expenditure incurred.

Legal claims

This provision represents a variety of outstanding legal claims, the timing and settlement of which is uncertain.

Other

These comprise provisions for onerous contracts, environmental liabilities, additional retirement benefits under legislation in certain overseas countries, payments to employees under profit sharing and long service

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

awards and product warranties. The timing of these items is variable. The provisions are based on current estimates which are not expected to vary greatly from final payments made.

At the end of 2004 the most significant provisions are as follows: Onerous contracts £6.6 million, £0.9 million utilised in the period, timing and settlement is uncertain. Environmental liabilities £16.5 million, based on site surveys at a number of locations, £0.2 million utilised in the period, timing and settlement is uncertain. Product warranties £12.9 million, £2.6 million provided in the period, timing and settlement is uncertain.

At the end of 2003 the most significant provisions are as follows:

Onerous contracts £7.4 million, £0.7 million utilisation in the period, timing and settlement is uncertain.

Environmental liabilities £16.5 million, based on site surveys at a number of locations, £0.6 million utilisation in the period, timing and settlement is uncertain. Product warranties £10.3 million, £0.1 million utilised in the period, timing and settlement is uncertain.

22	Equity share capital and share premium account of RMC Group Limited

	2004 £m	2003 £m
Authorised: 400 million (2003: 400 million) Ordinary shares of 25p	100.0	100.0

	Ordinary shares of 25p
	Number 000s	Nominal value £m	Share premium £m
Allotted, called up and fully paid:
At 1 January 2004	265,374	66.3	651.5
Options exercised	1,237	0.3	4.9
At 31 December 2004	266,611	66.6	656.4
At 1 January 2003	265,145	66.3	650.6
Options exercised	229	—	0.9

At 31 December 2003	265,374	66.3	651.5

At the beginning of the year the issued share capital was £66,343,476 (2003: £66,286,287) divided into 265,373,902 (2003: 265,145,148) Ordinary shares of 25p each.

During the year 230,638 (2003: 62,250) Ordinary shares were issued on the exercise of options under the Executive Share Option Schemes, and 1,006,009 (2003: 166,504) Ordinary shares were issued on the exercise of options under the Savings Related Share Option Schemes.

In 2004 the Company received £4.9 million (2003: £0.9 million) on the issue of shares in respect of the exercise of Options.

In 2002 the Company received £1.2 million on the issue of shares in respect of the exercise of the Savings Related Options. Employees paid £1.1 million for the issue of these shares and the balance of £0.1 million was contributed by the Group through its qualifying employee share ownership trust.

At the end of the year the issued share capital was £66,652,638 divided into 266,610,549 Ordinary shares of 25p each.

At 31 December 2004, of the unissued Ordinary shares, 12,272,666 (2003: 12,360,419) (2002: 11,168,551) were reserved against the exercise of options granted under the Company’s share option schemes.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

23	Long-term incentive schemes

a) Long Term Incentive Plan

On 19 March 2003, the Directors made a further conditional award under the Long Term Incentive Plan, subject to the fulfilment of a performance condition described in the Remuneration report. The Plan Trustee, resident in Jersey, holds 442,631(2003: 442,631) (2002: 445,523) Ordinary shares in the Company. All dividends on the shares held by the Trustee have been waived.

b) Share options

Details of unexercised options at 31 December 2004 were as follows:

	Date of grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Schemes	5 November 1999	754	68,134
	19 October 2000	454	646,113
	17 October 2001	480	468,863
	17 October 2002	394	793,519
	10 October 2003	497	692,252
	8 October 2004	506	666,950

International Saving-for-Shares Plans	5 November 1999	754	13,281
	13 November 2000	457	24,372
	13 November 2000	472	129,373
	17 October 2001	484	39,571
	17 October 2002	394	83,150
	10 October 2003	487	21,815
	10 October 2003	495	7,168

US Saving-for-Shares Plans	17 October 2002	355	92,175
	10 October 2003	567	80,304
	8 October 2004	723	63,563

RMC Executive Share Option Schemes	29 October 1996	1,130	84,928
	27 April 2000	790	264,000
	26 April 2001	692	675,667
	5 April 2002	662	794,178
	14 April 2003	364	1,192,448
	13 April 2004	616	1,148,969

Overseas Executive Share Option Schemes	29 October 1996	1,130	34,502
	27 April 2000	790	260,000
	26 April 2001	692	904,118
	5 April 2002	662	716,184
	14 April 2003	364	1,262,458
	13 April 2004	616	978,738

Rugby Savings Related Share Option Schemes	1 December 1997	641	1,457
	1 December 1998	416	39,775
	1 December 1999	502	22,671

The Rugby Group Executive Share Option Schemes	19 March 1996	761	1,970

			12,272,666

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Details of unexercised options at 31 December 2003 were as follows:

	Date of grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Schemes	25 November 1998	642	178,098
	5 November 1999	754	84,150
	19 October 2000	454	1,542,069
	17 October 2001	480	539,877
	17 October 2002	394	952,718
	10 October 2003	497	754,250

International Saving-for-Shares Plans	25 November 1998	642	43,240
	25 November 1998	668	109,785
	5 November 1999	754	14,400
	13 November 2000	457	124,647
	13 November 2000	472	151,123
	17 October 2001	484	41,846
	17 October 2002	394	93,693
	10 October 2003	487	22,620
	10 October 2003	495	8,165

US Saving-for-Shares Plans	16 November 2001	505	30,585
	17 October 2002	355	181,599
	10 October 2003	567	93,674

RMC Executive Share Option Schemes	29 October 1996	1,130	108,814
	27 April 2000	790	326,000
	26 April 2001	692	861,589
	5 April 2002	662	994,309
	14 April 2003	364	1,520,513

Overseas Executive Share Option Schemes	29 October 1996	1,130	37,156
	27 April 2000	790	280,000
	26 April 2001	692	974,118
	5 April 2002	662	776,184
	14 April 2003	364	1,322,458

Rugby Savings Related Share Option Schemes	1 December 1996	582	8,101
	1 December 1997	641	19,715
	1 December 1998	416	72,267
	1 December 1999	502	88,525

The Rugby Group Executive Share Option Schemes	8 September 1994	925	2,161
	19 March 1996	761	1,970

			12,360,419

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Details of unexercised options at 31 December 2002 were as follows:

	Date of Grant	Option price (pence)	Ordinary shares
RMC Savings Related Share Option Scheme	6 November 1997	758	152,040
	25 November 1998	642	221,202
	5 November 1999	754	171,715
	19 October 2000	454	1,748,695
	17 October 2001	480	698,353
	17 October 2002	394	1,137,935

International Saving-for-Shares Plan	25 November 1998	642	67,053
	25 November 1998	668	133,299
	5 November 1999	754	33,516
	13 November 2000	457	153,642
	13 November 2000	472	180,691
	17 October 2001	484	46,637
	17 October 2002	394	104,366

US Saving-for-Shares Plan	19 October 2000	493	205,171
	16 November 2001	505	57,968
	17 October 2002	355	238,025

RMC Executive Share Option Scheme	29 October 1996	1,130	153,932
	27 April 2000	790	480,000
	26 April 2001	692	1,179,833
	5 April 2002	662	1,291,695

Overseas Executive Share Option Scheme	29 October 1996	1,130	55,734
	27 April 2000	790	370,000
	26 April 2001	692	1,064,118
	5 April 2002	662	838,684

Rugby Savings Related Share Option Schemes	1 December 1995	542	718
	1 December 1996	582	19,003
	1 December 1997	641	57,586
	1 December 1998	416	184,793
	1 December 1999	502	98,525

The Rugby Group Executive Share Option Schemes	14 September 1993	910	1,813
	8 September 1994	925	2,161
	19 March 1996	761	3,940

Alexander Russell Savings Related Share Option Scheme	26 October 1999	440	15,708

			11,168,551

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

During the year options were exercised under the Option Schemes as set out in Note 22.

Savings Related Options may be exercised in accordance with the individual SAYE contracts at the end of the period of three, five or seven years from the date of grant. The options granted under the RMC Savings Related Share Option Schemes from 1999 to 2004 are for three or five-year periods.

The options granted under the International Saving-for-Shares Plans may be exercised using the proceeds of an individual savings contract at the end of a period of three or five years from the date of grant.

The options granted under the US Saving-for-Shares Plans may be exercised using the proceeds of an individual savings contract at the end of a period of two years from the date of grant. However, up to 20% of the options may be exercised one year after the date of grant.

The options granted in 1996 and 2000 under the Executive Share Option Scheme 1995 (the Executive Scheme) and the Overseas Executive Share Option Scheme (the Overseas Executive Scheme) would have been exercisable when the Remuneration Committee was satisfied that there had been an increase in earnings per share of at least 6% more than the Retail Prices Index during any period of three consecutive financial years of the Company. The options granted in 2001 and 2002 under the Executive Scheme and the Overseas Executive Scheme would have been exercisable when there has been an increase in earnings per share which in aggregate, equated to a compound annual growth rate of at least 3% more than the increase in the Retail Prices Index in the UK for each year of the performance period.

These performance periods started with the financial year ended 31 December 2001 for the options granted in 2001 and 31 December 2002 for the options granted in 2002. For the options granted in 2001 and 2002 the initial performance period will be three years. If the performance condition is not satisfied after three years, the performance period will be four years, and if it is not satisfied after four years the performance period will be five years. If the performance condition has not been satisfied after five years it will lapse.

For the options granted in 1996 and 2000 the performance period will consist of any period of three consecutive financial years of the Company starting with the financial year ended 31 December 1996 and 31 December 2000 respectively.

For the options granted in 2004 and 2003 under the Executive Share Option Scheme 2002, options are split into two equal tranches. One tranche is exercisable if the Total Shareholder Return (TSR) of RMC is above median relative to the TSRs of its comparator group over the performance period, (1 January 2003 to 31 December 2005 for options granted in 2003 and 1 January 2004 to 31 December 2006 for options granted in 2004). The other tranche will become exercisable if there has been an increase in basic earnings per share excluding exceptional items, over the performance period, which in aggregate equates to a compound annual growth rate of at least 6% per annum more than the increase in the Retail Prices Index over the performance period. There will be no retesting of the performance condition and, if the performance condition is not met at the end of the performance period, the option will lapse.

Following the offers by RMC for Rugby (declared wholly unconditional on 7 January 2000), option holders were offered the choice to cash cancel, early exercise or roll over the options that they had held under the Rugby Group Savings Related Share Option Schemes (Rugby SAYE Options) and The Rugby Group Executive Share Option Schemes (Rugby Executive Options). Option holders who chose to roll over had their options cancelled in exchange for new options over RMC shares (the Replacement Options). The Replacement Options are exercisable at the same time and in the same circumstances as the old options that they replaced. The Rugby SAYE Options granted in 1996, 1997, 1998 and 1999 are for five or seven-year periods.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Since the year end, on 1 March 2005, the Company has been acquired by CEMEX UK LIMITED. On the acquisition of the company, option holders were offered the opportunity to cancel their options in exchange for a payment equal to the difference between 855p and the relevant option exercise price. Holders of options under the Savings Related Share Option Schemes were able to receive a payment based on the number of shares which they would have been entitled to acquire using the proceeds of the relevant savings contract had they been able to exercise their options on 1 March 2005. Any options, which were not cash cancelled have continued and will become exercisable in the ordinary course.

24	Profit and loss account

£m
At 1 January 2004	798.8
Prior year adjustment (as explained in note 13)	(1.6)
At 1 January (as restated)	797.2
Loss for the year attributable to shareholders	(156.7)
Dividends	(25.2)
Goodwill written back on disposal	1.1
Foreign currency translation adjustments	19.3

At 31 December 2004	635.7

*	Refer to note 13.

Included in the Group’s foreign currency translation adjustments are exchange gains of £12.3 million (2003: £19.6 million) (2002: £18.8 million) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas. Included in the Parent company’s foreign exchange translation adjustments are exchange gains of £3.2 million (2003: gains £6.2 million) (2002: losses £12.4 million) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

£m
At 1 January 2003	1,002.1
Prior year adjustment (as explained in note 13)	(1.6)
At 1 January 2003 (as restated)	1,000.5
Loss for the year attributable to shareholders	(156.1)
Dividends	(82.6)
Goodwill written back on disposal	5.6
Foreign currency translation adjustments	29.8

At 31 December 2003	797.2

25	Minority interests

	2004 £m	2003 £m
Equity interests	144.2	151.1
Non-equity interests	3.9	4.1

At 31 December	148.1	155.2

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

26	Cash flow from operating activities

	2004 £m	2003 £m	2002 £m
Operating profit	(86.3)	157.9	181.4
Depreciation of tangible fixed assets	170.8	211.2	210.4
Impairment of tangible fixed assets (operating exceptional)	87.2	9.7	—
Amortisation of goodwill	23.5	35.0	33.6
Impairment of goodwill (operating exceptional)	173.7	1.3	—
Profit on sale of tangible fixed assets	(37.5)	(12.9)	(18.7)
(Increase)/decrease in stocks	(19.9)	10.3	(23.0)
Increase in debtors	(46.6)	(52.7)	(3.2)
Increase in creditors	21.6	10.8	10.7
(Decrease)/Increase in provisions	(26.8)	18.0	0.8

	259.7	388.6	392.0

27	Management of liquid resources

	2004 £m	2003 £m	2002 £m
Increase/(decrease) in investments with banks	6.8	14.6	(2.4)
(Decrease)/increase in short-term bank deposits	(3.5)	8.1	17.5

	3.3	22.7	15.1

28	Reconciliation of net cash flow to movement in net debt

	2004 £m	2003 £m	2002 £m
Movement in cash in the year	49.9	149.3	5.2
Movement in liquid resources	(3.3)	(22.7)	(15.1)
Financing—(increase)/ decrease in debt	(12.8)	119.4	289.8
Change in net debt resulting from cash flows in the year	33.8	246.0	279.9
Foreign currency translation adjustments	(23.7)	18.5	17.1
New Group undertakings	(3.0)	(4.3)	(13.6)
Undertakings sold	0.3	5.2	26.4
Movement in net debt in the year	7.4	265.4	309.8
Net debt at 1 January	(914.2)	(1,179.6)	(1,489.4)

Net debt at 31 December	(906.8)	(914.2)	(1,179.6)

	At 1 Jan 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movements £m	At 31 Dec 2004 £m
Reconciliation of movement in net debt:
Investments	35.9	1.1	0.6	0.8	38.4
Cash at bank and in hand	125.8	14.9	—	(0.4)	140.3
Loans and overdrafts	(410.9)	79.7	(0.9)	(7.1)	(339.2)
Bank and other loans due after 1 year	(665.0)	(61.9)	(2.4)	(17.0)	(746.3)

	(914.2)	33.8	(2.7)	(23.7)	(906.8)

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	At 1 Jan 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Reclassifi- cations £m	Exchange movements £m	At 31 Dec 2004 £m
Reconciliation of movement in net debt:
Investments	11.8	22.9	—	—	1.2	35.9
Cash at bank and in hand	117.2	8.0	—	—	0.6	125.8
Loans and overdrafts	(245.4)	45.7	(0.2)	(212.8)	1.8	(410.9)
Bank and other loans due after 1 year	(1,063.2)	169.4	1.1	212.8	14.9	(665.0)

	(1,179.6)	246.0	0.9	—	18.5	(914.2)

	At 1 Jan 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Reclassifi- cations £m	Exchange movements £m	At 31 Dec 2003 £m
Reconciliation of movement in net debt:
Investments	11.1	2.3	—	(2.1)	0.5	11.8
Cash at bank and in hand	152.6	(36.6)	—	2.1	(0.9)	117.2
Loans and overdrafts	(361.2)	80.8	20.5	7.0	7.5	(245.4)
Bank and other loans due after 1 year	(1,291.9)	233.4	(7.7)	(7.0)	10.0	(1,063.2)

	(1,489.4)	279.9	12.8	—	17.1	(1,179.6)

29	Derivatives and other financial instruments

Role of central treasury

The Group’s central treasury function supports Group operations by ensuring that adequate borrowing facilities are available at competitive interest rates to meet funding requirements as and when they arise. Borrowings are effected in an appropriate mix of currencies and interest rate profiles through the use of a variety of borrowing instruments and currency and interest rate derivatives. Where surplus funds arise they are invested with institutions that have strong credit ratings.

Regular audits and reviews of the treasury function are conducted to ensure that appropriate controls are in place and that these controls are being operated properly. Such reviews also include consideration of currency risk, interest rate risk and liquidity risk. The central treasury function is not run as a profit centre.

Management of foreign exchange rate risk

Forward exchange contracts are used wherever possible to hedge significant transactions that give rise to potential cash flow currency exposure. The Group does not attempt to protect the sterling value of profits earned in overseas subsidiaries arising from exchange rate movements, nor does the Group fully protect the sterling value of the net worth of overseas subsidiaries from exchange rate movements. The broad principle adopted by the Group is to balance the proportion of borrowings in major currencies in relation to the proportion of the Group’s net investments in those currencies. The currency analysis of net debt is set out in this note. The proportion of borrowings in currencies other than sterling is set at an appropriate level after taking into account, inter alia, interest rates, taxation and the level of the Group’s investments in those currencies.

Management of interest rate risk

The Group’s policy of holding between 20% and 50% of net debt at fixed rates of interest was unchanged in the year. The Group continued to maintain a higher level of debt at floating rates of interest to take advantage of the prevailing low short-term interest rates.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Management of liquidity risk

The seasonal nature of the Group’s operations normally leads to net Group borrowings being higher at mid-year than at the year end.

The five-year £900 million credit facility, completed in December 2002, provided the Group with sufficient borrowing facilities throughout 2004 to cover its normal borrowing requirements. Adequate facilities are in place for the Group in 2005. These facilities contain certain financial covenants that are not considered to restrict the operations of the Group. The Group maintains a sufficient level of committed facilities for working with capital purposes and to enable it to respond quickly to investment opportunities.

Note

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). For this purpose non-equity interests are dealt with in the disclosures in the same way as the Group’s financial liabilities, but separately disclosed. Certain financial assets such as investments in subsidiaries, joint ventures and associated undertakings are also excluded from the scope of these disclosures.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures.

a) Interest rate profile

The Group’s financial assets of £253.4 million restated (2003: £334.4 million) comprise cash and short-term deposits of £178.7 million (2003: £161.7 million) other investments of £4.2 million (2003: restated £4.8 million), investments—Australia of £nil (2003: £92.5 million), loans to joint ventures and associated undertakings of £14.3 million (2003: £15.9 million) (see Note 13) and debtors due after more than one year of £56.2 million (2003 £59.5 million) (see Note 15). Short-term cash deposits are placed at money market rates appropriate to the relevant currency of deposit with certain elements held at no interest on bank current accounts.

The interest rate profile of the Group’s cash and short-term deposits, loans to joint ventures and associated undertakings and loans receivable from Australia in 2003 of £92.5 million (included in investments – Australia as above) at 31 December was:

	Total £m	Floating rate £m	Fixed rate £m	Interest free £m
Currency:
Sterling	30.4	30.4	—	—
Euro	91.6	91.6	—	—
US Dollar	31.9	31.9	—	—
Other	39.1	38.5	—	0.6

Total at 31 December 2004	193.0	192.4	—	0.6

Currency:
Sterling	19.3	17.6	—	1.7
Euro	88.5	87.4	—	1.1
US Dollar	15.6	15.6	—	—
Other	146.7	146.1	—	0.6

Total at 31 December 2003	270.1	266.7	—	3.4

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The interest rate profile of the Group’s financial liabilities (whose maturity profile is set out in section (c) of this Note 29), after allowing for the effect of interest rate swaps and cross currency swaps, at 31 December was:

	Total £m	Floating rate £m	Fixed rate £m	Fixed rate weighted average interest rate %	Fixed rate weighted average period for which rate fixed years
Currency:
Sterling	337.8	87.8	250.0	6.9	5.0
Euro	405.7	365.5	40.2	5.6	4.7
US Dollar	312.6	284.8	27.8	7.0	10.3
Other	29.4	25.4	4.0	17.4	1.9

Total at 31 December 2004	1,085.5	763.5	322.0	6.9	5.4

Sterling	233.6	(16.4)	250.0	6.9	6.0
Euro	516.7	482.0	34.7	5.7	5.6
US Dollar	352.8	324.9	27.9	7.0	11.3
Other	(27.2)	(34.8)	7.6	14.9	1.6

Total at 31 December 2003	1,075.9	755.7	320.2	7.0	6.3

The interest on floating rate liabilities is linked to the appropriate LIBOR for the majority of borrowings. Certain small short term Sterling borrowings are linked to base rate and certain small US Dollar borrowings are linked to the Prime Rate. Further information relating to interest rates on long term borrowings is provided in Note 19.

The Group also has deferred creditors amounting to £72.6 million (2003: £76.1 million) and provisions of a contractual nature amounting to £19.5 million (2003: £17.7 million), the timing of which cannot be determined with certainty and for which no interest rate profile is shown.

b) Currency exposures

The Group considers a variety of issues including interest rate levels and tax in determining the appropriate level of borrowings in each currency which are used as a hedge against the currency translation exposures arising from its net investment overseas. Gains and losses arising from these translation exposures are recognised in the statement of total recognised gains and losses.

Because of the nature of its business, the Group experiences little currency exchange transaction exposure. Such exposures would arise as a result of monetary assets and liabilities being denominated in a currency other than the operating currency of the relevant operating unit and any gains or losses would fall to be recognised in the profit and loss account. Because the Group considers its transaction exposures to be immaterial no disclosure of such exposures is provided.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

c) Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities at 31 December was as follows:

	2004			2003
	Non-equity interests £m	Borrowings £m	Total £m	Non-equity interests £m	Borrowings £m	Total £m
In one year or less, or on demand	—	339.2	339.2	—	410.9	410.9
In more than one year but not more than two years	—	130.0	130.0	—	59.3	59.3
In more than two years but not more than five years	—	294.3	294.3	—	199.1	199.1
In more than five years	3.9	322.0	325.9	4.1	406.6	410.7

Total	3.9	1,085.5	1,089.4	4.1	1,075.9	1,080.0

d) Borrowing facilities

The Group had undrawn, committed, borrowing facilities at 31 December as follows:

	2004 £m	2003 £m
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	350.0	374.6

Total	350.0	374.6

e) Fair values

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities at 31 December:

	2004		2003
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group’s operations:
Short-term financial liabilities and current portion of long-term borrowings	(339.2)	(339.2)	(410.9)	(410.9)
Long-term borrowings	(746.3)	(803.0)	(665.0)	(724.0)
Cash and short-term deposits	178.7	178.7	161.7	161.7
Other investments	4.2	4.8	4.8	4.8
Investments—Australia	—	—	145.2	145.2
Non-equity minority interests	3.9	3.9	4.1	4.1
Loans to joint ventures and associated undertakings	14.3	14.3	15.9	15.9
Debtors due after more than one year	56.2	56.2	59.5	59.5
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps*	(14.6)	(20.5)	(16.2)	(24.6)
Cross currency swaps	(51.9)	(48.7)	(41.1)	(32.1)
Forward currency exchange contracts	0.3	0.8	4.4	3.9

*	Refer to note 13.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The fair values of derivative financial instruments have been determined by reference to prices available in the market in which the derivative financial instruments are traded. Fair values of the primary financial instruments have been calculated by discounting cash flows at prevailing interest rates.

*	The book value represents the net cash received during the year following a restructuring of the Group’s interest rate swap portfolio. This amount is being recognised in the profit and loss account over the life of the original swaps.

f) Gains and losses on hedges

The Group enters into interest rate swaps to manage its interest rate profile and cross currency swaps to alter the currency profile of its borrowings. The effect of the cross currency elements of swaps is recognised by revaluation of the currency of swap liability at the accounting date and hence currency elements of swaps are revalued on balance sheet. The fair value of interest rate swaps is not recognised in the Financial statements until the hedged position matures, that is, interest is accrued or paid. An analysis of these unrecognised gains and losses is as follows:

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2004	35.1	(35.0)	0.1
Gains and losses arising in previous years that were recognised in 2004	3.0	11.5	14.5
Gains and losses arising before 1 January 2004 that were not recognised in 2004	32.1	(46.5)	(14.4)
Gains and losses arising in 2004 that were not recognised in 2004	(8.2)	34.1	25.9
Unrecognised gains and losses on hedges at 31 December 2004	23.9	(12.4)	11.5
of which:
Gains and losses expected to be recognised in 2005	4.6	(4.9)	(0.3)
Gains and losses expected to be recognised in 2006 or later	19.3	(7.5)	11.8

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2003	68.0	(37.3)	30.7
Gains and losses arising in previous years that were recognised in 2003	13.4	(6.8)	6.6
Gains and losses arising before 1 January 2003 that were not recognised in 2003	54.6	(30.5)	24.1
Gains and losses arising in 2003 that were not recognised in 2003	(19.5)	(4.5)	(24.0)
Unrecognised gains and losses on hedges at 31 December 2003	35.1	(35.0)	0.1
of which:
Gains and losses expected to be recognised in 2004	12.8	(4.4)	8.4
Gains and losses expected to be recognised in 2005 or later	22.3	(30.6)	(8.3)

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 1 January 2002	4.8	(27.0)	(22.2)
Gains and losses arising in previous years that were recognised in 2002	5.6	2.1	7.7
Gains and losses arising before 1 January 2002 that were not recognised in 2002	(0.8)	(29.1)	(29.9)
Gains and losses arising in 2002 that were not recognised in 2002	68.8	(8.2)	60.6
Unrecognised gains and losses on hedges at 31 December 2002	68.0	(37.3)	30.7
of which:
Gains and losses expected to be recognised in 2003	14.7	(4.8)	10.0
Gains and losses expected to be recognised in 2004 or later	53.3	(32.5)	20.7

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30	Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were are follows

In Austria

•	The remaining 50% of Transbeton GmbH, two ready mixed concrete plants and three quarries in January 2004.

In France

•	Beton Pret de l’Est SA, two ready mixed concrete plants in September 2004.

•	Centrales de Gauville Rue, Longueau et Loon, four ready mixed concrete plants in November 2004.

In Ireland

•	Hillstreet Stone Ltd, a quarry business in January 2004.

•	Precast Products Waterford Ltd, a precast concrete products business in January 2004.

In Spain

•	Hormigones Ciudad Real SA, six ready mixed concrete plants and six quarries in September 2004.

In Great Britain

•	CCP Ltd, a precast concrete products business in Wales, in January 2004.

In United States of America

•	D&J Materials, one quarry, in April 2004.

•	Lightweight Block Company, a precast concrete products business in September 2004.

•	Southwest Paving, an aggregate and asphalt business in November 2004.

b) Disposals

Disposals in the year were are follows

In Hungary

•	The 50% shareholding in Rockwell D, five concrete plants in November 2004.

2003 Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were as follows:

In Ireland

•	Breton Precast Ltd and Breton Roecrete Ltd, a concrete products operation with two plants in Dublin and one in Belfast, in February 2003.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In United States of America

•	Southwest Readymix, a ready mixed concrete operation with four plants, in January 2003.

•	Pinewood Materials, a ready mixed concrete operation with four plants in South Florida, in November 2003.

•	Padilla Sand and Gravel, a ready mixed concrete plant and quarry in Arizona, in December 2003.

In Germany

•	The remaining 25% of Alsterbeton GmbH, a ready mixed concrete company, in northern Germany, in January 2003.

•	The remaining 21% of Stelcon AG, an industrial flooring company, in March 2003.

•	The remaining 20% of R&S Beteiligungs GmbH, a concrete products company, in August 2003.

In Australia

•	C&M Brick Pty, a manufacturer of concrete blocks and pavers, with four plants in Victoria and one in N.S.W., in July 2003.

•	Rocla Masonry Products, a manufacturer of concrete blocks and pavers, with one plant in South Australia, one in Canberra and two in N.S.W., in July 2003.

b) Disposals

Disposals in the year were as follows:

In Great Britain

•	The assets of Hales Waste Control Limited and Environmental Services Limited, the Group’s waste management business, in June 2003.

In Belgium

•	N.V. Readymix-Belgium SA, the Group’s ready mixed concrete and aggregates business, in March 2003.

In the Netherlands

•	BV de Meteoor, a concrete products company, in November 2003.

In United States of America

•	Rugby IPD Corporation, a laminates distribution business, in January 2003.

•	Metromont Prestress Company, a prestress business located in South Carolina, in August 2003.

In Australia

•	Adelaide Brighton Ltd (ABL), (39.9%) the Group’s cement, lime and concrete products business, in December 2003.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In Jordan

•	Al Ramz Concrete Industries (RMC Jordan) Limited, the Group’s ready mixed concrete business, in February 2003.

In India

•	RMC Readymix (India) Private Limited, (48%) the Group’s ready mixed concrete joint venture, in December 2003.

2002 Acquisitions and disposals

a) Acquisitions

Acquisitions in the year were as follows:

In Great Britain

•	DME Tyres (Waste Rubber Management) Ltd, one site in Cannock for tyre collection, reclamation and shredding, in May.

•	Chelmer Skips and Swindon Skips, in May and June.

•	Penrith Block Works, a blockworks and masonry products business in Cumbria, in August.

•	F Gibbons & Sons Ltd, a sand and gravel quarry in Cambridgeshire, in October.

In United States of America

•	Rio Grande Materials, 13 ready mixed concrete plants in El Paso, Texas and New Mexico, in November.

In Germany

•	The remaining 50% of TBS Siegerland GmbH & Co. KG, ready mixed concrete company, in January.

•	The remaining 75% of Transportbeton Schleswig-Holstein GmbH & Co. KG, ready mixed concrete company, in January.

•	The remaining 15% of Pioneer Frischbeton Osnabruck, a ready mixed concrete company, in July.

In Australia

•	Premier Resources Ltd., with seven ready mixed concrete plants in Sydney, six ready mixed concrete plants in Melbourne, one cement grinding facility at Port Kembla and one quarry at Hartley, in March.

•	Neil Mansell Concrete Pty Ltd., with four ready mixed concrete plants on the Sunshine Coast, in December.

b) Disposals

Disposals in the year were as follows:

In Great Britain

•	Durox Building Products Limited, an aerated concrete business in Essex, in January.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In Germany

•	YTONG AG, an aerated concrete business, in May.

•	Sale of 40% of the associate – V+O Valett und Ott Transportbeton GmbH & Co. KG, a ready mixed concrete company, in January.

•	Sale of 50% of the associate – Betonkies Groningen, an aggregates company, in October.

In Netherlands

•	Readymix Nederland N.V., a concrete products business, in December.

c) Subsequent to the year end

In United States of America

•	Rugby IPD Corp., a laminates distribution business, was sold to a management buy-out in January 2003.

In Jordan

•	Al Ramz Concrete Industries (RMC Jordan) Limited, the Group’s ready mixed concrete business, was sold in February 2003.

In Belgium

•	N.V. Readymix-Belgium SA, the Group’s ready mixed concrete and aggregates business, was sold in March 2003.

c) Fair value of acquisitions

	2004
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	39.8	1.2	41.0
Stocks	2.6	0.1	2.7
Debtors	7.0	—	7.0
Current investments	0.6	—	0.6
Net cash at bank	0.6	—	0.6
Overdrafts	(2.0)	—	(2.0)
Loans	(0.3)	—	(0.3)
Bank and other loans	(2.4)	—	(2.4)
Creditors	(12.8)	(0.1)	(12.9)
Deferred taxation	—	(0.4)	(0.4)
Provisions	(1.0)	—	(1.0)
Minority interests	—	—	—
Net assets required	32.1	0.8	32.9
Goodwill			10.9
Consideration			43.8
Consideration satisfied by:
Cash paid			43.8
Deferred cash payment			—

			43.8
Cash consideration			43.0
Net overdrafts acquired with subsidiaries			(0.8)

			43.0

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The fair value adjustments in the table above relate to the alignment of accounting policies on tangible fixed assets, stocks, creditors and deferred taxation.

	2003
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	19.6	1.7	21.3
Stocks	6.0	—	6.0
Debtors	6.9	—	6.9
Overdrafts	(4.2)	—	(4.2)
Loans	—	—	—
Bank and other loans	—	—	—
Creditors	(6.5)	(0.1)	(6.6)
Deferred taxation	—	—	—
Provisions	—	—	—
Minority interests	(1.6)	—	(1.6)
Net assets required	20.2	1.6	21.8
Goodwill			18.0
Consideration			39.8
Consideration satisfied by:
Cash paid			30.9
Deferred cash payment			8.9

			39.8
Cash consideration			30.9
Net overdrafts acquired with subsidiaries			(4.2)

			26.7

The fair value adjustments in the 2003 table above relate to the alignment of accounting policies on tangible fixed assets and creditors.

	2002
	Original book value £m	Fair value adjustments £m	Total £m
Tangible fixed assets	34.8	—	34.8
Associated undertakings	—	—	—
Stocks	1.7	0.1	1.8
Debtors	2.9	—	2.9
Current investments	0.4	—	0.4
Cash at bank and in hand	1.5	—	1.5
Overdrafts	(1.5)	—	(1.5)
Loans	(5.5)	—	(5.5)
Bank and other loans	(8.1)	—	(8.1)
Creditors	(6.6)	0.2	(6.4)
Deferred taxation	(2.4)	—	(2.4)
Provisions	(0.2)	—	(0.2)
Net assets acquired			17.3
Goodwill			10.8
Consideration			28.1

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2002 £m
Consideration satisfied by:
Cash paid	22.0
Joint ventures/associated undertakings transfer	0.3
Deferred cash payment	5.8

Cash consideration	22.0
Net overdraft acquired with subsidiaries	—

22.0

The fair value adjustments in the 2002 table above relate to the alignment of accounting policies on stocks and creditors.

31	Related party transactions

	2004 £m	2003 £m
Transactions with joint ventures and associates:
Purchases of materials and services by RMC Group subsidiaries	23.6	23.3
Sales of materials to RMC Group subsidiaries	21.9	26.0

Other	6.9	5.3

The year-end balances with joint ventures and associated undertakings are disclosed in Notes 13, 15, and 18.

32	Contingent liabilities

The Company has guaranteed certain overdrafts of Group subsidiary undertakings totalling £62.1 million (2003: £40.4 million).

In the normal course of business there are legal claims outstanding for the supply of goods and in connection with other disputes and processes, for which provision is made in the accounts for any liabilities which are expected to arise. The Directors consider that the possibility of any significant loss arising to the Group from these contingent liabilities is unlikely.

33	Summary of significant differences between accounting principles generally accepted in the United Kingdom (“UK GAAP”) and accounting principles generally accepted in the United States (“US GAAP”)

The accompanying consolidated financial statements have been prepared in accordance with UK GAAP, which differ, in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Summary of adjustments to the result for the year ended 31 December:

		2004 £’m	2003 £’m
Loss attributable to ordinary shareholders in accordance with UK GAAP		(156.7)	(156.1)
US GAAP adjustments:
Intangible assets—amortisation of goodwill	a	23.8	35.6
Intangible assets—impairment of goodwill	a	(33.5)	(90.2)
Tangible fixed assets	b	(0.5)	(3.5)
Share based payments	c	(6.1)	(0.4)
Restructuring	d	(1.5)	2.9
Loss on disposal of subsidiary undertakings	e	(0.4)	(7.7)
Pension costs	f	1.9	(10.5)
Leases	g	11.6	(0.1)
Financial instruments	h	(15.4)	(69.0)
Deferred tax	k	(13.5)	(12.6)
Other adjustments	l	1.3	1.2

Gross US GAAP adjustments		(32.3)	(154.3)
Taxation on above adjustments		(5.8)	20.1
Minority interest on above adjustments		—	2.8

Total US GAAP adjustments		(38.1)	(131.4)

Net loss attributable to ordinary shareholders in accordance with US GAAP		(194.8)	(287.5)

Earnings per share:
Weighted average number of shares used for basic EPS		265,848,132	264,736,826
Dilutive shares		—	—

Used in diluted EPS calculation		265,848,132	264,736,826
Loss per share
Basic net loss per share	n	(77.0p )	(108.6p )
Diluted net loss per share	n	(77.0p )	(108.6p )

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Summary of adjustments to equity shareholder’s funds as of 31 December

		2004 £’000	2003 £’000
Shareholders’ equity in accordance with UK GAAP		1,358.7	1,515.0
US GAAP adjustments:
Goodwill and other intangible assets	a	77.7	88.2
Tangible fixed assets	b	5.1	5.1
Restructuring	d	1.3	2.9
Pension costs	f	(81.0)	(83.0)
Leases	g	2.4	0.7
Financial instruments	h	(2.1)	0.1
Deferred tax	k	(95.2)	(82.1)
Investments in equity securities	i	0.7	1.5
Other adjustments	l	(1.4)	(4.0)
Dividends	m	—	57.8

Gross US GAAP adjustments		(92.5)	(12.8)
Taxation on above adjustments		34.3	40.0
Minority interest on above adjustments		2.0	2.0

Total US GAAP adjustments		(56.2)	29.2

Shareholders’ equity under US GAAP		1,302.5	1,544.2

(a) Goodwill and other intangible assets

Capitalisation and amortisation

Under UK GAAP, goodwill arising on acquisitions made on or after 1 January 1998 is capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 1 January 1998 all goodwill and separately identifiable and separable intangible assets was written off to reserves on acquisition.

Under US GAAP, prior to 1 January 2002, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life consistent with UK GAAP. The provisions of FAS 142, “Goodwill and Other Intangible Assets” were adopted by the Group on 1 January 2002 and as a result goodwill is no longer subject to amortisation under US GAAP. In addition, the non amortisation of goodwill provisions of FAS 142 were effective immediately for goodwill arising on all acquisitions completed after 30 June 2001.

Under US GAAP, the carrying value of goodwill was £435.5 million and £243.7 million at 31 December 2003 and 2004 respectively.

Purchase price allocation

Both UK and US GAAP require purchase consideration in respect of subsidiaries acquired to be allocated on the basis of fair values to the various net assets of the acquiree at the date of acquisition.

On acquisition under UK GAAP, the fair value of inventory is generally represented by the acquired companies’ current cost of reproducing that inventory. Under US GAAP the fair value of inventory acquired represents the expected future selling price less any further costs to be incurred to sale, and a selling margin.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase. Under US GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance sheet, if the following criteria as set out in EITF 95-3 are met:

•	As of the consummation date of the acquisition, the company begins to assess and formulate a plan to restructure the acquired company, and that plan is completed and approved within one year from the date of acquisition; and

•	The plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as soon as possible after the plan is finalised.

These differences arose in periods prior to 2003, and there is no ongoing impact other than in relation to goodwill and intangible balances.

The excess of the purchase consideration over the fair value assigned to the net assets is treated as goodwill.

Intangible assets

Both UK GAAP and US GAAP require separately identifiable intangible assets to be held separately from goodwill, and amortised over their useful lives.

Under UK GAAP in order to recognise an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. US GAAP requires that intangibles be recognised separately from goodwill if they arise from contractual or other legal rights, or they are separable from the acquired entity.

Under UK GAAP no acquired intangible assets have been recognised. Under US GAAP the Group has recognised intangible assets relating to brands, which have been identified as having indefinite lives. The book value of these intangible assets was £28.5 million at 31 December 2003 and 2004.

Impairment of goodwill

Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment. Impairment is measured by comparing the carrying value of the business with the higher of the net realisable value and the value in use. The difference is recognised as an impairment charge. Under UK GAAP the Group recognised impairments of goodwill of £67.4 million and £173.7 million in 2003 and 2004 respectively.

Under US GAAP goodwill impairment reviews were carried out in accordance with FAS 142 on transition, and each year end following the date of adoption of this guidance. Goodwill impairment tests are also conducted whenever the Group considers there to be an indication of impairment. For the purposes of these impairment reviews, goodwill has been allocated to the geographical reporting units of the Group with the exception of the UK where goodwill has been separately allocated to UK Cement and UK Materials as they have been identified as separate reporting units.

Under US GAAP where the carrying value of a reporting units exceeds its fair value then a goodwill impairment is recorded based on the excess of the carrying value of goodwill in a reporting unit over the implied fair value of that goodwill. Fair value has been determined for each reporting unit by calculating the discounted cash flows expected to be generated by each unit.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

As a result of these impairment reviews, the Group has recognised additional goodwill impairments of £90.2 million and £33.5 million in 2003 and 2004 respectively.

(b) Tangible fixed assets

Capitalised interest

In accordance with UK GAAP, FRS 15 “Tangible Fixed Assets”, the Group has chosen not to capitalise such interest in the Group’s financial statements.

Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34 “Capitalisation of Interest Cost”.

Computer software

Under UK GAAP, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, which restricts the categories of costs which can be capitalised.

(c) Share based compensation

Under UK GAAP the cost of providing rights to shares under share schemes is charged to the income statement over the period to which the employee’s performance relates. The cost is defined as the market value of the shares at the date of grant less any contribution that the employee is required to make. Inland Revenue approved SAYE schemes where discounts are generally given at a discount to market rate of up to 20% are not identified as being compensatory.

Under US GAAP stock-based employee compensation is accounted for under FAS 123 “Accounting for Stock Based Compensation”. The cost of options granted to employees is recognised over the period to which the employee’s service relates (the vesting period) under either the intrinsic value method or the fair value method. The Group has elected to account for options granted to employees under the intrinsic value method of APB 25 “Accounting for Stock Issued to Employees”

Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. Fixed stock option plans where the exercise price equals the quoted market price on the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of stock-based compensation plans, including SAYE plans when the exercise price is less than the quoted price on the date of grant. For stock option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(d) Restructuring

Under UK GAAP severance charges are recognised once the Group has a constructive obligation to incur the costs. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected.

In 2003, under US GAAP, the Group adopted the provisions of Financial Accounting Standards No, 146 (FAS 146) “Accounting for Costs Associated with Exit or Disposal Activities.” FAS 146 has been applied in

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

respect of employee severance provisions and property cost provisions. US GAAP requires that employee severance costs that are no one-time termination charges be recognised when it is probably that these costs will be incurred and that amount is capable of being estimated.

Under UK GAAP, provision is made for costs associated with the exit of a property once the intention to exit has been announced. Under US GAAP, charges for costs associate with the exit of properties are recognised upon vacation of the property or legal termination of the lease contract.

(e) Loss on disposal of subsidiary undertakings.

Under UK GAAP and US GAAP, the gain or loss on disposal of an overseas subsidiary is calculated with reference to the carrying value of assets at the date of disposal. Under UK GAAP the carrying value of assets used in the determination of the gain or loss on disposal will include any goodwill relating to the subsidiary being sold, which under UK GAAP is amortised over a period not to exceed 20 years.

Under US GAAP on disposal of an overseas subsidiary, the amount attributable to that entity and accumulated in the cumulative translation adjustment component of equity is reported as part of the gain or loss on sale of the subsidiary recognised in the income statement. Under US GAAP, goodwill is allocated to a disposed subsidiary on the basis of the relative fair value of the subsidiary being disposed and the reporting unit from which it is being disposed. The goodwill included in the determination of the gain or loss on disposal of a subsidiary will therefore be different under US GAAP as a result of this allocation and the non-amortisation of goodwill under US GAAP.

Discontinued operations

Under UK GAAP, FRS 3 ‘Reporting Financial Performance’ requires that the sale or termination of the business has a material effect on the nature and focus of the reporting entity’s operations and represents a material reduction in its operating facilities resulting either from its withdrawal from a particular market (whether class of business or geographical) or from a material reduction in turnover in the reporting entity’s continuing market, be reported as a discontinued operation.

Under US GAAP, discontinued operations are those clearly distinguishable operations and activities which have either ceased or left the Group and also include those held for sale, which are probable for completing within one year.

Under US GAAP, the net loss attributable to continuing operations was £225.9 million and £194.6 million in 2003 and 2004 respectively, the net loss attributable to discontinued operations was £61.6 million and £10.2 million in 2003 and 2004 respectively, and the assets and liabilities held for sale at December 31, 2003 and 2004 were £162.2 million and £15.2 million respectively.

(f) Pensions

Under UK GAAP, pension and post-retirement healthcare costs and liabilities are determined in accordance with the UK Statement of Standard Accounting Practice No. 24 (SSAP 24). Under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of the Financial Accounts Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 87, “Employers’ Accounting for Pension” (“FAS 87”), FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“FAS 88”), and FAS No. 106 “Employers’ Accounting for Post Retirement Benefits other than Pensions” (SFAS 106”).

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Differences arise between UK and US GAAP from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses and deficits.

Under UK GAAP the costs are charged against profits over employee’s working lives. Under US GAAP the “corridor approach” for recognising costs is applied, whereby variations from expected costs are recognised in the profit and loss account and balance sheet over the expected service lives of the employees.

Under US GAAP, an additional minimum pension liability is recognised and a charge made to other comprehensive income or if appropriate, intangible assets when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that this amount is not covered by the net liability recognised in the balance sheet.

(g) Leases

Under UK GAAP a lease will be classified as a finance lease where it transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is presumed that such a transfer of risks and rewards occurs if at the inception of a lease the present value of the minimum lease payments, including any initial payment, amounts to substantially all (normally 90 per cent or more) of the fair value of the leased asset. Assets held under finance leases are capitalised at their fair value on the commencement of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

Certain operating leases under UK GAAP are classified as finance leases under US GAAP, referred to in US GAAP as capital leases, if the lease meets any of the following criteria; the leased asset automatically transfers title at the end of the lease term; the lease contains a bargain purchase option; the lease term equals or exceeds 75 per cent of the remaining estimated economic life of the leased asset, or the present value of the minimum lease payments equals or exceeds 90 per cent of the excess of fair value of the leased property.

(h) Financial instruments

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are not required to be recognised on the balance sheet at fair value, but are accounted for as described in the Accounting Policies in note 1.

Under US GAAP derivative instruments whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the Group has elected not to adopt hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities” the reconciliation to net income fully reflects the changes in fair value of the derivatives, other than net investment hedges. Hedges of net investments and the treatment of realised and unrealised gains and losses are the same as under UK GAAP being taken to equity reserves.

(i) Investments in equity securities.

Under UK GAAP, investments in equity securities are valued at the lower of cost or market value.

Under US GAAP, FAS 115, Accounting for Certain Investments in Debt and Equity Securities, addresses the accounting and reporting for investments in equity securities that have readily determinable fair market

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

values, and for all debt securities. These investments are to be classified as either “held-to-maturity” securities that are reported at amortised cost, “trading” securities that are reported at quoted market prices with unrealised gains or losses included in earnings, or “available-for-sale” securities, reported at quoted market prices, with unrealised gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders’ equity.

(j) Joint ventures

Operating profit, interest and taxation in respect of joint-ventures are included in the accounts separately under each appropriate heading. Under US GAAP, profit after tax of joint-ventures and associates are included on a single line within the profit and loss account.

(k) Deferred tax

Under UK GAAP, in accordance with FRS 19 Deferred Tax, deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise, based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. It is the Company’s policy that deferred tax assets and liabilities are not discounted.

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for all differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate when they are expected to be utilised, including the enacted change in future rates. Deferred tax assets are recognised only if their realisation is considered more likely than not. Valuation allowances are provided against all deferred tax assets to the extent that realisation of the assets is not likely.

(l) Other adjustments

Vacation accruals

Under UK GAAP, an accrual is made to reflect the cost of employee’s unused vacation allowances only to the extent the Group is liable to settle the obligation for cash.

Under US GAAP, under the provisions of SFAS 43 “Accounting for Compensated Absences”, an accrual is made for the cost of all unused vacation allowances at the point of entitlement, when a cash payment is probable and can be estimated.

Revenue recognition

UK GAAP focuses on the transfer of significant risk and rewards and the probability that the economic benefits associated with the transaction will flow to the entity and that the revenue and costs can be measured reliably.

Under US GAAP, revenue recognition is, in principle, similar to UK GAAP. However there are four key criteria that must be present in order to recognise revenue under US GAAP. These four criteria are (a) the seller’s price to the buyer is fixed or determinable, (b) collectibility of payment is reasonably assured, (c) there must be

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

persuasive evidence that an arrangement exists and (d) delivery must have occurred or services must have been rendered.

Under UK GAAP, revenue for services is recognised in accordance with the percentage of completion method. Under US GAAP, revenue for services is generally recognised rateably over the contractual term of the arrangement.

(m) Dividends

Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are recognised in the period in which they are formally approved.

(n) Earnings per share

Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and exceptional items is disclosed in addition to basic and diluted earnings per share.

Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

Under both UK and US GAAP, basic earnings per share is based on the weighted average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that are dilutive and outstanding during the period.

Earnings per share	2004		2003
Basic net loss per share from continuing operations before cumulative effect of change in accounting principle	(72.3p	)	(85.3p	)
Basic net loss per share from cumulative effect of change in accounting principle	(0.9p	)	—
Basic net loss per share from discontinued operations	(3.8p	)	(23.3p	)

Total Basic Earnings per share from operations	(77.0p	)	(108.6p	)

Diluted net loss per share from continuing operations	(72.3p	)	(85.3p	)
Diluted net loss per share from cumulative effect of change in accounting principle	(0.9p	)	—

Diluted net loss per share from discontinued operations	(3.8p	)	(23.3p	)

Total diluted earnings per share from operations	(77.0p	)	(108.6p	)

Under US GAAP, 2,444,313 and 822,639 options were anti-dilutive in 2004 and 2003 respectively and have been excluded from the calculation of diluted earnings per share.

(o) Consolidated statement of cash flows

The Consolidated Statements of Cash Flows presented under UK GAAP have been prepared in accordance with FRS 1 (revised) Cash Flow Statements, and present substantially the same information as required under FAS 95, Statement of Cash Flows. There are certain differences from UK GAAP to US GAAP with regard to the classification of items within the cash flow statements and with regard to the definition of cash and cash equivalents.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported. Under FAS 95 cash flows are classified under operating activities (including cash flows from taxation and returns on investments and servicing of finance), investing activities and financing activities.

Under FRS 1 (revised) cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under FAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. Cash and cash equivalents do not include bank overdrafts.

A summary of the Group’s UK GAAP operating, investing and financing activities classified in accordance with US GAAP is presented below for the year ended 31 December:

	2004 £’000	2003 £’000
Net cash inflow from operating activities	145,936	252,236
Net cash used in investing activities	(36,002)	86,086
Net cash provided by financing activities	(89,239)	(312,047)
Effect of exchange rate changes on cash and cash equivalents	(400)	(1,800)

Net change in cash and cash equivalents	20,295	24,475
Cash and cash equivalents at beginning of period	150,673	126,198

Cash and cash equivalents at end of period	170,968	150,673

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Actual results may differ from estimates included in the financial statements.

(q) Consolidation

Under UK GAAP consolidation is based primarily on the traditional consolidation model, using a basis of ownership interests with additional consideration of the exercise of management control and dominant influence.

Prior to 31 December 2004, consolidation under US GAAP was based on ownership interests and the exercise of control over an entity.

Under UK GAAP, certain entities have been consolidated by the Group on the basis that while the Group did not hold voting control over the company, they exercised significant influence over the operations of the company, and hence under UK GAAP given such dominant influence, consolidation is appropriate. Under US GAAP, such entities would not be consolidated and hence the Group have deconsolidated 11 entities in each of 2003 and 2004, and accounted for their interest under the equity method. This difference does not have any impact on either net loss or shareholders’ equity under US GAAP, but would reduce turnover by £203.8 million and £296.0 million in each of 2003 and 2004 respectively, and reduce profit after taxation by £6.2 million and £8.8 million in each of 2003 and 2004. Under US GAAP, total assets would be decreased by £115.7 million and £179.9 million as of December 31, 2003 and 2004 respectively, and total liabilities would be decreased by £69.3 million and £110.0 million as of December 31, 2003 and 2004 respectively as a result.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

As of and from 31 December 2004 the Group has adopted the provisions of FIN 46R, Consolidation of Variable Interest Entities under US GAAP as a result of which, consolidation decisions are evaluated under both variable interest and traditional consolidation models. The variable interest model requires that a company evaluate whether it holds one or more variable interests in a variable interest entity (“VIE”). When a company holds a variable interest in a VIE, it is required to consolidate the VIE if the company is considered the primary beneficiary which means that it absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both.

As a result of the first time adoption of FIN 46R, certain entities were consolidated under US GAAP for the first time. These entities are partially owned investments of the Company in the business of manufacturing concrete, cement or aggregates. The impact of adoption on the financial statements, recorded as a cumulative effect of change in accounting principle was a charge to net loss and shareholders’ equity of £2.5 million to reflect the elimination of deficit minority interest in the investments consolidated. Further, full consolidation of these investments under US GAAP would increase assets by £7.8 million and liabilities by £7.3 million as of 31 December 2004.

(r) Presentation of profit and loss account

The Group presents its consolidated profit and loss account in accordance with UK GAAP and the Companies Act 1985. This presentation differs in certain respects from that which is required under US GAAP, in particular in relation to the presentation of profits before Exceptional Items. Such sub-totals would not be allowable under US GAAP.

The following income statement presents the Group’s result of operation prepared in accordance with UK GAAP, but in a format that is required under US GAAP.

	Year ended 31 December
	2004 £m	2003 £m	2002 £m
Revenues	4,121.1	4.118.6	4,037.5
Cost of goods sold	(2,910.9)	(2,746.6)	(2,699.3)
Gross Profit	1,210.2	1,372.0	1,338.2
Selling, general and administrative expenses and other income and expenses	(1,286.2)	(1,504.2)	(1,200.4)
Income (loss) from continuing operations	(76.0)	(132.2)	137.8
Finance Costs	(56.5)	(70.3)	(73.8)
Income (loss) before taxes and minority interest from continuing operations	(132.5)	(202.5)	64.0
Minority interest	(15.6)	(12.5)	(17.0)
Income taxes	(11.7)	46.0	(27.4)
Income (loss) from continuing operations	(159.8)	(169.0)	19.6
Share of affiliated company earnings	12.3	2.4	(2.5)
Discontinued operations, net of tax	(9.2)	10.5	53.2
Net income (loss)	(156.7)	(156.1)	70.3

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(s) Recent Accounting Pronouncements

New US Accounting Standards not yet adopted.

In June 2004, the EITF issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The Issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The impairment methodology for various types of investments accounted for in accordance with the provisions of APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” and SFAS 115 is predicated on the notion of “other than temporary” that is ambiguous and has led to inconsistent application. The Task Force reached a consensus that the application guidance in EITF 03-1 should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than- temporary impairments. Management is in the process of determining the impact of EITF 03-1 on the Group’s business, results of operations, financial position, and liquidity, and will adopt the recognition and measurement guidance of EITF 03-1, when applicable.

In September 2004, the EITF reached a consensus on EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. The Group does not believe the adoption of this standard will have a material impact on the Group’s financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by SFAS 151, the Group will adopt this accounting standard on January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Nonmonetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, the Group will adopt this new accounting standard effective January 1, 2006. The adoption of SFAS 153 is not expected to have a material impact on the Group’s financial statements.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 Revised (SFAS 123R) “Share Based Payments”, which requires that compensation cost relating to share-based payments be recognised in the company’s financial statements. The Group currently accounts for those payments under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The company is preparing to implement this standard effective January 1, 2006. Although the transition method to be used to adopt the standard has not been selected, the impact of adoption is expected to have a minimal impact on the company’s results of operations, financial position and liquidity.

In December 2004, the FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”, indicating that this deduction should be accounted for as a special deduction in accordance with the provisions of SFAS No. 109. Beginning in 2005, the Company will recognise the allowable deductions as qualifying activity occurs.

In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, which provides a practical exception to the SFAS No. 109 requirement to reflect the effect of a new tax law in the period of enactment by allowing additional time beyond the financial reporting period to evaluate the effects on plans for reinvestment or repatriation of unremitted foreign earnings. The Group has not yet completed its evaluation of the repatriations provisions and its impact to the Group’s financial position, results of operations and cash flows. The Group expects to complete the evaluation by December 2005. The Group is currently unable to reasonably estimate the range of possible amounts of unremitted earnings that is still being considered for repatriation as a result of the repatriation provision and the related potential range of income tax effects of such repatriation.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaced APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

New UK Accounting Pronouncements not yet adopted.

FRS 20—Share-based payments In April 2004 the ASB issued FRS 20—Share-based payments. The standard requires that share based payments should give rise to a charge in the profit and loss account that is allocated to the period of service the award relates to. The charge is measured by reference to the fair value of goods or services received or, for transactions with employees, by reference to the fair value of the equity instrument at the date of grant. It is effective for periods beginning on or after 1 January 2005. The Group is currently evaluating the impact of adopting this standard.

FRS 21—Events after the balance sheet date In May 2004 the ASB issued FRS 21—Events after the balance sheet date. The standard amends the accounting treatment to be adopted by entities for events occurring between the balance sheet date and the date when the financial statements are authorised for issue. Under the standard, dividends declared after the balance sheet date will be non-adjusting post balance sheet events. The standard is effective for periods beginning on or after 1 January 2005.

RMC GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

34	Subsequent events

Subsequent to the year end, on 1 March 2005, the company has been acquired by CEMEX UK Limited, effected by means of a Scheme of Arrangement under section 425 of the Companies Act 1985. Under the terms of the Scheme, RMC shareholders were entitled to receive 855 pence per RMC share in cash. On this basis, the terms of the Acquisition valued the existing issued share capital of RMC at approximately £2.3 billion.

Since the takeover on 1 March 2005, CEMEX has embarked on a process of integrating RMC’s existing operations into CEMEX. The integration process is designed to sustain the day to day operations of the company whilst identifying and delivering important synergies, to retain talent and build positive relationships with stakeholders that are new to CEMEX.

Following the delisting, on 2 March 2005 the name of the Company was changed to RMC Group Limited.

RECENT DEVELOPMENTS AFFECTING INFORMATION IN THE ATTACHED PROSPECTUS DATED APRIL 19, 2002

In addition to the updated information contained in this prospectus supplement, our annual report on Form 20-F for the year ended December 31, 2004 and the other documents incorporated herein by reference, readers of the attached prospectus, dated April 19, 2002, are reminded that (i) as a result of a two-for-one stock split effected in July 2005, each ADS currently represents ten CPOs rather than five CPOs, and (ii) all our previously outstanding appreciation warrants and American Depositary Warrants have matured and are no longer outstanding.

A-1

PROSPECTUS

$1,500,000,000

CEMEX, S.A. de C.V.

CPOs

ADSs

Appreciation Warrants

ADWs

We may sell, from time to time, in one or more offerings:

•	our Ordinary Participation Certificates, or CPOs;

•	our American Depositary Shares, or ADSs, each ADS representing five CPOs;

•	our appreciation warrants;

•	our American Depositary Warrants, or ADWs, each ADW representing five appreciation warrants.

The total offering price of these securities, in the aggregate, will not exceed $1,500,000,000. We will provide the specific terms of purchase of any securities we actually offer for sale in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you decide to invest in any of these securities.

Our CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.” Our ADSs are listed on the New York Stock Exchange under the symbol “CX.” Our appreciation warrants are listed on the Mexican Stock Exchange under the symbol “CMX412E-DC062.” Our ADWs are listed on the New York Stock Exchange under the symbol “CX.WSB.”

You should consider the risk factors beginning on page 5 before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may not sell these securities or accept any offer to buy these securities until we deliver this prospectus and an accompanying prospectus supplement in final form. We are not using this prospectus and any accompanying prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

The date of this prospectus is April 19, 2002.

Page No.
About This Prospectus	1
Where You Can Find More Information	1
Incorporation by Reference	1
Cautionary Statement Regarding Forward-Looking Statements	2
CEMEX, S.A. de C.V.	3
Risk Factors	5
Use of Proceeds	9
Description of our Common Stock	10
Description of our CPOs	15
Description of our ADSs	19
Description of our Appreciation Warrants	28
Description of our ADWs	34
Plan of Distribution	40
Validity of the Securities	41
Experts	41

We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You should not rely on any unauthorized information. This prospectus and any accompanying prospectus supplement do not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

References in this prospectus to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries.

References in this prospectus to “U.S.$” and “Dollars” are to U.S. Dollars, and, unless otherwise indicated, references to “Ps” and “Pesos” are to constant Mexican Pesos as of December 31, 2001.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of U.S.$1.5 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our ADSs and ADWs are listed on the New York Stock Exchange under the symbols “CX” and “CX.WSB” respectively. These reports and other information can also be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Any information referenced this way is considered part of this prospectus, and any information that we file after the date of this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents:

•	Our annual report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 8, 2002; and

•	The description of our ADSs, CPOs, series A shares and series B shares contained in our registration statement on Form 8-A (SEC File No. 1-14946), filed with the SEC on September 10, 1999, and any amendment or report filed for the purpose of updating such descriptions, and the description of our appreciation warrants and ADWs contained in our registration statement on Form 8-A (SEC File No. 1-14946), filed with the SEC on December 19, 2001, and any amendment or report filed for the purpose of updating such descriptions.

In addition, any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the ADSs and ADWs, and any future reports on Form 6-K furnished by us to the SEC during such period or potions thereof that are identified in such forms as being incorporated into the registration statement of which this prospectus forms a part, shall be considered to be incorporated in this prospectus by reference and shall be considered a part of this prospectus from the date of filing of such documents.

We will provide without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus. Requests should be directed to Abraham Rodríguez, Investor Relations, CEMEX, S.A. de C.V., Av. Constitución 444 Pte., Monterrey, Nuevo León, México 64000, Tel: +011-5281-8328-3631.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement may constitute forward-looking statements, which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this prospectus and any accompanying prospectus supplement. When considering such forward-looking statements, you should keep in mind the factors described in “Risk Factors” appearing elsewhere in this prospectus. Additional information about issues that could lead to material changes in our performance is contained in our annual report on Form 20-F for the year ended December 31, 2001, which is incorporated by reference in this prospectus.

CEMEX, S.A. DE C.V.

Founded in 1906, CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2001 of approximately 79.5 million tons. We are one of the world’s largest traders of cement and clinker, having traded over 13.2 million tons of cement and clinker in 2001. We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. We are a global cement manufacturer with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. As of December 31, 2001, we had worldwide assets of Ps148.8 billion (U.S.$16.2 billion). On April 16, 2002, we had an equity market capitalization of approximately Ps87.34 billion (U.S.$9.5 billion).

We believe that we are one of the most efficient cement producers in the world. We believe we have achieved this competitive advantage through our significant utilization of technology throughout our entire organization, our superior operating practices, our turnaround expertise in newly acquired operations and our size as one of the largest cement companies in the world.

As of December 31, 2001, our main cement production facilities were located in Mexico, Spain, Venezuela, Colombia, the United States, Egypt, the Philippines, Thailand, Panama, the Dominican Republic and Costa Rica. As of December 31, 2001, our assets, cement plants and installed capacity, on an unconsolidated basis, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

	As of December 31, 2001
	Assets (in billions of constant Pesos)	Number of Cement Plants	Installed Capacity (millions of tons per annum)
North America
Mexico	Ps57.9	15	27.2
United States	44.1	12	13.2
Europe, Asia and Africa
Spain	17.9	8	10.4
Asia	10.3	4	11.5
Egypt	7.7	1	4.5
South America, Central America and the Caribbean
Venezuela	10.7	3	4.6
Colombia	7.8	5	4.8
Central America and the Caribbean	6.7	3	3.3
Cement and Clinker Trading Assets and Other Operations	96.1	—	—

In the above table, “Asia” includes our Asian subsidiaries, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 25.5% interest, as of December 31, 2001, in PT Semen Gresik, or Gresik, an Indonesian cement producer. In addition to the three cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 20.3 million tons, as of December 31, 2001. In the above table, “Central America and the Caribbean” includes our subsidiaries in Panama, the Dominican Republic, Costa Rica, Nicaragua and other assets in the Caribbean region. In the above table, “Cement and Clinker Trading Assets and Other Operations” includes in the column labeled “Assets” our 11.9% interest in Cementos Bio Bio, a Chilean cement producer having three cement plants with an installed capacity of approximately 2.2 million tons at December 31, 2001, and intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps67.1 billion, which would be eliminated if these assets were calculated on a consolidated basis.

Since the late 1990s, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world.

For the year ended December 31, 2001, our net sales, before eliminations resulting from consolidation, were divided among the countries in which we operate as follows:

Executive Offices

We are a Mexican corporation with our principal executive offices located at Av. Constitución 444 Pte., Monterrey, Nuevo León, México 64000. Our main phone number is +011-5281-8328-3000.

RISK FACTORS

You should carefully consider the following risks and all the information contained or incorporated by reference in this prospectus before making an investment decision regarding our securities. The following risks are not the only risks we face.

Risks relating to our Appreciation Warrants and CPOs

If the average price of our CPOs does not exceed U.S.$6.00 on the maturity date of the appreciation warrants, or does not equal or exceed the triggering level prior to the maturity date, you will receive nothing.

An investment in the appreciation warrants is premised on the price of our CPOs increasing. We cannot guarantee this. If on December 21, 2004, the maturity date of the appreciation warrants, the average price of our CPOs is less than U.S.$6.00, the strike price of the appreciation warrants, and the appreciation warrants have not previously been mandatorily redeemed, you will receive nothing. The U.S.$6.00 strike price does not give effect to any future anti-dilution adjustments that may be made to the appreciation warrants. To the extent that any future anti-dilution adjustments are made in respect of the appreciation warrants, they will be identified in the applicable prospectus supplement.

Because the appreciation value on the appreciation warrants is based on Dollar amounts, a depreciation in the Peso against the Dollar could reduce the appreciation value on the maturity date or affect whether a mandatory redemption will occur.

The strike price and triggering level of the appreciation warrants were determined using Peso-Dollar exchange rates prevailing at the time they were issued. We use a Peso-Dollar exchange rate during the life of the appreciation warrants to determine if the triggering level is reached, and at the maturity date to measure the appreciation value. If the Peso were to depreciate against the Dollar, the following could result:

•	the appreciation value on the maturity date could be reduced; and

•	the likelihood of a mandatory redemption occurring before the maturity date could be reduced.

We cannot specify what adjustments will be made to the terms of the appreciation warrants in the event of transactions that have a dilutive effect.

We will comply with Mexican legal and regulatory requirements to make adjustments to the terms of the appreciation warrants for dilutive events and other transactions that affect our CPOs. While these provisions have been designed to provide fair treatment to holders of appreciation warrants for these events, the actual calculations to be used are not established in advance, and we will rely on the Mexican Stock Exchange to make calculations that have fair results to holders of appreciation warrants. Further, the Mexican regulatory framework for anti-dilution adjustments addresses only some events. We cannot describe with any certainty the actions, if any, that would be taken in response to events not specified in the Mexican regulations.

We may in the future decide to sell the appreciation warrants or ADWs held by our subsidiaries; any such sale could cause a decline in the market price of the appreciation warrants and ADWs.

Our subsidiaries own approximately 1.8 million appreciation warrants, including appreciation warrants held by them in the form of ADWs. We may sell the appreciation warrants and ADWs held by our subsidiaries. These sales may include sales to employees and management, sales to third parties and additional public offerings. Any future sales of these appreciation warrants or ADWs could cause a decline in the market price of the appreciation warrants and ADWs.

We cannot assure you that we will be able to obtain a sufficient number of CPOs through our hedging transactions to satisfy our obligations under the appreciation warrants.

We have entered into forward contracts with a number of banks and other financial institutions in order to hedge our obligations under the appreciation warrants. If on an early redemption date or on the maturity date of the appreciation warrants, those banks or parties to any other hedging transaction that may be in effect do not deliver to us a number of ADSs sufficient to cover the appreciation value to which holders of appreciation warrants and ADWs are entitled, we will have to either use securities held by our subsidiaries or purchase CPOs or ADSs in the market to satisfy our obligations to holders of appreciation warrants and ADWs. We cannot assure you that we will be able to obtain a sufficient number of CPOs or ADSs to satisfy our obligations to holders of appreciation warrants.

Market anticipation of the release of additional ADSs into the market could cause the price of our CPOs and ADSs to decline.

Under the forward contracts or any other hedging transactions that we may have in place, we expect the banks or other parties to deliver to us a number of ADSs approximately equal to the number of ADSs required to settle the appreciation warrants and ADWs. In addition, the banks have the right to sell the ADSs sold to them under the forward contracts. Any sale or release or anticipation of a sale or release of ADSs by the banks under the forward contracts or by other parties to any other hedging transaction, whether to settle the appreciation warrants or otherwise, could cause the price of our CPOs and ADSs to decline. If the appreciation warrants have not been mandatorily redeemed, this could cause the average price on the maturity date to decline, resulting in a reduction or elimination of any appreciation value at that time, or could result in a lower market value of the CPOs or ADSs received on the maturity date or an early redemption date.

Risks Relating to Our Business

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us.

We are a holding company with no significant assets other than the stock of our wholly-owned and non-wholly-owned subsidiaries and our holdings of cash and marketable securities. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from these subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by the subsidiaries’ existing debt agreements, and various regulatory, contractual and legal constraints.

We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs, ADSs, appreciation warrants and ADWs.

We have incurred and will continue to incur significant amounts of debt, which could have an adverse effect on the price of our CPOs and ADSs. Since the values of our appreciation warrants and ADWs are linked to the price of our CPOs and ADSs, their prices could also be adversely affected by our debt levels. As of December 31, 2001, we had outstanding debt equal to Ps49.3 billion (U.S.$5.37 billion), not including obligations under equity derivative financing transactions. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants which require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. These restrictions could limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities.

A substantial portion of our outstanding debt is denominated in Dollars, Yen and Euros. This debt, however, must be serviced by funds generated from sales by our subsidiaries, the majority of which is denominated neither in Dollars nor Yen. Consequently, a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Yen could adversely affect our ability to service our debt.

We may not be able to continue our growth if our acquisition strategy is not successful.

A key element of our growth strategy is to continue our disciplined acquisition strategy. Our ability to realize the expected benefits from future acquisitions depends, in large part, on our ability to integrate the new operations with existing operations in a timely and effective manner. Accordingly, we will devote substantial efforts to the integration of new operations. We cannot assure you that these efforts will be successful with respect to future acquisitions by us. Furthermore, our strategy depends on our ability to identify and acquire suitable assets at desirable prices. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to make further acquisitions, we may not be able to continue to grow at our current rate.

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, minority shareholders hold significant interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. The presence of minority interests may, among other things, impede our ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Our use of equity derivative financing and other financing may have adverse effects on the market for our securities and our subsidiaries’ securities, and may adversely affect our ability to achieve operating efficiencies as a combined group.

In recent years, we have engaged in several equity derivative financing transactions involving shares of our capital stock and shares of capital stock of our subsidiaries under forward contracts as a source of financing and as a means of meeting our obligations that may require us to deliver significant numbers of shares of our own stock. The notional amount and the estimated fair value of our outstanding obligations under forward contracts was approximately U.S.$1.4 billion and a gain of U.S.$81 million, respectively on December 31, 2001. In November 2000, we entered into a U.S.$1.5 billion preferred equity financing arrangement, of which redeemed U.S.$600 million as of December 31, 2001. In February 2002, we refinanced this transaction, as a result of which we redeemed U.S.$250 million of the outstanding preferred equity and extended the remainder in two tranches until February 2004 and August 2004. As of December 31, 2001 and March 31, 2002, U.S.$900 million and U.S.$650 million, respectively, of this amount was outstanding. Under the terms of the preferred equity financing arrangements, our subsidiary New Sunward Holding B.V. may be liquidated if we do not repurchase the preferred equity, or if we do not make payments on the preferred equity and in other adverse circumstances. Any such liquidation would include the sale of its assets (mainly the Valenciana shares it holds) at market prices in an amount sufficient to satisfy the liquidation preference of the preferred equity. We also have several other, less significant, outstanding equity derivative transactions.

If any of these financing agreements are not settled, or if we default on the terms of the relevant agreements, those agreements usually provide that the counterparties may sell the shares underlying the relevant transactions. Those sales may:

•	dilute shareholders’ interests in our equity securities;

•	have an adverse effect on the market for our equity securities;

•	have an adverse effect on the market for the equity securities of our subsidiaries;

•	reduce the amount of dividends and other distributions that we receive from our subsidiaries;

•	create public minority interests in our subsidiaries that may adversely affect our ability to realize operating efficiencies as a combined group; and

•	have an adverse effect on other financing agreements.

Any of these factors could adversely affect the price of our CPOs and ADSs and on other securities, such as our appreciation warrants and ADWs, whose prices are dependent on the prices of our CPOs and ADSs.

We are subject to several anti-dumping rulings that may limit our ability to export cement to the United States.

Our Mexican operations are subject to anti-dumping rulings by the U.S. Commerce Department which may limit our ability to export cement to the United States. Since April 1990, our exports of gray Portland cement and clinker to the United States from Mexico, which represented 2.7% of total sales volume of our Mexican operations in 2001, have been subject to U.S. anti-dumping duties. In addition, importers of gray Portland cement and clinker from Mexico, including our U.S. operations, have been required to pay substantial cash deposits to the U.S. Customs Service to secure the eventual payment of those duties.

We are disputing some tax claims an adverse resolution of which may result in a significant additional tax expense.

We have received notices from the Mexican tax authorities of tax claims in respect of the tax years from 1992 through 1996 for an aggregate amount of approximately Ps3.1 billion, including interest and penalties through December 31, 2001. An adverse resolution of these claims could materially reduce our net income.

Our operations are subject to environmental laws and regulations.

Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement dust into the air. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially reduce our net income.

As of December 31, 2001, the largest percentage of our net sales (35%) and total assets (22%) were in Mexico. If the Mexican economy experiences a continued recession or if Mexican inflation and interest rates increase significantly, our net income from our Mexican operations may decline materially because construction activity may decrease, which may lead to a decrease in cement sales. The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities, such as CEMEX, to meet their foreign currency obligations. Nevertheless, if renewed shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

We also have operations in the United States (26% of net sales and 17% of total assets as of December 31, 2001), Spain (10% of net sales and 7% of total assets), Venezuela (6% of net sales and 4% of total assets), Central America and the Caribbean (6% of net sales and 3% of total assets), Colombia (3% of net sales and 3%

of total assets), the Philippines (2% of net sales and 3% of total assets), other Asian countries, including Thailand, (1% of total assets) and Egypt (2% of net sales and 3% of total assets). As in the case of Mexico, adverse economic conditions in any of these countries may produce a negative impact on our net income from our operations in that country.

We believe that Asia represents an important market for our future growth. However, since mid-1997, many countries in Asia in which we have recently made significant investments have experienced considerable volatility and depreciation of their currencies, high interest rates, banking sector crises, stock market volatility, political instability and declining asset values. These developments have had and may continue to have an adverse effect on the construction sector, as a result of reduced demand for cement and ready-mix concrete, which has adversely affected our sales and net income.

We believe that Egypt also represents an important market for our future growth. Although the political situation in the Middle East had stabilized by 1999 to some extent as a result of the Arab-Israeli peace process and the execution of formal peace treaties by Egypt and Jordan with Israel, violence between Israel and the Palestinians escalated in 2001 and is continuing to escalate in 2002, and there can be no assurance that the violence will abate at any time in the near future or that neighboring countries, including Egypt, will not be drawn into the conflict. Instability in the region may result from the escalation in the violence as well as from factors that, among others, may include government or military intervention in decision making, civil unrest or extremism. In Egypt, extremists have engaged in a sometimes violent campaign against the government in recent years. There can be no assurance that extremists will not escalate their opposition in Egypt or that the government will continue to be successful in maintaining the prevailing levels of domestic order and stability. Any of the foregoing circumstances could have a material adverse effect on the political and economic stability of Egypt and consequently on our Egyptian operations.

The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon temporarily disrupted the trading markets in the United States and caused declines in major stock markets around the world. Although it is not possible at this time to determine the long-term effect of the attacks, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other of our major markets. Economic contraction in any of these areas could affect domestic demand for cement and have a material adverse effect on our operations.

On November 1, 2001, the provincial administration of the Indonesian province of West Sumatra, in which Gresik’s Padang plant is located, announced that it had directed the management of Semen Padang, the wholly-owned subsidiary of Gresik that owns and operates the Padang plant, to report to the provincial authorities and that it intended to spin off the Padang plant for the benefit of the provincial administration. We believe the provincial administration lacked legal authority to direct the affairs of Semen Padang, and we intend to defend our interests in Gresik and its subsidiaries, including Semen Padang. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik.

On April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chávez was forced to resign from office by Venezuela’s military commanders in attempted coup d’etat. Although Mr. Chávez was restored to power on April 14, 2002, the political and economical future of Venezuela remains uncertain. We cannot predict what effect, if any, these events will have on our operations in Venezuela.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes, including working capital and the expansion of our business through strategic acquisitions as opportunities arise.

DESCRIPTION OF OUR COMMON STOCK

General

We have two series of common stock, the series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the series B common stock, with no par value, or the B shares, which can be owned by both Mexican and non-Mexican nationals. Our articles of association, or estatudos sociales, state that the A shares may not be held by non-Mexican persons, groups, units or associations that are foreign or have participation by foreign governments or their agencies. Our articles of association also state that the A shares shall at all times account for a minimum of 64% of our total outstanding voting stock. Other than as described above, holders of the A shares and the B shares have the same rights and obligations.

At an extraordinary general meeting of our shareholders held on April 28, 1994, our shareholders, upon recommendation of our board of directors, authorized:

•	our transformation from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law;

•	a three-for-one split of all our outstanding capital stock; and

•	creation of a variable capital account which resulted in the issuance of one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder, after giving effect to the stock split.

As a result of these actions, our corporate name was changed from CEMEX, S.A. to CEMEX, S.A. de C.V., and a fixed capital account and a variable capital account were established. Each of our fixed and variable capital accounts are comprised of A shares and B shares. Any holder of shares representing variable capital is entitled to have those shares redeemed at that holder’s option for a price equal to the lower of:

•	95% of the average market value of those shares on the Mexican Stock Exchange obtained for a period of 30 trading days preceding the date on which the exercise of the redemption option is effective; and

•	the book value of those shares at the end of the fiscal year that includes the date that shareholder exercises its option to have its shares redeemed as set forth in our annual financial statements approved at the ordinary meeting of the shareholders.

If a shareholder exercises its redemption option during the first three quarters of a fiscal year, that exercise is effective at the end of that fiscal year, but if a shareholder exercises its redemption option during the fourth quarter, that exercise is effective at the end of the next succeeding fiscal year. The redemption price is payable as of the day following the annual ordinary meeting of shareholders at which the relevant annual financial statements were approved. Shareholder authorization is required to increase or decrease either the fixed capital account or the variable capital account. Shareholder authorization to increase or decrease the fixed capital account must be obtained at an extraordinary meeting of shareholders. Shareholder authorization to increase or decrease the variable capital account must be obtained at an ordinary general meeting of shareholders. The market does not distinguish between the fixed and variable capital stock of a particular series. For example, the fixed and variable A shares trade as a single series on the Mexican Stock Exchange.

At our general extraordinary shareholders’ meeting in April 1999, our shareholders, upon recommendation of our board of directors, authorized a stock split, pursuant to which each share of our capital stock, regardless of whether it was an A share or a B share, was exchanged for two A shares and one B share. This stock split was effected on September 15, 1999. Concurrently with the stock split, we also consummated an exchange offer to exchange new ADSs and new CPOs for our then existing A shares, B shares and B ADSs and received approvals from our old CPO holders to convert those CPOs into new CPOs. As a result of the exchange offer and CPO conversion, as of September 30, 1999, approximately 89.3% of our outstanding share capital was represented by the new CPOs. Each CPO now represents two A shares and one B share, and each ADS now represents five CPOs.

As of December 31, 2001, our capital stock consisted of 5,255,149,257 issued shares. A shares represented 66.6% of our capital stock, or 3,503,432,838 shares, of which 3,212,854,494 shares were subscribed and paid, 159,250,112 shares were treasury shares, 9,956,000 were repurchased shares which have been subscribed and paid but have not yet been cancelled and 121,372,232 were issued and authorized for distribution pursuant to our stock option plans, but which had not yet been paid. B shares represented 33.4% of our capital stock, or 1,751,716,419 shares, of which 1,606,427,247 were subscribed and paid, 79,625,056 shares were treasury shares, 4,978,000 were repurchased shares which have been subscribed and paid but have not yet been cancelled and 60,686,116 were issued and authorized for distribution pursuant to our employee stock option plans, but which had not yet been paid. Of the total of our A shares and B shares, 3,267,000,000 shares correspond to the fixed portion of our capital stock and 1,988,149,257 shares correspond to the variable portion of our capital stock.

As of June 1, 2001, the Mexican securities law was amended in order to increase the protection granted to minority shareholders of Mexican listed companies and to bring corporate governance procedures of Mexican listed companies in line with international standards. We intend to amend our articles of association in our next general shareholder meeting to include the provisions required by the amendments to the Mexican securities law.

On September 28, 2001, our A shares and B shares were delisted from the Mexican Stock Exchange due to the lack of trading volume.

Changes in Capital Stock and Preemptive Rights

Our articles of association allow for a change in the amount of our capital stock if it is approved by our shareholders at a shareholders’ meeting, as long as the A shares continue to represent at least 64% of the ordinary common stock. Additional shares of our capital stock, having no voting rights or limited corporate rights, are authorized by our articles of association and may be issued upon the approval of our shareholders at a shareholders’ meeting, with the prior approval of the Mexican securities authority.

Our articles of association provide that shareholders have preemptive rights in proportion to the number of shares of our capital stock they possess, before any increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be except in the case of common stock issued in connection with mergers or upon the conversion of convertible notes and debentures or as set forth in Article 81 of the Mexican securities market law. Preemptive rights give shareholders the right, upon any issuance of shares by CEMEX, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and the articles of association provide that this period must be within 15 days following the publication of the notice of the capital increase in the Periódico Oficial del Estado, the official gazette for the state of Nuevo León, México. With the prior approval of the Mexican securities authority, an extraordinary shareholders’ meeting may approve the issuance of common stock to be issued in connection with a public offering. At that meeting, holders of our common stock may waive preemptive rights by the affirmative vote of 50% of the capital stock, and the resolution duly adopted in this manner will be effective for all shareholders. If holders of at least 25% of our capital stock vote against the issuance an increase cannot be effected.

In accordance with our articles of association, our board of directors must authorize in advance any transfer of voting shares of our capital stock which would result in any person or group becoming a holder of 2% of more of our shares. If our board of directors denies that authorization, it must designate an alternative buyer for those shares, at a price equal to the price quoted on the Mexican Stock Exchange.

Repurchase Obligation

In accordance with Mexican securities authority regulations, our majority shareholders are obligated to make a public offer for the purchase of stock to the minority shareholders if the listing of our stock with the Mexican Stock Exchange is canceled, either by resolution of CEMEX or by an order of the Mexican securities authority. The price at which the stock must be purchased by the majority shareholders is the higher of:

•	the average quotation price for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange.

The majority shareholders are not bound to make the repurchase if all our shareholders agree to waive that right. This provision has been included in our articles of association, and may not be amended without the consent of holders of at least 95% of our capital stock and the prior approval of the Mexican securities authority.

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	our board of directors or the statutory auditors;

•	shareholders representing at least 10% of the then outstanding shares of our capital stock by requesting our board of directors or the statutory auditors to call a meeting;

•	any shareholder if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporation law have not been dealt with; or

•	a Mexican court in the event our board of directors or the statutory auditors do not comply with the valid request of the shareholders indicated above.

Notice of shareholders’ meetings must be published in the Periódico Oficial del Estado, the official gazette for the state of Nuevo León, México, or any major newspaper located in the city of Monterrey, Nuevo León, México. That notice must be published at least 15 days prior to the date of any shareholders’ meeting.

General shareholders’ meetings can be ordinary or extraordinary. At every general shareholders’ meeting, each holder of A shares and B shares is entitled to one vote per share. Shareholders may vote by proxy duly appointed in writing. Under the CPO trust agreement, holders of CPOs who are not Mexican nationals cannot exercise voting rights corresponding to the A shares represented by their CPOs.

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of the profits for the preceding year. At the annual general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of our outstanding voting stock has the right to appoint one regular and one alternate director in addition to the directors elected by the majority. The alternate director appointed by the minority holders may only substitute for the director appointed by that minority.

Extraordinary shareholders’ meetings may be called at any time to deal with any of the matters specified by Article 182 of the Mexican corporation law, which include, among other things:

•	extending our corporate existence;

•	our early dissolution;

•	increasing or reducing our fixed capital stock;

•	changing our corporate purpose;

•	changing country of incorporation;

•	changing our capital structure;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming our own shares and issuing preferred shares;

•	any other amendment to our articles of association; and

•	any other matter for which a special quorum is required by law or by our articles of association.

The foregoing matters may only be dealt with at extraordinary shareholders’ meetings.

In order to vote at a meeting of shareholders, shareholders must appear on the list that Indeval, and the Indeval participants holding shares on behalf of the shareholders, prepare prior to the meeting or must deposit prior to that meeting the certificates representing their shares at our offices or in a Mexican credit institution or brokerage house, or foreign bank approved by our board of directors to serve this function. The certificate of deposit with respect to the share certificates must be presented to our company secretary at least 48 hours before a meeting of shareholders. Our company secretary will verify that the person in whose favor any certificate of deposit was issued is named in our share registry and will issue an admission pass authorizing that person’s attendance at the meeting of shareholders.

A shareholders’ resolution is required to take action on any matter presented at a shareholders’ meeting. At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders’ resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders’ resolution.

Under Mexican law, holders of at least 10% of our outstanding capital stock entitled to vote on a particular matter may seek to have any shareholder action with respect to that matter set aside, by filing a complaint with a court of law within 15 days after the close of the meeting at which that action was taken and showing that the challenged action violates Mexican law or our articles of association. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, an action for civil liabilities against directors, statutory examiners and members of the audit committee of our board of directors may be initiated by a shareholders’ resolution. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise that action against the directors; provided that:

•	those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

•	the claim covers all of the damage alleged to have been caused to CEMEX and not merely the damage suffered by the plaintiffs.

Any recovery of damage with respect to these actions will be for the benefit of CEMEX and not that of the shareholders bringing the action.

Registration and Transfer

Our common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Our shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with S.D.Indeval, Institución para el Depósito de Valores, S.A.de C.V., or Indeval, the Mexican central securities depository that acts as a clearing house, depository, custodian and settlement, transfer and registration institution for Mexican securities. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as our shareholders.

Redemption

Our capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders’ meeting.

Directors’ and Shareholders’ Conflict of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting on that transaction at the relevant shareholders’ meeting. A shareholder who votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without that shareholder’s vote.

Under Mexican law, any director who has a conflict of interest with us in any transaction must disclose that fact to the other directors and abstain from voting. Any director who violates those provisions will be liable for damages. Additionally, our directors and statutory auditors may not represent shareholders in the shareholders’ meetings.

Withdrawal Rights

Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the Mexican corporation law provides that any shareholder entitled to vote on that change that has voted against it may withdraw from CEMEX and receive the amount calculated as specified in the Mexican corporation law attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved.

Dividends

At the annual ordinary general meeting of shareholders, our board of directors submits our financial statements, together with a report on them by our board of directors and the statutory auditors, to our shareholders for approval. The holders of our shares, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of our capital stock outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Some debt agreements to which some of our subsidiaries are subject contain restrictions on payments to CEMEX including dividends.

Liquidation Rights

In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to the respective shares held by them. The liquidator may, with the approval of our shareholders, distribute the surplus assets in kind among our shareholders, sell the surplus assets and divide the proceeds among our shareholders or put the surplus assets to any other uses agreed to by a majority of our shareholders voting at an extraordinary shareholders’ meeting.

Repurchase Option

If our shareholders decide at a general extraordinary shareholders’ meeting that we should do so, we may purchase our outstanding shares for cancellation. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with the Mexican securities market law. Our articles of association provide for the possibility of share redemptions, where approved by our board of directors. When we make such a share repurchase, our capital stock must be reduced accordingly. The requirements described in this paragraph do not apply to purchases of our equity securities by our subsidiaries and affiliates.

DESCRIPTION OF OUR CPOs

Our CPOs are issued under the terms of a CPO trust agreement. The CPOs and the CPO trust agreement are governed by Mexican law. Set forth below is a summary description of the material terms of the CPOs and of a CPO holder’s material rights. Because it is a summary, it does not describe every aspect of the CPOs and the CPO trust agreement. For more complete information, you should read the entire CPO trust agreement. A form of the CPO trust agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 3 for information on how to obtain copies of the CPO trust agreement.

Transfer and Withdrawal of CPOs

Under the terms of the CPO trust agreement, the CPO trustee may accept A shares and B shares against the issuance of CPOs. Each CPO will consist of two (2) A shares and one (1) B share. All A shares and B shares underlying the CPOs are held in trust by the CPO trustee in accordance with the terms and conditions of the CPO trust agreement. Those shares are registered in the name of the CPO trustee, which is the owner and holder of record of those shares.

The CPO trustee will deliver CPOs in respect of the shares as described above. All CPOs are evidenced by a single certificate, the global CPO. CPOs are issued to and deposited in accounts maintained at Indeval. Ownership of CPOs deposited with Indeval is shown on, and transfer of the ownership of CPOs is effected through, records maintained by Indeval and Indeval participants. Holders of CPOs are not entitled to receive physical certificates evidencing their CPOs but may request certificates issued by Indeval and the relevant Indeval participants indicating ownership of CPOs. Holders of CPOs, including Mexican nationals, are not entitled to withdraw the A shares or B shares that are held in the CPO trust.

Dividends, Other Distributions and Rights

Holders of CPOs are entitled to receive the economic benefits to which they would be entitled if they were the holders of the A shares and B shares underlying those CPOs at the time that we declare and pay dividends or make distributions to holders of A shares and B shares. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the A shares and B shares held in the CPO trust to the holders of CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. The CPO trustee will distribute those cash dividends and other cash distributions through Indeval as custodian of the CPOs. Dividends paid with respect to CPOs deposited with Indeval will be distributed to the holders on the business day following the date on which the funds are received by Indeval.

If we pay a dividend in shares of our stock, those shares will be distributed to the CPO trustee who will hold those shares in the CPO trust for the benefit of CPO holders entitled thereto, and the CPO trustee if the shares so received constitute units identical to the unit of securities then represented by a CPO will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs representing economic interests in the total number of shares received by the CPO trustee as that dividend. If the shares of stock so received do not constitute units of securities identical to the unit of securities then represented by a CPO, the CPO trustee will cause the securities received to be delivered to the CPO holders entitled thereto.

If we offer the holders of A shares and B shares the right to subscribe for additional A shares or B shares, the CPO trustee, subject to applicable laws, will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for that holder’s proportionate share of those additional A shares or B shares, subject to that holder’s providing the CPO trustee with the funds necessary to subscribe for those additional shares. The CPO trustee will offer those rights to a CPO holder only if that offer is legal and valid under the provisions of the laws of the country of residence of that CPO holder. Neither we nor the CPO trustee is obligated to register those rights, the CPOs or the underlying shares under the Securities Act. If CPO trust holders are offered those rights and if CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be held in the CPO trust for the benefit of the subscribing holders, and if the shares so received constitute units identical to the unit of securities then represented by a CPO it will deliver additional CPOs representing those underlying shares to the applicable CPO holders.

Changes Affecting Underlying Shares

If as a result of a redemption of our common stock, see “Description of Our Common Stock— Redemption”, any underlying shares held in the CPO trust are called for redemption, the CPO trustee will proceed in accordance with the resolutions adopted by shareholders at the meeting of shareholders that authorize the redemption and repurchase the corresponding CPOs.

Voting of A Shares

Mexican holders of CPOs shall be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the A shares underlying their CPOs.

Non-Mexican holders of CPOs are not entitled to exercise voting rights with respect to the A shares represented by their CPOs. At our shareholders’ meetings the A shares of non-Mexican holders held in the CPO trust will be voted by the CPO trustee in accordance with the vote cast by the majority of Mexican holders of A shares and holders of B shares voting at the meeting. The nationality of a holder of CPOs is established by reference to the information contained in the CPO registry book of the CPO trust. A Mexican national constitutes either:

•	an individual of Mexican nationality; or

•	a Mexican corporation whose articles of association exclude foreign investors from owning or controlling, either directly or indirectly, a majority of its capital stock.

CPOs represented by ADSs will be deemed owned by non-Mexican nationals.

The CPO trustee shall attend our shareholders’ meetings to represent and vote the A shares underlying the CPOs held by Mexicans for which no instructions were received from the holders of those CPOs. The technical committee under the trust shall have the power to cooperate with the CPO trustee’s exercise of its corporate rights with respect to the A shares underlying the CPOs.

Voting of B Shares

All holders of CPOs shall be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the B shares underlying their CPOs. The CPO trustee shall attend our shareholders’ meetings to represent and vote the B shares underlying the CPOs for which no instructions were received from the holders of the CPOs. The technical committee under the trust shall have the power to cooperate with the CPO trustee’s exercise of its corporate rights with respect to the B shares underlying the CPOs.

Voting at CPO Holders’ Meetings

Whenever we call a meeting of holders of CPOs, Mexican and non-Mexican holders of CPOs, whether they hold their CPOs directly or in the form of ADSs, will have the right to give instructions to vote the CPOs at the meeting.

The following table sets forth the method of voting for each security contained in a CPO:

Securities Contained in a CPO	Method for Voting

A shares represented by CPOs held by non-Mexican nationals (all CPOs represented by ADSs are deemed held by non-Mexican persons).

A shares represented by CPOs held by Mexican nationals:

•      If the CPO holder timely instructs the trustee as to voting

•      If the CPO holder makes timely arrangements with the CPO trustee to attend the shareholders’ meeting in person

•      If the CPO holder does not timely instruct the CPO trustee as to voting or does not make timely arrangements with the CPO trustee to attend the shareholders’ meeting in person

B shares represented by CPOs, whether held by Mexican or non-Mexican persons:

•      If the CPO holder timely instructs the CPO trustee as to voting

•      If the CPO holder makes timely arrangements with the CPO trustee to attend the shareholders’ meeting in person

•      If the CPO holder does not timely instruct the CPO trustee as to voting or does not make timely arrangements with the CPO trustee to attend the shareholders’ meeting in person

CPO trustee will vote the A shares in accordance with the majority of all A shares held by Mexican nationals and B shares voted at the meeting.

CPO trustee will vote the A shares in accordance with the CPO holder’s instructions.

CPO holder may attend the shareholders’ meeting and vote the A shares in person.

CPO trustee will vote the A shares in its discretion, in cooperation with the technical committee.

CPO trustee will vote the B shares in accordance with the CPO holder’s instructions.

CPO holder may attend the shareholders’ meeting and vote the B shares in person.

CPO trustee will vote the B shares in its discretion, in cooperation with the technical committee.

Administration of the CPO Trust

Under the terms of the CPO trust agreement, the CPO trust is administered by the CPO trustee under the direction of a technical committee, which must consist of at least three members. Substitute members may also be appointed, who may substitute for any of the other members. The chairman of the technical committee, Mr. Lorenzo H. Zambrano, will appoint, substitute or remove all other technical committee members, and he will have the deciding vote in case of a tied vote. Technical committee meetings may also be attended by the CPO trustee, by the CPO common representative and by our statutory auditors, who may participate in any debate but may not vote. Resolutions adopted by the technical committee are required to be approved by a majority of the members of the technical committee present at the respective meeting; provided, however, that at least the chairman and two other members of the technical committee must be present at a meeting in order validly to adopt resolutions. The technical committee has the authority to instruct the CPO trustee to increase the maximum number of additional CPOs which may be delivered for the purposes permitted by the CPO trust agreement.

Termination of the CPO Trust and Establishment of Successor Trust

The CPO trust term is 30 years from the date of execution. Upon termination, the trustee and the common representative of the CPO holders shall constitute a successor CPO trust with the same terms and conditions set forth in the CPO trust agreement, other than the provisions pertaining to the exchange of CPOs for successor trust CPOs. We refer to that successor CPO trust as the successor trust. Upon termination investors holding CPOs, subject to the provision of our articles of association described below, will receive in exchange for their CPOs, the successor trust CPOs issued by the successor trustee. Each successor trust CPO will represent the economic interests in two A shares and one B share.

The CPO trust cannot be terminated if any dividends or other distributions previously received by the CPO trustee remain unpaid to any CPO holder.

Upon termination of the CPO trust, any transfer of A shares or B shares which would result in any person or group of persons acting in concert becoming a holder of 2% or more of our voting shares will be subject, as provided in our articles of association, to prior approval of our board of directors. See “Description of Our Common Stock—Changes in Capital Stock and Preemptive Rights.”

We will be obligated to pay any cost or expense incurred in connection with the transfer of the shares from the CPO trust to the successor trust and the exchange of CPOs for successor trust CPOs.

Charges of the CPO trustee and Indeval

Under the CPO trust agreement, we will be obligated to pay the fees of the CPO trustee for the administration of the CPO trust and the fees of Indeval as depository.

DESCRIPTION OF OUR ADSs

Citibank, N.A. is the depositary for our ADSs. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. The ADSs represent ownership interests in securities that are on deposit with the depositary. The depositary typically appoints a custodian to safekeep the securities on deposit. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs.

We have appointed Citibank as ADS depositary pursuant to a deposit agreement. A copy of the ADS deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the ADS deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-10678 when retrieving the copy.

Set forth below is a summary description of the material terms of the ADSs and of an ADS holder’s material rights. Because it is a summary, it does not describe every aspect of the ADSs and the ADS deposit agreement. For more complete information, you should read the entire ADS deposit agreement and the form of ADR which contains the terms of the ADSs. The ADS deposit agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 3 for information on how to obtain copies of the ADS deposit agreement.

Each ADS represents five (5) CPOs. Each CPO is issued under the terms of a CPO trust and represents two (2) A shares and one (1) B share. The CPO trust is expected to terminate on or about August 26, 2029, at which point the CPO trustee and the common representative of the CPO holders will constitute a new CPO trust with the same terms and conditions as the CPO trust agreement, which we call the “successor trust.” The terms of the CPO trust and the successor trust are more fully described above. See “Description of CPOs.” Upon termination of the CPO trust, which we call the “conversion date,” holders of CPOs will be entitled to receive successor trust CPOs. Assuming no change in the securities represented by CPOs during the term of the CPO trust, each successor trust CPO will represent two (2) A shares and one (1) B share. Holders of ADSs will, on and after the conversion date, have the right to receive five successor trust CPOs for every ADS held. The CPOs and successor trust CPOs eligible for deposit with the custodian are sometimes known as “eligible securities,” and the eligible securities once deposited with the custodian are sometimes known as “deposited securities” against which the ADS depositary issues the ADSs. Please note that an ADS also represents any other property received by the ADS depositary or the custodian on behalf of the owner of the ADS but not distributed to that owner because of legal or practical restrictions. Citibank has appointed Banamex as custodian for the deposited securities represented by the ADSs. The receipts evidencing the ADSs are issuable in registered form by the depositary pursuant to the ADS deposit agreement.

The ADS deposit agreement and the related ADR contain our rights and obligations as well as your rights and obligations and those of the depositary. The ADS deposit agreement is governed by New York law. Each of CEMEX and the depositary has agreed that federal and state courts in the City of New York will have non-exclusive jurisdiction over any actions, proceedings or disputes that arise out of or in connection with the ADS deposit agreement and submits to that jurisdiction. However, our obligations to the holders of deposited securities will continue to be governed by the laws of Mexico, which may be very different from the laws in the United States.

If you become an owner of ADSs, you may hold your ADSs either in the form of an ADR certificate registered in your name or through a brokerage or safekeeping account. If you then decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or custodian to assert your rights as an ADS owner. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as “holder.”

Dividends and Distributions

If you become a holder of ADSs, you will usually have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal restrictions. Holders will receive distributions they are entitled to receive under the terms of the ADS deposit agreement in proportion to the number of ADSs they hold as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution payment for the securities on deposit with the custodian and the ADS depositary receives confirmation of our deposit of the distribution, the ADS depositary will convert the cash distribution into Dollars and distribute the proceeds of the conversion to the holders, so long as the conversion is reasonable and the Dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. The ADS depositary will distribute the proceeds of the sale of any property held by the custodian in respect of the securities on deposit in the same manner.

Distributions of Eligible Securities

Whenever we make a free distribution of eligible securities for the securities on deposit with the custodian, we will deposit the eligible securities with the custodian. When the ADS depositary receives confirmation of our deposit with the custodian, the ADS depositary will either distribute to holders ADSs representing the eligible securities deposited or modify the ADS to deposited securities ratio, in which case each ADS you hold will represent rights and interests in the additional eligible securities so deposited. The ADS depositary will distribute only whole numbers of ADSs. The ADS depositary will sell any remaining fractional entitlements and distribute the proceeds of that sale as in the case of a cash distribution.

The distribution of the new eligible securities will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay those taxes and governmental charges, the ADS depositary may sell all or a portion of the eligible securities so distributed.

The ADS depositary will not make a distribution of ADSs if the distribution would engender a breach of law. If the ADS depositary does not distribute ADSs upon the terms described above, it will sell the securities received, if that sale is lawful and reasonably practical, and will distribute the proceeds of the sale as in the case of a cash distribution.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional eligible securities we will give prior notice to the ADS depositary and we will assist the ADS depositary in determining whether it is lawful and reasonably practicable to distribute the rights to subscribe for additional eligible securities to you and provide the ADS depositary with the documentation required under the ADS deposit agreement.

If we have satisfied these conditions, the ADS depositary will establish procedures to distribute rights and to enable holders to exercise those rights. Holders of ADSs may have to pay fees, expenses, taxes and other governmental charges to subscribe for the ADSs when they exercise their rights. We cannot assure you that any holder of ADSs will be able to exercise rights on the same terms as holders of eligible securities or that any holder of ADSs will be able to exercise its rights at all. The ADS depositary has no obligation to provide you with the means to exercise rights to subscribe for new eligible securities rather than ADSs.

The ADS depositary will not distribute the rights to any holder of ADSs if:

•	we do not request that the rights be distributed to such holders or if we ask that the rights not be distributed to such holders;

•	we fail to deliver the required documents to the ADS depositary; or

•	it is not reasonably practicable to distribute the rights to such holders.

The ADS depositary will sell the rights that are not exercised or not distributed if such a sale would be lawful and reasonably practicable. The proceeds of that sale will be distributed to holders as in the case of a distribution in cash. If the ADS depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional eligible securities, we will give prior notice thereof to the ADS depositary and will indicate whether we wish the elective distribution to be made available to holders of ADSs. In that case, we will assist the ADS depositary in determining whether that distribution is lawful and reasonably practical.

The ADS depositary will make the election available to holders of ADSs only if it is reasonably practical and if we have provided all of the documentation contemplated in the ADS deposit agreement. In that case, the ADS depositary will establish procedures to enable holders of ADSs to elect to receive either cash or additional ADSs, in each case as described in the ADS deposit agreement.

If the election is not made available to holders of ADSs, such holders will receive either cash or additional ADSs, depending on what a shareholder in Mexico would receive for failing to make an election, as more fully described in the ADS deposit agreement.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the ADS depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the ADS deposit agreement, the ADS depositary will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the deposited securities being redeemed against payment of the applicable redemption price. The ADS depositary will convert the redemption funds received into Dollars upon the terms of the ADS deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the ADS depositary. Holders of ADSs may have to pay fees, expenses, taxes and other governmental charges upon the redemption of their ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the ADS depositary may determine.

Other Distributions

Whenever we intend to distribute property other than cash, eligible securities or rights to purchase additional eligible securities, we will give prior notice thereof to the ADS depositary and will indicate whether we wish the distribution to be made to you. In that case, we will assist the ADS depositary in determining whether the distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute the property to you and if we provide all the required documentation, the ADS depositary shall distribute that property to the holders in a manner it deems practicable for accomplishing the distribution.

The distribution of the property will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay those taxes and governmental charges, the ADS depositary may sell all or a portion of the property.

The ADS depositary will not distribute the property to holders of ADSs and will sell the property if:

•	we do not request that the property be distributed to such holders or if we ask that the property not be distributed to such holders;

•	we do not deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable or feasible.

The proceeds of any sale of the property will be distributed to holders as in the case of a cash distribution.

Changes Affecting Deposited Securities

The deposited securities held on deposit in respect of ADSs may change from time to time as a result, for example, of a change in nominal or par value, a split-up, cancellation, consolidation or re-classification of deposited securities or a recapitalization, reorganization, merger, consolidation or sale of our assets.

If any such change were to occur, ADSs will, to the extent permitted by law, represent the right to receive the property received or exchanged or in respect of the deposited securities held on deposit. The ADS depositary may in such circumstances deliver additional ADSs to holders of ADSs or call for the exchange of ADSs for replacement ADSs. If the ADS depositary may not lawfully distribute that property to holders of ADSs, the ADS depositary may sell that property and distribute the net proceeds from that sale to such holders as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Eligible Securities

The ADS depositary will create ADSs if eligible securities are deposited with the custodian. The ADS depositary will deliver the ADSs representing the eligible securities deposited to the person indicated after payment of the applicable issuance fees and all charges and taxes payable for the transfer of the eligible securities to the custodian. In the case of the distribution of ADSs to holders of ADWs equal to the appreciation value upon redemption or at maturity of the appreciation warrants, you will not be required to make the deposit or pay a fee.

Please note that the issuance of ADSs in all cases, other than the distribution of the appreciation value, may be delayed until the ADS depositary or the custodian receives confirmation that all required approvals have been given and that the eligible securities have been duly transferred. The ADS depositary will only issue ADSs in whole numbers.

When a deposit of eligible securities is made, the depositor will be responsible for transferring good and valid title to the ADS depositary. In addition, the depositor will be deemed to represent and warrant that:

•	the eligible securities are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to the eligible securities have been validly waived or exercised;

•	the depositor is duly authorized to deposit the eligible securities;

•	the eligible securities presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon that deposit will not be, “restricted securities”; and

•	the eligible securities presented for deposit have not been stripped of any rights or entitlements.

If any of these representations or warranties are false in any way, we and the ADS depositary may, at the depositor’s cost and expense, take any and all actions necessary to correct the consequences thereof.

Withdrawal of Deposited Securities Upon Cancellation of ADSs

A holder of ADSs is entitled to present its ADSs to the ADS depositary for cancellation and to receive delivery of the deposited securities represented by its ADSs at the custodian. In order to withdraw the deposited securities represented by such ADSs, the holder withdrawing will be required to pay the fees of the ADS depositary for cancellation of its ADSs and the charges and taxes payable for the transfer of the deposited securities being withdrawn. The holder withdrawing ADSs assumes the risk for delivery of all funds and securities upon withdrawal. Once cancelled, ADSs shall be devoid of any benefits provided under the ADS deposit agreement.

The ADS depositary may ask for proof of identity and the genuineness of signatures before canceling ADSs. The withdrawal of the deposited securities represented by ADSs may be delayed until the ADS depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Under Mexican law, a holder of ADSs is not entitled to withdraw the shares underlying CPOs. When ADSs are surrendered prior to the conversion date, the holder will be entitled to receive CPOs; after the conversion date, the holder will be entitled to receive successor trust CPOs. The ADS depositary will only accept ADSs for cancellation that represent a whole number of deposited securities.

A holder will have the right to withdraw the securities represented by its ADSs at any time except for:

•	temporary delays that may arise because the transfer books for the CPOs, successor trust CPOs, or ADSs are closed, or the deposited securities are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed on account of laws or regulations applicable to ADSs or the withdrawal of the securities on deposit.

Please note that the ADS deposit agreement may not be modified to impair withdrawal rights in respect of deposited securities represented by ADSs except to comply with mandatory provisions of law.

Voting Rights

A holder of ADSs has the right to instruct the ADS depositary to exercise the voting rights for the deposited securities represented by its ADSs. However, our articles of association prohibit non-Mexican nationals from directly holding or voting A shares. A holder of ADSs is deemed to be a non-Mexican national and accordingly, has no right to vote the A shares held in the CPO trust or the successor trust. The voting rights of holders of deposited securities are described in “Description of CPOs—Voting of A Shares” and “Description of CPOs—Voting of B Shares” above.

At our request, the ADS depositary will coordinate with us the mailing to holders of ADSs of any notice of shareholders’ meeting together with information explaining how to instruct the depositary to exercise the voting rights, if any, appertaining to the deposited securities represented by ADSs. We will use our best efforts to deliver the notice of shareholders’ meeting to the ADS depositary 20 days prior to the date of the meeting. The ADS depositary will coordinate with us the mailing of the notice to ADS holders to coincide as closely as is reasonably practicable with the publication of the notice of shareholders’ meeting in Mexico.

Prior to the conversion date, at any meeting of shareholders, ADS holders have the right to instruct the ADS depositary to exercise your voting rights only in respect of the B shares held in the CPO trust. The terms of the CPO trust require the CPO trustee to vote the A shares held in the CPO trust in the same manner as the votes cast by the holders of the majority of all A shares held by Mexican nationals and B shares voted at the meeting.

On and after the conversion date, at any meeting of shareholders, ADS holders have the right to instruct the ADS depositary to exercise their voting rights in respect of the B shares in the successor trust. The terms of the successor trust are expected to require the successor trustee to vote the A shares held in the successor trust in substantially the same manner as A shares are voted under the CPO trust.

Whenever we call a meeting of holders of CPOs or successor trust CPOs, you have the right, as a holder of ADSs representing CPOs or successor trust CPOs, to instruct the ADS depositary to vote the CPOs or successor trust CPOs according to your instructions.

If the ADS depositary timely receives your voting instructions, it will endeavor to vote the securities represented by ADSs for which holders of ADSs are entitled to give voting instructions according to those voting instructions.

If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by your ADSs in his/her discretion. The ADS depositary will not deliver the discretionary proxy if:

•	we do not provide the ADS depositary with the requisite materials pertaining to the meeting on a timely basis;

•	we request that the discretionary proxy not be given;

•	we do not deliver to the ADS depositary a satisfactory opinion of counsel providing legal comfort under Mexican laws on the subject of the discretionary proxy; or

•	we do not deliver a satisfactory representation and indemnity letter to the ADS depositary.

Please note that the ability of the ADS depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure holders of ADSs that they will receive voting materials in sufficient time to enable them to return voting instructions to the ADS depositary in a timely manner.

The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

Fees and Charges

An ADS holder is required to pay the following service fees to the ADS depositary:

Service	Fees
Issuance of ADSs*	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS cancelled
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held

*	This fee will be waived in connection with the distribution of the appreciation value in ADSs to ADW holders upon redemption or at maturity of the appreciation warrants.

An ADS holder also is responsible to pay fees and expenses incurred by the ADS depositary and taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities; and

•	taxes and duties upon the transfer of securities, such as when you deposit eligible securities or withdraw deposited securities.

We have agreed to pay some of the other charges and expenses of the ADS depositary. Note that the fees and charges that a holder of ADSs is required to pay may vary over time and may be changed by us and by the ADS depositary. ADS holders will receive notice of the changes.

Amendments and Termination

We may agree with the ADS depositary to modify or to supplement the ADS deposit agreement at any time without the consent of ADS holders. We undertake to provide ADS holders with 30 days’ prior notice of any modifications or supplements that would materially prejudice the substantial rights of ADS holders under the ADS deposit agreement. We will not consider to be materially prejudicial to the substantial rights of ADS holders any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges ADS holders are required to pay. In addition, we may not be able to provide ADS holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law, whether or not those modifications or supplements could be considered to be materially prejudicial to the substantial rights of ADS holders.

ADS holders will be bound by the modifications to the ADS deposit agreement if they continue to hold ADSs after the modifications to the ADS deposit agreement become effective. The ADS deposit agreement cannot be amended to prevent ADS holders from withdrawing the deposited securities represented by ADSs, except as described above in “—Withdrawal of Deposited Securities Upon Cancellation of ADSs.”

We have the right to direct the ADS depositary to terminate the ADS deposit agreement. Similarly, the ADS depositary may in some circumstances on its own initiative terminate the ADS deposit agreement. In either case, the ADS depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the ADS deposit agreement:

•	for a period of three (3) months after termination, ADS holders will be able to request the cancellation of their ADSs and the withdrawal of the deposited securities represented by their ADSs and the delivery of all other property held by the ADS depositary in respect of their deposited securities on the same terms as prior to the termination. During this three-month period, the ADS depositary will continue to collect all distributions received on the deposited securities, such as dividends, but will not distribute any such property to ADS holders until they request the cancellation of their ADSs; and

•	after the expiration of the three-month period, the ADS depositary may sell the deposited securities held on behalf of the remaining holders with the custodian. The ADS depositary will hold the proceeds from the sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the ADS depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of ADS Depositary

The ADS depositary will maintain ADS holder records at its depositary office. Holders of ADSs may inspect those records at that office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the ADS deposit agreement.

The ADS depositary will maintain facilities in New York to record and to process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The ADS deposit agreement limits our obligations and the ADS depositary’s obligations to holders of ADSs. Please note the following:

•	We and the ADS depositary are only obligated to take the actions specifically stated in the ADS deposit agreement without negligence or bad faith.

•	The ADS depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the ADS deposit agreement.

•	The ADS depositary disclaims any liability for any failure to determine the lawfulness or reasonable practicality of any action, for the content of any document forwarded to ADS holders on their behalf or for the accuracy of any translation of such document, for the investment risks associated with investing in deposited securities, for the validity or worth of the deposited securities, for any tax consequences that result from the ownership of ADSs, for allowing any rights to lapse under the terms of the ADS deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the ADS depositary will not be obligated to perform any act that is inconsistent with the terms of the ADS deposit agreement.

•	We and the ADS depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the ADS depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the ADS deposit agreement or in our articles of association or in any provisions of the securities on deposit.

•	We and the ADS depositary further disclaim any liability for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting eligible securities for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by us in good faith to be competent to give such advice or information.

•	We and the ADS depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of eligible securities but is not, under the terms of the ADS deposit agreement, made available to the holders of the ADSs.

•	We and the ADS depositary may rely without any liability upon any written notice, request or other document believed by the ADS depositary to be genuine and to have been signed or presented by the proper parties.

•	We and the ADS depositary disclaim any liability for any consequential or punitive damages.

Pre-Release Transactions

The ADS depositary may, in some circumstances, issue ADSs before receiving a deposit of eligible securities or release deposited securities before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The ADS deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions including the need to receive collateral, the type of collateral required, and the representations required from brokers. The ADS depositary may retain the compensation received from the pre-release transactions.

Taxes

Holders of ADSs will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the ADS depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders of ADSs will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The ADS depositary may refuse to issue ADSs and to deliver, transfer, split and combine ADRs or to release securities on deposit until all applicable taxes and charges are paid by the holder. The ADS depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on behalf of ADS holders. However, ADS holders may be required to provide to the ADS depositary and to the custodian proof of taxpayer status and residence and any other information as the ADS depositary and the custodian may reasonably require to fulfill legal obligations. Holders of ADSs are required to indemnify us, the ADS depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for such holders.

Foreign Currency Conversion

Whenever the ADS depositary or the custodian receives foreign currency and the ADS depositary can reasonably convert all foreign currency received into Dollars, the ADS depositary will distribute the Dollars according to the terms of the ADS deposit agreement. ADS holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the ADS depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the Dollars to holders of ADSs when the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders of ADSs when the distribution is lawful and practicable; or

•	hold the foreign currency, without liability for interest, for holders of ADSs.

DESCRIPTION OF OUR APPRECIATION WARRANTS

Our appreciation warrants are issued under the terms of a warrant deed and a CPO purchasing and disbursing agreement. The appreciation warrants, the warrant deed and the CPO purchasing and disbursing agreement are governed by Mexican law. Set forth below is a summary description of the material terms of the appreciation warrants and of an appreciation warrant holder’s material rights. Because it is a summary, it does not describe every aspect of the appreciation warrants, the warrant deed and the CPO purchasing and disbursing agreement. For more complete information, you should read the warrant deed and the CPO purchasing and disbursing agreement in their entirety. Forms of the warrant deed and the CPO purchasing and disbursing agreement are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 3 for information on how to obtain copies of these documents.

The following summary of our appreciation warrants sometimes refers to our ADWs, each of which represents five appreciation warrants. A summary description of the ADWs and of the warrant deposit agreement under which they are issued is included in this prospectus. See “Description of Our ADWs.”

Entitlement Under the Appreciation Warrants

The appreciation warrants will mature on December 21, 2004, the maturity date.

Each appreciation warrant represents the right to receive CPOs equal to the appreciation value in respect of one CPO, either (1) at the maturity date, if the average price exceeds the strike price (i.e., U.S.$6.00), or (2) before the maturity date, if the average price reaches or exceeds U.S.$8.00, the triggering level. We have made arrangements with the ADW depositary for holders of ADWs to receive the appreciation value only in the form of ADSs.

The average price will be, on any trading day, the average of the closing prices of one CPO, as published by the Mexican Stock Exchange, translated into Dollars at the Peso-Dollar FIX exchange rate, for each of the five consecutive trading days ending on such day. We will use the Peso-Dollar FIX exchange rate for the relevant trading dates, which is made available on each foreign exchange trading day by the Mexican Stock Exchange. The Peso-Dollar FIX exchange rate is published by the Mexican Central Bank on the business day immediately following each foreign exchange trading day in the Diario Oficial de la Federación, official federal gazette of Mexico.

Holders of appreciation warrants will receive the appreciation value to which they are entitled only in CPOs (except for cash in lieu of fractional CPO entitlements), and holders of ADWs will receive the appreciation value to which they are entitled only in ADSs (except for cash in lieu of fractional ADS entitlements). The number of CPOs to be distributed will be determined by dividing the appreciation value by the closing price of one CPO on the maturity date or mandatory early redemption date, as the case may be, as published by the Mexican Stock Exchange, translated into Dollars at the Peso-Dollar FIX exchange rate. The CPO purchasing and disbursing agent will apply the appreciation value to purchase CPOs from us and will distribute the CPOs purchased to settle the appreciation warrants, including to the custodian for the ADW depositary receipt facility. Fractional entitlements to CPOs and ADSs will be sold and the proceeds of any sale will be paid in cash.

On the maturity date, if the average price is greater than the strike price, the appreciation value in respect of each appreciation warrant will equal the difference between the average price and the strike price.

The appreciation warrants will be mandatorily redeemed prior to the maturity date if, as of any trading day prior to the maturity date, the average price reaches or exceeds the triggering level. In the event of a mandatory redemption during the term of the appreciation warrants, the appreciation value in respect of each appreciation warrant will equal the difference between the triggering level and the strike price, namely, U.S.$2.00.

If no mandatory redemption takes place and if the average price is below or equal to the strike price on the maturity date, the appreciation warrants and ADWs will expire, and the holders of the appreciation warrants and ADWs will receive nothing.

There is no provision for optional redemption of the appreciation warrants, either at our option or at the option of holders of the appreciation warrants.

Pricing of Appreciation Warrants

Strike Price	=	U.S.$6.00.
Triggering Level	=	U.S.$8.00.

The U.S.$6.00 strike price and the U.S.$8.00 triggering level represent the initial pricing of the appreciation warrants and do not give effect to any future anti-dilution adjustments that may be made to the appreciation warrants. Any changes in these prices as a result of anti-dilution adjustments to the appreciation warrants will be reflected in an appropriate prospectus supplement.

Indicative Examples

The determination of the appreciation value is demonstrated in the following indicative cases and is expected to be calculated as set forth below. These cases are designed to demonstrate an appreciation warrant and holder’s entitlement under various circumstances. These cases and the related assumptions are examples only.

NOTE:    IN EACH OF THE FOLLOWING CASES AND IN ALL CIRCUMSTANCES, ONE ADW REPRESENTS FIVE APPRECIATION WARRANTS.

Case 1—The average price never reaches the triggering level and on the maturity date the average price is less than the strike price.    In this case, the holders receive nothing. Note that even if the average price reaches U.S.$6.00 on the maturity date, the holder does not receive anything because the strike price has not been exceeded. Even if the average price reaches, for example, U.S.$7.00 sometime during the three-year life of the appreciation warrants, the holder would not receive anything if the average price on the maturity date were equal to or below the strike price.

Case 2—The average price never reaches the triggering level and on the maturity date is greater than the strike price.    Assume that the average price on the maturity date is U.S.$7.00. In this case, the appreciation value is U.S.$1.00 (U.S.$7.00 minus the U.S.$6.00 strike price), and for each appreciation warrant held, the holder of an appreciation warrant would receive CPOs worth U.S.$1.00.

Case—The average price during the life of the appreciation warrants reaches the U.S.$8.00 triggering level.    In this case, the appreciation warrants are redeemed and the appreciation value is U.S.$2.00 (U.S.$8.00 minus the U.S.$6.00 strike price), and for each appreciation warrant held, the holder receives CPOs worth U.S.$2.00. This is the maximum amount receivable under the appreciation warrants.

In each of these cases, the appreciation value will be divided by the closing price of one CPO on the maturity date or mandatory early redemption date, as the case may be, as published by the Mexican Stock Exchange, translated into Dollars at the Peso-Dollar FIX exchange rate, to determine the number of CPOs to be delivered per appreciation warrant. For example, in Case 2, a holder of 1,000 appreciation warrants would receive 142 CPOs, calculated by dividing U.S.$1,000 (1,000 x U.S.$1.00) by U.S.$7.00, the assumed closing price of the CPOs. The 0.8571429 fractional CPOs (U.S.$1,000 ÷ U.S.$7 = 142.8571429) to which that holder would be entitled would be sold, together with all other fractional CPO entitlements, by the CPO purchasing and disbursing agent in the open market, and the net cash proceeds from such sale would be distributed pro rata to the appreciation warrant holders entitled to fractional CPOs.

If the triggering level was not reached during the life of the appreciation warrants, the holders would still be entitled to realize an appreciation value on the maturity date, but only if the average price on the maturity date exceeds U.S.$6.00. However, if the average price of the maturity date is U.S.$6.00 or less, the appreciation warrants expire without any payments being made to the holders.

Payment and redemption notices

If the average price of one CPO reaches the triggering level as of a date prior to the maturity date, holders of appreciation warrants and ADWs will receive notices of redemption setting forth:

•	the appreciation value per appreciation warrant to which holders of the appreciation warrants and ADWs are entitled and the number of CPOs and ADSs to which the holders are entitled based on the appreciation value;

•	the date on which we will pay the appreciation value; and

•	the manner in which holders of the appreciation warrants or ADWs will receive CPOs or ADSs representing the appreciation value through the CPO purchasing and disbursing agent (and cash in respect of fractional CPOs or ADSs).

In addition, if on the maturity date the holders of the appreciation warrants and the ADWs are entitled to receive any payments, we will send them a similar notice. If the appreciation warrants expire without any payment entitlement, we will not send holders any notice but will publish in The Wall Street Journal and El Financiero a notice of expiration without payment.

Payment of appreciation value to holders of the appreciation warrants and ADWs

Payment to appreciation warrant holders.

Holders of the appreciation warrants will receive the appreciation value in CPOs following the maturity date or an early redemption date. We will pay the warrant agent a cash amount equal to the appreciation value for all outstanding appreciation warrants within three business days following the maturity date or early redemption date. Upon receipt of this payment from us, the warrant agent will in turn transfer the cash to the CPO purchasing and disbursing agent. The CPO purchasing and disbursing agent will use the proceeds of the payment received from the warrant agent to purchase CPOs from us or one of our subsidiaries. The CPO purchasing and disbursing agent will distribute the CPOs to the holders of the appreciation warrants in payment of the appreciation value to which they are entitled, through their custodians in Mexico. The number of CPOs that a appreciation warrant holder will receive per appreciation warrant will be equal to the appreciation value per appreciation warrant divided by the closing price of one CPO on the maturity date or early redemption date, as the case may be, as published by the Mexican Stock Exchange, translated into Dollars at the Peso-Dollar FIX exchange rate.

No fractional CPOs will be delivered. The CPO purchasing and disbursing agent will aggregate holders’ entitlements to receive fractional CPOs, sell those CPOs in the open market in Mexico and remit in cash to such holders their proportional share of the net proceeds from such sale (after deducting applicable fees, taxes and expenses).

Payment to ADW holders.

Holders of ADWs will receive the appreciation value only in the form of ADSs following the maturity date or an early redemption date through the ADW depositary. The CPO purchasing and disbursing agent will deposit with an agent for the ADW depositary CPOs representing the appreciation value payable on all the appreciation warrants underlying the ADWs following the maturity date or early redemption date. The ADW depositary will cause the ADS depositary to issue ADSs in respect of the CPOs so received and will deliver to the ADW holders the applicable number of ADSs representing the CPOs deposited. Currently, under the ADS deposit agreement, each ADS represents five CPOs. No fractional ADSs will be issued. The ADW depositary will aggregate the holders’ entitlements to receive fractional ADSs, sell those ADSs in the open market in the United States and remit in cash to such holders their proportional share of the net proceeds from such sale (after deducting applicable fees, taxes and expenses).

Anti-dilution provisions of the appreciation warrants

We believe that the Mexican Stock Exchange will make adjustments to the terms of the appreciation warrants, and in the circumstances described below, to the number or market price of the CPOs to which each appreciation warrant relates, for the following events. The adjustments and changes will be made in accordance with Mexican legal and regulatory requirements, which do not specify particular calculations to be used, but rather are designed to provide fair treatment to the holders of the appreciation warrants. The following paragraphs describe the adjustments to the terms of the appreciation warrants that we expect the Mexican Stock Exchange to make in the following circumstances; however, we cannot assure you that these are the adjustments that the Mexican Stock Exchange will make.

Payment of cash dividends.    Generally, if we declare a cash dividend to be paid to our shareholders, including shares held in the trust that issues the CPOs, or the CPO trust, we believe that no adjustments will be made to the appreciation warrants. However, we believe that adjustments will be made to the appreciation warrants if distributions consisting exclusively of cash to holders of stock in an aggregate amount that, together with (A) other all-cash distributions to all holders of stock made within the preceding 12 months from the date on which the latest all cash distribution was made and (B) any cash payable in respect of any tender offer by us or any of our subsidiaries for all or any portion of the stock concluded within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization of all classes of stock on the relevant record date. In this event, we believe that the Mexican Stock Exchange would adjust the previous trading day closing price following the date of such distribution, and when the Mexican Stock Exchange makes such adjustment, the strike price and triggering level would be adjusted in the same proportion.

Payment of stock dividends or an increase or decrease in the number of shares of common stock outstanding (split or reverse split).    To the extent that any stock dividend payment or increase or decrease in the number of shares of stock affects the CPOs, we believe that the Mexican Stock Exchange would announce the adjustments to the previous trading day closing price of a CPO following such an event, and when the Mexican Stock Exchange makes such adjustment, we believe that the strike price and the triggering level would be adjusted in the same proportion. In addition, we believe that the number of CPOs to which each appreciation warrant relates would be adjusted in a manner inversely proportional to the adjustments to the strike price and the triggering level.

For example, if we effect a 2-for-1 stock split and issue new CPOs for the new shares, we believe that the Mexican Stock Exchange would adjust the previous trading day closing price of one CPO by 50%. Therefore, the strike price and the triggering level would also be reduced by 50%. Also, we believe that the number of CPOs to which each appreciation warrant relates would be adjusted in inverse proportion, so that the appreciation warrant holder would be entitled to appreciation value related to two CPOs instead of one.

Share or CPO exchange.    We believe that no adjustments will be made in the event that we exchange or cause to be exchanged our CPOs for new CPOs or shares of our company on a one-for-one basis.

Subscription of shares; stock dividends.    If we offer our shareholders the right to subscribe for CPOs at a discount to the market price for the CPOs, and shareholders subscribe, we believe that adjustments to the appreciation warrants will be made consistent with adjustments made for stock dividends.

Merger where we are the surviving entity.    We believe that adjustments to the appreciation warrants will be made consistent with adjustments made for stock dividends.

Merger where we are not the surviving entity.    We believe that holders of appreciation warrants will have the right to choose (1) the difference between the average price on the date prior to shareholder approval of the merger and the strike price, paid in cash within three business days of that approval, or (2) a appreciation warrant that relates to the securities of the surviving entity as opposed to CPOs, provided those securities are listed on the Mexican Stock Exchange. We believe that if option (2) is chosen, the strike price and the triggering level, as well as the number of securities to which the appreciation warrant relates, would be adjusted to reflect the value of the securities as compared to CPOs.

Corporate split (spin-off).    (a)  If all the shares of the companies that result from a corporate split or spin-off are listed on the Mexican Stock Exchange, we believe that a holder of appreciation warrants will have the right to a appreciation warrant that relates to a basket of securities consisting of the number of shares resulting from the corporate split or spin-off that are attributable to each CPO.

(b)  If less than all the shares of the companies that result from a corporate split or spin-off are listed on the Mexican Stock Exchange, we believe that a holder of appreciation warrants will have the right to choose (1) an adjustment to the strike price, the triggering level and the number of CPOs to which the appreciation warrant relates consistent with the adjustments to be made for a stock dividend or (2) the difference between the average price on the date prior to shareholder approval of the corporate split or spin-off and the strike price, paid in cash.

Exchange Offer.    In the event of an exchange of our CPOs or of the shares underlying the CPOs for new shares issued by another corporate entity that results in our CPOs no longer being listed on the Mexican Stock Exchange, we believe that holders of appreciation warrants will have the right to choose (1) the difference between the average price on the date prior to the consummation of the transaction and the strike price, paid in cash, or (2) a appreciation warrant that relates to the securities issued in the exchange, provided those securities are listed on the Mexican Stock Exchange. If option (2) is chosen, we believe that the strike price and the triggering level, as well as the number of securities to which the appreciation warrant relates, would be adjusted to reflect the value of the securities as compared to CPOs.

The Mexican regulations applicable to adjustments for dilutive events specify only those events discussed above. We believe that if other events not addressed in the regulations occur, we would work with the Mexican Stock Exchange to ensure that the holders of appreciation warrants were treated fairly. However, holders of the appreciation warrants will not have any contractual rights against us or any claims against the Mexican Stock Exchange in respect of any dilutive events or anti-dilution adjustments mandated by the Mexican Stock Exchange.

Issuance of appreciation warrants

The appreciation warrants will be issued in registered form and will be represented by a global certificate deposited with Indeval. Ownership of appreciation warrants deposited with Indeval will be shown on, and transfer of the ownership of appreciation warrants will be effected through, records maintained by Indeval and Indeval participants. Holders of appreciation warrants are not entitled to receive physical certificates evidencing their appreciation warrants but may request certificates issued by Indeval and the relevant Indeval participants indicating ownership of appreciation warrants.

Any transfer and delivery of the appreciation warrants will be made through book-entry transfers at Indeval, and all transfers will be effected through the Mexican Stock Exchange.

Voting rights

The holders of appreciation warrants will have no voting rights with respect to the appreciation warrants.

Extraordinary Event—Suspension of Trading on the Mexican Stock Exchange

If trading in our CPOs on the Mexican Stock Exchange is suspended, trading in the appreciation warrants on the Mexican Stock Exchange will also be suspended, unless trading is suspended as a result of changes in prices in one trading day that exceed Mexican Stock Exchange established limits. If the maturity date occurs during a trading suspension, the maturity date will be extended to the next succeeding business day on which there is no trading suspension. However, if the trading suspension continues for five business days following the initial maturity date, the holders of the appreciation warrants will be entitled to receive, in cash, the difference between the average price just prior to the commencement of the trading suspension and the strike price.

DESCRIPTION OF OUR ADWs

Citibank, N.A. will act as the depositary bank for our American Depositary Warrants. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. The American Depositary Warrants are referred to as “ADWs” and represent ownership interests in appreciation warrants that are on deposit with the depositary bank. ADWs will be represented by certificates that are referred to as “American Depositary Warrant Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Nacional de México, S.A., located at Ave. Calzada del Valle No. 350, First Floor, San Pedro Garza García, N.L. México 66220.

We have appointed Citibank as depositary bank for the ADWs pursuant to a warrant deposit agreement. A copy of the warrant deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the warrant deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-14096 when retrieving such copy.

Set forth below is a summary description of the material terms of the ADWs and of an ADW holder’s material rights. Because it is a summary, it does not describe every aspect of the ADWs and the warrant deposit agreement. For more complete information, you should read the entire warrant deposit agreement and the form of ADR which contains the terms of the ADWs. A form of the warrant deposit agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 3 for information on how to obtain copies of the warrant deposit agreement.

Each ADW represents five appreciation warrants on deposit with the custodian bank. An ADW will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADW but that has not been distributed to the owners of ADWs because of legal restrictions or practical considerations.

If you become an owner of ADWs, you will become a party to the warrant deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADWs. The warrant deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADWs and those of the depositary bank. As a ADW holder you appoint the depositary bank to act on your behalf in the circumstances contemplated in the warrant deposit agreement. The warrant deposit agreement is governed by New York law. However, our obligations to the holders of appreciation warrants will be governed by the terms of the warrant deed and the CPO purchasing and disbursing agreement, each of which are governed by the laws of Mexico, which are different from the laws in the United States.

As an owner of ADWs, you may hold your ADWs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADWs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as a ADW owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADWs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader will own ADWs at the relevant time.

Distributions

As a holder of ADWs, you generally will not have rights to receive dividends or other distributions related to the CPOs or the securities underlying the CPOs. The warrant deposit agreement contains provisions that relate to distributions to holders of ADWs. The provisions have been included in the warrant deposit agreement with an eye to accommodating extraordinary events such as trading suspensions of our CPOs or other transactions and events that may result from the application of the anti-dilution provisions applicable to the appreciation warrants.

Redemption

Upon redemption of the appreciation warrants, we will notify the depositary bank to redeem the appreciation warrants and deliver to the custodian bank the applicable appreciation value in the form of CPOs for each of the appreciation warrants held on deposit with the custodian bank for the ADW program. The depositary bank for the ADWs will arrange for the issuance of the applicable number of ADSs in respect of the CPOs so received. The depositary bank will notify you of your right to receive the appreciation value in ADS form and will provide you with the means to surrender your ADWs and receive the ADSs representing the CPOs received from us in satisfaction of the applicable appreciation value. No fractional ADSs will be issued. The depositary bank will aggregate and sell fractional entitlements to ADSs and deliver your proportional entitlement to the net proceeds of that sale, after deducting applicable fees, taxes and expenses in cash.

Issuance of ADWs upon Deposit of Appreciation Warrants

The depositary bank may create ADWs on your behalf if you or your broker deposit appreciation warrants with the custodian. The depositary bank will deliver these ADWs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the appreciation warrants to the custodian.

The issuance of ADWs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the appreciation warrants have been duly transferred to the custodian. The depositary bank will only issue ADWs in whole numbers.

When you make a deposit of appreciation warrants, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The appreciation warrants are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	You are duly authorized to deposit the appreciation warrants.

•	The appreciation warrants presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADWs issuable upon such deposit will not be, “restricted securities” (as defined in the warrant deposit agreement).

•	The appreciation warrants presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Appreciation Warrants Upon Cancellation of ADWs

As a holder of ADWs, you will be entitled to present your ADWs to the depositary bank for cancellation and then receive the underlying appreciation warrants at the custodian’s office. In order to withdraw the appreciation warrants represented by your ADWs, you will be required to pay to the depositary bank the fees for cancellation of ADWs and any charges and taxes payable upon the transfer of the appreciation warrants being withdrawn and provide to the depositary bank the endorsements and documentation it may require. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADWs will not have any rights under the warrant deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADWs. The withdrawal of the appreciation warrants represented by your ADWs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADWs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADWs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the appreciation warrants or ADWs are closed, or (ii) appreciation warrants are immobilized on account of a shareholders’ meeting or warrant holders’ meeting or a payment of distributions upon ADWs.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADWs or the withdrawal of securities on deposit.

The warrant deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADWs except to comply with mandatory provisions of law.

Consent Rights

As a holder of ADWs, you have the right under the warrant deposit agreement to instruct the depositary bank to exercise the consent rights, if any, for the appreciation warrants represented by your ADWs. As of the date of this prospectus, holders of appreciation warrants will have no voting rights with respect to the CPOs or the securities underlying the CPOs, although there are circumstances under Mexican law that give rise to the need to obtain the consent of appreciation warrant holders on matters affecting the appreciation warrants.

At our request, the depositary bank will mail to you any notice of solicitation of consent of appreciation warrant holders or of appreciation warrant holders’ meetings received from us together with information explaining how to instruct the depositary bank to exercise the consent rights of the securities represented by ADWs.

If the depositary bank timely receives instructions from a holder of ADWs, it will endeavor to exercise the consent rights of the securities represented by the holder’s ADWs in accordance with such instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive materials in time to enable you to return instructions to the depositary bank in a timely manner. No consent rights will be exercised for securities for which no instructions have been received.

Fees and Charges

As a ADW holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADWs	Up to 5¢ per ADW issued
Cancellation of ADWs and delivery of appreciation warrants	Up to 5¢ per ADW canceled
Exercise of rights to purchase additional ADWs	Up to 5¢ per ADW issued
Issuance of ADSs upon redemption of new ADWs	No fee
Distribution of cash proceeds (i.e., upon sale of rights and other entitlements)	Up to 2¢ per ADW held
Distribution of cash or ADWs pursuant to a free distribution of appreciation warrants or other free distribution of securities	Up to 2¢ per ADW held
Transfer of ADRs	$1.50 per certificate presented for transfer

As a ADW holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of appreciation warrants charged by the registrar and transfer agent in Mexico for the appreciation warrants (i.e., upon deposit and withdrawal of appreciation warrants).

•	Expenses incurred for converting foreign currency into Dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when appreciation warrants are deposited or withdrawn from deposit).

•	We have agreed to pay some of the other charges and expenses of the depositary bank for the ADWs. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the warrant deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the warrant deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADWs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the warrant deposit agreement if you continue to hold your ADWs after the modifications to the warrant deposit agreement become effective. Except as permitted by applicable law, the warrant deposit agreement cannot be amended to prevent you from withdrawing the appreciation warrants represented by your ADWs.

The warrant deposit agreement will terminate automatically upon redemption of the appreciation warrants, either at maturity or upon a mandatory redemption prior to maturity. In addition, we have the right to direct the depositary bank to terminate the warrant deposit agreement, and the depositary bank may in some circumstances on its own initiative terminate the warrant deposit agreement. In such cases, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the warrant deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADWs and the withdrawal of the appreciation warrants represented by your ADWs and the delivery of all other property held by the depositary bank in respect of those appreciation warrants on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received in respect of the redemption of the appreciation warrants on deposit, if any, but will not distribute any such property to you until you request the cancellation of your ADWs.

•	after the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADWs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADWs still outstanding.

Books of Depositary

The depositary bank will maintain ADW holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADWs and the warrant deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The warrant deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the warrant deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out instructions for giving or refusing consent, for any manner in which a consent is given or refused or a vote is cast or for the effect of any consent, provided it acts in good faith and in accordance with the terms of the warrant deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in appreciation warrants, for the validity or worth of the appreciation warrants, for any tax consequences that result from the ownership of ADWs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the warrant deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	The depositary bank will have no obligation to appear in, prosecute or defend any action, suit or other proceeding involving the appreciation warrants, ADWs or ADRs, or any non-payment of appreciation value, unless it is sufficiently indemnified.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the warrant deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Estatutos, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the warrant deposit agreement or in our Estatutos or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting appreciation warrants for deposit, any holder of ADWs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of appreciation warrants but is not, under the terms of the warrant deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	The depositary bank disclaims liability for any act or failure to act by us or the warrant agent under the terms of the warrant agreement or for any term contained in the warrant deed or of the CPO purchasing and disbursing agent.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADWs before receiving a deposit of appreciation warrants or release appreciation warrants before receiving ADWs. These transactions are commonly referred to as “pre-release transactions.” The warrant deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADWs and the securities represented by the ADWs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADWs, to deliver, transfer, split and combine ADRs, to deliver ADSs upon redemption of ADWs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill their legal obligations. You may be required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency, if any, received upon redemption of the appreciation warrants into Dollars if such conversion is practical, and it will distribute the Dollars in accordance with the terms of the warrant deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the Dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

PLAN OF DISTRIBUTION

We may sell the CPOs, ADSs, appreciation warrants and ADWs being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities and the proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters or agents compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

We may also conduct a rights offering of the CPOs, ADSs, appreciation warrants and ADWs to our shareholders. Any details of any specific rights offering would be included in an applicable prospectus supplement.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

As one of the means of direct issuance of offered securities, we may utilize the service of an entity through which we may conduct an electronic “Dutch auction” or similar offering of the offered securities among potential purchasers who are eligible to participate in the auction or offering of such offered securities, if so described in the applicable prospectus supplement.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers and agents may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and our affiliates.

The CPOs and appreciation warrants are listed on the Mexican Stock Exchange, and the ADSs and ADWs are listed on the New York Stock Exchange. Any CPOs or appreciation warrants sold will be listed on the Mexican Stock Exchange and any ADSs or ADWs sold will be listed on the New York Stock Exchange, upon official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF THE SECURITIES

Several legal matters in connection with the CPOs underlying the ADSs and the appreciation warrants underlying the ADWs have been passed upon for CEMEX by Lic. Ramiro G. Villarreal, General Counsel of CEMEX. Mr. Villarreal, our General Counsel and secretary of our board of directors, is a holder of our securities, and is a participant in our stock option programs.

EXPERTS

The consolidated financial statements and schedules of CEMEX as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference into this prospectus in reliance upon the reports of KPMG Cárdenas Dosal, S.C. and PricewaterhouseCoopers, independent accountants, appearing in CEMEX’s annual report on Form 20-F for the fiscal year ended December 31, 2001, and upon the authority of those firms as experts in accounting and auditing.

27,000,000 American Depositary Shares

CEMEX, S.A. de C.V.

Representing 270,000,000 Ordinary Participation Certificates

PROSPECTUS SUPPLEMENT

                    , 2005

Citigroup	JPMorgan

Wachovia Securities

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Calyon Securities (USA) Inc.

Dresdner Kleinwort Wasserstien

Scotia Capital

UBS Investment Bank